                                                                       EXHIBIT 1

  THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or what action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or independent financial adviser authorised under the Financial Services Act 1986.

  If you have sold or transferred all your ordinary shares or American Depositary Shares in Gemini, please send this document, together with the accompanying forms of proxy, or voting instruction card, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee. However, such documents must not be forwarded or transmitted in or into Australia, Canada or Japan.

  Seymour Pierce Limited, which is regulated in the UK by The Securities and Futures Authority Limited, is acting for Gemini and no one else in relation to the Transaction and will not be responsible to anyone other than Gemini for providing the protections afforded to customers of Seymour Pierce Limited, nor for providing advice in relation to the Transaction or any other matter referred to herein.

  Lipe & Co. is also acting as financial adviser to Gemini and no one else in connection with the Transaction and will not be responsible to anyone other than Gemini for providing the protections afforded to customers of Lipe & Co., nor for providing advice in relation to the Transaction or any other matter referred to herein.

  Robertson Stephens International, Ltd., which is regulated in the UK by The Securities and Futures Authority Limited, has approved this document solely for the purposes of section 57 of the Financial Services Act 1986. Robertson Stephens International, Ltd. is acting solely on behalf of SEQUENOM and no one else in connection with the Transaction and will not be responsible to anyone other than SEQUENOM for providing the protections afforded to customers of Robertson Stephens International, Ltd., nor for providing advice in relation to the Transaction or any other matter referred to herein.

  Robertson Stephens, Inc. is acting as financial adviser to SEQUENOM and no one else in connection with the Transaction and will not be responsible to anyone other than SEQUENOM for providing the protections afforded to customers of Robertson Stephens, Inc., nor for providing advice in relation to the Transaction or any other matter referred to herein.

-------------------------------------------------------------------------------

                    Recommended proposal for the merger of
                              Gemini Genomics plc
                                      and
                                SEQUENOM, Inc.

                         to be effected by means of a
                             Scheme of Arrangement
                  under section 425 of the Companies Act 1985

-------------------------------------------------------------------------------

  Your attention is drawn to the letter from Michael Fitzgerald, Chairman of Gemini, on behalf of the Gemini Board, set out on pages 4 to 9, which contains the Gemini Board's unanimous recommendation that you approve the Transaction.

  Notices of the Extraordinary General Meeting and the Court Meeting of Gemini, both of which will be held at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY, England on 23 August 2001, are set out on pages 144 to 148 of this document. The Extraordinary General Meeting will start at 10:00 a.m. (London time) and the Court Meeting will start at 10:05 a.m. (London time), or as soon thereafter as the Extraordinary General Meeting shall have been concluded or adjourned.

  If you hold Gemini Shares and whether or not you intend to be present at the Meetings, please complete both the BLUE and WHITE forms of proxy enclosed with copies of this document being sent to Gemini Shareholders and send them to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, England as soon as possible, but in any event so as to arrive no later than 48 hours before the time appointed for the relevant Meeting. If the WHITE form of proxy for the Court Meeting is not returned by then, it may still be handed to the chairman of the Court Meeting prior to the start of that Meeting. (Note that this does NOT apply to the BLUE form of proxy, which must arrive no later than 48 hours before the Extraordinary General Meeting in order to be valid). Voting at the Court Meeting will be by way of a poll. The return of the forms of proxy will not prevent you from attending the Meetings and voting in person if you so wish.

  If you hold Gemini ADSs directly, please complete and sign the voting instruction card enclosed with copies of this document being sent to Gemini ADS Holders and return it in the accompanying postage paid envelope to The Bank of New York as soon as possible and, in any event, so as to arrive no later than 5:00 p.m. (New York time) on 21 August 2001. If you hold your Gemini ADSs indirectly through a broker or other financial institution, you should contact such broker or financial institution to find out their procedures with respect to submitting voting instructions.

  Unless they become registered holders of Gemini Shares by arranging for the surrender of their Gemini ADSs at The Bank of New York's Corporate Trust Office, 101 Barclay Street, New York, New York 10286, USA no later than 3:00 p.m. (New York time) on 15 August 2001, Gemini ADS Holders may not attend or vote at the Extraordinary General Meeting or the Court Meeting or be present at the Final Hearing. Gemini ADS Holders proposing to surrender their Gemini ADSs to become registered holders of Gemini Shares should contact The Bank of New York by telephone on (212) 815-2208 or (212) 815-2207. In particular, Gemini ADS Holders are advised to read pages 20 to 22 for further information.

  The action you are recommended to take is set out on pages 7 and 8 of this document.

  Except for the historical information contained herein, the matters set forth in this document, including without limitation statements as to the expansion of the ability of Gemini and SEQUENOM to perform disease gene association and genetic marker studies and to provide an increasingly strong pipeline of validated genes for the development of diagnostic and therapeutic products, as well as the expansion of service and product offerings of Gemini and SEQUENOM, SEQUENOM's ability to identify genes, the existence of critical mass and resources to extract greater value from gene discoveries, the effect of the combination of technological capabilities, clinical data and scientific expertise on the Combined Group's product offerings and resources, the establishment of a gene and drug target discovery powerhouse, the benefits that will result from the union of Gemini and SEQUENOM's forces and resources, the acceleration of discoveries in disease areas, the opportunity to accelerate the identification of disease-associated genes and their advancement into products, the time limitations on gene-based target discovery and commercialisation, the ability of the Combined Group to move more rapidly in the identification of medical relevance of genomic data and the expected reduction in the Combined Group's employee headcount, are forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties associated with Gemini and SEQUENOM's technologies and approaches to drug discovery, development and commercialisation and those of their collaborative partners and competitors, the risks and uncertainties associated with intellectual property, including patents and trade secrets, and other risks set out on pages 60 to 66 of this document and detailed from time to time in Gemini and SEQUENOM's SEC reports, including SEQUENOM's Annual Report on Form 10-K for the year ended 31 December 2000 and recent Quarterly Report on Form 10-Q for the quarter ended 31 March 2001 and Gemini's Annual Report on Form 20-F for the year ended 31 March 2001. These forward-looking statements speak only as of the date on which they are made. Gemini and SEQUENOM disclaim any intent or obligation to update these forward-looking statements.

Rule 8 notices

  Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Gemini or SEQUENOM, owns or controls, or becomes the owner or controller, directly or indirectly, of one percent or more of any class of securities of Gemini or SEQUENOM is generally required under the provisions of rule 8 of the City Code to notify the Panel by no later than 12:00 noon (London time) on the London Business Day following the date of the transaction of every dealing in such securities during the period prior to the date on which the Transaction becomes effective or lapses or is withdrawn. Dealings by Gemini and SEQUENOM or by their "associates" (within the definition set out in the City Code) in any class of securities of Gemini and SEQUENOM or referable thereto until the end of such period must also be so disclosed.

                                    Contents

Expected Timetable........................................................    2
Letter from the Chairman..................................................    3
Explanatory Statement.....................................................    9
PART I -- The Company.....................................................    9
  1  Introduction.........................................................    9
  2  Principal terms of the Transaction...................................   10
  3  Structure of the Transaction.........................................   10
  4  Conditions of the Transaction........................................   12
  5  Background to and reasons for the Transaction........................   13
  6  Information on Gemini................................................   13
  7  Information on SEQUENOM..............................................   13
  8  Financial effects of the Transaction.................................   14
  9  SEQUENOM Stock.......................................................   15
  10  Directors, management and employees.................................   15
  11  Directors' interests................................................   15
  12  SEQUENOM directors' and executive officers' interests and
      intentions..........................................................   16
  13  Certain United States securities laws considerations................   16
  14  Certain United States accounting considerations.....................   18
  15  Gemini Share Option Schemes and Gemini Warrants.....................   18
  16  Taxation............................................................   19
  17  Overseas Holders....................................................   19
  18  Information for Gemini ADS Holders..................................   19
  19  Meetings and Resolutions............................................   21
  20  Settlement and dealings.............................................   22
  21  Risk factors to be considered in assessing an investment in SEQUENOM
      Stock...............................................................   22
  22  Action to be taken..................................................   23
  23  Further information.................................................   23
PART II -- SEQUENOM, Inc., Robertson Stephens, Inc. and Robertson Stephens
 International, Ltd.......................................................   25
Appendices to Explanatory Statement
  I  Conditions to the implementation of the Scheme of Arrangement and the
     Transaction..........................................................   26
  II  Financial information on Gemini Genomics plc........................   34
  III  Taxation...........................................................   55
  IV  Risk factors........................................................   60
  V  Financial information on SEQUENOM, Inc...............................   67
  VI  Summary of the rights of SEQUENOM Stock.............................   91
  VII  Comparison of the rights of Gemini Shareholders and SEQUENOM
       Stockholders.......................................................   96
  VIII  Additional information............................................  105
  IX  Definitions.........................................................  135
The Scheme of Arrangement.................................................  140
Notice of Court Meeting...................................................  144
Notice of Extraordinary General Meeting...................................  145

                              EXPECTED TIMETABLE

  Event                                                    Time and date (2001)
                                                           --------------------
  Record date for mailing
   to Gemini ADS Holders..                 5:00 p.m. (New York time) on 12 July
  Latest time and date for
   Gemini ADS Holders to
   surrender to The Bank
   of New York their
   Gemini ADSs for
   conversion into Gemini
   Shares (if so
   desired)...............               3:00 p.m. (New York time) on 15 August
  Voting Record Time......  48 hours prior to the time for the relevant Meeting
  Latest time and date for
   receipt of BLUE forms
   of proxy for the
   Extraordinary General
   Meeting................                10:00 a.m. (London time) on 21 August
  Latest time and date for
   receipt of WHITE forms
   of proxy for the Court
   Meeting+...............                10:05 a.m. (London time) on 21 August
  Latest time and date for
   receipt of voting
   instruction cards to
   instruct The Bank of
   New York to vote on
   behalf of Gemini ADS
   Holders at the
   Meetings...............               5:00 p.m. (New York time) on 21 August
  Extraordinary General
   Meeting................                10:00 a.m. (London time) on 23 August
  Court Meeting...........              10:05++ a.m. (London time) on 23 August
  SEQUENOM Special
   Meeting................                  10:00 a.m. (PST (USA)) on 23 August
  Petition Hearing+++.....                                         18 September
  Record Date for the
   Scheme+++..............                    close of business on 19 September
  Effective Date of the
   Scheme+++..............                                         20 September
  Dealings in
   Consideration Stock to
   commence on NASDAQ+++..     9:30 a.m. (New York time) on the Effective Date,
  Despatch of certificates                          expected to be 20 September
   for Consideration Stock
   and cheques for
   fractional
   entitlements+++........                                         by 4 October

--------
+ WHITE forms of proxy will also be valid if handed to the chairman of the Court Meeting prior to the start of that Meeting.
++ Or, if later, as soon thereafter as the Extraordinary General Meeting shall have been concluded or adjourned.
+++ These dates are indicative only and will depend, among other things, upon the date on which the Court sanctions the Scheme.

                           Letter from the Chairman
-------------------------------------------------------------------------------

                           [LOGO OF GEMINI GENOMICS]

                           (Registered No. 3377251)

Directors:                                                   Registered Office:

Michael Fitzgerald (Non-executive Chairman)                    162 Science Park
Paul Kelly (Chief Executive Officer)                                Milton Road
Jeremy Ingall (Non-executive Director)                                Cambridge
Roberto Rosenkranz (Non-executive Director)                             CB4 0GH
Sir Walter Bodmer (Non-executive Director)                              England

                                                                   20 July 2001

To Gemini Shareholders and Gemini ADS Holders and, for information only, Gemini Option Holders.

Dear Gemini Shareholder and Gemini ADS Holder,

                  RECOMMENDED PROPOSAL FOR THE COMBINATION OF
                    GEMINI GENOMICS PLC AND SEQUENOM, INC.

Introduction

  On 29 May 2001, it was announced that Gemini and SEQUENOM had reached an agreement on the terms of a proposed combination between Gemini and SEQUENOM to create an organisation that combines a cutting-edge genetic technology platform and disease association discovery strategies with one of the industry's largest collections of clinical genomics resources, including bioinformatics and analytical tools. The Combined Group is expected to be well positioned to be capable of performing disease gene association and genetic marker studies at a rate which is expected to provide an increasingly strong pipeline of validation genes for downstream development of diagnostic and therapeutic products. SEQUENOM is a NASDAQ listed company headquartered in San Diego in the US.

  I am writing to you, on behalf of the Gemini Board, to explain the background to the Transaction and the reasons why the Directors are unanimously recommending that you approve the terms of the Transaction.

  Under the terms of the Transaction, holders of Gemini Scheme Shares will receive 0.2 of a new SEQUENOM Share for each Gemini Scheme Share and holders of Gemini ADSs will receive 0.4 of a new SEQUENOM Share for each Gemini ADS. Immediately following completion of the Transaction, it is expected that former holders of Gemini Scheme Shares will hold approximately 35 percent of SEQUENOM's enlarged share capital.

  SEQUENOM is a leader in the worldwide effort to identify genes and genetic variations with significant impact on human health. Based on the performance of its MassARRAY(TM) technology and a proprietary population genetics approach, SEQUENOM seeks to identify genes that affect the health of large portions of the human population. Using its innovative technologies, information and scientific strategy, SEQUENOM is translating data generated from the Human Genome Project into medically important applications. Breaking through the limitations of traditional genomic research, SEQUENOM's MassARRAY(TM) product line, SNP assay portfolio and disease gene discovery programme are generating results which SEQUENOM believes positions SEQUENOM to be a leader in the race to develop genetics-based diagnostic and therapeutic products.

  The Transaction is being unanimously supported and recommended by the Directors and has the unanimous support and recommendation of the SEQUENOM Board. The Proxy Statement addressed to SEQUENOM Shareholders seeking their approval of the issuance of the new SEQUENOM Shares in the Transaction accompanies this document and is being sent to Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders, for information only.

Background to and reasons for the Transaction

  The Boards of SEQUENOM and Gemini believe that the Transaction presents important scientific and commercial opportunities through the creation of the Combined Group with resources to expedite disease gene identification, drug discovery and development. The Boards of SEQUENOM and Gemini believe that Gemini's extensive collection of clinical genomics data and samples, combined with SEQUENOM's cutting-edge genetic technology platform and disease gene discovery programme, should allow the Combined Group to have the capacity to perform millions of genetic analyses with approximately 20 million clinical data points from more than 75,000 volunteer subjects. The combination of the clinical genomics data, genetic technology platform and disease gene discovery programme of the Combined Group is expected to expedite its discovery activities, as well as reduce the time needed to identify and commercialise novel gene-based targets.

  SEQUENOM and Gemini aim to identify genes involved in common human diseases using bioinformatics and analytical tools. The Combined Group is expected to expand significantly SEQUENOM's ability to perform disease gene association and genetic marker validation studies, which SEQUENOM believes should provide a pipeline of validated genes for downstream development of diagnostic and therapeutic products. The Boards of SEQUENOM and Gemini anticipate that each unit of the Combined Group will supplement the work of the other, with the aim of leveraging and optimising the value of each of the previously independent companies. In addition to holding consolidated cash and short-term investments of approximately $208 million as of 31 March 2001, the Combined Group is expected to have:

  . industrial-scale genotyping capacity at SEQUENOM's high throughput MassARRAY(TM) facility;

  . clinical and genetic information from diverse populations to identify genes associated to disease;

  . a disease gene patent portfolio of 11 issued patents, with approximately 89 pending and a technology patent portfolio of approximately 59 issued or allowed patents with approximately 96 pending; and

  . critical mass and resources for an aggressive biotherapeutic development programme.

  Gemini and SEQUENOM have an existing collaboration, which seeks to discover candidate disease gene associations using SEQUENOM's MassARRAY(TM) technology platform and Gemini's clinical resources. The combined technological capabilities, clinical data and scientific expertise are expected to enable the Combined Group to offer an enhanced suite of products.

  The Boards of Gemini and SEQUENOM expect the proposed combination to accelerate SEQUENOM's ability to characterise the association of candidate disease genes to major common diseases. SEQUENOM Genomics, one of the Combined Group's two proposed strategic businesses, which is expected to focus on MassARRAY(TM) systems and consumables sales, MassARRAY-based services provided to SEQUENOM's collaborators and disease gene association licensing and validation programmes, expects to implement a programme to identify approximately 400 genes with significant impact on human health. It is currently anticipated that SEQUENOM Biotherapeutics, the Combined Group's other proposed strategic business, which is expected to apply technologies to transition human disease genes into therapeutics and diagnostics while leveraging the value of candidate disease genes identified by SEQUENOM Genomics, will also seek to accelerate and expand Gemini's existing target discovery activities, including functional genomic and computational biology approaches. Additional investments may be made for resources in areas such as target and lead validation, drug development and clinical validation. Partnering opportunities may exist at any point along this process, with a focus on licensing later stage, high value discoveries. SEQUENOM Biotherapeutics intends also to seek strategic partners to leverage additional value from Gemini's extensive clinical resources.

  I am, therefore, now writing to seek your approval of the Transaction and to explain the action you should take.

Summary of the terms and structure of the Transaction

  Under the Scheme of Arrangement, SEQUENOM will issue new SEQUENOM Shares to Gemini Shareholders as at the Record Date on the following basis:

    for each Gemini Scheme Share 0.2 of a new SEQUENOM Share representing for each Gemini ADS 0.4 of a new SEQUENOM Share

  The Exchange Proportion is subject to downward adjustment in certain circumstances as provided in the Transaction Agreement, the principal terms of which are summarised in paragraph 12.1 of Appendix VIII. Any resulting change in the amount of the Consideration Stock to be issued under the Scheme would require a modification of the Exchange Proportion. In such circumstances, Gemini Shareholders will be informed as soon as practicable and an application made to the Court to approve a modification of the Scheme to effect an appropriate equitable adjustment to the Consideration Stock. If any proposed modification has not been formulated in time to be taken into account at the Court Meeting, the Court may consider that the proposed modification should be put to Gemini Shareholders at a further meeting.

  The Exchange Proportion represents a 26.25 percent premium to the ratio in the market of 0.3167 based on the NASDAQ closing trading price of $17.68 per SEQUENOM Share and $5.60 per Gemini ADS on 25 May 2001, the latest trading day prior to announcement of the Transaction. Based on the NASDAQ closing trading price of SEQUENOM Shares as at that date, the Transaction values each Gemini Scheme Share at $3.54 and each Gemini ADS at $7.07 and the issued and to be issued share capital of Gemini at approximately $238 million. Based on the NASDAQ closing trading price of $11.28 per SEQUENOM Share on the Printing Date, the Transaction values each Gemini Scheme Share at $2.26 and each Gemini ADS at $4.51 and the issued and to be issued share capital of Gemini at approximately $149 million. The actual exchange premium and the actual per share aggregate Transaction value will be ascertained as of the Effective Date and may be substantially lower than the premium and Transaction values referred to above.

  The Transaction Agreement contains provisions under which a termination fee of up to $2.29 million may be payable by Gemini to SEQUENOM or by SEQUENOM to Gemini, as the case may be, in certain circumstances. The principal terms of the Transaction Agreement are summarised in paragraph 12.1 of Appendix VIII.

  The Transaction will be effected by means of a scheme of arrangement between Gemini and the Scheme Shareholders under section 425 of the UK Companies Act. This procedure involves an application by Gemini to the Court to approve the cancellation of all Gemini Scheme Shares, in consideration for which holders of Gemini Scheme Shares will receive new SEQUENOM Shares, on the basis set out on pages 10 to 12 and, at the same time, New Gemini Shares will be issued to SEQUENOM so that Gemini will become a wholly-owned subsidiary of SEQUENOM.

  For technical reasons associated with the Scheme and to ensure Gemini and SEQUENOM comply with the UK Companies Act, Gemini intends to seek shareholder approval for the creation of a new class of share, namely the Non-voting Deferred Share, to be allotted and issued to SEQUENOM in connection with the Transaction. In addition, Gemini Shareholders will be asked at the Extraordinary General Meeting to approve the conversion of Gemini from a public limited company to a private limited company, upon the Scheme becoming effective, in accordance with the UK Companies Act in order that Gemini may make an election, effective immediately after the Scheme becomes effective, which, for US federal income tax purposes, will result in the Transaction being characterised as an acquisition by SEQUENOM from Gemini of Gemini's assets.

  No fraction of a share of SEQUENOM Stock will be issued to Scheme Shareholders. In lieu thereof, each holder of Gemini Scheme Shares will instead receive cash (without interest) in respect of their fractional entitlements.

  Should the necessary approvals from Gemini Shareholders and the SEQUENOM Stockholders' Approval be obtained and the other Conditions be satisfied or, where applicable, waived, the Scheme will become effective upon sanction by the Court, delivery of an office copy of the Final Court Order to the Registrar of Companies in England and Wales and registration of the Final Court Order by the Registrar of Companies.

  The Transaction is expected to be treated as a purchase for accounting purposes under US GAAP.

Current trading

Gemini

  For the year ended 31 March 2001, Gemini reported a net loss of $(13.2) million (2000: $(15.4) million) and a fully diluted net loss per share of $(0.22) (2000: $(0.73)) on revenues of $1.6 million (2000: $0.2 million). As of 31 March 2001, Gemini reported net assets of $81.4 million (2000: $11.9 million).

  Gemini's ADSs are traded on NASDAQ. Based on the closing trading price of $5.60 per Gemini ADS on 25 May 2001, the latest trading day prior to announcement of the Transaction, Gemini had a diluted equity value of approximately $187 million. Based on the closing trading price of $4.41 per Gemini ADS on the Printing Date, Gemini had a diluted equity value of approximately $145 million.

SEQUENOM

  SEQUENOM Shares are traded on NASDAQ. Based on the closing trading price of $17.68 per SEQUENOM Share on 25 May 2001, the latest trading day prior to announcement of the Transaction, SEQUENOM had a diluted equity value of approximately $442 million. Based on the closing trading price of $11.28 per SEQUENOM Share on the Printing Date, SEQUENOM had a diluted equity value of approximately $280 million.

  For the year ended 31 December 2000, SEQUENOM reported a net loss of $(32.9) million (1999: $(21.8) million) and a fully diluted net loss per share of $(1.46) (1999: $(26.23)) on revenues of $10.0 million (1999: $0.2 million). As of 31 December 2000, SEQUENOM reported net assets of $144.9 million (1999:
$17.5 million).

  For the three months ended 31 March 2001, SEQUENOM reported a net loss of $(7.0) million (2000 $(14.3) million) and a fully diluted net loss per share of $(0.29) (2000: $(0.85)) on revenues of $5.2 million (2000: $1.6 million).
As of 31 March 2001, SEQUENOM reported net assets of $138.5 million (as of 31 December 2000: $144.9 million).

Directors, management and employees

  It is proposed that a board of eight directors will govern the combined company, which will retain the SEQUENOM name. Following the Effective Date, Helmut Schuhsler, currently Chairman of SEQUENOM, will remain Chairman and I, together with another nominee designated by me, who is a director of, or employed by, a publicly held biotechnology or pharmaceutical company (other than Gemini) and reasonably satisfactory to SEQUENOM, will join the existing Board of SEQUENOM.

  Toni Schuh will remain the President and Chief Executive Officer of SEQUENOM and Paul Kelly, Chief Executive Officer of Gemini, will be appointed Executive Vice-President of SEQUENOM and, following the Effective Date, will lead the SEQUENOM Biotherapeutics business.

  The Combined Group will consist of two strategic businesses: SEQUENOM Genomics, which is expected to focus on MassARRAY(TM) systems and consumables sales, MassARRAY-based services provided to SEQUENOM's collaborators and disease gene association licensing and validation programmes; and SEQUENOM Biotherapeutics, which is expected to apply technologies to transition human disease genes into drugs and diagnostics, while leveraging the value of candidate disease genes identified by SEQUENOM Genomics.

  SEQUENOM has confirmed that it will comply with the existing contractual and statutory employment rights, including pension rights, of all the Gemini Group management and employees as required by applicable law, including any legal obligation. However, as set out in SEQUENOM's merger financial guidance in Part C of Appendix V on page 90, SEQUENOM expects to reduce the Combined Group's employee headcount from approximately 345 employees to approximately 300 employees by the end of fiscal year 2001. Additionally, Paul Kelly and Jeremy Ingall have agreed, with effect from the Effective Date, to terminate their existing service agreements with Gemini and to enter into new employment agreements with SEQUENOM, the principal terms of which are referred to or summarised in paragraph 11 of Part I of the Explanatory Statement and paragraph 9 of Appendix VIII.

  Following the Effective Date, SEQUENOM intends to grant options under the SEQUENOM Stock Option Plan over 150,000 shares of SEQUENOM Stock to certain Directors and may grant additional options under the SEQUENOM Stock Option Plan to other employees of Gemini. Other than with respect to the options which SEQUENOM intends to grant to certain Directors, no decision yet has been made by SEQUENOM as to the persons to whom such options are to be granted nor in relation to the terms of such options or time period during which such options may be granted or exercised.

  In addition, to the extent that certain Directors and other employees of Gemini continue as employees of Gemini, they will be eligible to participate, in the ordinary course, in the SEQUENOM Stock Option Plan. A summary of the SEQUENOM Stock Option Plan is set out in paragraph 11 of Appendix VIII.

Dealings in SEQUENOM Stock

  SEQUENOM Stock is traded on NASDAQ in the United States, but is not admitted to trading on the London Stock Exchange or on any other stock exchange. Your attention is drawn to paragraph 13 of Part I of the Explanatory Statement set out on pages 16 to 18 of this document for a discussion of certain United States securities laws considerations.

Further Information

  Your attention is drawn to the Explanatory Statement set out on pages 10 to 25 and to the Appendices, which together with this letter comprise the explanatory statement relating to the Scheme made in compliance with section 426 of the UK Companies Act. Your attention is also drawn to the terms of the Scheme set out on pages 140 to 143 of this document and, for information only, to the Proxy Statement.

  The Explanatory Statement includes a letter from Gemini and a letter from SEQUENOM, Robertson Stephens, Inc., the financial adviser to SEQUENOM, and Robertson Stephens International Ltd., which approved the Press Announcement and is approving this document for the purposes of section 57 of the Financial Services Act 1986, as Parts I and II thereof. The Directors have been advised, and they consider it appropriate, that the information in the Proxy Statement, which is being sent to SEQUENOM Shareholders for their approval of the issuance of the Consideration Stock, should be made available to Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders, for information only, and that the Proxy Statement should be sent to Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders, for information only. The Proxy Statement, in particular, includes further information on SEQUENOM and unaudited pro forma information in relation to the Combined Group.

  As is the practice in the US, the Proxy Statement was prepared by and is the responsibility of SEQUENOM, its independent accountants and others with respect to certain sections of the Proxy Statement (for example, the section headed "Opinion of Financial Advisor to Sequenom" in relation to the opinion of Robertson Stephens, Inc. referred to therein). To the extent that there are any differences or variations between the Proxy Statement, which is being sent to Gemini Shareholders, Gemini ADS Holders and Gemini Options Holders for information only, and this document (arising principally out of the different purposes for which they have been prepared, the different recipients for whom they are intended and different market practices in the UK and the US), with respect to matters to be approved by you in connection with the Scheme, this document will prevail. However, if you hold SEQUENOM Shares and will be voting at the SEQUENOM Special Meeting, to the extent there are any differences between this document and the Proxy Statement, with respect to matters to be approved by you as a SEQUENOM Shareholder at the SEQUENOM Special Meeting, you should rely on the Proxy Statement.

Action to be taken by Gemini Shareholders and Gemini ADS Holders

  Gemini Shareholders

  The Scheme requires approval at the Extraordinary General Meeting to be held at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY, England on 23 August 2001, starting at 10:00 a.m. (London time) and its implementation requires approval at the Court Meeting to be held at the same place at 10:05 a.m. (London time) on the same day (or as soon thereafter as the Extraordinary General Meeting shall have been concluded or adjourned). If the Scheme becomes effective, it will become binding on all Scheme Shareholders, including any Scheme Shareholders who did not vote to approve the Scheme.

  You will find, on pages 144 to 148, notices of the Meetings which have been convened to enable Gemini Shareholders to consider and, if thought fit, approve the Scheme and the steps required to implement the Transaction. The Scheme requires the sanction of the Court which will follow a hearing at which all Gemini Shareholders may be present and be heard in person or through counsel to support or oppose the sanctioning of the Scheme. It is especially important that as many votes as possible are cast at the Court Meeting (whether in person or by proxy) so that the Court can be satisfied that there is a fair representation of the opinions of Gemini Shareholders. You are therefore strongly urged to complete, sign and return your forms of proxy as soon as possible.

  You will find enclosed a BLUE form of proxy to be used in connection with the Extraordinary General Meeting and a WHITE form of proxy to be used in connection with the Court Meeting. Whether or not you intend to be present at the Meetings, please complete both the BLUE and WHITE forms of proxy enclosed with this document and send them to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, England as soon as possible, but in any event so as to arrive no later than 48 hours before the time appointed for the relevant Meeting. If the WHITE form of proxy for the Court Meeting is not returned by then, it may still be handed to the chairman of the Court Meeting prior to the start of that Meeting. (Note that this does NOT apply to the BLUE form of proxy, which must arrive no later than 48 hours before the Extraordinary General Meeting in order to be valid).

  By completing and returning the enclosed BLUE and WHITE forms of proxy you ensure that your votes can be counted at the Meetings. Voting at the Court Meeting will be by way of a poll. The return of the forms of proxy will not prevent you from attending the Meetings and voting in person if you so wish.

  Please note that entitlement to vote at the Extraordinary General Meeting and the Court Meeting will be determined at the Voting Record Time (i.e. 48 hours prior to the time of the relevant Meeting or, in the case of adjournment, 48 hours prior to the time of the adjourned Meeting).

  Details relating to dealing, settlement and mandated payments are included in paragraph 20 of Part I of the Explanatory Statement.

  Gemini ADS Holders

  Holders of Gemini ADSs may instruct The Bank of New York, the depositary for Gemini ADSs, how to vote the Gemini Shares underlying their Gemini ADSs at the Extraordinary General Meeting and the Court Meeting. A voting instruction card is enclosed with copies of this document being sent to Gemini ADS Holders and Gemini ADS Holders wishing to instruct The Bank of New York how to vote at the Extraordinary General Meeting and the Court Meeting should complete, sign and return the voting instruction card in the accompanying postage paid envelope to The Bank of New York so as to arrive by no later than 5:00 p.m. (New York time) on 21 August 2001. If you hold your Gemini ADSs indirectly through a broker or other financial institution, you should contact such broker or financial institution to find out their procedures with respect to submitting voting instructions.

  Unless they become registered holders of Gemini Shares by arranging for the surrender of their Gemini American Depositary Receipts (evidencing their Gemini ADSs) in accordance with the deposit agreement, as more fully described in paragraph 18 of Part I of the Explanatory Statement, at The Bank of New York's Corporate Trust Office, 101 Barclay Street, New York, New York 10286, USA no later than 3:00 p.m. (New York time) on 15 August 2001, holders of Gemini ADSs may not attend or vote at the Extraordinary General Meeting or the Court Meeting in respect of the Gemini Shares to which their Gemini ADSs relate. Gemini ADS Holders wishing to surrender their Gemini ADSs in order to become registered holders of Gemini Shares should contact The Bank of New York by telephone on (212) 815-2208 or (212) 815-2207.

Overseas holders

  Gemini Shareholders resident overseas should refer to paragraph 17 of Part I of the Explanatory Statement, which contains important information relevant to such holders.

Recommendation

  The Directors, who have been so advised by Lipe & Co. and Seymour Pierce Limited, financial advisers to Gemini, consider the terms of the Transaction to be fair from a financial point of view. In providing advice to the Directors, Lipe & Co. and Seymour Pierce Limited have taken into account the Directors' commercial assessments.

  The Directors believe that the terms of the Transaction are in the best interests of Gemini Shareholders as a whole and unanimously recommend Gemini Shareholders to vote in favour of the Resolutions, as they intend to do in respect of their own beneficial holdings and related family interests of approximately 23.4 million Gemini Shares or Gemini Shares represented by Gemini ADSs representing, in aggregate, approximately 36 percent of Gemini's issued share capital.

                              Yours sincerely,


                              /S / Michael Fitzgerald


                              Michael Fitzgerald
                                   Chairman

                             Explanatory Statement

          (in compliance with section 426 of the Companies Act 1985)

                                    PART I
-------------------------------------------------------------------------------
                           [LOGO OF GEMINI GENOMICS]

                           (Registered No. 3377251)

Directors____________________________________________________Registered:Office:

Michael Fitzgerald (Non-executive Chairman_____________________162)Science Park Paul Kelly (Chief Executive Officer_________________________________Milton)Road Jeremy Ingall (Non-executive Director_________________________________Cambridge) Roberto Rosenkranz (Non-executive Director______________________________CB4)0GH Sir Walter Bodmer (Non-executive Director_______________________________England)

                                                                   20 July 2001

To Gemini Shareholders and Gemini ADS Holders and, for information only, Gemini Option Holders

Dear Gemini Shareholder and Gemini ADS Holder,

                  RECOMMENDED PROPOSAL FOR THE COMBINATION OF
                    GEMINI GENOMICS PLC AND SEQUENOM, INC.

1. Introduction

  It was announced on 29 May 2001 that Gemini and SEQUENOM had agreed upon the terms of a proposed Transaction to create an organisation that combines a cutting-edge genetic technology platform and disease association discovery strategies with one of the industry's largest collections of clinical genomics resources, including bioinformatics and analytical tools. The Combined Group is expected to be well positioned to be capable of performing disease gene association and genetic marker studies at a rate which is expected to provide an increasingly strong pipeline of validation genes for downstream development of diagnostic and therapeutic products. This letter forms Part I of the Explanatory Statement, Part II of which is a letter from SEQUENOM, Robertson Stephens, Inc. and Robertson Stephens International, Ltd. of the same date as this letter.

  The letter from the Chairman of Gemini on pages 3 to 8, which also forms part of the explanatory statement relating to the Scheme made in compliance with section 426 of the UK Companies Act, explains the background to and reasons for the Transaction. This letter explains the Scheme and sets out further details of the Transaction and the steps necessary to implement it.

  The Transaction is conditional, among other things, on the passing of the Resolutions referred to in paragraph 3 below, to be proposed at the Extraordinary General Meeting and the Court Meeting, approval of the Scheme by the Court and SEQUENOM Stockholders' Approval.

  Notices of the Extraordinary General Meeting and of the Court Meeting which have been convened to enable Gemini Shareholders to consider and, if thought fit, approve the Resolutions are set out on pages 144 to 148 of this document.

  Your attention is drawn to the unanimous recommendation of the Directors set out in the letter from Michael Fitzgerald, the Chairman of Gemini, that you should vote in favour of the Resolutions to be proposed at the Meetings. The Directors and their related family interests intend to vote in favour of the Resolutions in respect of holdings of approximately 23.4 million Gemini Shares or Gemini Shares represented by Gemini ADSs representing, in aggregate, approximately 36 percent of Gemini's issued share capital.

2. Principal terms of the Transaction

  Under the Scheme, the Scheme Shares will be cancelled and SEQUENOM will issue Consideration Stock to the Scheme Shareholders, as at the Record Date, on the following basis:

    for each Gemini Scheme Share 0.2 of a new SEQUENOM Share representing for each Gemini ADS 0.4 of a new SEQUENOM Share

  The Exchange Proportion is subject to downward adjustment in certain circumstances as provided in the Transaction Agreement, the principal terms of which are summarised in paragraph 12.1 of Appendix VIII. Any resulting change in the amount of the Consideration Stock to be issued as consideration under the Scheme would require a modification of the Exchange Proportion. In such circumstances, Gemini Shareholders will be informed as soon as practicable and an application made to the Court to approve a modification of the Scheme to effect an appropriate equitable adjustment to the Consideration Stock. If any proposed modification has not been formulated in time to be taken into account at the Court Meeting, the Court may consider that the proposed modification should be put to Gemini Shareholders at a further meeting.

  New SEQUENOM Shares to be issued as consideration under the Scheme will be validly issued, fully paid and non-assessable, free from all Encumbrances and will rank pari passu in all respects with SEQUENOM Shares then in issue, including the right to receive and retain any dividends and other distributions declared, made or paid after the Effective Date.

  No fraction of a SEQUENOM Share will be issued to Scheme Shareholders. In lieu thereof each Scheme Shareholder on the Record Date who would otherwise be entitled to such a fraction of a SEQUENOM Share (after first aggregating all such fractions of SEQUENOM Shares to which such Scheme Shareholder would otherwise be entitled) will instead receive cash (without interest) payable in US dollars (rounded to the nearest US cent) from SEQUENOM as if any fraction of a SEQUENOM Share to which such holder would otherwise have been entitled had been sold at the like fraction of the closing price of SEQUENOM Shares on NASDAQ on the Effective Date.

  If, at any time between 29 May 2001 and the time for the calculation of the amount of the Consideration Stock there is any change in the amount of SEQUENOM Stock in issue as a result of any capital reorganisation, reclassification, stock split (including a reverse stock split), readjustment of shares or any stock dividend with a record date during such period, the amount of Consideration Stock will be adjusted equitably. Any such change in the amount of the Consideration Stock to be issued as consideration under the Scheme would require a modification of the Exchange Proportion. In such circumstances, Gemini Shareholders will be informed as soon as practicable and an application made to the Court to approve a modification of the Scheme to effect an appropriate adjustment to the Consideration Stock. If any proposed modification has not been formulated in time to be taken into account at the Court Meeting, the Court may consider that the proposed modification should be put to Gemini Shareholders at a further meeting.

3. Structure of the Transaction

  The Transaction will be effected by means of a scheme of arrangement between Gemini and the Scheme Shareholders under section 425 of the UK Companies Act. This procedure involves an application by Gemini to the Court to approve the cancellation of all Scheme Shares, in consideration for which Scheme Shareholders will receive Consideration Stock on the basis set out in paragraph 2 above. New Gemini Shares will be issued to SEQUENOM so that Gemini will become a wholly-owned subsidiary of SEQUENOM. For technical reasons associated with the Scheme and to ensure Gemini and SEQUENOM comply with the UK Companies Act, Gemini intends to seek shareholder approval for the creation of a new class of share, namely the Non-voting Deferred Share, to be allotted and issued to SEQUENOM in connection with the Transaction.

  In light of the fact that, for the Scheme to become effective, the sanction of the Court, following a hearing at which all Gemini Shareholders may be present and be heard in person or through counsel to support or oppose the sanctioning of the Scheme, is required, SEQUENOM Stock to be issued in the Transaction will not be registered under the Securities Act in reliance upon the exemption from registration provided by section 3(a)(10) of the Securities Act. Please refer to paragraph 13 below for a further discussion of certain United States securities laws considerations.

  Before the Court approval referred to above can be sought, the Scheme will require approval by Scheme Shareholders at the Court Meeting. In addition, an Extraordinary General Meeting of Gemini Shareholders will be required to approve the matters referred to below and the approval of the SEQUENOM Shareholders at the Special Meeting will also be required. Should the necessary approvals be obtained from Gemini Shareholders, the SEQUENOM Stockholders' Approval be obtained and the other Conditions (set out in full in Appendix I) have been satisfied or (where applicable) waived, the Scheme will become effective upon sanction by the Court, delivery of an office copy of the Final Court Order to the Registrar of Companies in England and Wales and registration thereof by him. This is expected to occur in the third calendar quarter of 2001. Immediately following completion of the Transaction, and on the basis of the Exchange Proportion, it is expected that Scheme Shareholders will hold approximately 35 percent of SEQUENOM's enlarged share capital.

  The Extraordinary General Meeting (at which all Gemini Shareholders will be entitled to attend and vote) will be convened for the purpose of considering and, if thought fit, passing a special resolution (i) to approve the Transaction Agreement and the Scheme, (ii) to approve the reduction of the share capital of Gemini pursuant to the Scheme, (iii) to create the New Gemini Shares and to authorise the Directors to allot such number of New Gemini Shares to SEQUENOM pursuant to the Scheme as shall be equal to the number of Scheme Shares cancelled and extinguished, provided that the maximum number of Gemini Shares which is allotted is 72,019,352 and provided further that such authority shall expire on 30 June 2002 and (iv) to alter the Articles of Association of Gemini. These alterations will provide that:

  (a) any Gemini Shares issued (other than to SEQUENOM) on or after the time 48 hours prior to the Court Meeting and prior to the close of business on the London Business Day before the Final Court Order Date, will be subject to the terms of the Scheme and the holder or holders of such Gemini Shares will be bound by the Scheme accordingly;

  (b) any Gemini Shares allotted and issued or transferred on or after the Final Court Order Date to any person, other than SEQUENOM, will be immediately transferred to SEQUENOM free from all Encumbrances in consideration for the issue or transfer to the holder of such Gemini Shares of 0.2 of a SEQUENOM Share, fully paid-up and free from all Encumbrances, for each Gemini Share so transferred, save that no fraction of a SEQUENOM Share will be issued or transferred and, in lieu thereof, an amount in cash (without interest) shall be payable by SEQUENOM in US dollars (rounded to the nearest US cent) equal to the product of any such fraction multiplied by the closing price per SEQUENOM Share as reported on NASDAQ on the Effective Date;

  (c) the number of SEQUENOM Shares to be issued or transferred after the Effective Date as contemplated in the preceding paragraph (b) may be adjusted by the Directors in such manner as the auditors may determine on any re-organisation of the share capital of Gemini or of SEQUENOM effected after the Record Date, save that no fraction of a SEQUENOM Share shall be transferred or issued and, in lieu thereof, an amount shall be payable by SEQUENOM in cash (without interest) in US dollars (rounded to the nearest US cent), such amount as determined by the auditors (in their absolute discretion) ensuring as nearly as may be parity of treatment with that provided for in the preceding paragraph
      (b); and

  (d) to give effect to any transfer as contemplated by the preceding paragraph (b), Gemini may appoint any person to execute and deliver a form of transfer in favour of SEQUENOM and to agree for and on behalf of any issuee or transferee contemplated in the preceding paragraph (b) to become a shareholder of SEQUENOM.

  The proposed amendments to the Articles of Association of Gemini are intended to ensure that if the Scheme becomes effective, Gemini will become a wholly-owned subsidiary of SEQUENOM and will avoid any Scheme Shareholder or any other person, apart from SEQUENOM, being left with Gemini Shares after dealings in the Gemini ADSs representing such Gemini Shares have ceased on NASDAQ.

  In addition, Gemini Shareholders will be asked at the Extraordinary General Meeting to approve the creation, allotment and issue by Gemini of the Non-voting Deferred Share to SEQUENOM. This new class of share is required for technical reasons associated with the Scheme and to enable SEQUENOM and Gemini to comply with the UK Companies Act.

  Gemini Shareholders will also be asked at the Extraordinary General Meeting to approve the conversion of Gemini from a public limited company to a private limited company, upon the Scheme becoming effective, in accordance with the UK Companies Act in order that Gemini may make an election, effective immediately after the Scheme becomes effective, which, for US federal income tax purposes, will result in the Transaction being characterised as an acquisition by SEQUENOM from Gemini of Gemini's assets.

  The Court Meeting will be convened by order of the Court for the purposes of considering and, if thought fit, approving the Scheme (with or without modification). At the Court Meeting, voting will be by way of a poll, and Scheme Shareholders will be entitled to one vote for each Scheme Share held by them. The resolution to be proposed at the Court Meeting will be passed if a majority in number representing not less than three-fourths in value of the Scheme Shareholders present and voting, either in person or by proxy, votes in favour of the Scheme. For the purposes of the Scheme, any Gemini Shares held by the SEQUENOM Group would be treated as a separate class from the other members of Gemini. Accordingly, Gemini Shares held by any member of the SEQUENOM Group would not be Scheme Shares and any such member of the SEQUENOM Group would not be entitled to attend or vote at the Court Meeting. No member of the SEQUENOM Group is currently or intends to become, prior to the Effective Date, the holder of any Gemini Shares.

  Upon the Scheme becoming effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attend or vote at the Court Meeting or the Extraordinary General Meeting.

  Following the cancellation of the Scheme Shares, the issued share capital of Gemini will be restored to the amount of its paid up share capital prior to the cancellation of the Scheme Shares. The reserve created by the cancellation of the Scheme Shares will be applied in paying up in full at par the New Gemini Shares so created. All of the New Gemini Shares will be allotted and issued as fully paid to SEQUENOM which, as a result, will be the sole shareholder of Gemini.

  An aggregate of up to approximately 12.9 million SEQUENOM Shares are anticipated to be issued to Gemini Shareholders in connection with the Transaction. Immediately after completion of the Transaction, the SEQUENOM Shares issued in the Transaction will constitute approximately 35 percent of the then outstanding SEQUENOM Stock. In addition, up to approximately 1.5 million SEQUENOM Shares are anticipated to be issued to Gemini Option Holders and the holder of Gemini Warrants upon the exercise of outstanding options and warrants to purchase Gemini Shares and Gemini ADSs assumed by SEQUENOM in the Transaction/1/.

  SEQUENOM expects to account for the Transaction as a purchase for accounting purposes under US GAAP.

  SEQUENOM and Gemini have entered into the Transaction Agreement regarding the implementation of the Transaction. A summary of the main provisions of the Transaction Agreement is set out in paragraph 12.1 of Appendix VIII.

  In addition, Dr. Paul Kelly and Mr. Jeremy Ingall have agreed to enter into agreements with SEQUENOM. A summary of the main provisions of those proposed agreements is set out in paragraph 12.2 of Appendix VIII.

  The text of the Scheme is set out after Appendix IX.

4.  Conditions of the Transaction

  The Conditions are set out in full in Appendix I. The implementation of the Transaction is conditional, among other things, upon:

  . approval by a majority in number representing not less than three-fourths in value of the holders of the Scheme Shares present and voting, either in person or by proxy, at the Court Meeting;
  . the passing of the special resolution at the Extraordinary General Meeting required, among other things, to implement the Scheme and to amend the Articles of Association of Gemini in the manner described in paragraph 3 above;

  .  SEQUENOM Stockholders' Approval;

  . the Consideration Stock to be issued pursuant to the Scheme having been approved for trading upon notice of issuance on NASDAQ;

--------
(/1/)Attention is drawn to the exercise rights of optionholders under the rules of the Gemini Share Option Schemes as described in paragraph 15 below.

  . each of Paul Kelly, Jeremy Ingall and Patrick Kleyn having before the Effective Date entered into agreements with Gemini to terminate their existing service agreements with Gemini and having entered into or agreed to enter into new service agreements with SEQUENOM;

  . each of SEQUENOM and Michael Fitzgerald, Genelink Holdings Ltd., Radisson Trustees Ltd. and Cloverleaf Holdings Limited having executed and delivered on or prior to the Effective Date the new registration rights agreement in the Agreed Terms;

  . Michael Fitzgerald and his nominee, as reasonably acceptable to SEQUENOM, having been appointed as directors to the Board of SEQUENOM;

  . the Conditions which are not otherwise identified above, being satisfied or waived;

  . sanction of the Scheme and confirmation of the reduction of capital involved therein by the Court (in both cases, with or without modification agreed by SEQUENOM and Gemini);

  . an office copy of the Final Court Order being delivered for registration to the Registrar of Companies and registered by him; and

  . the Scheme becoming effective by not later than 30 November 2001 or such later date as Gemini and SEQUENOM may agree and the Court shall approve, failing which the Scheme will lapse.

5. Background to and reasons for the Transaction

  Gemini Shareholders' attention is drawn to the letter from the Chairman of Gemini set out on pages 3 to 8 which includes information on the background to and reasons for the Transaction.

  Appendix IV contains a summary of certain risk factors which may be associated with the Transaction and the ability to achieve the contemplated benefits of the Transaction.

6. Information on Gemini

  Gemini is a clinical genomics company focused on the discovery and commercialisation of novel gene-based targets. Because it is clear that a comprehensive understanding of disease depends on the integration of genetics, proteomics, environmental factors and clinical and medical information from humans, Gemini's approach is to collect and analyse that information from a wide range of human population groups, including twins, disease-affected families, isolated (founder) populations and drug trial subjects. By investing in leading- edge bioinformatics and other technologies, Gemini is able to effectively apply these resources to the acceleration of disease gene identification, target discovery, and drug development.

Financial information

  Gemini's ADSs are traded on NASDAQ. Based on the closing trading price of $5.60 per Gemini ADS on 25 May 2001, the latest trading day prior to announcement of the Transaction, Gemini had a diluted equity value of approximately $187 million. Based on the closing trading price of $4.41 per Gemini ADS on the Printing Date, Gemini had a diluted equity value of approximately $145 million.

  For the year ended 31 March 2001, Gemini reported a net loss of $(13.2) million (2000: $(15.4) million) and a fully diluted net loss per share of $(0.22) (2000: $(0.73)) on revenues of $1.6 million (2000: $0.2 million). As of 31 March 2001, Gemini reported net assets of $81.4 million (2000: $11.9 million).

  Copies of Gemini's audited statements of operations, shareholders' equity and cash flows for the three financial years ended 31 March 2001, together with consolidated balance sheets for the two financial years ended 31 March 2001, are set out in Appendix II.

7. Information on SEQUENOM

  SEQUENOM, a NASDAQ listed company headquartered in San Diego in the US, is a leader in the worldwide effort to identify genes and genetic variations with significant impact on human health. Using innovative technologies, information and scientific strategy, SEQUENOM is translating data generated from the Human Genome Project into medically important applications. Breaking through the significant limitations of traditional research, SEQUENOM's MassArray(TM) product line, SNP assay portfolio and disease gene discovery programme are generating results which SEQUENOM believes positions SEQUENOM to be a leader in the race to develop genetic based diagnostics and therapeutic products.

Financial information

  SEQUENOM Shares are traded on NASDAQ. Based on the closing trading price of $17.68 per SEQUENOM Share on 25 May 2001, the latest trading day prior to announcement of the Transaction, SEQUENOM had a diluted equity value of $442 million. Based on the closing trading price of $11.28 per SEQUENOM Share on the Printing Date, SEQUENOM had a diluted equity value of approximately
$280 million.

  For the year ended 31 December 2000, SEQUENOM reported a net loss of $(32.9) million (1999: $(21.8) million) and a fully diluted net loss per share of $(1.46) (1999: $(26.23)) on revenues of $10.0 million (1999: $0.2 million). As of 31 December 2000, SEQUENOM reported net assets of $144.9 million (1999:
$17.5 million).

  For the three months ended 31 March 2001, SEQUENOM reported a net loss of $(7.0) million (2000: $(14.3) million) and a fully diluted net loss per share of $(0.29) (2000: $(0.85)) on revenues of $5.2 million (2000: $1.6 million).
As of 31 March 2001, SEQUENOM reported net assets of $138.5 million (as of 31 December 2000: $144.9 million).

  Copies of SEQUENOM's audited statements of operations, shareholders' equity and cash flows for the three financial years ended 31 December 2000, and the consolidated balance sheets for the two financial years ended 31 December 2000, together with unaudited accounts for the three months ended 31 March 2001 and merger financial guidance issued by SEQUENOM on 19 June 2001, are set out in Appendix V.

8. Financial effects of the Transaction

General

  The following table shows (for illustrative purposes only and on the basis set out in the notes below) the financial effects for a holder of one Gemini ADS (each representing two Gemini Shares) if the Scheme becomes effective. No account is taken of fractional entitlements, or any liability to taxation, in assessing the financial effects of approval of the Transaction. The actual percentage increase in capital value will be ascertained as of the Effective Date and may be substantially lower than the percentage increase in capital value set out below, which is based on the market value of Gemini ADSs on 25 May 2001 and on the Printing Date.

                                                                       Based on
                                                                        market
                                                                       value of
                                                 Based on market value  Gemini
                                                 of Gemini ADS on the  ADS on 25
                                                     Printing Date     May 2001
                                                 --------------------- ---------
                                                           $               $
Market value of 0.4 of a SEQUENOM Share.........         4.51(/1/)     7.07(/3/)
Market value of one Gemini ADS..................         4.41(/2/)     5.60(/4/)
Increase in capital value.......................          0.1            1.47
Percentage increase in capital value............          2.27%          26.25%

--------
(1) The market value of a SEQUENOM Share is based upon the NASDAQ closing trading price of $11.28 per SEQUENOM Share on the Printing Date.
(2) The market value of a Gemini ADS is based upon the NASDAQ closing trading price of $4.41 per Gemini ADS on the Printing Date.
(3) The market value of a SEQUENOM Share is based upon the NASDAQ closing trading price of $17.68 per SEQUENOM Share on 25 May 2001, the latest trading day prior to announcement of the Transaction.
(4) The market value of a Gemini ADS is based upon the NASDAQ closing trading price of $5.60 per Gemini ADS on 25 May 2001, the latest trading day prior to announcement of the Transaction.

Dividend income

  Gemini has not paid any cash dividends on its issued share capital since its initial public offering of Gemini ADSs in July 2000. It is the current policy of the Board of Gemini to retain future earnings to finance its operations and future growth.

  SEQUENOM has not paid any cash dividends on its issued common stock to date and does not anticipate paying cash dividends in the foreseeable future.

  Based on this dividend policy, the income effects of acceptance for a holder of Gemini ADSs if the Scheme becomes effective have not been illustrated.

9. SEQUENOM Stock

  A summary of the rights attaching to SEQUENOM Stock is set out in Appendix VI and a summary comparing the material differences between the rights of Gemini Shareholders and the rights of SEQUENOM Stockholders arising from differences between the corporate laws of England and the State of Delaware, USA, respectively, is set out in Appendix VII.

10. Directors, management and employees

  It is proposed that a board of eight directors will govern the combined company, which will retain the SEQUENOM name. Following the Effective Date, Helmut Schuhsler, currently Chairman of SEQUENOM, will remain Chairman and Michael Fitzgerald, the Chairman of Gemini, together with another nominee designated by Michael Fitzgerald, who is a director of, or employed by, a publicly held biotechnology or pharmaceutical company (other than Gemini) and reasonably satisfactory to SEQUENOM, will join the existing Board of SEQUENOM.

  Toni Schuh will remain the President and Chief Executive Officer of SEQUENOM and Paul Kelly, Chief Executive Officer of Gemini, will be appointed Executive Vice-President of SEQUENOM and, following the Effective Date, will lead the SEQUENOM Biotherapeutics business.

  The Combined Group will consist of two strategic businesses: SEQUENOM Genomics, which is expected to focus on MassARRAY(TM) systems and consumables sales, MassARRAY-based services provided to SEQUENOM's collaborators and disease gene association licensing and validation programmes; and SEQUENOM Biotherapeutics, which is expected to apply technologies to transition human disease genes into drugs and diagnostics, while leveraging the value of candidate disease genes identified by SEQUENOM Genomics.

  SEQUENOM has confirmed that it will comply with the existing contractual and statutory employment rights, including pension rights, of all the Gemini Group management and employees as required by applicable law, including any legal obligation. However, as set out in SEQUENOM's merger financial guidance in Part C of Appendix V on page 90, SEQUENOM expects to reduce the Combined Group's employee headcount from approximately 345 employees to approximately 300 employees by the end of fiscal year 2001. Additionally, Paul Kelly and Jeremy Ingall have agreed, with effect from the Effective Date, to terminate their existing service agreements with Gemini and to enter into employment agreements with SEQUENOM, the principal terms of which are referred to or summarised in paragraph 11 below and paragraph 9 of Appendix VIII.

  Following the Effective Date, SEQUENOM intends to grant options under the SEQUENOM Stock Option Plan over 150,000 shares of SEQUENOM Stock to certain Directors and may grant additional options under the SEQUENOM Stock Option Plan to other employees of Gemini. Other than with respect to the options which SEQUENOM intends to grant to certain Directors, no decision yet has been made by SEQUENOM as to the persons to whom such options are to be granted nor in relation to the terms of such options or time period during which such options may be granted or exercised.

  In addition, to the extent that certain Directors and other employees of Gemini continue as employees of Gemini, they will be eligible to participate, in the ordinary course, in the SEQUENOM Stock Option Plan. A summary of the SEQUENOM Stock Option Plan is set out in paragraph 11 of Appendix VIII.

11. Directors' interests

  The interests of the Directors (including the interests of connected persons) in the issued Gemini Shares and under the Gemini Share Option Schemes and the effect of the Scheme on options under the Gemini Share Option Schemes are described in paragraphs 4 and 10 of Appendix VIII.

  In relation to their Gemini Shares and their rights under the Gemini Share Option Schemes, the Directors have given undertakings to SEQUENOM as described in paragraph 12.2 of Appendix VIII.

  In relation to SEQUENOM Shares which they are entitled to receive under the Scheme, each of the Directors will be an affiliate (as that term is defined in Rule 144 under the Securities Act) and will therefore be subject to the restrictions described in paragraph 13 below.

  In addition, Mr. Fitzgerald and certain entities affiliated with Mr. Fitzgerald will be entitled, in respect of SEQUENOM Shares, to the benefit of registration rights as described in paragraph 13 below.

  The principal terms of Mr. Fitzgerald's current consultancy agreement with Gemini are described in paragraph 9 of Appendix VIII. Subject to the Scheme becoming effective, it is possible that the terms of Mr Fitzgerald's agreement will be re-negotiated. As explained in paragraphs 4 and 10 above, and on page 6 under "Directors, management and employees", in addition to becoming a director of SEQUENOM, Mr. Fitzgerald will have the right to designate another person as a director of SEQUENOM.

  The Transaction Agreement contemplates that each of Paul Kelly and Jeremy Ingall will enter into new employment agreements with SEQUENOM with effect from the Effective Date. The principal terms of these new agreements, and a comparison with the principal terms of their existing agreements with Gemini, are described in paragraph 9 of Appendix VIII.

  Also described in paragraph 9 of Appendix VIII are the current arrangements with Sir Walter Bodmer and Dr Roberto Rosenkranz. Subject to the Scheme becoming effective, the terms of their arrangements may be re-negotiated.

  Save as described or referred to above, the effect of the Scheme on the interests of the Directors does not differ from its effect on the like interests of other persons.

12. SEQUENOM directors' and executive officers' interests and intentions

  The interests of the directors and executive officers of SEQUENOM and their spouses in the share capital of SEQUENOM and of Gemini and details of the options over SEQUENOM Stock held by the directors and executive officers of SEQUENOM are set out in paragraph 5 of Appendix VIII.

  The directors and executive officers of SEQUENOM have advised Robertson Stephens, Inc. and Gemini that they may seek to sell SEQUENOM Shares from time to time prior to the Effective Date, provided that they are permitted to do so at any given time under SEQUENOM's Insider Trading Policy.

13. Certain United States securities laws considerations

  In light of the fact that the Court must sanction the Scheme for it to become effective, SEQUENOM Stock to be issued in the Transaction will be issued without registration under the Securities Act in reliance upon the exemption from registration provided by section 3(a)(10) of the Securities Act. As a result, no registration statement concerning the SEQUENOM Share issuance has been or will be filed with the SEC, other than as may be required after the completion of the Transaction pursuant to the new registration rights agreement described in this paragraph 13.

  Shares of Consideration Stock issued in the Transaction to persons who are neither "affiliates' (as that term is defined in Rule 144 under the Securities
Act) of Gemini at the time of the Meetings nor "affiliates' of SEQUENOM after completion of the Transaction may be resold without restriction under the Securities Act.

  Shares of SEQUENOM Stock issued to a holder of Scheme Shares who is considered an "affiliate' (as that term is defined in Rule 144 under the Securities Act) of Gemini at the time of the Meetings, or an "affiliate' of SEQUENOM after completion of the Transaction may be resold only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. Persons who may be "affiliates' of Gemini or SEQUENOM for those purposes generally include individuals or entities that control, are controlled by, or are under common control with Gemini or SEQUENOM, as the case may be, and include the directors and executive officers of Gemini or SEQUENOM.

  Gemini and SEQUENOM will advise the Court that its sanctioning of the Scheme, following a hearing on its fairness to Gemini Shareholders at which all such shareholders are entitled to attend and be heard in person or through counsel to support or oppose the sanctioning of the Scheme, will be relied upon as approval of the Scheme for the purpose of the exemption from registration requirements of the Securities Act under section 3(a)(10) thereof with respect to the Consideration Stock.

  It is expected that Michael Fitzgerald, the Chairman of Gemini, and three affiliated entities (Genelink Holdings Ltd., Raddison Trustee Ltd. and Cloverleaf Holdings Limited) will receive a total of 4,087,128 shares of Consideration Stock in the Transaction, or approximately 10.1 percent of the enlarged outstanding SEQUENOM Stock. It is a condition to the completion of the Transaction that SEQUENOM enter into a new registration rights agreement with Mr. Fitzgerald and the three affiliated entities. SEQUENOM is already party to an existing registration rights agreement with certain SEQUENOM Stockholders, details of which are provided in paragraph 12.4 of Appendix VIII.

  Under the new registration rights agreement, Mr. Fitzgerald and the affiliated entities (and their permitted assigns) will be granted "piggyback" rights to include some or all of the "registrable securities" held by them in any registration statement relating to a public offering of SEQUENOM securities for SEQUENOM's own account or for the account of other stockholders (other than registration statements relating to employee benefit plans or business combination transactions) solely for cash and on a form that would also permit the registration of the registrable securities. These "piggyback" rights are subject to certain limitations in connection with underwritten offerings.

  In addition, under the new registration rights agreement upon the written request from any holder(s) of registrable securities that SEQUENOM effect a registration on Form S-3 (or any successor to Form S-3) under the Securities Act or any similar short-form registration statement, SEQUENOM is required to use its best efforts to effect a registration as would permit the sale and distribution of the amount of such holder's registrable securities that is specified in such request, together with the specified amount of registrable securities of any other holder(s) joining in such request. However, SEQUENOM is not required to effect any such registration (1) if Form S-3 is not available for such offering by the holders, (2) if the reasonably anticipated total price to the public of the registrable securities (and other SEQUENOM securities, if any) proposed to be sold pursuant to such registration is less than two million dollars (US$2,000,000) or (3) in any particular jurisdiction in which SEQUENOM would be required to qualify to do business or to execute a general consent to service of process in effecting such registration.

  "Registrable securities" generally refers to Consideration Stock issued to Mr. Fitzgerald and the affiliated entities in the Transaction (and any of such shares subsequently transferred to any permitted assigns), together with any SEQUENOM Stock issued as a dividend with respect to or in exchange for such Consideration Stock.

  Under the new registration rights agreement, SEQUENOM may not, directly or indirectly, enter into any merger, consolidation or reorganisation in which SEQUENOM will not be the surviving corporation unless: (1) the holders of registrable securities are entitled to receive in exchange therefor (a) cash or (b) securities of the acquiring corporation which may be immediately sold to the public without registration under the Securities Act or (2) the proposed surviving corporation, prior to such merger, consolidation or reorganisation, agrees in writing to assume the obligations of SEQUENOM under the new registration rights agreement.

  SEQUENOM may not, without the prior written consent of the holders of at least a majority of the registrable securities and the existing registrable securities (considered as a single class), enter into any agreement with any holder or prospective holder of any SEQUENOM securities that would grant such holder registration rights pari passu or senior to those granted to the holders under the new registration rights agreement. The new registration rights agreement contains reciprocal indemnification obligations.

  In the Transaction Agreement, SEQUENOM has agreed to use its reasonable endeavors to obtain, prior to the Meetings, any consents required (including any consents required under the existing registration rights agreement) in order to enter into the new registration rights agreement and perform its obligations under that agreement.

  In connection with the initial public offering of the Gemini ADSs, Gemini and certain shareholders, including Mr. Fitzgerald and certain affiliated entities, entered into a registration rights agreement (covering approximately 37,265,540 Gemini ordinary shares in the aggregate) pursuant to which Gemini granted them demand and "piggyback" rights to cause Gemini to register Gemini Shares held by them under the Securities Act. Gemini has agreed that, upon request from any of those holders to effect a demand registration, subject to certain limitations (and subject to one successful request for each holder), Gemini will file a registration statement under the Securities Act to register Gemini ordinary shares held by those holders as long as the total value of the securities being registered exceeds (Pounds)10,000,000 ($15,920,000). Gemini also granted each of these holders "piggyback" rights to include their Gemini Shares in certain registration statements covering offerings of Gemini Shares by Gemini or any other holder. Subject to the Scheme becoming effective, present registration rights will lapse once the Gemini Shares in respect thereof cease to be outstanding.

14. Certain United States accounting considerations

  Under US GAAP, if a Transaction is accounted for under the purchase method of accounting, the purchase price paid by an acquiror will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated relative fair market values, with the excess of the purchase price over the fair market value of the assets acquired being allocated to goodwill. In February 2001, the Financial Accounting Standards Board, or FASB, released a revised exposure draft for a proposed Statement of Financial Accounting Standards, or SFAS, "Business Combinations and Intangible Assets-- Accounting for Goodwill". The proposed standard would, among other things, require that goodwill not be amortised under any circumstance and require that goodwill be tested for impairment annually or when events or circumstances occur between annual tests indicating that goodwill of a reporting unit might be impaired. It is expected that the Transaction will be accounted for under the purchase method of accounting under US GAAP.

15. Gemini Share Option Schemes and Gemini Warrants

  Gemini Share Options

  The Gemini Share Option Schemes consist of the Gemini Share Option Plan Part A (UK Inland Revenue approved) and the Gemini Share Option Plan Part B (UK Inland Revenue unapproved), the Gemini Savings Related Share Option Scheme, the Gemini International Executive Share Option Plan and any option deed under which Gemini has granted options to employees, consultants and others.

  To the extent that options are not already exercisable, options will generally become exercisable for a period of one month from notification to the optionholder from Gemini's Board of the sanctioning by the Court of the Scheme in accordance with the rules of the Gemini Share Option Schemes. Options will lapse at the end of that period (to the extent they have not otherwise lapsed by then).

  The Scheme will extend to any Gemini Shares issued upon the exercise of options under the Gemini Share Option Schemes where the Gemini Shares are in issue 48 hours prior to the time of the Court Meeting. The Scheme will also extend to Gemini Shares issued under the Gemini Share Option Schemes after such time but prior to the close of business on the London Business Day before the Final Court Order Date on terms that the holders thereof will be bound by the Scheme. It is proposed that the Articles of Association of Gemini be altered to provide that any Gemini Shares issued during that period will be subject to the terms of the Scheme and the holder or holders of them, other than SEQUENOM, will be bound by the Scheme accordingly.

  The Scheme will not extend to Gemini Shares issued under the Gemini Share Option Schemes at or after the close of business on the London Business Day before the Final Court Order Date, and no Gemini Shares may be issued after that time until the Scheme has become effective. It is therefore proposed that the Articles of Association of Gemini be amended so that Gemini Shares issued to any person, other than SEQUENOM, after the Effective Date will be immediately transferred to SEQUENOM free from all Encumbrances in consideration for and conditional on the valid issue to the holder of such Gemini Shares, of fully paid non-assessable SEQUENOM Stock (and cash in respect of any fractional entitlement) on the same terms as provided for in the Scheme.

  No fraction of a share of SEQUENOM Stock will be issued to those optionholders who have exercised options in respect of Gemini Shares which are transferred to SEQUENOM pursuant to the Scheme, but in lieu thereof each optionholder who would otherwise be entitled to such a fraction of a share of SEQUENOM Stock (after first aggregating all fractions of shares of SEQUENOM Stock to which such optionholder would otherwise be entitled) will instead receive cash (without interest) payable in US dollars (rounded to the nearest US cent) from SEQUENOM as if any fraction of a share of SEQUENOM Stock to which such optionholder would otherwise have been entitled had been sold at the like fraction of the closing price of SEQUENOM Stock on NASDAQ on the Effective Date.

  SEQUENOM intends to offer optionholders under the Gemini Share Option Schemes the opportunity to elect to replace their existing unexercised options with equivalent options over shares of SEQUENOM Stock either under the exchange of options terms of the Gemini Share Option Schemes or, where no such terms are provided, on a similar basis. The number of shares of SEQUENOM Stock over which optionholders who make such an election will receive a replacement option will be calculated by multiplying the Exchange Proportion of a share of SEQUENOM Stock by the number of Gemini Shares (or Gemini ADSs, as the case may be) to which the replaced unexercised option related, rounding to the nearest whole number of shares of SEQUENOM Stock after aggregating fractions. The exercise price of each replacement option will be calculated by applying the Exchange Proportion accordingly by reference to the exercise price of the replaced option. For options under the Gemini Share Option Plan Part A (UK Inland Revenue approved), the number of shares over which optionholders will receive a replacement option and the exercise price for those options will be determined by agreement with the UK Inland Revenue. The terms applicable to options under the Gemini Share Option Plan Part A (UK Inland Revenue approved) are expected to be substantially similar to those applicable to other options under these arrangements. The Directors who hold options under the Gemini Share Option Schemes have undertaken to elect to replace their existing options under these proposals.

 Gemini Warrants

  The Gemini Warrants were issued to HP in connection with a financing facility arrangement made in February 2000. HP has agreed to vary the terms on which the Gemini Warrants are held, such that the Gemini Warrants will represent warrants to purchase the appropriate number of shares of SEQUENOM Stock at the Exchange Proportion.

  Specific details of each of the Gemini Share Option Schemes can be found in paragraph 10 of Appendix VIII and further details of the Gemini Warrants can be found in paragraph 12.3 of Appendix VIII.

16. Taxation

  A summary of the material UK and US tax consequences of the Scheme to UK and US Scheme Shareholders is set out in Appendix III.

17. Overseas Holders

  In relation to any holder of Scheme Shares with a registered address in a jurisdiction outside the UK or who is a citizen, resident or national of a jurisdiction outside the UK (an "Overseas Holder"), the Transaction may be affected by the laws of the relevant jurisdictions. Such Overseas Holders should inform themselves about and observe any applicable legal requirements. It is the responsibility of each Overseas Holder to satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes due in such jurisdiction.

  As regards an Overseas Holder in respect of whom it is demonstrated that the issue of SEQUENOM Stock pursuant to the Scheme would infringe the laws of such jurisdiction outside the UK or would or may impose a requirement on SEQUENOM to observe or obtain any governmental or other consent or effect any registration, filing or other formality with which SEQUENOM is unable to comply or which is unduly onerous, Gemini may direct that such SEQUENOM Stock shall be issued to such Overseas Holder and shall appoint an agent for such Overseas Holder pursuant to the Scheme to procure that such SEQUENOM Stock shall (unless otherwise directed by the Overseas Holder on provision of satisfactory evidence of an applicable exemption from such laws or requirements that is not unduly onerous), as soon as practicable following the Effective Date, be sold in the market at the best price that can reasonably be obtained at the time of sale and that the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) shall be paid to such Overseas Holder by sending a cheque to such Overseas Holder. In the absence of bad faith or wilful default, none of SEQUENOM, Gemini or such agent shall have any liability for any loss or damage arising as a result of the timing or terms of such sale. Pending any such sale, such Overseas Holder shall be entitled to vote such SEQUENOM Stock and to receive any dividends paid in respect thereof.

18. Information for Gemini ADS Holders

  The description that follows applies to those persons who hold Gemini ADSs directly. Any person who holds Gemini ADSs indirectly through a broker or other financial institution must rely on the procedures of their broker or other financial institution to assert the rights of Gemini ADS Holders described in this paragraph 18. Any person who holds Gemini ADSs indirectly should, therefore, consult with their broker or financial institution to find out what those procedures are.

  Because The Bank of New York, as Gemini ADS depositary, actually holds the Gemini Shares represented by Gemini ADSs, Gemini ADS Holders must rely on The Bank of New York to exercise the rights of a Gemini Shareholder. The obligations of The Bank of New York are set out in a deposit agreement among Gemini, The Bank of New York and the Gemini ADS Holders.

  The following is a summary of the rights of the Gemini ADS Holders as they relate to the Transaction. The terms of the contract between Gemini ADS Holders and The Bank of New York are contained in the deposit agreement and the form of the Gemini ADS, copies of which may be inspected at the Corporate Trust Office of the Gemini ADS depositary, The Bank of New York, at 101 Barclay Street, New York, New York 10286, USA. A copy of the deposit agreement is also available for inspection as referred to in paragraph 15.17 of Appendix VIII.

 Rights Relating to Voting at the Meetings

  The Bank of New York will notify Gemini ADS Holders of record as of 5:00 p.m. (New York time) on 12 July 2001 of the upcoming votes at the Meetings and will arrange to deliver a copy of this document, a copy of the Proxy Statement, a voting instruction card and a postage paid envelope to Gemini ADS Holders.

  For voting instructions of Gemini ADS Holders to be valid, The Bank of New York must receive them on or before 5:00 p.m. (New York time) on 21 August 2001. The Bank of New York will try, as far as practical, subject to English law and the provisions of Gemini's Memorandum and Articles of Association, to vote or to have its agents vote the underlying Gemini Shares as Gemini ADS Holders instruct. The Bank of New York will only vote or attempt to vote as Gemini ADS Holders instruct. If a Gemini ADS Holder does not instruct The Bank of New York to vote the Gemini Shares represented by such holder's Gemini ADSs as provided above, such holder will not be able to exercise his or her right to vote unless such holder withdraws the underlying Gemini Shares as provided below. If a Gemini ADS Holder does not instruct The Bank of New York to vote the Gemini Shares represented by such holder's Gemini ADSs as provided above, The Bank of New York will not exercise any voting rights in respect of the Gemini Shares represented thereby.

  Although there can be no assurance that Gemini ADS Holders will receive the voting materials in time to ensure that they can instruct The Bank of New York to vote the Gemini Shares represented by their Gemini ADSs, the Directors have taken reasonable steps to cause notice of the Extraordinary General Meeting and the Court Meeting to be provided and to cause voting materials to be delivered to The Bank of New York for distribution to Gemini ADS Holders. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that Gemini ADS Holders may be unable to exercise their right to vote, and there may be nothing they can do if the underlying Gemini Shares are not voted as they requested.

 Rights as a Gemini Shareholder to attend Meetings

  If Gemini ADS Holders wish to attend the Extraordinary General Meeting or the Court Meeting or to be present at the Final Hearing, they may become registered holders of Gemini Shares by surrendering their Gemini ADSs at The Bank of New York's Corporate Trust Office, 101 Barclay Street, New York,
New York 10286, USA no later than 3:00 p.m. (New York time) on 15 August 2001. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the underlying Gemini Shares to an account designated by the Gemini ADS Holder. Gemini ADS Holders wishing to surrender their Gemini ADSs in order to become registered holders of Gemini Shares should contact The Bank of New York by telephone on (212) 815-2208 or (212) 815-2207.

  Unless they become registered holders of Gemini Shares, Gemini ADS Holders will not be entitled to attend the Court Meeting or the Extraordinary General Meeting or to be present at the Final Hearing. However, The Bank of New York, as the registered holder of the Gemini Shares deposited under the deposit agreement, will be entitled to attend the Meetings and be present at the Final Hearing and, under the terms of the deposit agreement, will vote in accordance with the written instructions (timely received and in the prescribed form as further described above) that may be received from Gemini ADS Holders.

  The Voting Record Time, the time and date of the Extraordinary General Meeting and the Court Meeting and the anticipated date of the Final Hearing appear on page 2 of this document. Although Gemini has taken reasonable steps to cause adequate notice of, and an opportunity to attend, the Meetings and the Final Hearing to be provided to Gemini ADS Holders, there can be no assurance that Gemini ADS Holders who wish to attend the Meetings or be present at the Final Hearing will be able to surrender their Gemini ADSs in time to ensure that they become Gemini Shareholders on or prior to the relevant record date so as to be entitled to attend the Meetings and be present at the Final Hearing.

 Procedures Relating to Exchange of Certificates

  As from the Effective Date, Gemini ADSs will cease to be listed on NASDAQ. After the Effective Date, The Bank of New York will send each Gemini ADS Holder a notice that the deposit agreement will terminate after 90 days of such notice, which notice will instruct each such holder to surrender the Gemini American Depositary Receipts evidencing such holder's Gemini ADSs and deliver a letter of transmittal to the transfer agent in exchange for the transfer of new SEQUENOM Shares.

  Upon receipt by the transfer agent of such Gemini American Depositary Receipts, together with a properly executed letter of transmittal, the transfer agent will arrange for the transfer of 0.4 new SEQUENOM Shares for each Gemini ADS, together with a cheque in respect of any fractional entitlements.

  Gemini ADS Holders will not be charged any fees upon such surrender and exchange of Gemini ADSs for new SEQUENOM Shares. Any such fees (calculated on the basis of $5.00 per 100 Gemini ADSs) will be borne by Gemini. After the Effective Date, each Gemini American Depositary Receipt evidencing Gemini ADSs will represent only the right to receive the appropriate number of new SEQUENOM Shares in exchange therefor. Dealings in new SEQUENOM Shares on NASDAQ are expected to begin at the commencement of trading (New York time) on the Effective Date.

19. Meetings and Resolutions

  The Extraordinary General Meeting (at which all Gemini Shareholders will be entitled to attend and vote and notice of which is set out on pages 145 to
148) is being convened for the purpose of considering and, if thought fit, passing a special resolution: (i) to approve the Transaction Agreement and the Scheme, (ii) to approve the reduction of the share capital of Gemini pursuant to the Scheme, (iii) to create the New Gemini Shares and to authorise the Directors to allot New Gemini Shares to SEQUENOM pursuant to the Scheme, (iv) to alter the Articles of Association of Gemini and (v) to permit Gemini to create, allot and issue the Non-voting Deferred Share to SEQUENOM. The Non-voting Deferred Share is required for technical reasons associated with the Scheme and to enable Gemini and SEQUENOM to comply with the UK Companies Act. In addition, the special resolution will provide for the conversion of Gemini from a public limited company to a private limited company, upon the Scheme becoming effective, in accordance with the UK Companies Act in order that Gemini may make an election, effective immediately after the Scheme becomes effective, which, for US federal income tax purposes, will result in the Transaction being characterised as an acquisition by SEQUENOM from Gemini of Gemini's assets.

  At this meeting, it is necessary for the special resolution to be approved by a majority of not less than 75 percent of the votes cast either in person or by proxy. The terms of the authority to allot shares and the alterations to the Articles of Association of Gemini are described on pages 145 to 148.

  The proposed amendments to the Articles of Association of Gemini will ensure that if the Scheme becomes effective, Gemini will become a wholly-owned subsidiary of SEQUENOM and will avoid any Scheme Shareholder or any other person, apart from SEQUENOM, being left with Gemini Shares after dealings in the Gemini ADSs with respect to such shares have ceased on NASDAQ.

  There is set out on page 144 notice of a meeting of the Scheme Shareholders which has been convened by direction of the Court for the purpose of considering and, if thought fit, approving the Scheme. At this meeting, voting will be by way of a poll and Scheme Shareholders will be entitled to one vote for each Scheme Share held by them. The resolution will be passed if a majority in number representing not less than three-fourths in value of the Scheme Shareholders present and voting, either in person or by proxy, votes in favour of the Scheme.

  The Scheme will not become effective unless the Resolutions are passed at the Extraordinary General Meeting and the Court Meeting, the Court sanctions the Scheme, the Final Court Order is filed with the Registrar of Companies in England and Wales and the other Conditions are satisfied or, where applicable, waived. Should the Scheme become effective, it will be binding on all Scheme Shareholders, irrespective of whether or not they attend or vote at the Extraordinary General Meeting or the Court Meeting.

  It is especially important that as many votes as possible are cast at the Court Meeting (whether in person or by proxy) so that the Court can be satisfied that there is a fair representation of the opinions of Scheme Shareholders. You are therefore strongly urged to sign and return your forms of proxy as soon as possible.

  Scheme Shareholders have the right to raise any objections that they may have to the Scheme at the Court Meeting and at the Final Hearing.

  The Meetings will be held on 23 August 2001. The Extraordinary General Meeting will start at 10:00 a.m. (London time) on that date and the Court Meeting will start at 10:05 a.m. (London time) on that date (or as soon thereafter as the Extraordinary General Meeting shall have been concluded or adjourned).

  Only those shareholders who are on the register of members of Gemini 48 hours before the time fixed for the relevant Meeting, or any adjournment thereof, will be entitled to attend or vote at the Meetings, and only in respect of the number of Gemini Shares registered in their name at the relevant time. Subsequent changes to entries in the register of members will be disregarded in determining the rights of any person to attend or vote at the Meetings.

20. Settlement and dealings

  Scheme Shareholders will be sent certificates for their Consideration Stock and, where applicable, a cheque in respect of any fractional entitlement by pre-paid post (if sent from the US) or pre-paid first class post or airmail, as appropriate (if sent in England), as soon as practicable (and in any event within 14 days after the Effective Date). At the date of this document, no decision has yet been taken as to where posting will take place. If the Scheme becomes effective, existing certificates representing Scheme Shares will cease to be valid or of any effect and Scheme Shareholders will be bound, at the request of Gemini, to return such certificates for cancellation.

  In the case of joint Scheme Shareholders, the relevant certificates and cheques will be sent to the joint holder whose name appears first in the register of members in respect of the joint holding. Cheques will be made payable to the first named joint holder according to the order in which the joint names appear on the register of members in respect of the relevant holding. All documents will be sent, at the risk of the person entitled thereto, as described in the paragraph above.

  Except with the consent of the Panel, settlement of the consideration due to Scheme Shareholders under the Scheme will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counter claim or other analogous rights to which SEQUENOM may otherwise be, or claim to be, entitled against such Scheme Shareholder.

  Each mandate in force at the Record Date relating to the payment of dividends on Scheme Shares and each instruction then in force as to notices and other communications will, unless and until revoked or amended, be deemed as from the Effective Date to be a valid and effective mandate or instruction to SEQUENOM in relation to the corresponding Consideration Stock to be issued pursuant to the Scheme.

  Provided that the Scheme becomes effective, Scheme Shareholders will receive their certificates for Consideration Stock without having to take any further action. Dealings in Consideration Stock are expected to commence at 9.30 a.m. (New York time) on NASDAQ on the Effective Date. Pending despatch of certificates, transfers of Consideration Stock may still take place.

  As from the Effective Date, a request will be made for Gemini ADSs to cease to be listed on NASDAQ. Gemini Shares are not admitted to trading on the London Stock Exchange or listed on any other stock exchange. SEQUENOM Stock is traded on NASDAQ in the US but is not admitted to trading on the London Stock Exchange or on any other stock exchange. SEQUENOM does not intend to apply to the London Stock Exchange for admission to trading of the Consideration Stock.

21. Risk factors to be considered in assessing an investment in SEQUENOM Stock

  Gemini Shareholders' attention is drawn to certain risk factors to be taken into account by Gemini Shareholders when voting on the Resolutions or making future investment decisions with respect to SEQUENOM Stock, a summary of which is set out in Appendix IV.

22. Action to be taken

Gemini Shareholders

  If you are a Gemini Shareholder, you will find enclosed with this document two forms of proxy (postage paid):

  (a) BLUE for use at the Extraordinary General Meeting; and

  (b) WHITE for use at the Court Meeting.

  Whether or not you propose to attend the Meetings in person, please complete both the BLUE and WHITE forms of proxy according to the instructions printed on each form and return them as soon as possible to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL, England to arrive at least 48 hours before the time appointed for the relevant Meeting.

  If the WHITE form of proxy for the Court Meeting is not returned by that time, it may be handed to the chairman of the Court Meeting at that Meeting. (Note that this does NOT apply to the BLUE form of proxy which must arrive no later than 48 hours before the Extraordinary General Meeting in order to be valid). The return of the forms of proxy will not prevent you from attending the Meetings and voting in person if you so wish.

  The Scheme requires the sanction of the Court which will follow a hearing at which the Gemini Shareholders may be present and be heard in person or through counsel to support or oppose the sanctioning of the Scheme.

  Apart from completing and returning the forms of proxy, you need take no further action at this stage.

Gemini ADS Holders

  If you are a Gemini ADS Holder, you will find enclosed a postage paid envelope and a voting instruction card.

  If you wish The Bank of New York to attend the Meetings and to vote on your behalf, you are requested to complete and return the voting instruction card in accordance with the instructions printed on it as soon as possible and in any event so as to arrive no later than 5:00 p.m. (New York time) on 21 August 2001.

  If you would like to attend the Meetings and the Court Hearing, in lieu of completing and returning the voting instruction card, you may become a registered holder of Gemini Shares by surrendering your Gemini American Depositary Receipts (evidencing your Gemini ADSs) to The Bank of New York's Corporate Trust Office at 101 Barclay Street, New York, New York 10286, USA no later than 3:00 p.m. (New York time) on 15 August 2001. Upon payment of The Bank of New York's fees and expenses and of any taxes or charges, The Bank of New York will deliver the underlying Gemini Shares to an account designated by you. Gemini ADS Holders wishing to surrender their Gemini ADSs in order to become registered holders of Gemini Shares should contact The Bank of New York by telephone on (212) 815-2208 or (212) 815-2207.

23. Further information

  Your attention is drawn to the Appendices which form part of the explanatory statement relating to the Scheme made in compliance with section 426 of the UK Companies Act. They contain certain additional relevant information.

                               Yours sincerely,

                               /s/ Paul Kelly

                                   Paul Kelly

                             for and on behalf of
                              Gemini Genomics plc

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                                    PART II
-------------------------------------------------------------------------------

                 SEQUENOM, Inc., Robertson Stephens, Inc. and
              Robertson Stephens International, Ltd. joint letter


[LOGO OF SEQUENOM                                  [LOGO OF ROBERTSON STEPHENS
INDUSTRIAL GENOMICS]                               INVESTMENT BANKERS]

                             Robertson Stephens, Inc.        Robertson
                             555 California Street,          Stephens
                             26th Floor San Francisco,       International, Ltd.
                             CA 94104 USA                    39 Victoria Street
SEQUENOM, Inc.                                               London SW1H
3595 John Hopkins Court                                      0RS 20 July 2001
San Diego, CA 92121
USA
                                                                    July 2001


To Gemini Shareholders, Gemini ADS Holders and
Gemini Option Holders, for information only

Dear Gemini Shareholder, Gemini ADS Holder and Gemini Option Holder,

                  RECOMMENDED PROPOSAL FOR THE COMBINATION OF
                    SEQUENOM, INC. AND GEMINI GENOMICS PLC

  Robertson Stephens, Inc. ("Robertson Stephens") is advising SEQUENOM, Inc. ("SEQUENOM") and no one else in relation to the proposed scheme of arrangement and combination of Gemini Genomics plc and SEQUENOM (the "Transaction"). Robertson Stephens International, Ltd. ("Robertson Stephens International") approved the press announcement dated 29 May 2001 relating to the Transaction and is approving this document for the purposes of section 57 of the Financial Services Act 1986.

  SEQUENOM has prepared and is sending to its stockholders a proxy statement dated 19 July 2001 (the "Proxy Statement"), which seeks their approval for the issuance of SEQUENOM Stock in connection with the Transaction. Apart from the section headed "Opinion of Financial Advisor to Sequenom", neither Robertson Stephens nor Robertson Stephens International was involved in the preparation of the Proxy Statement. SEQUENOM, Robertson Stephens and Robertson Stephens International understand that Gemini Genomics plc has been advised that the Proxy Statement should be sent to Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders, for information only.

  Neither Robertson Stephens nor Robertson Stephens International accepts any duties or liabilities in respect of the Transaction other than to SEQUENOM and, in particular, accepts no responsibility to Gemini Shareholders, Gemini ADS Holders or Gemini Option Holders in respect of the Proxy Statement.

  SEQUENOM cautions Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders that the Proxy Statement was not prepared specifically for their consideration in connection with their approval of the Transaction or in connection with their investment in SEQUENOM Stock as part of the Transaction. Accordingly, Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders should have regard to the information contained in the Proxy Statement on that basis.

Yours sincerely,                      Yours sincerely,                      Yours sincerely,

/s/ Stephen Zaniboni                  /s/ Hany Awadalla                     /s/ Peter Hoffmann-Fischer

Stephen Zaniboni                                                            Peter Hoffmann-Fischer
Senior Vice President,                Hany Awadalla                         Managing Director
Chief Financial Officer               Managing Director                     Robertson Stephens
and Secretary SEQUENOM, Inc.          Robertson Stephens, Inc.              International, Ltd.

                                  APPENDIX I

     Conditions to the implementation of the Scheme of Arrangement and the
                                  Transaction

  1. The Transaction is conditional upon the Scheme becoming effective by not later than 30 November 2001 or such later date as Offeree and Offeror may agree and the Court shall approve.

  2. The Scheme will become effective and binding following:

  (a) approval by a majority in number representing three-fourths in value of the holders of the Offeree Shares, present and voting, either in person or by proxy, at the Court Meeting (or any adjournment thereof);

  (b) the passing of any resolutions required to implement the Scheme and to amend the Articles of Association of Offeree in the manner indicated in the paragraph headed "Structure of the Transaction" on pages 10 to 12 of this document at the Extraordinary General Meeting (or any adjournment thereof);

  (c) the approval by the requisite majorities of votes of the holders of Offeror Shares at the Special Meeting called for the purpose of approving the issuance of the Offeror Shares pursuant to the Scheme; and

  (d) sanction of the Scheme and confirmation of the reduction of capital involved therein by the Court (in both cases, with or without modification agreed by Offeror and Offeree), an office copy of the Final Court Order being delivered for registration to the Registrar of Companies in England and Wales and, in the case of reduction of capital, registered by him.

  3. Offeree and Offeror have agreed, subject as stated in paragraph 4 of this Appendix I, that the Transaction is conditional upon the following matters, and, accordingly, an office copy of the Final Court Order will only be delivered for registration to the Registrar of Companies in England and Wales if:

  (a) except as disclosed in the Offeree Annual Report for the fiscal year ended 31 March 2001 on Form 20-F (filed with the SEC on or about 23 May 2001) or as otherwise publicly disclosed in any filings required to be made with the SEC pursuant to the Securities Act or the Exchange Act prior to 29 May 2001 ("publicly disclosed") by Offeree, or as fairly disclosed in writing to Offeror prior to 29 May 2001 (each and collectively "Offeree Disclosed Matters"), since 31 March 2001:

    (i) no investigation or enquiry by any Third Party (as defined in paragraph (c) below) having statutory or regulatory competence other than in relation to the Scheme and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Offeree Group is or may become a party (whether as plaintiff or defendant or otherwise) other than in relation to the Scheme has been threatened in writing, announced or instituted by or remains outstanding against or in respect of any member of the Offeree Group which, in any such case, is material and adverse in the context of the Offeree Group taken as a whole;

    (ii) there has been no material adverse change in the business, financial position or trading position of the Offeree Group taken as a whole;

    (iii) no contingent or other liability of any member of the Offeree Group has arisen or has become apparent or has increased which would or could reasonably be expected materially and adversely to affect the Offeree Group taken as a whole;

    (iv)  Offeror has not discovered regarding the Offeree Group that:

      (1) any written financial, business or other information which has been publicly disclosed at any time by any member of the Offeree Group is misleading or contains misrepresentations of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to 29 May 2001 been corrected by such disclosure, and, in any event, which is material in the context of the Offeree Group taken as a whole; or

      (2) any written financial, business or other information (except for forecasts, statements of opinion, projections, budgets or estimates) disclosed by or on behalf of any member of the Offeree Group privately to any member of the Offeror Group or its advisers is misleading or contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to 29 May

         2001 been corrected by such disclosure and, in any event, which is material in the context of the Offeree Group taken as a whole;

  (b) except as disclosed in Offeror's Annual Report for the fiscal year ended 31 December 2000 on Form 10-K (filed with the SEC on or about 2 April 2001) and Offeror's Quarterly Report for the period ended 31 March 2001 on Form 10-Q (filed with the SEC on or about 15 May 2001) or as otherwise publicly disclosed by Offeror, or as fairly disclosed in writing to Offeree prior to 29 May 2001 (each and collectively "Offeror Disclosed Matters"), since 31 December 2000:

    (i) no investigation or enquiry by any Third Party (as defined in paragraph (c) below) having statutory or regulatory competence other than in relation to the Scheme and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Offeror Group is or may become a party (whether as plaintiff or defendant or otherwise) other than in relation to the Scheme has been threatened in writing, announced or instituted by or remains outstanding against or in respect of any member of the Offeror Group which, in any such case, is material and adverse in the context of the Offeror Group taken as a whole;

    (ii) there has been no material adverse change in the business, financial position or trading position of the Offeror Group taken as a whole;

    (iii) no contingent or other liability of any member of the Offeror Group has arisen or has become apparent or has increased which would or could reasonably be expected materially and adversely to affect the Offeror Group taken as a whole;

    (iv)  Offeree has not discovered regarding the Offeror Group that:

      (1) any written financial, business or other information which has been publicly disclosed at any time by any member of the Offeror Group is misleading or contains misrepresentations of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to 29 May 2001 been corrected by such disclosure, and, in any event, which is material in the context of the Offeror Group taken as a whole; or

      (2) any written financial, business or other information (except for forecasts, statements of opinion, projections, budgets or estimates) disclosed by or on behalf of any member of the Offeror Group privately to any member of the Offeree Group or its advisers is misleading or contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to 29 May 2001 been corrected by such disclosure and, in any event, which is material in the context of the Offeror Group taken as a whole;

  (c) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, or court, or trade agency, or association, or institutional or professional body (or other person or body having statutory or regulatory competence) in any jurisdiction (each and collectively a "Third Party") has instituted, implemented or threatened to take any action, proceeding, suit, investigation or inquiry, or has made, proposed or enacted any statute, regulation or order, or taken any other steps, which would or could reasonably be expected to:

    (i) make the Transaction or Scheme or their respective implementation or the acquisition of any shares in, or control of, Offeree by Offeror or any member(s) of the Offeror Group void, illegal or unenforceable under the laws of any jurisdiction or otherwise directly or indirectly restrain, prohibit, restrict, delay or interfere with the implementation or performance thereof or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith, in each case in a manner or to an extent that is material in the context of the Transaction; or

    (ii) require, prevent or delay the divestiture or alter the terms of any proposed divestiture by any member of the Offeree Group or (in connection with the Scheme) any member of the Offeror Group of all or any portion of their respective businesses, assets or property, or impose any limitation on the ability of any of them to conduct their respective businesses or own their assets or property or any part thereof and which in any such case is material in the context of the Offeree Group or the Offeror Group (in each case taken as a whole), being the group on which such requirement or imposition is made, as the case may be; or

    (iii) impose any limitation on, or result in any delay in the ability of any member of the Offeror Group to acquire, directly or indirectly, or to hold or exercise effectively all or any rights of ownership of any Offeree Shares held by any member of the Offeror Group or on the ability of any member of the Offeror Group to exercise management control over Offeree or any member of the Offeree Group or on the ability of Offeree or any member of the Offeree Group or Offeror to hold or exercise effectively any rights of ownership of shares or other securities (or the equivalent) in any member of the Offeree Group held or owned by it, in each case, in a manner or to an extent which would be material in the context of the Transaction, the Offeror Group or the Offeree Group, as the case may be; or

    (iv) require any member of the Offeror Group or the Offeree Group to offer to acquire any shares or other securities (or the equivalent) owned by any third party in the capital of any member of the Offeree Group or the Offeror Group, in each case, in a manner or to an extent which would be material in the context of the Offeror Group or the Offeree Group taken as a whole, as the case may be; or

    (v) impose any limitation on the ability of any member of the Offeror Group or any member of the Offeree Group to integrate or co-ordinate its business, or any part of it, with the businesses of any other member of the wider Offeror Group or the wider Offeree Group in each case in a manner or to an extent which would be material in the context of the Offeror Group or the Offeree Group, as the case may be; or

    (vi) otherwise affect the business, financial position or trading position of the Offeror Group or the Offeree Group, in each case taken as a whole, in a manner which is material and adverse;

    and all applicable waiting and other periods during which any relevant authority could have intervened, in respect of the Transaction or the implementation of the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group, have expired, lapsed or terminated;

  (d) all necessary notifications and filings in any jurisdiction have been made, all regulatory and statutory obligations in any jurisdiction have been complied with, all necessary waiting and other time periods (including any extension(s) thereof) under any applicable legislation or regulations in any jurisdiction have expired, lapsed or terminated, in each case in respect of the Transaction and the implementation of the Scheme and the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group and the acquisition of Offeror Shares pursuant to the Scheme or in relation to the affairs of any member of the Offeree Group and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals necessary or appropriate in any jurisdiction (collectively "Consents") (in terms and a form satisfactory to Offeror, acting reasonably) in respect of the Transaction and the implementation of the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Offeree by Offeror or any member(s) of the Offeror Group or in relation to the affairs of any member of the Offeree Group, have been obtained from appropriate Third Parties together with those (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Offeror Group or any member of the Offeree Group has entered into contractual arrangements (and which are in any event material in the context of the Offeror Group or the Offeree Group taken as a whole (as the case maybe)) and all such Consents, together with all Consents necessary for Offeree to carry on its business, remain in full force and effect and all filings necessary for such purpose have been made or received and there has not been received any notice or indication of any intention to revoke, suspend, restrict, modify or not to renew the same in any such case in a manner or to an extent that is material and adverse in the context of the relevant group;

  (e) save as disclosed in Offeree Disclosed Matters, there is no provision of any arrangement, agreement, licence, permit, franchise or other binding instrument to which any member of the Offeree Group is a party or by or to which any member of the Offeree Group or any part of its assets may be bound, entitled or subject (which is material in the context of the Offeree Group taken as a whole) (collectively, "Material Agreements") and which, in consequence of the Transaction or the Scheme or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in or control or management of Offeree or any member of the Offeree Group by Offeror or any member(s) of the Offeror Group, would or might reasonably be expected to (to an extent which is material and adverse in the context of the Offeree Group taken as a whole) result in:

    (i) any monies borrowed by or other indebtedness or liability, actual or contingent, of or grant available to, any member of the Offeree Group being or becoming repayable or being capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member of the Offeree Group to borrow monies or incur any indebtedness being withdrawn or materially inhibited; or

    (ii) the creation or enforcement of any liabilities or any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Offeree Group or any such security interest (whenever and wherever arising or having arisen) becoming enforceable; or

    (iii) any such Material Agreement being terminated or adversely modified or any unduly onerous obligation or liability arising under or any action being taken pursuant to such Material Agreement; or

    (iv) any assets or interests of any member of the Offeree Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business; or

    (v) any member of the Offeree Group ceasing to be able to carry on its business under any name which it at present uses; or

    (vi) any interest or business of any member of the Offeree Group in or with any other person, firm or body (or any arrangements relating to any such interest or business) being terminated, or adversely affected or modified; or

    (vii) the business, financial position or trading position of any member of the Offeree Group being prejudiced or adversely affected;

    and no event has occurred which, under any such Material Agreement, could reasonably be expected to result in any event or circumstance referred to in paragraphs 3(e)(i) to (vii);

  (f) since 31 March 2001 and except as publicly disclosed or disclosed pursuant to Offeree Disclosed Matters or as would be disclosed by a search at the Companies Registry for England and Wales against Offeree made as at the Business Day immediately preceding 29 May 2001:

    (i) (save as between a wholly-owned Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree) no member of the Offeree Group has issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for any options granted, and Offeree Shares unconditionally issued upon or pursuant to the exercise of options granted, prior to 29 May 2001 under the Gemini Share Option Schemes and disclosed in writing to Offeror prior to such date);

    (ii) no member of the Offeree Group has recommended, declared, paid, made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (save as between a wholly-owned Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree);

    (iii) no member of the Offeree Group has made or authorised or proposed or announced any material change in its share or loan capital, outside the ordinary course of business;

    (iv) (save for transactions between a wholly-owed Subsidiary of Offeree and Offeree or another wholly-owned Subsidiary of Offeree) no member of the Offeree Group has merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (other than in the ordinary course of business) which is material to the Offeree Group taken as a whole or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal or transfer or other event as aforesaid;

    (v) no member of the Offeree Group has authorised, issued or proposed the issue of any debentures, or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability of an aggregate amount which is material in the context of the Offeree Group taken as a whole;

    (vi) no member of the Offeree Group has purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

    (vii) no member of the Offeree Group has entered into or varied any contract (including any guarantee), arrangement, transaction or binding commitment (whether in respect of capital expenditure or otherwise), which is of a long-term, unduly onerous or unusual nature or magnitude or which is or would be restrictive of the business of any member of the Offeree Group or which involves or would involve an obligation of such a nature or magnitude and which is other than in the ordinary course of business and which in each case is material in the context of the Offeree Group taken as a whole;

    (viii) except as referred to in this Scheme, neither Offeree nor any of its Subsidiaries has entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract (including any service contract) with any of the Directors which is material in the context of the Offeree Group taken as a whole;

    (ix) no member of the Offeree Group has taken any corporate action or had any legal proceedings instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case in a manner which could reasonably be expected to have a material and adverse effect on the Offeree Group taken as a whole);

    (x) no member of the Offeree Group has been unable or has admitted in writing that it is unable to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

    (xi) no member of the Offeree Group has waived or compromised any claim which is material in the context of the Offeree Group, taken as a whole;

    (xii) the Offeree has not made any alteration to its Memorandum or Articles of Association (other than the alterations agreed with the Offeror to be proposed at the Extraordinary General Meeting); and

    (xiii) no member of the Offeree Group has entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events referred to in this paragraph 3(f);

  (g) since 31 December 2000 and except as publicly disclosed or disclosed pursuant to Offeror Disclosed Matters or as would be disclosed in any publicly available certificate relating to the Offeror issued by the Secretary of State for the State of Delaware as at the Business Day immediately preceding 29 May 2001:

    (i) (save as between a wholly-owned Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror) no member of the Offeror Group has issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for any options granted, and Offeror Shares unconditionally issued upon or pursuant to the exercise of options granted, prior to 29 May 2001 under the SEQUENOM Stock Option Plan and disclosed in writing to Offeree prior to such date);

    (ii) no member of the Offeror Group has recommended, declared, paid, made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (save as between a wholly-owned Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror);

    (iii) no member of the Offeror Group has made or authorised or proposed or announced any material change in its share or loan capital, outside the ordinary course of business;

    (iv) (save for transactions between a wholly-owed Subsidiary of Offeror and Offeror or another wholly-owned Subsidiary of Offeror) no member of the Offeror Group has merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (other than in the ordinary course of business) which is material to the Offeror Group taken as a whole or authorised or proposed or announced any intention to propose any such merger, demerger, acquisition, disposal or transfer or other event as aforesaid;

    (v) no member of the Offeror Group has authorised, issued or proposed the issue of any debentures, or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability of an aggregate amount which is material in the context of the Offeror Group taken as a whole;

    (vi) no member of the Offeror Group has purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

    (vii) no member of the Offeror Group has entered into or varied any contract (including any guarantee), arrangement, transaction or binding commitment (whether in respect of capital expenditure or otherwise), which is of a long-term, unduly onerous or unusual nature or magnitude or which is or would be restrictive of the business of any member of the Offeror Group or which involves or would involve an obligation of such a nature or magnitude and which is other than in the ordinary course of business and which in each case is material in the context of the Offeror Group taken as a whole;

    (viii) except as referred to in this Scheme, neither Offeror nor any of its Subsidiaries has entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract (including any service contract) with any of the directors of Offeror which is material in the context of the Offeror Group taken as a whole;

    (ix) no member of the Offeror Group has taken any corporate action or had any legal proceedings instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case in a manner which could reasonably be expected to have a material and adverse effect on the Offeror Group taken as a whole);

    (x) no member of the Offeror Group has been unable or has admitted in writing that it is unable to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

    (xi) no member of the Offeror Group has waived or compromised any claim which is material in the context of the Offeror Group, taken as a whole;

    (xii) Offeror has not made any alteration to its Certificate of Incorporation and Bylaws; and

    (xiii) no member of the Offeror Group has entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events referred to in this paragraph 3(g);

  (h) the Offeror Shares to be issued pursuant to the Scheme have been approved for trading upon notice of issuance on NASDAQ;

  (i) Offeror has not discovered that, save for Offeree Disclosed Matters:

    (i) any past or present member of the Offeree Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, carriage, disposal, discharge, spillage, leakage or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leakage or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Offeree Group and which is material and adverse in the context of the Offeree Group taken as a whole; or

    (ii) there is or is likely to be any liability (whether contingent or otherwise) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Offeree Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, under any environmental legislation, notice, circular or order of any relevant authority or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, in any such case to an extent which is material and adverse in the context of the Offeree Group taken as a whole; or

    (iii) circumstances exist whereby a person or class of persons would be likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Offeree Group which, in any such case, would or could reasonably be expected to be material and adverse in the context of the Offeree Group taken as a whole;

  (j) Offeree has not discovered that, save for Offeror Disclosed Matters:

    (i) any past or present member of the Offeror Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, carriage, disposal, discharge, spillage, leakage or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leakage or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Offeror Group and which is material and adverse in the context of the Offeror Group taken as a whole; or

    (ii) there is or is likely to be any liability (whether contingent or otherwise) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Offeror Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, under any environmental legislation, notice, circular or order of any relevant authority or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, in any such case to an extent which is material and adverse in the context of the Offeror Group taken as a whole; or

    (iii) circumstances exist whereby a person or class of persons would be likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Offeror Group which, in any such case, would or could reasonably be expected to be material and adverse in the context of the Offeror Group taken as a whole;

  (k) each of Paul Kelly, Jeremy Ingall and Patrick Kleyn having before the Effective Date entered into agreements with Offeree to terminate their existing service agreements with Offeree and having entered into or agreed to enter into new service agreements with Offeror, in each case on terms reflecting the terms agreed with them on or prior to 29 May 2001 and otherwise in the terms agreed from time to time between such persons, Offeror and Offeree, in each case subject to the Scheme becoming effective;

  (l) each of Offeror and Michael Fitzgerald, Genelink Holdings Ltd., Radisson Trustees Ltd. and Cloverleaf Holdings Limited has executed and delivered on or prior to the Effective Date the new registration rights agreement in the Agreed Terms;

  (m) Michael Fitzgerald and his nominee have been appointed as directors to the Board of Offeror;

  (n) each of Offeree and Offeror has not breached the terms of and has performed its obligations pursuant to the Transaction Agreement, in any such case in all material respects; and

  (o) the engagement letter between Lipe & Co. and Offeree, as amended as of 27 May 2001, remaining in full force and effect, without further amendment.

  4. Offeror reserves the right and shall be entitled, in its absolute discretion, to waive all or any of the conditions set out in paragraph 3 above other than conditions (b), (g), (h), (j) and (m) provided that it will waive conditions (c), (d) and (l) only with Offeree's prior written approval and condition (n) only to the extent that it relates to Offeree or the Offeree's Group. Offeree reserves the right and shall be entitled, in its absolute discretion, to waive all or any of the conditions set out in paragraph 3 above other than conditions (a), (e), (f), (i), (k) and (o) provided that it will waive conditions (c) and (d) only with Offeror's prior written approval and condition (n) only to the extent that it relates to Offeror or the Offeror's Group.

  5. Offeree and Offeror have agreed, subject as stated in paragraph 6 of this Appendix I, that the Transaction is conditional upon and, accordingly, an office copy of the Final Court Order will only be delivered for registration to the Registrar of Companies in England and Wales if (i) clearances have been received, in a form reasonably acceptable to the Directors, from the Inland Revenue under section 138 of the Taxation of Chargeable Gains Act 1992 and under section 707 of the Income and Corporation Taxes Act 1988 for transactions involved in the Scheme and (ii) the Transaction qualifies as a tax-free reorganisation for US federal income tax purposes under Section 368(a) of the Internal Revenue Code, provided that neither Offeree nor Offeror may otherwise assert that the condition under clause (ii) of this paragraph 5 has not been satisfied if such asserting party is in breach of its obligations under Clause 8.15 of the Transaction Agreement; provided, further, that neither Offeror nor Offeree may otherwise assert that the condition under clause (ii) of this paragraph 5 has not been satisfied if Skadden, Arps, Slate, Meagher & Flom LLP provides an opinion to Offeror and Offeree to the effect that the Transaction will qualify as a reorganisation under Section 368(a) of the Internal Revenue Code.

  6. Offeree reserves the right, in its absolute discretion, to waive the condition set out in paragraph 5. Each of Offeror and Offeree reserves the right, in its absolute discretion, to waive the condition set out in paragraph 5(ii) subject as therein provided.

  7. The Scheme will not proceed if the proposed Transaction is referred to the Competition Commission before the date of the Court Meeting. In such event, neither Offeror nor any holder of Offeree Shares will be bound by any term of the Scheme.

                                  APPENDIX II

                 Financial information on Gemini Genomics plc

  Audited results of Gemini Genomics plc

  The information set out in this Appendix II is extracted, without material adjustment, from the audited financial statements of Gemini for the three financial years ended 31 March 2001.

                     INDEX TO GEMINI FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Consolidated Balance Sheets at 31 March 2000 and 2001.....................  35

Consolidated Statements of Operations for the years ended 31 March 1999,
 2000 and 2001 and from
 11 September 1995 (inception) to 31 March 2001...........................  36

Consolidated Statement of Shareholders' Equity (Deficit) for the period from 11 September 1995 (inception) to 31 March 2001......................  37

Consolidated Statements of Cash Flow for the years ended 31 March 1999,
 2000 and 2001 and the period from 11 September 1995 (inception) to 31
 March 2001...............................................................  40

Notes to the Consolidated Financial Statements............................  41

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED BALANCE SHEETS
                                 (In Thousands)

                                                                31 March
                                                            ------------------
                                                              2001      2000
                                                            --------  --------
                          ASSETS
                          ------
Current assets:
  Cash and cash equivalents................................ $ 79,576  $ 13,414
  Accounts receivable......................................    1,399        88
  Inventories..............................................      293       179
  Prepaid expenses and other current assets................    1,414       665
  Tax credit receivable....................................      875       --
                                                            --------  --------
  Total current assets.....................................   83,557    14,346
  Property, plant and equipment, net.......................    4,104     2,641
  Restricted cash..........................................    1,127       --
  Goodwill and other intangible assets, net................    3,672     5,249
                                                            --------  --------
    Total assets........................................... $ 92,460  $ 22,236
                                                            ========  ========

           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------
Current liabilities:
  Bank loans............................................... $    139  $    243
  Accounts payable.........................................    3,020     2,487
  Collaborative accruals...................................    1,567     1,288
  Accrued liabilities and other current liabilities........    3,022     2,338
  Deferred income..........................................      100       --
  Current portion of capital lease obligations.............    1,395     1,005
                                                            --------  --------
  Total current liabilities................................    9,243     7,361
  Capital lease obligations................................    1,862     2,912
  Other noncurrent liabilities.............................      --         75
                                                            --------  --------
    Total liabilities......................................   11,105    10,348
                                                            --------  --------

Ordinary shares, $0.05 par value, 120,000,000 authorised
 and 64,742,260 ordinary shares and 50,895,220 ordinary
 shares outstanding at 31 March 2001 and 31 March 2000,
 respectively..............................................    5,238     4,192
Additional paid-in capital.................................  134,992    48,954
Deferred compensation......................................   (1,490)   (2,611)
Notes receivable from shareholders.........................      --        (40)
Accumulated other comprehensive loss.......................   (6,031)     (414)
Deficit accumulated during the development stage...........  (51,354)  (38,193)
                                                            --------  --------
    Total shareholders' equity.............................   81,355    11,888
                                                            --------  --------
    Total liabilities and shareholders' equity............. $ 92,460  $ 22,236
                                                            ========  ========



                            See Accompanying Notes.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (In Thousands, Except Share and Per Share Amounts)

                                                                    Period from
                                                                    11 September
                                                                        1995
                                      Year Ended 31 March           (Inception)
                                ----------------------------------  to 31 March
                                   2001        2000        1999         2001
                                ----------  ----------  ----------  ------------
Revenue.......................  $           $      164  $      198   $    1,941
                                ----------  ----------  ----------   ----------
Costs and expenses:
  Costs of revenue............          71          25         --            96
  Research and development....      12,970       9,932       9,421       39,946
  Marketing, general and
   administrative.............       9,382       5,286       1,471       20,163
  Amortisation of goodwill and
   other intangible assets....       1,033         311         --         1,344
                                ----------  ----------  ----------   ----------
    Total costs and expenses..      23,456      15,554      10,892       61,549
                                ----------  ----------  ----------   ----------
Loss from operations..........     (21,877)    (15,390)    (10,694)     (59,608)
Foreign currency gain.........       4,472         --          --         4,472
Interest income...............       3,841         478         269        4,770
Interest expense..............        (477)       (493)       (320)      (1,868)
                                ----------  ----------  ----------   ----------
Net loss before taxation......     (14,041)    (15,405)    (10,745)     (52,234)
Taxation credit...............         880         --          --           880
                                ----------  ----------  ----------   ----------
Net loss......................  $  (13,161) $  (15,405) $  (10,745)  $  (51,354)
                                ==========  ==========  ==========   ==========
Net loss per share--basic and
 diluted......................  $    (0.22) $    (0.73) $    (0.54)  $    (2.31)
                                ==========  ==========  ==========   ==========
Net loss per ADS--basic and
 diluted......................  $    (0.44) $    (1.46) $    (1.08)  $    (4.62)
                                ==========  ==========  ==========   ==========
Pro-forma net loss per share--
 basic and diluted
 (unaudited)..................              $    (0.35)              $    (1.65)
                                            ==========               ==========
Pro-forma net loss per ADS--
 basic and diluted
 (unaudited)..................              $    (0.70)              $    (3.30)
                                            ==========               ==========
Shares used in calculation of
 net loss per share and
 per ADS......................  60,140,117  21,182,195  20,000,000   22,267,346
                                ==========  ==========  ==========   ==========
Shares used in calculation of
 pro-forma net loss per share
 and per ADS (unaudited)......              45,959,745               31,189,754
                                            ==========               ==========


                            See Accompanying Notes.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

           PERIOD FROM 11 SEPTEMBER 1995 (INCEPTION) TO 31 MARCH 2001

                      (In Thousands, Except Share Amounts)

                          Gemini International Holdings plc
                   ----------------------------------------------------
                                            Redeemable
                                           Convertible
                                            Preference
                    Ordinary Shares           Shares         Additional
                   -------------------  -------------------   Paid-in
                     Shares     Amount    Shares     Amount   Capital
                   -----------  ------  -----------  ------  ----------
Issuance of
ordinary shares
for $0.0008 per
share in
September 1995..         4,000  $ --            --   $ --      $   --
Issuance of
ordinary shares
for $0.0008 per
share in March
1996............     1,996,000      2           --     --          --
Net loss and
comprehensive
net loss from
inception
through 31 March
1996............           --     --            --     --          --
                   -----------  -----   -----------  -----     ------
Balances at 31
March 1996......     2,000,000      2           --     --          --
Issuance of
redeemable
convertible
preferred shares
for $0.0008 per
share in March
1997............           --     --      5,840,000      5      4,635
Issuance of
ordinary shares
for $0.0008 per
share in March
1997............    18,000,000     14           --     --          --
Translation
adjustment......           --     --            --     --          --
Net loss........           --     --            --     --          --
Total
comprehensive
loss............           --     --            --     --          --
                   -----------  -----   -----------  -----     ------
Balances at 31
March 1997......    20,000,000     16     5,840,000      5      4,635
Issuance of
redeemable
convertible
preferred shares
for $0.96 per
share in April,
July and
September 1997..           --     --      5,349,560      4      5,210
Exchange of
shares to effect
reorganisation
on
5 December 1997..  (20,000,000)   (16)  (11,189,560)    (9)    (9,845)
Issuance of
series C
convertible
preferred
ordinary shares
for $1.21 per
share in March
1998............           --     --            --     --          --
Deferred share
compensation....           --     --            --     --          --
Amortisation of
deferred share
compensation....           --     --            --     --          --
Translation
adjustment......           --     --            --     --          --
Net loss........           --     --            --     --          --
Total
comprehensive
loss............           --     --            --     --          --
                   -----------  -----   -----------  -----     ------
Balances at 31
March 1998......           --     --            --     --          --
                                                        Gemini Genomics plc
                   -----------------------------------------------------------------------------------------------
                                                                                       Deficit
                                                                                        Accum-
                                                                                        ulated   Accum-
                                        Convertible                Deferred   Notes     During   ulated    Total
                                         Preferred                  Share   Receivable   The      Other   Share-
                    Ordinary Shares   Ordinary Shares   Additional  Based      From    Develop-  Compre- holders'
                   ----------------- ------------------  Paid-in   Compen-    Share-     ment    hensive  Equity
                     Shares   Amount   Shares    Amount  Capital    sation   holders    Stage    Income  (Deficit)
                   ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Issuance of
ordinary shares
for $0.0008 per
share in
September 1995..   $      --     --  $       --  $ --     $  --     $ --      $ --     $    --    $ --    $   --
Issuance of
ordinary shares
for $0.0008 per
share in March
1996............          --     --          --    --        --       --        --          --      --          2
Net loss and
comprehensive
net loss from
inception
through 31 March
1996............          --     --          --    --        --       --        --         (457)    --       (457)
                   ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at 31
March 1996......          --     --          --    --        --       --        --         (457)    --       (455)
Issuance of
redeemable
convertible
preferred shares
for $0.0008 per
share in March
1997............          --     --          --    --        --       --        --          --      --      4,640
Issuance of
ordinary shares
for $0.0008 per
share in March
1997............          --     --          --    --        --       --        --          --      --         14
Translation
adjustment......          --     --          --    --        --       --        --          --        4         4
Net loss........          --     --          --    --        --       --        --       (3,463)    --     (3,463)
                                                                                                         ---------
Total
comprehensive
loss............          --     --          --    --        --       --        --          --      --     (3,459)
                   ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at 31
March 1997......          --     --          --    --        --       --        --       (3,920)      4       740
Issuance of
redeemable
convertible
preferred shares
for $0.96 per
share in April,
July and
September 1997..          --     --          --    --        --       --        --          --      --      5,214
Exchange of
shares to effect
reorganisation
on
5 December 1997..  20,000,000  1,646  11,275,560   937     7,287      --        --          --      --        --
Issuance of
series C
convertible
preferred
ordinary shares
for $1.21 per
share in March
1998............          --     --      545,360    45       619      --        --          --      --        664
Deferred share
compensation....          --     --          --    --        384     (384)      --          --      --        --
Amortisation of
deferred share
compensation....          --     --          --    --        --        52       --          --      --         52
Translation
adjustment......          --     --          --    --        --       --        --          --      (35)      (35)
Net loss........          --     --          --    --        --       --        --       (8,123)    --     (8,123)
                                                                                                         ---------
Total
comprehensive
loss............          --     --          --    --        --       --        --          --      --     (8,158)
                   ---------- ------ ----------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at 31
March 1998......   20,000,000  1,646  11,820,920   982     8,290     (332)      --      (12,043)    (31)   (1,488)

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

     PERIOD FROM 11 SEPTEMBER 1995 (INCEPTION) TO 31 MARCH 2001 (Continued)

                      (In Thousands, Except Share Amounts)

                    Gemini International Holdings plc
                  --------------------------------------
                                 Redeemable
                                 Convertible
                    Ordinary     Preference
                     Shares        Shares     Additional
                  ------------- -------------  Paid-in
                  Shares Amount Shares Amount  Capital
                  ------ ------ ------ ------ ----------
Issuance of
series C
convertible
preferred
ordinary shares
for $1.22 per
share in May
1998............   --     --     --     --       --
Issuance of
series C
convertible
preferred
ordinary shares
for $2.21 per
share in March
1999............   --     --     --     --       --
Deferred share
compensation....   --     --     --     --       --
Amortisation of
deferred share
compensation....   --     --     --     --       --
Translation
adjustment......   --     --     --     --       --
Net loss........   --     --     --     --       --
Total
comprehensive
loss............   --     --     --     --       --
                   ---    ---    ---    ---      ---
Balances at 31
March 1999......   --     --     --     --       --
Payment of notes
receivable from
shareholders....   --     --     --     --       --
Issuance of
series C
convertible
preferred
ordinary shares
for $2.59 per
share in
exchange for all
the outstanding
ordinary and
preferred shares
of Eurona on 17
December 1999...   --     --     --     --       --
Issuance of
series C
convertible
preferred
ordinary shares
for $2.59 per
share in
December 1999...   --     --     --     --       --
Issuance of
series C
convertible
preferred
ordinary shares
for $2.59 per
share for
services and
cash on 31
December 1999...   --     --     --     --       --
Issuance of
series C
convertible
preferred shares
for services....   --     --     --     --       --
Deferred share
compensation....   --     --     --     --       --
Amortisation of
deferred share
compensation....   --     --     --     --       --
                                                       Gemini Genomics plc
                  ----------------------------------------------------------------------------------------------
                                                                                     Deficit
                                                                                      Accum-
                                                                                      ulated   Accum-
                                       Convertible               Deferred   Notes     During   ulated    Total
                                        Preferred                 Share   Receivable   The      Other   Share-
                   Ordinary Shares   Ordinary Shares  Additional  Based      From    Develop-  Compre- holders'
                  ----------------- -----------------  Paid-in   Compen-    Share-     ment    hensive  Equity
                    Shares   Amount   Shares   Amount  Capital    sation   holders    Stage    Income  (Deficit)
                  ---------- ------ ---------- ------ ---------- -------- ---------- --------- ------- ---------
Issuance of
series C
convertible
preferred
ordinary shares
for $1.22 per
share in May
1998............         --    --    5,472,460   453     6,240       --       --         --      --       6,693
Issuance of
series C
convertible
preferred
ordinary shares
for $2.21 per
share in March
1999............         --    --    6,776,660   560    14,447       --      (664)       --      --      14,343
Deferred share
compensation....         --    --          --    --         17       (17)     --         --      --         --
Amortisation of
deferred share
compensation....         --    --          --    --        --        194      --         --      --         194
Translation
adjustment......         --    --          --    --        --        --       --         --     (191)      (191)
Net loss........         --    --          --    --        --        --       --     (10,745)    --     (10,745)
                                                                                                       ---------
Total
comprehensive
loss............         --    --          --    --        --        --       --         --      --     (10,936)
                  ---------- ------ ---------- ------ ---------- -------- ---------- --------- ------- ---------
Balances at 31
March 1999......  20,000,000 1,646  24,070,040 1,995    28,994      (155)    (664)   (22,788)   (222)     8,806
Payment of notes
receivable from
shareholders....         --    --          --    --        --        --       664        --      --         664
Issuance of
series C
convertible
preferred
ordinary shares
for $2.59 per
share in
exchange for all
the outstanding
ordinary and
preferred shares
of Eurona on 17
December 1999...         --    --    1,820,180   147     4,573       --       --         --      --       4,720
Issuance of
series C
convertible
preferred
ordinary shares
for $2.59 per
share in
December 1999...         --    --    4,281,360   345    10,756       --       --         --      --      11,101
Issuance of
series C
convertible
preferred
ordinary shares
for $2.59 per
share for
services and
cash on 31
December 1999...         --    --      500,000    40     1,256       --       (40)       --      --       1,256
Issuance of
series C
convertible
preferred shares
for services....         --    --       51,640     5       129       --       --         --      --         134
Deferred share
compensation....         --    --          --    --      2,923    (2,923)     --         --      --         --
Amortisation of
deferred share
compensation....         --    --          --    --        --        467      --         --      --         467

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)

     PERIOD FROM 11 SEPTEMBER 1995 (INCEPTION) TO 31 MARCH 2001 (Continued)

                      (In Thousands, Except Share Amounts)

                    Gemini International Holdings plc                                          Gemini Genomics plc
                  -------------------------------------- -----------------------------------------------------------------------
                                 Redeemable
                                 Convertible                                  Convertible                               Notes
                    Ordinary     Preference                                Preferred Ordinary    Addit-               Receivable
                     Shares        Shares     Additional  Ordinary Shares        Shares          ional     Deferred      From
                  ------------- -------------  Paid-in   ----------------- -------------------  Paid-in  Share Based    Share-
                  Shares Amount Shares Amount  Capital     Shares   Amount   Shares     Amount  Capital  Compensation  holders
                  ------ ------ ------ ------ ---------- ---------- ------ -----------  ------  -------- ------------ ----------
Issuance of
warrants for
40,000 series C
convertible
preferred
ordinary shares
in
connection with
capital
lease financing
in February
2000 at $0.08...    --      --    --      --       --           --     --          --      --        218       --         --
Exercise of
share options in
March 2000......    --      --    --      --       --       172,000     14         --      --        105       --         --
Conversions of
all convertible
preferred
ordinary........
Shares at a one-
for-one rate....    --      --    --      --       --    30,723,220  2,532 (30,723,220) (2,532)      --        --          --
Translation
adjustment......    --      --    --      --       --           --     --          --      --        --        --          --
Net loss........    --      --    --      --       --           --     --          --      --        --        --          --
Total
comprehensive
loss............    --      --    --      --       --           --     --          --      --        --        --          --
                   ---    ----   ---    ----     ----    ---------- ------ -----------  ------  --------   -------       ----
Balances at 31
March 2000......    --      --    --      --       --    50,895,220  4,192         --      --     48,954    (2,611)       (40)
Issuance of
ordinary shares
in
connection with
initial
public offering
(net of
expenses).......    --      --    --      --       --    13,800,000  1,042         --      --     85,252       --          --
Exercise of
share options...    --      --    --      --       --        47,040      4         --      --         39       --          --
Deferred share
compensation....    --      --    --      --       --           --     --          --      --        747      (747)        --
Amortisation of
deferred share
compensation....    --      --    --      --       --           --     --          --      --        --      1,868         --
Payment of notes
receivable
from
shareholders....    --      --    --      --       --           --     --          --      --        --        --          40
Translation
adjustment......    --      --    --      --       --           --     --          --      --        --        --          --
Net loss........    --      --    --      --       --           --     --          --      --        --        --          --
                                                                                                --------
Total
comprehensive
loss............    --      --    --      --       --           --     --          --      --        --        --          --
                   ---    ----   ---    ----     ----    ---------- ------ -----------  ------  --------   -------       ----
Balances at 31
March 2001......    --    $ --    --    $ --     $ --    64,742,260 $5,238         --   $   --  $134,992   $(1,490)      $ --
                   ===    ====   ===    ====     ====    ========== ====== ===========  ======  ========   =======       ====
                  Deficit
                   Accum-
                   ulated   Accum-
                   During   ulated     Total
                    The      Other    Share-
                  Develop-  Compre-  holders'
                    ment    hensive   Equity
                   Stage    Income   (Deficit)
                  --------- -------- ----------
Issuance of
warrants for
40,000 series C
convertible
preferred
ordinary shares
in
connection with
capital
lease financing
in February
2000 at $0.08...       --       --        218
Exercise of
share options in
March 2000......       --       --        119
Conversions of
all convertible
preferred
ordinary........
Shares at a one-
for-one rate....       --       --        --
Translation
adjustment......       --      (192)     (192)
Net loss........   (15,405)     --    (15,405)
                                     ----------
Total
comprehensive
loss............       --       --    (15,597)
                  --------- -------- ----------
Balances at 31
March 2000......   (38,193)    (414)   11,888
Issuance of
ordinary shares
in
connection with
initial
public offering
(net of
expenses).......       --       --     86,294
Exercise of
share options...       --       --         43
Deferred share
compensation....       --       --        --
Amortisation of
deferred share
compensation....       --       --      1,868
Payment of notes
receivable
from
shareholders....       --       --         40
Translation
adjustment......       --    (5,617)   (5,617)
Net loss........   (13,161)     --    (13,161)
Total
comprehensive
loss............       --       --    (18,778)
                  --------- -------- ----------
Balances at 31
March 2001......  $(51,354) $(6,031) $ 81,355
                  ========= ======== ==========

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)

                                                                  Period From
                                    Year Ended 31 March        11 September 1995
                                 ----------------------------     (Inception)
                                   2001      2000      1999    To 31 March 2001
                                 --------  --------  --------  -----------------
OPERATING ACTIVITIES:
  Net loss.....................  $(13,161) $(15,405) $(10,745)       $(51,354)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
   Amortisation of deferred
    compensation and non-cash
    interest charge............     1,868       473       194           2,587
   Amortisation of goodwill and
    other intangible assets....     1,097       311       --            1,408
   Depreciation................     1,202       928       598           3,195
   Non-cash consideration......       --      1,360       648           2,736
   Changes in operating assets
    and liabilities............      (897)      612     1,082           2,408
                                 --------  --------  --------     -----------
     Net cash used in operating
      activities...............    (9,891)  (11,721)   (8,223)        (39,020)
                                 --------  --------  --------     -----------
INVESTING ACTIVITIES:
  Purchases of plant, property
   and equipment...............    (2,281)     (700)   (1,068)         (6,224)
  Acquisition of Eurona and
   Newfound Genomics...........       (40)      (19)      --              (59)
                                 --------  --------  --------     -----------
     Net cash used in investing
      activities...............    (2,321)     (719)   (1,068)         (6,283)
                                 --------  --------  --------     -----------
FINANCING ACTIVITIES:
  Proceeds of capital lease
   obligations.................       --      3,991     1,392           8,005
  Payments of capital lease
   obligations.................      (987)   (1,993)   (1,293)         (4,923)
  Deposit of restricted cash...    (1,173)      --        --           (1,173)
  Proceeds from issuance of
   ordinary and preferred
   ordinary shares, net of
   issuance costs..............    85,007    11,695    20,560         127,115
  Loans (repaid) received......      (150)      243      (163)             93
                                 --------  --------  --------     -----------
     Net cash provided by
      financing activities.....    82,697    13,936    20,496         129,117
                                 --------  --------  --------     -----------
Effects of exchange rate
 changes on cash...............    (4,323)     (247)      236          (4,238)
Net increase in cash and cash
 equivalents...................    66,162     1,249    11,441          79,576
Cash and cash equivalents,
 beginning of period...........    13,414    12,165       724             --
                                 --------  --------  --------     -----------
Cash and cash equivalents, end
 of period.....................  $ 79,576  $ 13,414  $ 12,165        $ 79,576
                                 ========  ========  ========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
  Interest paid................  $    427  $    487  $    320        $  1,643
SCHEDULE OF NON-CASH
 TRANSACTIONS:
  Fixed assets financed through
   capital lease obligations...  $    738  $  3,991  $  1,392        $  8,743
  Issuance of preferred
   ordinary shares in
   connection with the
   acquisition of Eurona.......  $    --   $  4,720  $    --         $  4,720




                            See Accompanying Notes.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Business

  Gemini International Holdings Limited ("GIHL") was incorporated on 11 September 1995 and, until its acquisition by Gemini (formerly Gemini Holdings plc) on 4 December 1997, was the holding company of Gemini Research Limited, Genos Limited and Gemini Gene Data Limited. The Company was capitalised by the issue of 50,000 class B preferred ordinary shares of (Pounds)1 each which were issued to Raddison Trustee Limited. Raddison Trustee Limited was the majority shareholder of both GIHL and the Company, thus resulting in the companies being under common control. The Company acquired all of the issued shares in GIHL in consideration of an issue of shares in the same number and class to the same shareholders as then held shares in GIHL. The class rights of shares in GIHL and the Company were essentially identical. By reason of the fact that it acquired 50,000 class B preferred ordinary shares, Raddison Trustee Limited waived its entitlement of 45,700 class B preferred ordinary shares to which it would otherwise have been entitled. The shareholders in GIHL and the Company were accordingly the same. The acquisition was accounted for as a combination of entities under common control at historical costs and consequently consolidated financial information is presented as if GIHL had been owned by the Company since inception. As at 31 March 2001, the Company is the holding company for Gemini Genomics UK Limited (formerly Gemini Research Limited), Genos Limited, Gemini GeneData Limited, Gemini Genomics AB (formerly Eurona Medical AB), Gemini Genomics, Inc. and Newfound Genomics Inc.

  The Company is a clinical genomics company that identifies relationships between human genes and common human diseases. It has not yet generated substantial revenues from its commercial operations. Accordingly, through the date of these financial statements, the Company is considered to be in the development stage. The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has sustained operating losses since inception and expects such losses to continue as it furthers its research and development programs. Since inception, the Company has incurred significant losses and, as of 31 March 2001, has an accumulated deficit of $51.4 million. Management believes sufficient funds will be available to support operations through at least 31 May 2002. The Company may seek to fund its operations thereafter through collaborative arrangements and through public and private financings.

Uncertainties

  Gemini is subject to risks common to companies in the biotechnology sector including, but not limited to, the ability to discover and commercialise genetic links to diseases, departure of key personnel, protection of intellectual property, ability to obtain additional financing, ability to negotiate collaborative agreements, effects of foreign currency movements, and compliance with government and other regulations.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Foreign Currency and Currency Translation

  The functional currency of the Company is the British pound. The Company's foreign subsidiaries, Gemini Genomics AB (formerly Eurona Medical AB ("Eurona")), Gemini Genomics, Inc. and Newfound Genomics Inc. (together with the Company in this Appendix II, the "Group"), use the Swedish kronor, US dollar and Canadian dollar, respectively, as their functional currency, and translate those currencies to British pounds in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, Foreign Currency Translation. Foreign exchange differences are recorded as a component of "other comprehensive income". The financial statements herein are presented in US dollars for the convenience of the user. Translation of balance sheet data from British pounds to the US dollar is made at the exchange rate ruling at the balance sheet date. Translation of income statement and cash flow amounts is made at the average exchange rate for the year.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


  Foreign currency transaction gains and losses are reported according to the exchange rates prevailing on the transaction date and are included in the consolidated statement of operations.

Basis of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All inter-company accounts and transactions are eliminated on consolidation. Acquisitions are accounted for from their date of acquisition.

Share-Based Compensation

  The Company accounts for employee share options in accordance with Accounting Principles Board Opinion No. 25, Accounting For Stock Issued To Employees ("APB 25") using the intrinsic value method. Share compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18 as the fair value of the consideration received. The Company has provided the pro forma disclosures of net loss and net loss per share in accordance with SFAS No. 123 using the fair value method.

Revenue Recognition

  Revenues are earned from services pursuant to customer licensing agreements and collaborative research and development agreements for periodic license fees, research payments, additional payments and milestone payments. License fees, research payments, and additional payments are recognised rateably over the term of the agreement or as milestones are achieved. Payments received in advance of work performed are recorded as deferred revenue.

  In fiscal 2001, the Company changed its method of accounting for non-refundable upfront product license fees and certain other related fees to be recognised over the periods of continuing involvement. The Company historically recognised these fees as revenue when all of the conditions to payment had been met and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. The Company believes the change in accounting principles is consistent with guidance provided in the SEC Staff Accounting Bulletin No. 101--"Revenue Recognition in Financial Statements" released in December 1999. The change in accounting principle has no effect on prior year results.

Research and Development

  Research and development costs, including costs associated with the development of computer software to be used in the Company's research and development activities, are expensed in the period incurred.

Advertising Costs

  Advertising costs are charged to operations as incurred. Advertising costs in the years ended 31 March 1999, 2000 and 2001 were nil, $23,000 and $64,000, respectively.

Patent Costs

  Patent costs and costs related to patent prosecution are expensed as incurred as recoverability of such expenditure is uncertain.

Income Taxes

  In accordance with SFAS No. 109, Accounting For Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely that the deferred tax assets will be realised.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash and Cash Equivalents

  Cash equivalents consist of highly liquid term deposits and investments in institutional liquidity funds.

Fair Value of Financial Instruments

  Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The carrying value of long-term debt approximates fair value based on the market interest rates available to the Company for debt of similar risk and maturities.

Property, Plant and Equipment

  Property, plant and equipment is stated at cost less accumulated depreciation and amortisation. Maintenance and repairs are expensed as incurred. Depreciation and amortisation is provided using the straight-line method over the estimated useful life of the related assets, as follows:

                                                                 Useful Lives
                                                                   In Years
                                                                 -------------
     Leasehold improvements..................................... Life of lease
     Laboratory equipment.......................................  4 to 5 years
     Office equipment...........................................  4 to 5 years
     Freehold building..........................................      20 years

Capital Leases

  Assets acquired under capital lease agreements are recorded at the present value of the future minimum rental payments using interest rates appropriate at the inception of the lease, which approximates the cost of the leased assets. Property and equipment subject to capital lease agreements are amortised over the shorter of the life of the lease or the estimated useful life of the asset, in accordance with the Company's normal depreciation policies, unless the lease transfers ownership or contains a bargain purchase option, in which case the leased asset is amortised over the estimated useful life of such assets.

Goodwill and Other Intangible Assets

  Goodwill represents the excess of purchase price over the fair value of identifiable tangible and intangible assets acquired and is amortised using the straight-line method over its estimated useful life. The Group reviews the carrying amount of goodwill if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undisclosed cash flows of the entity acquired over the remaining amortisation period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

Impairment of Long-Lived Assets

  In accordance with SFAS No. 121, Accounting For The Impairment Of Long-lived Assets And For Long-lived Assets To Be Disposed Of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. To date, no such indicators of impairment have been identified.

Inventories

  Inventories are stated at the lower of actual cost or market value. Cost is determined by the first-in, first-out method. At 31 March 2000 and 2001, inventories consisted entirely of research supplies.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Software Costs

  The Company expenses purchased and internally developed software costs, except those costs required to be capitalised under Statement of Position 98-1, Accounting For The Costs Of Computer Software Developed Or Obtained For Internal Use. To date, the amount of software capitalised is insignificant.

Loss Per Share and Pro Forma Loss Per Share

  In accordance with SFAS No. 128, the Company calculates basic net loss per share based on the weighted-average number of ordinary shares outstanding during the period and diluted earnings per share based on the dilutive effect of ordinary share equivalents consisting of share options and warrants (calculated using the treasury stock method). Potentially dilutive securities have been excluded from the diluted net loss per share calculation as they have an anti-dilutive effect due to the Company's net loss.

  The computation of pro forma net loss per share includes ordinary shares issuable on the conversion of outstanding shares of convertible preferred ordinary shares (using the as-if converted method) from the original date of issuances.

  Potential ordinary shares excluded from the calculation of diluted net loss per share as their inclusion would have been anti-dilutive were:

                                                          31 March
                                               ------------------------------
                                                 2001      2000       1999
                                               --------- --------- ----------
   Convertible preferred ordinary shares in
    ordinary shares...........................       --        --  24,070,040
   Warrants to purchase ordinary shares.......    40,000    40,000        --
   Options to purchase ordinary shares........ 7,578,872 3,561,420  2,512,440
                                               --------- --------- ----------
   Total potential ordinary shares............ 7,618,872 3,601,420 26,582,480
                                               ========= ========= ==========

Other Comprehensive Income

  In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and disclosing of comprehensive income and its components in the financial statements. The only item of other comprehensive income (loss) which the Company currently reports is foreign currency translation adjustments.

Short-Term Investments and Concentration of Credit Risk

  The Company has no investment securities that would be subject to classification in accordance with SFAS No. 115, Accounting For Certain Investments In Debt And Equity Securities. The Company invests its surplus cash in bank term deposits, having a maturity period of between one day and one year, or in institutional liquidity funds. The term deposits can be terminated early at a nominal cost and the liquidity funds provide for immediate access. Accordingly, all cash resources have been disclosed under cash and cash equivalents.

Segment Reporting

  Effective January 1998, the Company adopted SFAS No. 131, Disclosure About The Segments Of An Enterprise And Related Information. The Company has determined it operates in only one segment for the following reasons: the Company's principle product offering is the discovery of disease genes and all other product offerings are ancillary to this; the Company's chief operating decision maker reviews the Company's results as a single entity; to date, essentially all of the Company's efforts have been directed towards discovery of disease genes and this is expected to remain the Company's focus for the foreseeable future.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish a new model for accounting for derivatives and hedging activities and supersede and amend a number of existing standards. Upon the standard's initial application, all derivatives are required to be recognised in the balance sheet as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed and documented. The Company is required to implement these statements in the first quarter of the fiscal year ended 31 March 2002. Considering the Company's current activities, there will be no significant impact on its financial position or results of operations upon adoption of SFAS No. 133.

2. Significant Contracts

Technology Alliances

  In February 1999, the Company entered into a collaboration agreement with Large Scale Proteomics, Inc. Under this agreement, the Company provides samples and clinical data from selected identical twin pairs and Large Scale Proteomics, Inc. conducts protein analysis. Each company is responsible for its own costs under the project. When, and if, discoveries made under the collaboration are commercialised, each company is required to make payments to the other according to the nature of the product and its commercialisation. The agreement terminates when neither party is required to make further payments thereunder. Large Scale Proteomics, Inc. may terminate the agreement if it provides notice within 120 days of its decision not to proceed with the project. Either party may terminate the collaboration agreement if there is a material breach by the other that is not cured. No payments have been received or made to date.

  In September 1999, the Company entered into a collaboration agreement with Celera Genomics, Inc. ("Celera") to jointly search for novel gene discoveries. Under this agreement, the Company provides fine-mapped regions and Celera performs high-throughput sequencing of these regions. Each company is responsible for its own research costs. The Company will jointly own with Celera any gene discoveries from this collaboration and will share equally with Celera revenues received from licensing of such gene discoveries. All costs of exploitation of gene discoveries will be shared equally by the Company and Celera. The agreement terminates in September 2001.

  In March 2000, the Company entered into separate collaboration agreements with CuraGen, Inc. and SEQUENOM, Inc. Under these agreements, the Company provides clinical data and DNA samples and CuraGen, Inc. and SEQUENOM, Inc. provide genetic analysis of the samples. Each company is responsible for its own costs, although the Company will reimburse CuraGen, Inc. and SEQUENOM, Inc. for a portion of their costs. No cost reimbursement has been made by the Company to date and this is not expected to be material in future years. No minimum funding commitments are defined in the agreements. Revenues arising from the agreements will be shared between the Company and CuraGen, Inc. or SEQUENOM, Inc. The agreements with CuraGen, Inc. and SEQUENOM, Inc. are each for an initial term of two years.

  In October 2000, the Company entered into a further collaboration agreement with CuraGen, Inc. Under this agreement, the Company provides disease associated genes it discovers and CuraGen, Inc. provides its PathCalling(TM) proteomic technology in order to rapidly ascertain the biological context of the disease associated genes. Revenues arising from the agreement will be shared between the Company and CuraGen, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

  In November 2000, the Company entered into a collaboration agreement with Rosetta Inpharmatics, Inc. Under this agreement, the Company provides clinical data and DNA samples, from which RNA, the translator of DNA, is collected and Rosetta Inpharmatics, Inc. will screen many thousands of genes with the intention of identifying and characterising sets of genes associated with common human diseases. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Rosetta Inpharmatics, Inc. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


  In December 2000, the Company entered into a collaboration agreement with Genmab A/S. Under this agreement, the Company provides novel disease targets it discovers and Genmab A/S will provide its fully human antibody technology to create and develop new products. Each company is responsible for its own costs. Revenues arising from the agreements will be shared between the Company and Genmab A/S. The agreement is for an initial term of two years. No revenues have yet been recognised under this agreement.

  In March 2001, the Company entered into two further agreements with CuraGen, Inc. Under these agreements, the Company has provided CuraGen, Inc. with DNA samples and clinical data and will provide genotyping and analysis services under one of the agreements. The Company will own the intellectual property rights arising and have granted CuraGen, Inc. an exclusive, indefinite worldwide license to commercially exploit any discoveries arising. The Company has received an up-front payment and may generate additional revenues over the next three years.

License Agreements

  The Company has entered into license agreements for the use of the Company's patents and patent applications relating to the COL1A1 disease gene with Affymetrix, Inc. and Axis Shield plc. Under these agreements, the Company receives license fees and will potentially receive royalties. Through 31 March 2001, the Company has received license fees of $150,000 under the agreement with Affymetrix, Inc. and $152,000 under the agreement with Axis-Shield plc. The license agreements terminate upon the expiration of the patents relating to the COL1A1 disease gene. In addition, the Company may terminate the Affymetrix, Inc. license agreement for an uncured material breach and may terminate the Axis-Shield plc agreement for an uncured material breach or if Axis-Shield plc does not pay royalties within 90 days of their being due.

Services Agreement

  The Company has performed gene validation services for Kyowa Hakko Kogyo, Inc. The services were successfully concluded in March 2000 and aggregate revenues of $184,000 have been received.

Clinical Collaborations

  The Company has entered into a number of agreements with clinical collaborators, based at various universities and hospitals. Under these agreements, the Company pays either an amount per item of clinical data provided, or an annual fee. The maximum annual amount payable on any of the existing contracts is approximately $1.1 million and the annual aggregate cost is approximately $4.2 million. The contracts vary in length with the last to expire in February 2005.

3. Cash and Cash Equivalents

  The following is a summary of cash and cash equivalents at 31 March 2000 and 2001:

                                                                  31 March
                                                               ---------------
                                                                2001    2000
                                                               ------- -------
                                                               (In Thousands)
   Cash....................................................... $   393 $   678
   Cash on interest bearing short term deposits and invested
    in institutional liquidity funds..........................  79,183  12,736
                                                               ------- -------
                                                               $79,576 $13,414
                                                               ======= =======

4. Restricted Cash

  In addition to the above, there is restricted cash of $1,127,000 held in term deposits with restrictions of access, in support of a number of capital lease obligations and operational leases.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


5. Property, Plant and Equipment

  Property, plant and equipment consist of the following:

                                                                  31 March
                                                               ----------------
                                                                2001     2000
                                                               -------  -------
                                                               (In thousands)
   Land and buildings......................................... $   192  $   --
   Leasehold improvements.....................................     711      367
   Laboratory equipment.......................................   4,762    3,758
   Office equipment...........................................   1,248      435
                                                               -------  -------
                                                                 6,913    4,560
   Less accumulated depreciation..............................  (2,809)  (1,919)
                                                               -------  -------
                                                               $ 4,104  $ 2,641
                                                               =======  =======

  The depreciation expense on property, plant and equipment amounted to $598,000, $928,000 and $1,202,000 for the years ended 31 March 1999, 2000 and
2001, respectively. Depreciation expense for the period from inception (11 September 1995) through 31 March 2001 was $3,195,000. Included in property, plant and equipment are assets under capital lease obligations with an original cost of approximately $3,535,000 and $3,642,000, as of 31 March 2000 and 2001, respectively. Accumulated depreciation on assets under capital leases was $1,969,000 and $2,221,000, as of 31 March 2000 and 2001
respectively.

  During January 2001, Newfound Genomics, Inc., a subsidiary of the Company, purchased a freehold property of 5,850 sq ft in St John's, Newfoundland, Canada for $192,000. This property is under refurbishment and will provide facilities for sample collection, office space and laboratory facilities for the Company's Newfoundland operations.

6. Commitments and Contingencies

Debt Facility

  In February 2000, the Company secured a $5.0 million line of credit with Hewlett Packard International Bank Limited ("HPIB Limited"), to utilise against capital equipment financings over the following 18-month period. In February 2000, the Company drew $2.0 million against this line of credit as a capital lease to support capital expenditure. Interest is repayable quarterly at 11 percent per annum over the four-year period of the lease, which has a capital repayment holiday for the first 18 month period. In the event that the Company draws further funds, it has agreed to issue warrants to purchase up to an additional 80,000 ordinary shares, each at an exercise price of (Pounds)0.05 ($0.07) per ordinary share. The Company has no commitments for any additional financings. The Company issued warrants to HPIB Limited for 40,000 ordinary shares at an exercise price of (Pounds)0.05 per share ($0.07 per share). The fair value of each warrant was estimated at approximately $5.53. The aggregate fair value of the warrants is approximately $218,000 and has been recorded in additional paid-in capital and treated as a discount to the capital lease obligation. The discount is being accreted on a straight-line basis (which materially approximates to the actuarial method) to interest expense over the four-year period of the lease. For the years ended 31 March 2000 and 2001, additional interest expense of $6,000 and $52,000, respectively, was recorded related to these warrants.

Purchase Commitments

  At 31 March 2001, the Company was committed to complete the refurbishment of their freehold premises in Newfoundland, Canada. This refurbishment is expected to be completed by June 2001, at a total cost of approximately $200,000, which the Company expect to finance from its existing cash resources.

Leases

  In February 2001, the Company undertook a sale and leaseback transaction with Investec Asset Finance PLC. The Company sold scientific and IT equipment recently acquired for $0.7 million and has entered into a

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

three-year lease arrangement. No gain or loss was recognised on this transaction. Repayments are quarterly and interest is payable at 9.8 percent per annum.

  As of 31 March 2001, the Company had $3.6 million of property, plant and equipment financed through long-term obligations. The obligations under the equipment leases are secured by the equipment financed, bear interest at a weighted-average rate of between 5.3 percent and 11 percent and are due in monthly and quarterly installments through September 2003. Under the terms of the agreements, the financed equipment may be purchased by the Company at a nominal value at the end of the financing term. As of 31 March 2001, future minimum lease payments under operating and capital leases are as follows:

                                                              Operating Capital
                                                               Leases   Leases
                                                              --------- -------
                                                               (In Thousands)
   Years Ending 31 March
   2002......................................................  $1,183   $1,815
   2003......................................................     999    1,284
   2004......................................................     835      882
   2005......................................................     679      --
   Amounts thereafter........................................   3,293      --
                                                               ------   ------
   Total minimum lease and principal payments................  $6,989    3,981
                                                               ======
   Less amount representing interest.........................             (724)
                                                                        ------
   Present value of minimum capital lease obligation.........            3,257
   Less current portion of future payments...................           (1,395)
                                                                        ------
   Capital lease obligation, less current portion............           $1,862
                                                                        ======

  Rent expense relating to operating leases was approximately $178,000, $242,000 and $565,000 in the years ended 31 March 1999, 2000 and 2001, respectively.

  During the year ended 31 March 2001, the Company extended a 10-year operating lease of 19,600 square feet of laboratory and office space in Newton, Massachusetts, USA, to house the senior management, business development, intellectual property and investor relations activities of the Company. Costs incurred in refurbishing this property are capitalised within Leasehold Improvements, see note 5.

Contingencies

  In the ordinary course of business the Company may be subject to legal proceedings and claims. The Company is not currently subject to any material legal proceedings.

7. Long-Term Debt

  Of the total bank loans, the non-current amounts outstanding are as follows:

                                                                 31 March
                                                              ----------------
                                                               2001     2000
                                                              -------- -------
                                                              (In Thousands)
   Loans, repayable by quarterly installments to 31 March
    2002.....................................................
   The interest rate is 4.85 percent......................... $    --  $   75
                                                              ======== ======

  In accordance with the above bank loans, of which $63,000 is classified within current liabilities, the bank has a floating charge over the assets of Eurona up to a value of $318,000. There are no covenants attached to the loans.

8. Establishment of Newfoundland Genomics Inc.

  In June 2000, the Company formed Newfound Genomics Inc. in Newfoundland, Canada, a joint-venture with Lineage Biomedical. In February 2001, the Company acquired the outstanding share capital it did not then

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

own from Lineage Biomedical for Can$60,000. The Can$60,000 (US$40,000) was recorded as goodwill since the joint-venture had no identifiable assets. Newfound Genomics Inc. has established local facilities and commenced clinical and genetic data collection from the geographically isolated population in Newfoundland.

9. Shareholders' Equity

Initial Public Offering

  On 26 July 2000, the Company completed a public offering of its ordinary shares by issuing 13,800,000 ordinary shares in the form of American Depositary Shares ("ADSs"). Each ADS represents two ordinary shares of (Pounds)0.05 each in the Company. The aggregate value was $96.6 million, or $14 per ADS. Issuance costs for the offering amounted to approximately $10.4 million. The Company received net proceeds of $86.2 million.

Ordinary Shares

  On 17 March 2000, the Company effected a conversion of all its outstanding convertible preferred ordinary shares into ordinary shares and a 20-for-one ordinary share split. All shares and per share amounts have been retroactively restated to give effect to the share split.

  Each ordinary share entitles the holder to one vote on all matters submitted to a vote of the Company's shareholders. Ordinary shareholders are entitled to receive dividends, if any, as may be declared by the Company's Board. At 31 March 2000 and 2001, the Company had 120,000,000 ordinary shares authorised and 50,895,220 and 64,742,260 shares issued and outstanding, respectively.

Issuance of Shares to Ex-Employees

  In December 1999, the Company issued 500,000 shares at par ($0.08) to ex-employees of Gemini Research Limited. The fair value of the shares was determined as $1,296,000 and a marketing, general and administrative expense of $1,256,000 was recorded in the year, reflecting the difference between the fair value of the shares and the amount payable. At 31 March 2000, an amount of $40,000 receivable for the shares remained outstanding and is presented in the balance sheet for that year as a deduction from shareholders' equity. The amount was received during the year ended 31 March 2001.

Share Option Plans

  Under the terms of the Gemini Genomics plc Company Share Option Plan Part A ("Plan A"), the Company's Board may grant UK Inland Revenue approved share options to employees, directors and consultants of the Company at an exercise price approved by the UK Inland Revenue. Share options granted under plan A generally vest and become exercisable on the third anniversary date of the grant. Options expire 10 years from the date of grant. Under the terms of the Gemini Genomics plc Company.

  Under the terms of the Gemini Genomics plc Company Share Option Plan Part B ("Plan B"), the Company's Board may grant unapproved share options to employees or executive directors of the Company. Options granted under Plan B generally vest over a two-year period; one-third vest on date of grant, one-third vest one year from date of grant and one-third vest two years from date of grant. Options become exercisable as soon as they have vested and expire ten years from the date of grant, except options granted on 19 December 1997, which expire seven years from the date of grant. Under both Plan A and Plan B (the "Plans"), share option grants are generally made at an exercise price equal to the fair value of the ordinary shares on the date of grant, as determined by the Company's Board and (in the case of Plan A) as agreed with the UK Inland Revenue. The Company may also issue share options outside the Plans. Plan A and Plan B were adopted by the Company's Board on 19 December 1997.

  Under the terms of the Gemini Genomics plc International Executive Share Option Plan, the Company's Board may grant share options to subscribe for newly issued or purchase existing ordinary shares (which may be in the form of ADSs) to the Company's directors and employees who devote almost all of their working time to the Company. When the options are granted, the Company's Board will determine when they are exercisable, but they have to be exercised within ten years of being granted.

  There are 7,741,950 ordinary shares reserved for issuance upon the exercising of share options.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


Share Option Activity

  At 31 March 1999, 2000 and 2001, options to purchase 964,560, 2,037,060 and
4,236,643 ordinary shares were exercisable at a weighted average exercise price of $0.80, $1.67 and $2.84, respectively. The weighted average fair value of options granted in the years ended 31 March 1999, 2000 and 2001 was $0.11, $1.16 and $4.77, respectively.

  A summary of share option activity under the Plans is as follows:

                                                                   Options
                                         Options                 Outstanding
                                        Available   Number of  Weighted Average
                                        for Grant    Options    Exercise Price
                                        ----------  ---------  ----------------
   Inception of the plans (19 December
    1997)
    Initial authorised.................  2,203,500        --          --
   Granted............................. (1,861,400) 1,861,400        0.81
   Cancelled...........................    480,140   (480,140)       0.94
                                        ----------  ---------
   Balance at 31 March 1998............    822,240  1,381,260        0.77
   Granted.............................   (158,620)   158,620        1.55
   Cancelled...........................     27,440    (27,440)       1.20
                                        ----------  ---------
   Balance at 31 March 1999............    691,060  1,512,440        0.84
   Additional authorised...............  2,886,022        --          --
   Granted............................. (2,420,980) 2,420,980        2.15
   Cancelled...........................    200,000   (200,000)       1.98
   Exercised...........................        --    (172,000)       0.69
                                        ----------  ---------
   Balance at 31 March 2000............  1,356,102  3,561,420        1.67
   Additional authorised...............  5,041,684        --          --
   Granted............................. (4,298,086) 4,298,086        5.54
   Cancelled...........................     70,516    (70,516)       5.80
   Exercised...........................        --     (47,040)       0.88
                                        ----------  ---------
   Balance at 31 March 2001............  2,170,216  7,741,950        4.22
                                        ==========  =========

  The following table summarises information concerning current outstanding and exercisable options at 31 March 2001:

                              Options Outstanding
                               Weighted-Average

                                                                                  Options
                                                     Remaining                  Exercisable
     Exercise             Number                    Contractual                   Number
      Prices            Outstanding                    Life                     Exercisable
     --------           -----------                 -----------                 -----------
     $0.71                 804,220                     3.72                        804,220
     $0.96                 452,240                     4.05                        452,240
     $1.22                 168,400                     7.82                        168,400
     $1.79                 172,000                     8.42                        114,667
     $2.16               1,498,100                     8.58                        960,780
     $2.25               1,266,274                     9.92                        422,091
     $2.57                 562,020                     8.92                        374,680
     $7.00               2,818,696                     9.33                        939,565
                         ---------                                               ---------
                         7,741,950                     8.92                      4,236,643
                         =========                                               =========

  The Company has elected to follow APB 25 and related interpretations in accounting for its share options issued to employees. Compensation expense is determined using the intrinsic value method based on the difference between the exercise price and the deemed fair value of the Company's ordinary shares on the date the share options were granted.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


  Share options granted to non-employees are valued using the Black-Scholes option valuation method and the following assumptions for the years ended 31 March 1999, 2000 and 2001: risk-free interest rate of 5.5 percent, 6.2 percent and 6.0 percent, respectively, volatility of 0.01 for 1999 and 2000 and 1.402 for 2001, zero dividend yield and an expected life of four years. The value of the options is recorded as deferred compensation and amortised using the straight-line method over the vesting period.

  Share option compensation expense was recorded as follows:

                                                                 Non-
                                                      Employee Employee
                                                      Related  Related   Total
                                                      Expenses Expenses Expenses
                                                      -------- -------- --------
                                                            (In Thousands)
   Period Ending
   31 March 1997.....................................   $ --    $ --      $ --
   31 March 1998.....................................       1      51        52
   31 March 1999.....................................       3     191       194
   31 March 2000.....................................     281     192       473
   31 March 2001.....................................   1,407     461     1,868
                                                       ------   -----    ------
   Since Inception (11 September 1995)...............  $1,692   $ 895    $2,587
                                                       ======   =====    ======

  Amortisation of the deferred compensation balance of $1,490,000 at 31 March 2001 will be approximately $1,485,000 and $5,000 for the fiscal years ending 31 March 2002 and 2003, respectively.

Pro-Forma Disclosure Under SFAS No. 123

  Pro-forma information regarding employee stock options is required under SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation method and the following assumptions for the years ended 1999, 2000 and 2001: volatility of 0.01 for 1999 and 2000 and 1.402 for 2001, risk-free interest rate of 5.5 percent, 6.2 percent and 6.0 percent, respectively, zero dividend yield and an expected life of four years.

  For the purposes of pro-forma disclosures, the estimated fair value of the options is amortised to expense over the vesting period of the options. The Company's pro-forma information is as follows:

                                                       Year Ended 31 March
                                                     -------------------------
                                                      2001     2000     1999
                                                     -------  -------  -------
                                                      (In Thousands, Except
                                                         Per Share Data)
   Net loss:
     As reported.................................... $12,843  $15,405  $10,746
     SFAS No. 123 pro forma......................... $19,254  $15,515  $10,766
   Loss per share:
     As reported--basic and diluted................. $ (0.32) $ (0.73) $ (0.54)
     SFAS No. 123 pro forma......................... $ (0.64) $ (0.73) $ (0.54)

  The effects of applying SFAS No. 123 for recognising compensation expense and for pro forma disclosures are not likely to be representative of the effects on reported net loss for future years.

Warrants

  In February 2000 the Company granted warrants to purchase 40,000 ordinary shares at an exercise price of (Pounds)0.05 ($0.07) per share (see note 6). The warrants remain outstanding at 31 March 2001.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Income Taxes

  The Company has no provision for payment of UK, Swedish or Canadian income taxes for any period as it has incurred operating losses since inception.

  The taxation credit consists of the following:

                                                                   31 March
                                                                ---------------
                                                                2001  2000 1999
                                                                ----  ---- ----
                                                                (In Thousands)
   UK taxation on current year................................. $910  $ -- $ --
   Overseas taxation...........................................  (30)   --   --
                                                                ----  ---- ----
                                                                $880  $ -- $ --
                                                                ====  ==== ====

  The UK taxation on the current year arose as a result of a change in the UK corporation tax legislation. With effect from April 2000, companies engaged in research and development which meet certain criteria are permitted to surrender corporation tax losses in return for a cash refund of employee and payroll taxes.

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

                                                                  31 March
                                                              -----------------
                                                                2001     2000
                                                              --------  -------
                                                               (In Thousands)
   Deferred tax assets:......................................
     Net operating loss carryforwards........................ $ 13,596  $ 8,594
     Book reserves in excess of tax..........................       25       35
     Short-term timing differences...........................       12      (2)
                                                              --------  -------
     Total deferred tax assets...............................   13,633    8,627
     Valuation allowance.....................................  (13,633)  (8,627)
                                                              --------  -------
       Total................................................. $    --   $   --
                                                              ========  =======

  For the year ended 31 March 2000, the Company had, subject to agreement with the UK Inland Revenue, corporation tax losses amounting to $10.4 million, resulting in a total loss carry-forward at 31 March 2000 of approximately $28.6 million. As of 31 March 2001, the Company has accumulated losses, subject to agreement with the UK Inland Revenue, amounting to a further $11.4 million, resulting in total loss carried forward at 31 March 2001 of $40.0 million which under UK and Swedish tax law do not expire. Because of the Company's lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. As of 31 March 2001, Eurona has, subject to agreement with the Swedish tax authorities, income tax losses that are at least $3.9 million. These are available for offset against profits from future Swedish operations.

11. Acquisition of Eurona Medical AB

  On 17 December 1999, the Company completed the acquisition of Eurona, a Swedish pharmacogenetics company. The Company assumed all the liabilities of Eurona and acquired all of its ordinary shares in exchange for 1,820,180 preferred ordinary shares and $19,000 in cash. Including direct acquisition costs of $186,000, the total purchase price was $4.9 million.

  The acquisition was accounted for using the purchase method. Under the purchase method of accounting, the aggregate acquisition cost is allocated to the acquired company's assets and liabilities, based on the fair values on the date of acquisition. Included within the liabilities assumed is $600,000 relating to termination costs of a number of employees.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  In purchasing Eurona, the Company obtained access to clinical collaborators. The total spent by Eurona since inception on research and development at the date of acquisition was approximately $8.9 million. Eurona has raised a total of approximately $13.3 million in equity finance prior to acquisition by the Company, but had not succeeded to commercialising its business model.

  The Company has performed a review of the research projects being undertaken by Eurona and determined that none of the projects have economic value, as none of the research projects undertaken by Eurona will be pursued. Consequently, in allocating the acquired assets and liabilities, no value has been assigned to acquired in-process research and development.

  A summary of the purchase price for the acquisition is as follows (in thousands):

   Preferred ordinary shares........................................... $ 4,720
   Cash paid to shareholders...........................................      19
   Accrued direct acquisition costs....................................     186
                                                                        -------
       Total purchase price............................................ $ 4,925
                                                                        =======
   The purchase price was allocated as follows (in thousands):
     Assets acquired................................................... $ 1,587
     Liabilities assumed...............................................  (2,284)
     Intangible assets acquired:
     Assembled workforce...............................................     350
     Goodwill..........................................................   5,272
                                                                        -------
       Total purchase price............................................ $ 4,925
                                                                        =======

  The above intangible assets are being amortised over their estimated useful life of five years.

  Had the acquisition of Eurona been consummated at the beginning of the years below, the unaudited pro forma results would have been as follows:

                                                               Year Ended
                                                                31 March
                                                            ------------------
                                                              2000      1999
                                                            --------  --------
                                                             (In Thousands,
                                                            except per share
                                                                amounts)
   Revenue................................................. $  1,238  $    295
   Net loss for the period.................................  (22,933)  (20,506)
   Net loss per ordinary share--basic and diluted.......... $  (1.00) $  (0.94)

  The Company made a $0.6 million provision in respect of the termination costs of 35 employees (largely executive, managerial and support staff) under an integration plan approved in December 1999. These costs all related to salaries and benefits due, and employment costs arising within these 35 employees' notice periods. A total of $0.3 million of termination benefits were paid in the period ended 31 March 2000, leaving a $0.3 million provision at 31 March 2000; all remaining liabilities related to these termination costs were paid by 31 March 2001. The Company also realigned the research focus for Eurona although the only activities terminated were those of the executive functions.

  The assembled workforce and goodwill are being amortised over their estimated useful life of 5 years. Amortisation of assembled workforce and goodwill was $373,000 and $1,604,000 for the years ended 31 March 2000 and 2001, respectively.

12. Pension Plans

  The Company operates a defined contribution group personal pension plan for substantially all its employees in the United Kingdom and contributes to a state scheme and a defined contribution scheme for its employees in Sweden. The Company contributions to the UK defined contribution scheme totaled $60,000, $81,000 and $106,000 in the years ended 31 March 1999, 2000 and 2001, respectively, and $305,000 in the period from 11 September 1995 (inception) through 31 March 2001.

                              GEMINI GENOMICS PLC
                         (A DEVELOPMENT STAGE COMPANY)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

  The Company operates a 401-K pension plan for substantially all its employees in the US. This plan commenced during fiscal year 2001, and the Company contributions to the US plan amounted to $5,000.

13. Related Party Transactions

  Cloverleaf Holdings Limited, a company controlled by Michael Fitzgerald, provided consulting services to the Company for which it received $140,000 per annum, payable in equal monthly installments, through November 1999 when the arrangement was terminated and replaced with a contract under which Michael Fitzgerald received fees for services as a non-executive director. No balances were outstanding at 31 March 1999, 2000 or 2001. There were no other related party transactions in the years ended 31 March 1999, 2000 or 2001.

14. Segment Information--Geographic

  The Company reports operating results based on geographic areas. A summary of the key financial data by segment is as follows:

                                            United             North
                                           Kingdom   Sweden   America   Total
                                           --------  -------  -------  --------
                                                    (In Thousands)
   Year Ended, and at 31 March 1999:
   Revenue................................ $    198  $   --   $   --   $    198
   Loss from operations...................  (10,694)     --       --    (10,694)
   Property, plant and equipment..........    2,099      --       --      2,099
   Total assets...........................   14,766      --       --     14,766
   Year Ended, and at 31 March 2000:......
   Revenue................................      164      --       --        164
   Loss from operations...................  (12,716)  (2,674)     --    (15,390)
   Property, plant and equipment..........    1,933      708      --      2,641
   Total assets...........................   21,049    1,187      --     22,236
   Year Ended, and at 31 March 2001:......
   Revenue................................    1,579      --       --      1,579
   Loss from operations...................  (16,357)  (3,718)  (1,802)  (21,877)
   Property, plant and equipment..........    2,029      825    1,250     4,104
   Total assets........................... $ 89,882  $ 1,095  $ 1,483  $ 92,460

15. Subsequent Events

  The Company has entered into an agreement to enter a new lease for 35,600 square feet of premises being constructed in Cambridge, England with effect from May 2002. This lease will expire in May 2020.

16. Quarterly Financial Data (Unaudited)

                                          Fiscal 2001 Quarter Ended
                                ----------------------------------------------
                                30 June   30 September  31 December  31 March
                                --------  ------------- ------------ ---------
                                   (In Millions, Except Per Share Amounts)
   Net revenues................ $   --       $   --       $    72     $ 1,484
   Gross margin................     --           --            39       1,447
   Operating loss..............  (4,979)      (4,743)      (5,450)     (6,764)
   Net loss....................  (4,975)      (2,569)      (4,183)     (1,546)
   Net loss per share--basic
    and diluted................ $ (0.10)     $ (0.04)     $ (0.06)    $ (0.02)
   Net loss per ADS--basic and
    diluted.................... $ (0.20)     $ (0.08)     $ (0.12)    $ (0.04)

                                          Fiscal 2000 Quarter Ended
                                ----------------------------------------------
                                30 June   30 September  31 December  31 March
                                --------  ------------- ------------ ---------
   Net revenues................ $   115      $   --       $   --      $    49
   Gross margin................      90          --           --           49
   Operating loss..............  (2,586)      (2,244)      (5,272)     (5,340)
   Net loss....................  (2,532)      (2,262)      (5,319)     (5,345)
   Net loss per share--basic
    and diluted................ $ (0.13)     $ (0.11)     $ (0.27)    $ (0.27)
   Net loss per ADS--basic and
    diluted.................... $ (0.26)     $ (0.22)     $ (0.54)    $ (0.54)

                                 APPENDIX III

                                   Taxation

UK Taxation

Introduction

  The following summary, which is not exhaustive, is intended only as a general guide to certain aspects of UK tax legislation and Inland Revenue practice as at the date of this document, which may change. The comments relate only to the position with respect to the Transaction of Scheme Shareholders who (save where expressly stated) are persons resident and ordinarily resident in the UK for tax purposes and who are the beneficial owners of their Gemini Scheme Shares. In particular, they are not addressed to Scheme Shareholders who do not hold Gemini Scheme Shares as an investment or to special classes of Scheme Shareholders such as dealers in securities.

  SHAREHOLDERS WHO ARE IN ANY DOUBT AS TO THEIR TAX POSITION OR WHO ARE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UK SHOULD CONSULT AN APPROPRIATE PROFESSIONAL ADVISER.

UK Taxation of Chargeable Gains

"Roll-over"

  Liability to UK taxation of chargeable gains will depend on the individual circumstances of Scheme Shareholders.

  For the purposes of UK taxation of chargeable gains, subject to the following paragraphs, the Transaction should be regarded as a reorganisation of share capital within section 136 of the Taxation of Chargeable Gains Act 1992 ("TCGA"). Section 136 TCGA applies where an arrangement is made between a company and its shareholders for the purposes of or in connection with a scheme of reconstruction or amalgamation and under the arrangement another company issues shares to the shareholders of the first-mentioned company in respect of and in proportion to their existing shareholdings which are retained or cancelled. If section 136 TCGA applies, the Transaction should not of itself give rise to a disposal by Scheme Shareholders of their Gemini Scheme Shares for the purposes of UK capital gains tax or corporation tax on chargeable gains.

  Where section 136 TCGA applies, the treatment described in the preceding paragraph will be automatic for any Scheme Shareholder who, alone or together with persons connected with him, does not hold more than 5 percent of, or of any class of, shares in or debentures of Gemini. For Scheme Shareholders who, alone or together with persons connected with them, hold more than 5 percent of, or of any class of, shares in or debentures of Gemini, this treatment would only apply if the Transaction is effected for bona fide commercial reasons and does not form part of a scheme or arrangements of which the main purpose, or one of the main purposes, is avoidance of liability to UK capital gains tax or corporation tax on chargeable gains.

  Gemini has applied for and received clearance from the Inland Revenue under section 138 TCGA that the Inland Revenue is satisfied that the Transaction is being effected for bona fide commercial reasons and will not form part of any such scheme or arrangement as is mentioned in the preceding paragraph.

  If the Transaction proceeds in circumstances where section 136 TCGA does apply, it should not give rise to any disposal for the purposes of UK capital gains tax or corporation tax on chargeable gains for Scheme Shareholders, except to the extent of any cash received in respect of fractional entitlements. Instead, Scheme Shareholders would be deemed to acquire their new SEQUENOM Shares at the same time and at the same cost for tax purposes as they acquired their Gemini Scheme Shares.

  A charge to UK capital gains tax or corporation tax on chargeable gains may arise on a subsequent disposal of new SEQUENOM Shares, depending upon the individual tax circumstances of the holder.

  If any individual is affected by clause 2.3 of the Scheme, they may be liable to tax depending on the rules governing such transactions in their country of residence. Scheme Shareholders in any doubt as to their position in this respect should consult an appropriate adviser.

  Gemini is applying for clearance from the Inland Revenue under section 707 of the Income and Corporation Taxes Act 1988 that the Inland Revenue will not invoke certain anti-avoidance rules, which could render Scheme Shareholders liable to income tax or corporation tax on income in respect of the Transaction.

Fractional Entitlements

  To the extent that a Scheme Shareholder receives cash by virtue of the sale on his behalf of any fractional entitlements to new SEQUENOM Shares, he should not, as a matter of Inland Revenue practice, be treated as making any disposal for the purposes of UK taxation of chargeable gains if the cash received in respect of fractional entitlements is small compared to the value of the relevant Gemini Scheme Shares. Instead, the amount of the receipt will be deducted from the base cost of the new SEQUENOM Shares. The Inland Revenue interpret "small" to mean 5 percent or less of the value of the holding of Gemini Scheme Shares on the Effective Date, or (Pounds)3,000 or less (whichever is greater).

General

  Scheme Shareholders who acquired or acquire their Gemini Scheme Shares by exercising options under the Gemini Share Option Schemes are reminded that special tax provisions may apply to them on their exercise of options or on any disposal of the Gemini Scheme Shares acquired on exercise, including provisions imposing a charge to UK income tax.

  Scheme Shareholders who are individuals and hold their Gemini Scheme Shares through a Personal Equity Plan ("PEP") or an Individual Savings Account ("ISA") should note that new SEQUENOM Shares will constitute qualifying investments for the purposes of a PEP and the stocks and shares component of an ISA. Accordingly, new SEQUENOM Shares will qualify for inclusion in a PEP or ISA. Scheme Shareholders in any doubt as to their position should consult an appropriate professional adviser.

Stamp Duty and Stamp Duty Reserve Tax

  Under current Inland Revenue Practice, no stamp duty or stamp duty reserve tax is payable by Scheme Shareholders on the cancellation of their Gemini Scheme Shares or on the issue to them of new SEQUENOM Shares pursuant to the Transaction.

US Federal Income Taxation

Introduction

  The following discussion summarises certain material United States federal income tax consequences of the Transaction to US Holders and non-US Holders of Gemini Shares who receive SEQUENOM Shares in the Transaction. This discussion is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, rulings and pronouncements of the US Internal Revenue Service ("IRS") and judicial decisions, all as currently in effect and all of which are subject to change, possibly with retroactive effect. This discussion assumes that Gemini Shareholders hold their Gemini Shares as a capital asset (generally, as an investment). This discussion does not address all aspects of US federal income taxation that may be relevant to a Gemini Shareholder in light of its particular circumstances or to a Gemini Shareholder subject to special rules such as a holder that is a financial institution, foreign partnership, tax exempt organisation, insurance company, dealer in securities or foreign currencies, person who holds such shares as a hedge against currency risk or as part of a constructive sale or conversion transaction, person who is subject to the alternative minimum tax provisions of the Code, person who holds Gemini Shares indirectly through a non-US corporation, or person who acquired its shares as compensation. This discussion also does not address the US federal income tax treatment of a holder of options or warrants to purchase Gemini Shares nor does it address any US state, US local or non-US tax consequences of the Transaction. Moreover, this discussion does not address the US federal income tax consequences of the Transaction to any US Holder of Gemini Shares arising from the exchange of Gemini Shares owned by such holder on or prior to 31 March 1998.

  For purposes of this discussion, a "US Holder" means (i) a citizen or resident of the US, (ii) a corporation or partnership created or organised in the US or under the laws of the US or any state therein, (iii) an estate, the income of which is subject to US federal income tax regardless of its source or (iv) a trust if (A) a court within the US is able to exercise primary supervision over the administration of the trust and (B) one or more US persons have the authority to control all substantial decisions of the trust. A "non-US Holder" is any holder other than a US Holder. For purposes of this discussion, "Gemini Shares" refers to both Gemini Shares and Gemini ADSs and "Gemini Shareholder" refers to both holders of Gemini Shares and Gemini ADSs.

  No tax ruling has been requested or received from the IRS in connection with the Transaction. Accordingly, no assurance can be given that the IRS will not assert, or a court in the US would not sustain, a position contrary to the conclusions expressed in this discussion. Moreover, there are certain issues addressed in this discussion for which there is no dispositive legal authority under current law and with respect to which there is factual uncertainty.

  THIS DISCUSSION IS NOT INTENDED TO ADDRESS ALL OF THE US FEDERAL INCOME TAX CONSIDERATIONS THAT MAY APPLY TO A PARTICULAR GEMINI SHAREHOLDER. GEMINI SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE US FEDERAL, STATE, LOCAL AND NON-US TAX CONSEQUENCES OF THE TRANSACTION.

The Transaction

US Holders

  The Transaction is expected to qualify as a reorganisation within the meaning of section 368(a)(1)(C) of the Code, subject to the rules of section 367(b) of the Code and the Treasury Regulations promulgated thereunder. Assuming the Transaction so qualifies, the US federal income tax consequences to US Holders of Gemini Shares who exchange their Gemini Shares for SEQUENOM Shares in the Transaction are described below and may depend on the number and value of Gemini Shares owned by such US Holder immediately prior to the Transaction.

  . A US Holder who, actually or pursuant to the applicable constructive ownership rules under the Code, owns Gemini Shares (i) representing less than 10 percent of the voting power of Gemini and (ii) with a fair market value equal to or greater than $50,000 on the date of the Transaction will recognise gain (but not loss) as a result of the Transaction as if such Gemini Shareholder sold its shares for cash equal to the fair market value of the SEQUENOM Shares received in the Transaction. Alternatively, such holder may elect (the "Election") to include in income as a deemed dividend its pro rata share of Gemini's all earnings and profits amount ("E&P") as of the date of the Transaction. A US Holder that makes a valid Election will not recognise gain or loss as a result of the Transaction, except with respect to cash, if any, received in lieu of a fractional share of SEQUENOM Stock (as described below). In order to make a valid Election, such holder must comply with the Code section 367(b) notice requirements described below.

  . A US Holder who, actually or pursuant to the applicable constructive ownership rules under the Code, owns Gemini Shares (i) representing less than 10 percent of the voting power of Gemini and (ii) with a fair market value less than $50,000 on the date of the Transaction will not recognise gain or loss as a result of the Transaction, except with respect to cash, if any, received in lieu of a fractional share of SEQUENOM Stock (as described below).

  . A US Holder who, actually or pursuant to the applicable constructive ownership rules under the Code, owns Gemini Shares representing 10 percent or more of the voting power of Gemini will not recognise gain or loss as a result of the Transaction, except with respect to cash, if any, received in lieu of a fractional share of SEQUENOM Stock (as described below), but must include in income as a deemed dividend its pro rata share of Gemini's E&P as of the date of the Transaction. Such holder may be required to comply with the Code section 367(b) notice requirements described below.

  Gemini believes that it will not have E&P as of the date of the Transaction and, accordingly, the amount of any deemed dividend included in income by a US Holder is expected to be zero. Gemini or SEQUENOM will provide all US Holders with adequate information to substantiate their pro rata share of E&P of Gemini, if any, on a timely basis.

  The Code section 367(b) notice requirements generally provide that each US Holder must attach a statement to its timely filed US federal income tax return for the taxable year of the Transaction which includes, among other things, a statement that the Transaction is a Code section 367(b) transaction, a description of the Transaction, the amount, if any, that the US Holder is required to include in income as a result of the Transaction and, if applicable, the information required to make a valid Election. A US Holder who makes the Election must also report such Election to Gemini or SEQUENOM on or before the filing of its US federal income tax return that includes the Code section 367(b) notice.

  THE RULES DESCRIBED ABOVE ARE COMPLEX. GEMINI SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISERS WITH RESPECT TO THE APPLICATION OF SUCH RULES IN THEIR PARTICULAR CIRCUMSTANCES. THE FAILURE OF A GEMINI SHAREHOLDER TO SATISFY THE NOTICE REQUIREMENTS DESCRIBED ABOVE COULD RESULT IN ADVERSE TAX CONSEQUENCES TO SUCH SHAREHOLDER.

  A US Holder's aggregate tax basis in the SEQUENOM Shares received in the Transaction will generally be the same as its aggregate tax basis in the Gemini Shares surrendered in the Transaction (i) increased by the amount of gain recognised (other than gain resulting from the receipt of cash in lieu of a fractional share) or deemed dividend of E&P included in income and (ii) decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. A US Holder's holding period for the SEQUENOM Shares should generally include the holding period of Gemini Shares surrendered in exchange for such shares if such US Holder recognises no gain, other than with respect to cash received in lieu of a fractional share, as a result of the Transaction. A US Holder's holding period for SEQUENOM Shares should generally commence upon the receipt of such shares if such holder recognises gain, other than gain resulting from the receipt of cash in lieu of a fractional share, as a result of the Transaction.

  A US Holder of Gemini Shares who receives cash in lieu of a fractional share of SEQUENOM Stock will recognise gain or loss equal to the difference between the amount of cash received and its tax basis in the Gemini Shares allocable to such fractional share. This gain or loss will generally constitute capital gain or loss. In the case of a US Holder who is an individual, such gain will be subject to a maximum US federal income tax rate of 20 percent if the individual has held his or her Gemini Shares for more than 12 months at the effective time of the Transaction. The deductibility of capital losses is subject to limitations for US federal income tax purposes for both individual and corporate holders. Gain or loss recognised by a US Holder will generally be treated as US source income for purposes of the rules applicable to the limitations on foreign tax credits.

Non-US Holders

  A non-US Holder generally will not be subject to US federal income tax on gain realised as a result of the Transaction or upon a subsequent sale of the SEQUENOM Shares received in the Transaction, unless:

  (a) such gain is effectively connected with a US trade of business (or in the case of non-US Holders entitled to the benefits of the UK-US Income Tax Convention as in effect on the date of this document (the "Treaty"), or another income tax treaty that requires a permanent establishment in the US as a basis for taxing such gains, such gain is attributable to a permanent establishment in the US); or

  (b) in the case of gain recognised by an individual upon a subsequent sale of the SEQUENOM Shares, such individual is present in the US for 183 days or more in the taxable year and certain other conditions are met.

  A non-US Holder that is a corporation and has one or more shareholders that are US persons may be required to include in income as a deemed dividend its pro rata share of Gemini's E&P as of the date of the Transaction and comply with the Code section 367(b) notice requirements. Such non-US Holders are urged to consult their tax advisers regarding the application of Code section 367(b) and the Treasury Regulations promulgated thereunder to their particular circumstances.

  Dividends received by a non-US Holder with respect to the SEQUENOM Shares generally will be subject to US withholding tax at the rate of 30 percent, which rate may be subject to reduction by an applicable income tax treaty in effect between the US and the non-US Holder's country of residence. Under the Treaty, the rate of withholding tax is generally reduced to 15 percent in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the UK for purposes of the Treaty.

Information Reporting and Back-up Withholding

US Holders

  Information reporting will apply to payments of dividends and on the proceeds of the sale or other disposition of SEQUENOM Shares to certain non-corporate US Holders, and back-up withholding may apply unless the US Holder supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from back-up withholding. A US Holder who does not provide its correct tax identification number also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a US Holder under the back-up withholding rules is creditable against the US Holder's US federal income tax liability, provided that the required information is furnished to the IRS.

Non-US Holders

  SEQUENOM must report annually to the IRS and to each non-US Holder any dividend that is subject to withholding, or that is subject to a reduced rate of US withholding tax pursuant to a tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-US Holder resides.

  The payment of the proceeds from the disposition of SEQUENOM Stock to or through the US office of any broker, US or non-US, will be subject to information reporting and possible back-up withholding unless the owner certifies as to its status as an exempt non-US person under penalty of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a US person or that the conditions of any other exemptions are not, in fact, satisfied. The payment of the proceeds from the disposition of SEQUENOM Stock to or through a non-US office of a non-US broker that is not a US related person will not be subject to information reporting or back-up withholding (in the absence of actual knowledge that the payee is a US person). For this purpose, a "US related person" is:

  (a)  a "controlled foreign corporation" for US federal income tax purposes;

  (b) a non-US person 50 percent or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a US trade or business; or

  (c) a non-US partnership that, at any time during its taxable year, is a 50 percent or more owned (by income or capital interest) by US persons or is engaged in the conduct of a US trade or business.

                                  APPENDIX IV

                                 Risk factors

  In addition to the other information contained in this document, certain risk factors should be considered carefully in evaluating the Transaction, SEQUENOM and its business and the holding of an investment in the Combined Group. The following contains a summary, but is not intended to be an exhaustive account, of some of the principal risk factors which may be of relevance in evaluating the Transaction, SEQUENOM and its business and the holding of an investment in the Combined Group.

A. Risks Related to the Transaction

 Integration and operation of the Combined Group

  SEQUENOM and Gemini expect certain benefits to arise from the Transaction. Achievement of these anticipated benefits will depend in part upon when, and how effectively, the management teams, businesses and technologies of SEQUENOM and Gemini are integrated. The officers and employees of Gemini have operated as an independent business until now and must adapt to functioning within a larger organisation under the management of a new group of officers and directors. The integration process will be expensive and time consuming and may strain SEQUENOM's management and other resources. The integration of operations will require, among other things: coordinating or combining research and development efforts, aligning the business models and technologies of the two previously independent companies and addressing integration challenges associated with the existing collaborations of Gemini and SEQUENOM and geographically dispersed operations. Both companies have operations outside the United States that could give rise to integration challenges that neither management team has encountered before. The integration challenges could require significantly more management time, attention and resources than presently contemplated. There can be no assurance that the operations of SEQUENOM and Gemini will be successfully combined or that any of the anticipated benefits will be achieved.

 Failure to complete the Transaction could adversely affect Gemini's share price and future business and operations

   If the Transaction is not completed for any reason, Gemini may be subject to a number of material adverse consequences, including the following:

  .  the price of Gemini Shares and/or Gemini ADSs may decline;

  . costs related to the Transaction, such as legal, accounting and financial adviser fees, must be paid, even if the Transaction is not completed; and

  . under certain circumstances, Gemini may be required to pay a termination fee pursuant to the Transaction Agreement (the material terms of the termination fee are summarised in paragraph 12.1(f) of Appendix VIII).

 At the date of the Meetings to approve the Transaction, the market value of SEQUENOM Shares to be issued as Consideration Stock will not be known

  Upon completion of the Transaction, Gemini Shareholders, Gemini ADS Holders, Gemini Option Holders and warrant holders of Gemini will receive up to 14,403,870 shares of SEQUENOM Stock based upon the fixed Exchange Proportion. Even if the market price of SEQUENOM Stock changes, there will be no change in the amount of SEQUENOM Shares to be issued to Gemini Shareholders and Gemini ADS Holders as Consideration Stock. There is no right to terminate the Transaction Agreement based on a change in the SEQUENOM Stock price. The price of SEQUENOM Stock at the completion of the Transaction may vary from its price on the date of this document and on the date of the Extraordinary General Meeting and the Court Meeting. Accordingly, Gemini Shareholders and Gemini ADS Holders will not know the specific value of SEQUENOM Stock to be issued upon completion of the Transaction when they vote, or instruct The Bank of New York to vote, to approve the Transaction.

 Shares eligible for future sale

  Sales of substantial amounts of SEQUENOM Stock on NASDAQ could adversely affect the market price of the Sequenom Stock. Up to 14,403,870 SEQUENOM Shares will be issued as Consideration Stock pursuant to the Transaction, including SEQUENOM Shares that may be issued after completion of the Transaction upon the exercise of options under the Gemini Share Option Schemes and the Gemini Warrants currently outstanding. Approximately 9.7 million SEQUENOM Shares to be issued in the Transaction (including SEQUENOM Shares issuable upon the exercise of options under the Gemini Share Option Schemes and the Gemini Warrants) will be eligible for sale on NASDAQ without restriction or registration under the Securities Act immediately following completion of the Transaction. The remaining SEQUENOM Shares will be subject to a new registration rights agreement between SEQUENOM and certain Gemini Shareholders, who might otherwise be restricted from selling their SEQUENOM Shares due to their status as affiliates (as that term is defined in Rule 144 under the Securities Act) of SEQUENOM and who will have the right, under certain circumstances, to cause SEQUENOM to register their SEQUENOM Shares for resale under the Securities Act. Once registered, such SEQUENOM Shares would be eligible for sale on NASDAQ without restriction.

B. Risks Related to the Business of the Combined Group After the Transaction

 History of operating losses

  Both SEQUENOM and Gemini have experienced significant operating losses since inception. In each case, those losses resulted principally from costs incurred in research and development and from selling, general and administrative costs associated with operations. SEQUENOM expects that break even is not likely to occur for the next several years and is uncertain if, and when, the Combined Group will ever become profitable.

 The Combined Group's operating results may fluctuate significantly

  The revenues and results of operations of the Combined Group may fluctuate significantly, depending on a variety of factors, including the following:

  . its success in selling, and changes in the demand for, its products and services;

  . variations in the timing of payments from customers and collaborative partners and the recognition of these payments as revenues;

  .  integration costs may be higher than anticipated;

  .  the pricing of products and services;

  .  the timing of any new product or service offerings;

  . changes in the research and development budgets of its customers and partners;

  .  the introduction of new products and services by its competitors;

  .  the cost and timing of its adoption of new technologies;

  . the cost, quality and availability of oligonucleotides, DNA samples, reagents and related components and technologies;

  . changes in the regulatory environment affecting healthcare and healthcare providers; and

  . expenses related to, and the results of, any litigation or other proceedings, including litigation or other proceedings relating to intellectual property rights.

  In particular, the Combined Group's revenues and operating results will be unpredictable because they will continue to depend largely on the number and timing of MassARRAY system placements made during a quarter, as well as the revenue generated by license agreements and collaborative programmes. Any delay in generating revenues could cause significant variations in operating results from quarter to quarter and could result in increased operating losses.

  SEQUENOM believes that period-to-period comparisons of financial results will not be meaningful. Reliance should not be placed on such comparisons as an indication of the Combined Group's performance. If the Combined Group's operating results in any future period fall below the expectations of securities analysts and investors, its share price would be likely to fall also.

 A reduction in revenues from sales of MassARRAY systems would harm the Combined Group's business

  A decline in the demand for MassARRAY Systems would reduce the Combined Group's total revenues and harm its business. SEQUENOM expects that MassARRAY system sales will continue to account for a substantial portion of the Combined Group's total revenues for the foreseeable future. The following factors may reduce the demand for MassARRAY systems:

  .  competition from other products;

  .  failure of SNPs to demonstrate medical relevance;

  .  negative publicity or evaluation; or

  .  intellectual property claims or litigation.

  The Combined Group may need additional capital in the future to support its growth

  Based on current plans, SEQUENOM believes the combined cash, cash equivalents and short-term investments of the two companies will be sufficient to fund the Combined Group's operating expenses, debt obligations and capital requirements for at least the next 12 months. The actual amount of funds that the Combined Group will need will be determined by many factors, some of which are beyond its control, and the Combined Group may need funds sooner than currently anticipated. These factors include:

  . the level of its success in selling MassARRAY systems, consumables, assays and services;

  .  the level of its sales and marketing expenses;

  . the extent to which it enters into licensing arrangements, collaborations or joint ventures;

  .  its progress with research and development;

  .  its ability to introduce and sell new products and services;

  .  the costs and timing of obtaining new patent rights;

  . the extent to which the Combined Group acquires additional technologies or companies;

  . regulatory changes and competition and technological developments in its markets;

  .  the level of its expenses associated with any litigation; and

  . the level of its expenses associated with integrating the businesses of SEQUENOM and Gemini.

  If the Combined Group requires additional funds and is unable to obtain them on favourable terms, it may be required to cease or reduce further commercialisation of its products and services, sell some or all of its technology or assets or merge with another entity. If the Combined Group raises additional funds by selling additional shares of capital stock, the ownership interest of its stockholders will be diluted.

 The Combined Group may not be able successfully to adapt its products for commercial applications

  A number of potential applications of the MassARRAY technology could require significant enhancements in SEQUENOM's core technology, including adaptation of the software, alternative chemistry and further miniaturisation. If the Combined Group is unable to complete the development, introduction or scale-up of the manufacturing of any product or of any genotyping facility, or if any of its products or services does not achieve a significant level of market acceptance, the Combined Group's business, financial condition and results of operations could be seriously harmed. Market acceptance will depend on many factors, including demonstrating to customers that the technology is superior to other technologies and products which are available now or which may become available in the future. The Boards of Gemini and SEQUENOM believe that the Combined Group's revenue growth and profitability will substantially depend on its ability to overcome significant technological challenges and successfully introduce products and services into the market place.

 The Combined Group and its collaborative partners may not be successful in developing or commercialising therapeutic, diagnostic or other products using its products, services or discoveries

  Development of therapeutic, diagnostic and other products based on discoveries or collaborative partners' discoveries will be subject to the risks of failure in their development or commercial viability. These risks include the possibility that any such products will:

  .  fail to receive necessary regulatory approvals;

  . fail to be developed prior to the successful marketing of similar products by competitors;

  .  be found to be ineffective;

  .  be difficult or impossible to manufacture on a commercial scale;

  .  be uneconomical to market;

  .  be found to be toxic; or

  . be impossible to market because they infringe on the proprietary rights of others or compete with products marketed by others that are superior.

  If a partner or the Combined Group discovers therapeutic, diagnostic or other products using the Combined Group's products, services or discoveries, the Combined Group may rely on that partner for product development, regulatory approval, manufacturing or marketing of those products before the Combined Group can realise some of the milestone payments, royalties and other payments it may be entitled to under the terms of its collaboration agreements. Those agreements may allow the partner significant discretion in electing whether to pursue any of these activities. The Combined Group will not be able to control the amount and timing of resources its partners may devote to its programmes or potential products. As a result, neither Gemini nor SEQUENOM can be certain that these partners will choose to develop or commercialise any products or will be successful in doing so. If a partner is involved in a business combination, such as a merger or acquisition, or changes its business focus, its performance in its agreement with the Combined Group may suffer and, as a result, the Combined Group may not generate any revenues from the royalty, milestone and similar payment provisions of its agreement with that partner.

 If the medical relevance of SNPs becomes questionable, the Combined Group may have less demand for its products and services

  Some of the products the Combined Group will attempt to develop involve new and unproven approaches. They are based on the assumption that information about genes, including information about SNPs, may help to improve scientists' understanding of complex disease processes. Generally, there is a limited understanding of the role of genes in diseases, and few products based on gene discoveries have been developed. Neither Gemini nor SEQUENOM can be certain that genetic information will play a key role in the development of drugs and diagnostics in the future. If the Combined Group is unable to generate valuable information that can be used to develop these drugs and diagnostics, the demand for its products and services will be reduced and its business will be harmed.

 If the Combined Group does not succeed in obtaining development and marketing rights for some of the assays developed in collaboration with others, its revenue and profitability will be reduced

  The Combined Group's business strategy will include the development of assays in collaboration with others, and SEQUENOM intends to obtain commercialisation rights to those assays. If the Combined Group is unable to obtain rights to those assays, its anticipated revenues will be reduced. Even if the Combined Group obtains commercialisation rights, commercialisation of products may require resources that it may not possess and may not be able to develop or obtain.

 If the Combined Group does not have adequate access to genetic materials, it will not be able to develop its business

  The Combined Group will continue to depend on third parties for the collection of extensive and detailed proprietary clinical data and the collection and storage of large quantities of genetic material and other biological samples. It will need access to normal and diseased human DNA samples, other biological materials and related clinical and other information to develop its products and services. Agreements between the Combined Group and clinical partners typically are renewable, but individual partners could decide not to renew their agreements. While these agreements typically provide that data collected in the past will remain available to the Combined Group, the Combined Group might not be able effectively to enforce those terms in the jurisdiction of the partner and enforcing those terms could be time-consuming and expensive. In addition, the cost of entering into new clinical collaborations is increasing because of the increased commercial interest in genomics.

  Furthermore, if the validity of the consents obtained from DNA sample volunteers or partners' DNA sample volunteers is successfully challenged, the Combined Group may lose access to genetic material. Government regulation in the United States and foreign countries could result in restricted access to, or use of, human and other DNA samples. If the Combined Group loses access to sufficient numbers of sources of DNA samples, or if tighter restrictions are imposed on its use of the information generated from DNA samples, its business will suffer.

 The Combined Group will depend on sales of SpectroCHIPS and other consumables for a significant portion of its revenues

  Sales of SpectroCHIPs and other consumables are an importance source of revenue for the Combined Group. Factors which may limit the use of SpectroCHIPs and other consumables include: failure to achieve additional sales of MassARRAY systems, failure to achieve acceptance of the Combined Group's technologies by its customers, the extent of customers' level of utilisation of their MassARRAY systems and the training of customer personnel. If the Combined Group's customers do not purchase sufficient quantities of SpectroCHIPs and other consumables, its revenues will be lower than anticipated.

 If the Combined Group cannot attract and retain highly-skilled personnel, the growth of its business might not proceed as rapidly as intended

  The success of the Combined Group's business will depend on its ability to identify, attract, hire, train, retain and motivate highly skilled personnel, in particular, scientific, medical and technical personnel. Competition for highly skilled personnel is strong, and the Combined Group may not succeed in attracting and retaining these personnel. If the Combined Group cannot attract and retain the personnel it requires, it may not be able to expand its business as rapidly as intended.

  Current and prospective SEQUENOM and Gemini employees may experience uncertainty about their future role with the Combined Group until integration strategies are announced or executed. This may adversely affect the Combined Group's ability to attract and retain key management and technical personnel.

 If ethical, privacy or other concerns surrounding the use of genetic information becomes widespread, the Combined Group may have less demand for its products and services

  Genetic testing has raised ethical issues regarding privacy and the appropriate uses of the resulting information. For these reasons, governmental authorities may call for limits on or regulation of the use of genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, such concerns may lead individuals to refuse genetics tests even if permissible. Any of these scenarios could reduce the potential markets for the Combined Group's products and services, which could seriously harm its business, financial condition and results of operations.

 If the Combined Group does not find any genes of commercial interest, it may not generate significant additional revenues and may not become profitable

  The Combined Group focuses its gene discovery approach on the search for genes that affect human diseases, many of which are affected by several different genes and other factors. Scientific understanding about which genes cause common diseases is limited. To be successful, the Combined Group must not only discover genes that are related to these diseases, it must also discover genes that might be suitable candidates for the development of therapeutics or diagnostics. Even if the Combined Group successfully identifies disease genes, if it does not find genes with commercially viable uses, it may not generate significant revenues and may not become profitable.

 The Combined Group may not have the resources required to compete successfully in the biotechnology industry

  The biotechnology industry is highly competitive. SEQUENOM expects the Combined Group to compete with a broad range of companies in the United States and other countries that are engaged in the development and production of products, services and strategies to analyse and use genetic information. They include:

  .  biotechnology, pharmaceutical, chemical and other companies;

  .  academic and scientific institutions;

  .  governmental agencies; and

  .  public and private research organisations.

  Many of these competitors have much greater financial, technical, research, marketing, sales, distribution, service and other resources than the Combined Group will have. Moreover, its competitors may offer broader product lines, services and have greater name recognition than it will. Several companies are currently making or developing products and services that compete with the Combined Group's products and services. Its competitors may develop or market technologies or products that are more effective or commercially attractive than the Combined Group's technologies or products and services, or that may render its technologies or products obsolete. The Combined Group may also compete against some of its customers, which may adversely affect its relationships with them.

 The Combined Group's ability to compete may decline if it loses some of its intellectual property rights due to lawsuits to protect or enforce its patents

  The Combined Group's success will depend on its ability to obtain and protect patents on its technologies and to protect its trade secrets. Its patents may not afford meaningful protection for its technologies and products. Others may challenge those patents, and the patents could be narrowed, invalidated or ruled unenforceable. The Combined Group's current and future patent applications may not result in the issue of patents in the United States or other countries. Competitors may develop similar products that do not conflict with its patents. To protect or enforce patent rights, the Combined Group may initiate interference proceedings, oppositions or patent litigation against others, such as infringement suits. Such activities could be expensive, take significant time and divert management's attention from other business concerns. The patent position of biotechnology firms generally is highly uncertain, involves complex legal and factual questions and remains the subject of much litigation. No consistent policy has emerged from the US Patent and Trademark Office, patent offices in other countries (including the European Patent office) or the courts (whether in the US or elsewhere) regarding the breadth of claims allowed or the degree of protection afforded under biotechnology patents. There is a substantial backlog of biotechnology patent applications at the US Patent and Trademark Office and in other patent offices (including the European Patent Office), and the approval or rejection of patent applications may take several years.

 The Combined Group's success will depend on its ability to operate without infringing on or misappropriating the proprietary rights of others

  The Combined Group may be accused of infringing on the patent rights of others. Intellectual property litigation is costly and, even if the Combined Group prevails, the cost of such litigation could adversely affect its business, financial condition and results of operations. Litigation is time consuming and could divert management attention and resources away from the business. If the Combined Group does not prevail in any litigation, in addition to any damages it might have to pay, it could be required to stop the infringing activity or obtain a licence. Any required licence may not be available on acceptable terms. Some licences may be non-exclusive and competitors may have access to the licensed technology. If the Combined Group fails to obtain a required licence or is unable to design around a patent, it may be unable to sell some of its products or services, which could have a material adverse affect on its business, financial condition and results of operations.

 Responding to claims relating to improper handling, storage or disposal of hazardous chemicals and radioactive and biological materials could be time consuming and costly

  The Combined Group will use controlled hazardous and radioactive materials. The risk of accidental contamination or injury from these materials cannot be completely eliminated. If an accident with these substances occurs, the Combined Group could be liable for any damages that result, which could seriously harm its business. An accident could damage its research and manufacturing facilities and operations, resulting in delays and increased costs. In addition, such damage and any expense resulting from delays, disruptions or any claims may fall outside the scope of applicable insurance policies.

 The performance of the Combined Group's computer systems is critical to its business and, if it experiences system failures, its gene discovery programme could be hindered

  The performance of the Combined Group's computer systems is critical to its ability to identify and determine the specific function of genes. The Combined Group will have proprietary rights to the clinical data that it collects through its clinical collaborators and to genetic information derived from that clinical data. The Combined Group's ability to use this data may be limited by data protection legislation in Europe and elsewhere. The Combined Group will have access to other genetic information from its technology partners. Increasing amounts of genetic data (as opposed to clinical data) are available in the public domain. Accordingly, the computer systems must effectively handle large amounts of proprietary and non-proprietary information. The performance of the computer systems may impact whether the Combined Group discovers a disease gene or how quickly it makes a discovery.

  The Combined Group attains and stores data using sophisticated computer software and systems, which may contain undetected errors or failures. The Combined Group may not succeed in upgrading its databases or other technologies or integrating its current technology with other new or existing technologies. To the degree it depends on third party suppliers of technology, those suppliers might not provide useful services or their technologies might not function as anticipated or be successfully integrated with the Combined Group's own technology.

  Furthermore, some locations in California have experienced sporadic periods of electricity outages. This condition is expected to continue into the future and may worsen during periods of peak energy consumption in summer months. An interruption in power supplied to SEQUENOM's facilities could disrupt the performance of the Combined Group's computer systems and could adversely affect its ability to store and use genetic data, identify the specific function of genes and affect the Combined Group's ability to conduct its normal operations.

                                  APPENDIX V

                    Financial information on SEQUENOM, Inc.

A. Audited results of SEQUENOM

  The information in this Part A is extracted, without material adjustment, from the audited financial statements of SEQUENOM for the three financial years ended 31 December 2000, which were filed with the SEC on 2 April 2001 as part of SEQUENOM's Annual Report on Form 10-K for the fiscal year ended 31 December 2000. The full text of the Form 10-K is on display as referred to in paragraph 15 of Appendix VIII.

                                SEQUENOM, Inc.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Consolidated Balance Sheets as of 31 December 2000 and 1999..............  68

Consolidated Statements of Operations for the years ended 31 December
 2000, 1999 and 1998.....................................................  69

Consolidated Statements of Stockholders' Equity (Deficit) for the years ended 31 December 2000, 1999 and 1998...................................  70

Consolidated Statements of Cash Flows for the years ended 31 December
 2000, 1999 and 1998.....................................................  71

Notes to Consolidated Financial Statements...............................  72

                                 SEQUENOM, Inc.

                          CONSOLIDATED BALANCE SHEETS

                                                           31 December
                                                    --------------------------
                                                        2000          1999
                                                    ------------  ------------

                      ASSETS

Current assets:
  Cash and cash equivalents........................ $ 70,045,695  $  5,200,734
  Short-term investments, available-for-sale.......   68,378,050    16,415,764
  Accounts receivable, net.........................    4,267,238           --
  Inventories, net.................................    2,923,218       229,750
  Other current assets and prepaid expenses........    8,399,905     1,559,777
                                                    ------------  ------------
    Total current assets...........................  154,014,106    23,406,025
Equipment and leasehold improvements, net..........    8,117,600     6,294,011
Other assets.......................................    4,130,178        53,023
                                                    ------------  ------------
    Total assets................................... $166,261,884  $ 29,753,059
                                                    ============  ============

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses............ $  8,707,810  $  4,426,287
  Deferred revenue.................................    9,830,430           --
  Current portion of capital lease obligations.....      957,042       461,784
                                                    ------------  ------------
    Total current liabilities .....................   19,495,282     4,888,071
                                                    ------------  ------------
Deferred revenue, less current portion.............      750,000           --
Capital lease obligations, less current portion....    1,077,200     1,189,428
Long-term debt.....................................          --      5,134,000
Accrued long-term interest payable on long-term
 debt..............................................          --      1,003,000

Commitments

Stockholders' equity:
  Convertible preferred stock, par value $0.001;
   authorised shares--5,000,000 and 14,482,757 at
   31 December 2000 and 1999, respectively;
   aggregate liquidation preference--none and
   $56,793,947 at 31 December 2000 and 1999,
   respectively; issued and outstanding shares--
   none and 14,842,757 at 31 December 2000 and
   1999, respectively..............................          --         14,843
  Common stock, par value $0.001; authorised
   shares--75,000,000 and 19,500,000, at 31
   December 2000 and 1999, respectively; issued and
   outstanding shares--24,442,092 and 2,298,675 at
   31 December 2000 and 1999, respectively.........       24,442         2,299
  Additional paid-in capital.......................  223,140,159    66,300,293
  Notes receivable for stock.......................     (598,500)   (2,056,466)
  Deferred compensation related to stock options...   (1,551,044)   (3,618,601)
  Accumulated other comprehensive income...........      314,843       400,779
  Accumulated deficit..............................  (76,390,498)  (43,504,587)
                                                    ------------  ------------
    Total stockholders' equity.....................  144,939,402    17,538,560
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $166,261,884  $ 29,753,059
                                                    ============  ============


                            See accompanying notes.

                                 SEQUENOM, Inc.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                             Years ended 31 December
                                      ----------------------------------------
                                          2000          1999          1998
                                      ------------  ------------  ------------
Revenues:
  Products........................... $  8,253,473  $        --   $        --
  Services...........................    1,446,975           --            --
  Research and development grants....      337,432       179,248       351,067
                                      ------------  ------------  ------------
    Total revenues...................   10,037,880       179,248       351,067
                                      ------------  ------------  ------------
Costs and expenses:
  Cost of product revenue............    5,843,706           --            --
  Research and development...........   19,163,382    10,291,213     6,187,572
  Selling, general and
   administrative....................   18,492,487     8,238,809     4,218,453
  Amortisation of deferred stock
   compensation ($3,142,559 and
   $598,583, and $3,676,142 and
   $700,218 related to selling,
   general and administrative and
   research and development in 2000
   and 1999, respectively)...........    3,741,142     4,376,360           --
                                      ------------  ------------  ------------
    Total costs and expenses.........   47,240,717    22,906,382    10,406,025
                                      ------------  ------------  ------------
Loss from operations.................  (37,202,837)  (22,727,134)  (10,054,958)
Interest income......................    8,925,416     1,577,635       397,361
Interest expense.....................   (4,683,294)     (790,260)     (612,975)
Other income, net....................       74,804       169,444           --
                                      ------------  ------------  ------------
    Net loss......................... $(32,885,911) $(21,770,315) $(10,270,572)
                                      ============  ============  ============
Historical net loss per share, basic
 and diluted......................... $      (1.46) $     (26.23) $     (33.33)
                                      ============  ============  ============
Weighted average shares outstanding,
 basic and diluted...................   22,453,797       829,895       308,121
                                      ============  ============  ============




                            See accompanying notes.

                                 SEQUENOM, Inc.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                        Deferred
                      Convertible                                           Notes     Compensation   Accumulated
                    Preferred Stock         Common Stock     Additional  Receivable    Related to       Other
                  ---------------------  ------------------   Paid-in       From         Stock      Comprehensive Accumulated
                    Shares      Amount     Shares   Amount    Capital     Officers      Options     Income (Loss)   Deficit
                  -----------  --------  ---------- ------- ------------ -----------  ------------  ------------- ------------
Balance at 31
December 1997....   5,621,742  $  5,622     292,260 $   292 $  8,569,705 $       --   $       --      $ 140,683   $(11,463,700)
 Net loss........         --        --          --      --           --          --           --            --     (10,270,572)
 Unrealised gain
 on available-
 for-sale
 securities......         --        --          --      --           --          --           --         23,326            --
 Translation
 adjustment......         --        --          --      --           --          --           --       (186,658)           --
 Comprehensive
 loss............         --        --          --      --           --          --           --            --             --
 Exercise of
 stock options...         --        --       38,750      39        7,086         --           --            --             --
 Issuance of
 stock options to
 consultants.....         --        --          --      --        10,000         --           --            --             --
 Issuance of
 series C
 convertible
 preferred stock,
 net issuance
 costs of
 $47,370.........   3,508,252     3,508         --      --    11,000,115         --           --            --             --
 Issuance of
 series D
 convertible
 preferred stock,
 net of issuance
 costs of
 $188,519........   3,843,700     3,844         --      --    24,791,687         --           --            --             --
 Deferred
 compensation....         --        --          --      --     2,420,150         --    (2,420,150)          --             --
                  -----------  --------  ---------- ------- ------------ -----------  -----------     ---------   ------------
Balance at 31
December 1998....  12,973,694    12,974     331,010     331   46,798,743         --    (2,420,150)      (22,649)   (21,734,272)
 Net loss........         --        --          --      --           --          --                         --     (21,770,315)
 Unrealised loss
 on available-
 for-sale
 securities......         --        --          --      --           --          --           --        (61,981)           --
 Translation
 adjustment......         --        --          --      --           --          --           --        485,409            --
 Comprehensive
 loss............         --        --          --      --           --          --           --            --             --
 Exercise of
 stock options...         --        --    1,967,665   1,968    2,049,378  (2,056,466)         --            --             --
 Issuance of
 stock options to
 consultants.....         --        --          --      --       102,527         --           --            --             --
 Issuance of
 series D
 convertible
 preferred stock,
 net of issuance
 costs of
 $372,206........   1,869,063     1,869         --      --    11,774,834         --           --            --             --
 Deferred
 compensation....         --        --          --      --     5,574,811         --    (5,574,811)          --             --
 Amortisation of
 deferred
 compensation....         --        --          --      --           --          --     4,376,360           --             --
                  -----------  --------  ---------- ------- ------------ -----------  -----------     ---------   ------------
Balance at 31
December 1999....  14,842,757    14,843   2,298,675   2,299   66,300,293  (2,056,466)  (3,618,601)      400,779    (43,504,587)
 Net loss........         --        --          --      --           --          --           --            --     (32,885,911)
 Unrealised gain
 on available-
 for-sale
 securities......         --        --          --      --           --          --           --        228,563            --
 Translation
 adjustment......         --        --          --      --           --          --           --       (314,499)           --
 Comprehensive
 loss............         --        --          --      --           --          --           --            --             --
 Exercise of
 stock options...         --        --      760,504     760      810,866         --           --            --             --
 Purchases under
 Employee Stock
 Purchase Plan...         --        --       12,761      13      282,005         --           --            --             --
 Issuance of
 stock to
 consultants.....         --        --       57,564      58    1,486,769         --           --            --             --
 Exercise of
 warrants........         --        --      137,339     137       27,460         --           --            --             --
 Issuance of
 stock options to
 consultants.....         --        --          --      --       116,076         --           --            --             --
 Issuance of
 common stock in
 connection with
 IPO, net of
 issuance costs
 of $12,950,158..         --        --    6,037,500   6,038  144,050,804         --           --            --             --
 Conversion of
 preferred stock
 to common
 stock........... (14,842,757)  (14,843) 14,842,757  14,843          --          --           --            --             --
 Conversion of
 debt to equity..         --        --      272,108     272    6,791,754         --           --            --             --
 Interest paid
 with stock......         --        --       22,884      23      594,961         --           --            --             --
 Forgiveness of
 notes receivable
 from officers...         --        --          --      --           --    3,784,504          --            --             --
 Issuance of
 notes receivable
 to officers
 related to
 exercise of
 stock options...         --        --          --      --           --   (2,326,538)         --            --             --
 Remeasurement of
 stock options...         --        --          --      --     1,005,587         --           --            --             --
 Deferred
 compensation....         --        --          --      --     1,673,584         --    (1,673,584)          --             --
 Amortisation of
 deferred
 compensation....         --        --          --      --           --          --     3,741,141           --             --
                  -----------  --------  ---------- ------- ------------ -----------  -----------     ---------   ------------
Balance at 31
December 2000....         --   $    --   24,442,092 $24,442 $223,140,159 $  (598,500) $(1,551,044)    $ 314,843   $(76,390,498)
                  ===========  ========  ========== ======= ============ ===========  ===========     =========   ============
                      Total
                  Stockholders'
                      Equity
                    (Deficit)
                  --------------
Balance at 31
December 1997.... $ (2,747,398)
 Net loss........  (10,270,572)
 Unrealised gain
 on available-
 for-sale
 securities......       23,326
 Translation
 adjustment......     (186,658)
                  --------------
 Comprehensive
 loss............  (10,433,904)
 Exercise of
 stock options...        7,125
 Issuance of
 stock options to
 consultants.....       10,000
 Issuance of
 series C
 convertible
 preferred stock,
 net issuance
 costs of
 $47,370.........   11,003,623
 Issuance of
 series D
 convertible
 preferred stock,
 net of issuance
 costs of
 $188,519........   24,795,531
 Deferred
 compensation....          --
                  --------------
Balance at 31
December 1998....   22,634,977
 Net loss........  (21,770,315)
 Unrealised loss
 on available-
 for-sale
 securities......      (61,981)
 Translation
 adjustment......      485,409
                  --------------
 Comprehensive
 loss............  (21,346,887)
 Exercise of
 stock options...       (5,120)
 Issuance of
 stock options to
 consultants.....      102,527
 Issuance of
 series D
 convertible
 preferred stock,
 net of issuance
 costs of
 $372,206........   11,776,703
 Deferred
 compensation....          --
 Amortisation of
 deferred
 compensation....    4,376,360
                  --------------
Balance at 31
December 1999....   17,538,560
 Net loss........  (32,885,911)
 Unrealised gain
 on available-
 for-sale
 securities......      228,563
 Translation
 adjustment......     (314,499)
                  --------------
 Comprehensive
 loss............  (32,971,847)
 Exercise of
 stock options...      811,626
 Purchases under
 Employee Stock
 Purchase Plan...      282,018
 Issuance of
 stock to
 consultants.....    1,486,827
 Exercise of
 warrants........       27,597
 Issuance of
 stock options to
 consultants.....      116,076
 Issuance of
 common stock in
 connection with
 IPO, net of
 issuance costs
 of $12,950,158..  144,056,842
 Conversion of
 preferred stock
 to common
 stock...........          --
 Conversion of
 debt to equity..    6,792,026
 Interest paid
 with stock......      594,984
 Forgiveness of
 notes receivable
 from officers...    3,784,504
 Issuance of
 notes receivable
 to officers
 related to
 exercise of
 stock options...   (2,326,538)
 Remeasurement of
 stock options...    1,005,587
 Deferred
 compensation....          --
 Amortisation of
 deferred
 compensation....    3,741,141
                  --------------
Balance at 31
December 2000.... $144,939,402
                  ==============

                            See accompanying notes.

                                 SEQUENOM, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                             Years ended 31 December
                                      ----------------------------------------
                                          2000          1999          1998
                                      ------------  ------------  ------------
Operating activities
Net loss............................  $(32,885,911) $(21,770,315) $(10,270,572)
Adjustments to reconcile net loss to
 net cash used in operating
 activities:
 Amortisation of deferred
  compensation......................     3,741,141     4,376,360           --
 Depreciation and amortisation......     3,743,108     1,941,672       961,051
 Non-cash interest expense on
  conversion of debt................     4,381,082           --            --
 Forgiveness of loans...............     3,784,504
 Remeasurement of stock options.....     1,005,587           --            --
 Options issued to consultants......       116,076       102,527        10,000
 Loss on disposal of fixed assets...        58,059           --            --
 Changes in operating assets and
  liabilities:
   Inventories......................    (2,685,877)     (229,748)          --
   Accounts receivable..............    (4,263,287)          --            --
   Other current assets.............    (8,789,403)   (1,329,269)       47,305
   Other assets.....................    (4,077,156)     (220,714)       56,085
   Accounts payable and accrued
    expenses........................       541,280     1,965,358     1,111,892
   Unearned revenue.................    10,454,271           --            --
   Other liabilities................     3,898,061       453,537       289,500
                                      ------------  ------------  ------------
     Net cash used in operating
      activities....................   (20,978,465)  (14,710,592)   (7,794,739)

Investing activities
Purchase of equipment and leasehold
 improvements.......................    (5,801,001)   (4,477,537)   (3,830,666)
Purchases of marketable securities..   (64,099,393)  (23,057,477)  (19,914,550)
Sales of marketable securities......       574,790       628,999           --
Maturities of marketable
 securities.........................    11,790,880    25,842,604           --
                                      ------------  ------------  ------------
     Net cash used in investing
      activities....................   (57,534,724)   (1,063,411)  (23,745,216)

Financing activities
Net proceeds from initial public
 offering...........................   144,056,842           --            --
Proceeds from issuance of
 convertible preferred stock........           --     11,776,703    35,799,154
Proceeds from long-term debt........           --            --      2,276,560
Repayment of long-term debt.........    (3,090,870)          --            --
Borrowings under capital lease
 obligations........................       905,398       912,149     1,306,312
Payments on capital lease
 obligations........................      (522,368)     (340,499)     (226,758)
Proceeds from sale of stock to
 consulants.........................     1,486,827           --            --
Proceeds from exercise of stock
 options............................       415,332       222,394         7,125
Proceeds from Employee Stock
 Purchase Plan purchases............       282,018           --            --
Proceeds from exercise of warrants..        27,597           --            --
                                      ------------  ------------  ------------
     Net cash provided by financing
      activities....................   143,560,776    12,570,747    39,162,393
                                      ------------  ------------  ------------
Net increase (decrease) in cash and
 cash equivalents...................    65,047,587    (3,203,256)    7,622,438
Effect of exchange rate changes on
 cash and cash equivalents..........      (202,626)     (155,622)      104,392
Cash and cash equivalents at
 beginning of year..................     5,200,734     8,559,612       832,782
                                      ------------  ------------  ------------
     Cash and cash equivalents at
      end of year...................  $ 70,045,695  $  5,200,734  $  8,559,612
                                      ============  ============  ============
Supplemental schedule of non-cash
 investing and financing activities:
Conversion of preferred stock to
 common stock upon initial public
 offering...........................  $ 56,793,947  $        --   $        --
                                      ============  ============  ============
Conversion of long-term debt and
 interest payable to common stock...  $  7,387,010  $        --   $        --
                                      ============  ============  ============
Supplemental disclosure of cash flow
 information:
Interest paid.......................  $    339,126  $    500,760  $    323,475
                                      ============  ============  ============


                            See accompanying notes.

                                SEQUENOM, Inc.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               31 December 2000

1. Nature of the Business

  SEQUENOM, Inc. (the "Company") was incorporated on 14 February 1994 in the State of Delaware, USA. The Company is a pioneer in the large-scale validation of genetic variations and their associated medical and commercial utility. Genetic variations are the origin of most differences between individuals, including predisposition to diseases and variation in drug response. The most common genetic variations are single nucleotide polymorphisms, or SNPs. The Company believes that the validation of SNPs and their association to morbidity is a fundamental step in the development and commercialisation of new and improved diagnostic and pharmaceutical products.

  The Company has developed proprietary systems, consumables, applications and information-based products along with a scientific strategy to determine the association of SNPs and genes to disease. The Company offers proprietary applications and information-based products to customers in the diagnostics, genomics and pharmaceutical industries while using its technology with an enabling and proven population genetics approach. Launched at the end of 1999, the Company's MassARRAY systems are used today by a number of leading companies and institutions in the United States, Europe and Asia. Through 1999, the Company was considered to be in the development stage. In conjunction with the commencement of sales of the MassARRAY systems in 2000, the Company is no longer considered to be in the development stage.

2. Summary of Significant Accounting Policies

 Basis of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sequenom GmbH. All significant intercompany transactions have been eliminated in consolidation.

 Cash and Cash Equivalents

  Cash equivalents consist of highly liquid investments with original maturities when purchased of less than three months.

 Short-Term Investments and Concentration of Credit Risk

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's investment securities are classified as available-for-sale and unrealised holding gains or losses are included in comprehensive income
(loss). Realised gains or losses, calculated based on the specific identification method, were not material for the years ended 31 December 2000, 1999 and 1998.

  At 31 December 2000, short-term investments consisted of the following:

                                             Amortised    Market    Unrealised
                                               Cost        Value       Gain
                                            ----------- ----------- ----------
   Obligations of US government agencies... $ 2,393,139 $ 2,415,716  $ 22,577
   Corporate debt securities...............  65,840,750  65,962,334   121,584
                                            ----------- -----------  --------
     Total short-term investments.......... $68,233,889 $68,378,050  $144,161
                                            =========== ===========  ========

  Approximately 65 percent and 35 percent of these securities mature within one and two years of 31 December 2000, respectively.

  At 31 December 1999, short-term investments consisted of the following:

                                             Amortised    Market    Unrealised
                                               Cost        Value       Gain
                                            ----------- ----------- ----------
   Obligations of US government agencies... $ 4,008,450 $ 3,986,720  $21,730
   Corporate debt securities...............  12,491,944  12,429,044   62,900
                                            ----------- -----------  -------
   Total short-term investments............ $16,500,394 $16,415,764  $84,630
                                            =========== ===========  =======

                                SEQUENOM, Inc.

  Approximately 67 percent and 33 percent of these securities mature within one and two years of 31 December 1999, respectively.

 Inventories

  Inventories are stated at the lower of cost or market. Standard cost, which approximates actual cost, is used to value inventories. The components of inventories were:

                                                                 31 December
                                                             -------------------
                                                                2000      1999
                                                             ---------- --------
     Raw materials.......................................... $2,723,710 $229,750
     Work in process........................................      1,976      --
     Finished goods.........................................    197,532      --
                                                             ---------- --------
       Total................................................ $2,923,218 $229,750
                                                             ========== ========

 Equipment and Leasehold Improvements

  Equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets (generally 3 to 5 years, or the lease term, whichever is shorter). Leasehold improvements are amortised using the straight-line method over the estimated useful life of the improvement or the remaining term of the lease, whichever is shorter.

 Software Costs

  Purchased software is capitalised at cost and amortised over the estimated useful life, generally three years. Software developed for use in the Company's products is expensed as incurred until the technological feasibility for the software has been established. Expenditures to date have been classified as research and development expense.

 Impairment of Long-Lived Assets

  In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly, the Company has not recognised any impairment losses through 31 December 2000.

 Fair Value of Financial Instruments

  Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. In February 2000, the Company extinguished the aggregate of $5,134,000 in long-term debt and $1,003,000 in accrued interest through the issuance of 294,992 shares of common stock (with a fair value of $7,669,792) and cash of approximately $3,100,000.

 Revenue Recognition

  In accordance with Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition in Financial Statements, revenues are recognised when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and determinable and collectibility is reasonably assured. Revenue is deferred for fees received before earned. Revenues from SNP validation services are recognised at the completion of key stages in the performance of the service. Grant revenue is recorded as the research expenses relating to the grants are incurred, provided that the amounts received are not refundable if the research is not successful. Amounts received that are refundable if the research is not successful would be recorded as deferred revenue and recognised as revenue upon the grantor's acceptance of the success of the research results.

                                SEQUENOM, Inc.

 Research and Development Costs

  Research and development costs are expensed as incurred.

 Patent Costs

  Costs related to filing and pursuing patent applications are expensed as incurred since recoverability of such expenditures is uncertain.

 Income Taxes

  In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realised.

 Foreign Currency Translation and Transactions

  The financial statements of the Company's German subsidiary are measured using the German Deutsche Mark ("DEM") as the functional currency. Assets and liabilities of this subsidiary are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at the average daily rate of exchange during the reporting period. Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses, which are reflected in income as unrealised (based on period-end translations) or realised upon settlement of the transaction.

 Stock-Based Compensation

  As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognised.

  When the exercise price of the employee or director stock options is less than the estimated fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference and amortises this amount to expense in accordance with Financial Accounting Standards Board Interpretation ("FIN") No. 28, over the vesting period of the options.

  Options or stock awards issued to non-employees are recorded at their fair value and periodically remeasured as determined in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") 96-18 and recognised over the related service period.

 Comprehensive Income (Loss)

  In accordance with SFAS No. 130, Reporting Comprehensive Income, unrealised gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments are included in other comprehensive income
(loss).

 Segment Reporting

  SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, requires the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in one business segment.

 Net Loss Per Share

  In accordance with SFAS No. 128, Earnings Per Share, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income
(loss) for the period by the weighted average number of common and common equivalent shares outstanding during the

                                SEQUENOM, Inc.

period. Common equivalent shares are comprised of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, and were excluded from historical diluted loss per share because of their anti-dilutive effect.

  Pro forma net loss per share, as disclosed in Note 12, has been computed as described above and also gives effect to common equivalent shares arising from preferred stock and long-term debt that automatically converted upon the closing of the Company's initial public offering in February 2000 (using the as-if converted method from the original date of issuance) and reflects the elimination of interest expense on the debt to be converted.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

 New Accounting Pronouncements

  The Company expects to adopt SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective 1 January 2001. Management does not anticipate that the adoption of the SFAS No. 133 will have a significant effect on its results of operations or financial position as the Company does not engage in activities covered by SFAS No. 133.

  In December 1999, the SEC staff issued SAB No. 101, which summarises certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. Management believes that revenue recognition has been in accordance with SAB No. 101 since inception. Accordingly, the adoption of SAB No. 101 did not have an impact on the Company's financial position or results of operations.

  In March 2000, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 44, Accounting for Certain Transactions Involving Stock Compensation. FIN No. 44 clarifies certain issues in the application of APB 25, Accounting for Stock Issued to Employees. FIN No. 44 is effective 1 July 2000, but certain conclusions cover specific events that occur after either 15 December 1998 or 12 January 2000. Adoption of FIN No. 44 did not have material impact on the Company's financial statements.

3. Initial Public Offering of Common Stock

  On 1 February 2000, the Company completed an initial public offering of its common stock and sold 6,037,500 common shares at $26 per share, for a total of approximately $157.0 million. In addition, all then-outstanding shares of preferred stock converted into common shares upon completion of the offering. Net proceeds totaled approximately $144.1 million, after deducting underwriting discounts and commissions and direct incremental costs of approximately $12.9 million. The Company utilised approximately $3,080,400 of the remaining net proceeds and 294,992 shares of common stock to repay an aggregate of $6,137,000 in long-term debt and accrued interest (see Note 5).

4. Equipment and Leasehold Improvements

  Equipment and leasehold improvements and related accumulated depreciation and amortisation are as follows:

                                     31 December
                               ------------------------
                                  2000         1999
                               -----------  -----------
     Laboratory equipment....  $ 9,676,662  $ 7,329,328
     Leasehold improvements..    2,223,164    1,394,657
     Office furniture and
      equipment..............    2,095,020      535,084
                               -----------  -----------
                                13,994,846    9,259,069
     Less accumulated
      depreciation and
      amortisation...........   (5,877,246)  (2,965,058)
                               -----------  -----------
                               $ 8,117,600  $ 6,294,011
                               ===========  ===========

                                SEQUENOM, Inc.

5. Long-Term Debt

  From 1995 to 1997, the Company entered into three unsecured loan agreements with a German agency ("TBG") totaling DEM6 million (approximately $2.9 million). Interest was payable semi-annually on the loans, with payments starting at various times during 1997 and 1998. The combined annual interest rate (nominal interest and additional interest) could not exceed 7 percent per year. In addition to these interest payments, at the end of the loan term (earlier of repayment or 31 December 2005 and 31 December 2007), the Company was obligated to pay terminal interest to 25 percent, 30 percent and 35 percent of the amounts loaned under the DEM1 million, DEM3 million and DEM2 million agreements, respectively, estimated to be approximately $1.2 million at the end of the loan term. As of 31 December 1999, the Company had accrued interest in the amount of $1,003,000, or 75 percent of the total terminal interest, expected to be paid at the end of the loan term. The Company's accrual was recorded on a straight-line basis, based on the assumption that the entire terminal interest would be paid in 2000, the date the Company expected to repay the debt. In December 1999, TBG agreed to accept 22,884 shares of the Company's common stock, with an aggregate fair value of $595,000 at the closing of the initial public offering, in full satisfaction of the Company's obligation for the interest payable to TBG. Upon completion of the Company's initial public offering in February 2000, the debt was repaid with cash from the IPO and the $408,017 difference between the ultimate interest cost and the accrued interest liability was recorded as a reduction of interest expense.

  In 1998, the Company entered into another agreement with TBG for debt of DEM 4 million (approximately $1.9 million), which was convertible into common stock of the Company. Interest was payable at 6 percent of the Company's subsidiary's annual profits; however, the combined interest rates on all TBG loans could not exceed 9 percent of the Company's subsidiary's annual profits or 7 percent of the principal outstanding. The Company could call for conversion in the event of a triggering event, as defined in the agreement (generally, a change in control or an initial public offering). TBG could call for conversion at any time. The conversion ratio was calculated as the arithmetic mean between $3.15 per share and a current valuation of the common stock at the time of conversion, not to exceed $8.40 per share. The Company called for conversion of the loan upon completion of its initial public offering and extinguished the debt through the issuance of common stock with an aggregate fair value of $7,047,808. Upon conversion, the Company recorded additional interest expense of $4,789,098, equal to the difference between the fair value of the shares issued and the amount of the debt.

  The Company has a credit agreement with a financial institution that provides for borrowings up to $25 million. Any borrowings under the agreement will be secured by cash and cash equivalents and will bear interest at the institution's reference rate less 0.5 percent. No borrowings have been made under this agreement.

6. Stockholders' Equity

 Convertible Preferred Stock

  At 31 December 1999, convertible preferred stock outstanding was as follows:

                                                Price Per Number of  Liquidation
Date Issued                              Series   Share     Shares      Value
-----------                              ------ --------- ---------- -----------
March-August 1995.......................    A     $ .50    1,580,000 $   790,000
December 1995...........................    B     $1.50    2,333,333   3,500,000
February-March 1996.....................    B     $1.50      643,330     964,995
May 1997................................    C     $3.15    1,065,079   3,354,999
January 1998............................    C     $3.15    3,508,252  11,050,994
December 1998...........................    D     $6.50    3,843,700  24,984,050
March 1999..............................    D     $6.50    1,869,063  12,148,909
                                                          ---------- -----------
                                                          14,842,757 $56,793,947
                                                          ========== ===========

  Each share of preferred stock is convertible into one share of common stock at the option of the holder. Upon completion of the Company's initial public offering in February 2000, all of the shares of convertible preferred stock automatically converted into shares of common stock on a one-for-one basis.

 Warrants

  In connection with the series C preferred stock issued in May 1997, the Company issued warrants to purchase 106,508 shares of series C preferred stock at an exercise price of $3.15 per share. As of 31 December 2000, 71,425 of these warrants have been exercised.

                                SEQUENOM, Inc.

 Notes Receivable

  In 1999, the Board of Directors authorised the issuance of approximately $3.6 million in loans to executive officers, related to the exercise of their stock options. The notes were full recourse and were also secured by the underlying stock. The notes bore interest at the applicable federal rate in existence when the notes were made (approximately 6 percent). The principal amount of the notes and the related interest were required to be repaid on the earlier of two years from the origination date of the loans or in the event of a secondary public offering if the executive officers making the notes were allowed to sell their stock. An aggregate of $2,056,466 of such loans were issued as of 31 December 1999. The remainder of the loans were issued in early 2000. In February 2000, the Board of Directors approved the forgiveness of the loans, and the Company recorded compensation expense aggregating $3.8 million.

  In 2000, the Board of Directors authorised the issuance of $595,686 in loans to executive officers, related to the taxes owed in connection with exercise of stock options. The notes bear interest at the applicable federal rate in existence when the notes were made (6.25 percent). The principal balance and related interest of the notes shall become due and payable the earlier of 31 December 2001 or within ten business days after the time of the closing of the Company's secondary offering of shares of its common stock, if at the time of the secondary offering the executive officers making the notes are allowed to sell their stock.

 Stock Compensation Plans

  The Company maintains several stock option plans under which the Company may grant incentive stock options and non-qualified stock options to employees, consultants and non-employee directors. Stock options have been granted at prices at or above the fair market value on the date of the grant. Options vest and expire according to terms established at the grant date. Options generally vest over a period four years from the date of grant and expire ten years from the date of grant. The plans provide for the grant of an aggregate of 4,750,000 shares of common stock. Beginning in 2001, the amount of authorised shares automatically increases by an amount equal to 4 percent of the outstanding common stock on the last trading day of the prior year, subject to an annual increase limitation of 2,000,000 shares.

  The following summarises all stock option transactions from 1 January 1998 through 31 December 2000.

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Shares     Price
                                                            Subject to    per
        Outstanding                                          Options     Share
        -----------                                         ----------  --------
   Outstanding at 31 December 1997.........................  1,220,000   $ 0.21
     Granted...............................................  1,268,500     0.71
     Canceled..............................................    (71,250)    0.28
     Exercised.............................................    (38,750)    0.18
                                                            ----------   ------
   Outstanding at 31 December 1998.........................  2,378,500   $ 0.47
     Granted...............................................  1,080,500     3.00
     Canceled..............................................    (58,250)    0.58
     Exercised............................................. (2,198,825)    0.96
                                                            ----------   ------
   Outstanding at 31 December 1999.........................  1,201,925   $ 1.87
     Granted...............................................    925,000    54.83
     Canceled..............................................   (212,878)   79.46
     Exercised.............................................   (553,095)    1.48
                                                            ----------   ------
   Outstanding at 31 December 2000.........................  1,360,952   $24.20
                                                            ==========   ======

  At 31 December 2000, 492,714 shares were available for future option grants and 1,853,666 shares of common stock were reserved for issuance upon exercise of options. The weighted average grant-date fair value of options granted in 2000, 1999 and 1998 was $37.31, $4.77 and $0.17, respectively.

                                SEQUENOM, Inc.

  The following table summarises information about options outstanding at 31 December 2000:

                                      Options Outstanding   Options Exercisable
                                    ----------------------- --------------------
                                                 Weighted
                                                  Average               Weighted
                                                 Remaining    Number    Average
                                      Number    Contractual Exercisable Exercise
Range of Exercise Price             Outstanding    Life     and Vested   Price
-----------------------             ----------- ----------- ----------- --------
 $ 0.05-$ 3.00.....................    719,852     7.93       263,779    $ 2.24
 $24.13-$28.31.....................    443,100     9.58        33,708    $28.28
 $95.38............................    198,000     9.10        41,250    $95.38
                                     ---------                -------
 $ 0.05-$95.38.....................  1,360,952     8.64       338,737    $24.67
                                     =========                =======

 Employee Stock Purchase Plan

  In November 1999, the Company adopted the 1999 Employee Stock Purchase Plan (the "1999 ESPP"). The Company has reserved 250,000 shares of common stock for issuance under the 1999 ESPP. Beginning in 2001, the amount of authorised shares available under the 1999 ESPP will automatically increase each January 1st by an amount equal to 1 percent of the outstanding common stock on the last trading day of the prior year, subject to an annual increase limitation of 500,000. The 1999 ESPP will have a series of concurrent offering periods, each with a maximum duration of 24 months, however, no employee may participate in more than one offering period at a time. Employees may allocate up to 15% of their pay to purchase shares, limited to 1,000 shares per purchase period and $25,000 per calendar year. Shares are purchased semi-annually at 85 percent of the lower of the beginning or end of the period price. For the year ended 31 December 2000, 12,761 shares were purchased by employees at $22.10 per share.

  Had compensation cost for stock-based awards been determined consistent with the fair value method prescribed in SFAS No. 123, the Company's net loss would have been changed to the following pro forma amounts:

                                            Years ended 31 December
                                     ----------------------------------------
                                         2000          1999          1998
                                     ------------  ------------  ------------
   Pro forma net loss............... $(43,191,748) $(25,035,052) $(10,325,893)
   Net loss as reported............. $(32,885,911) $(21,770,315) $(10,270,572)
   Pro forma net loss per share,
    basic and diluted............... $      (1.92) $     (30.17) $     (33.51)
   Net loss per share, basic and
    diluted, as reported............ $      (1.46) $     (26.23) $     (33.33)

  The fair value of stock-based awards was estimated at the date of grant as follows:

                                          2000        1999            1998
                                         ------- --------------  --------------
                                         Black-     Minimum         Minimum
      Model                              Scholes     Value           Value
      -----                              ------- --------------  --------------
   Risk free interest rates.............     6%               6%              6%
   Volatility...........................    90%  Not applicable  Not applicable
   Dividend yield.......................     0%               0%              0%
   Weighted average life................     4                4               4

  The minimum value pricing model is similar to the Black-Scholes option valuation model which was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable, except that it excludes the factor for volatility.

 Deferred Compensation

  The Company has recorded deferred compensation totaling $1,673,584 and $5,574,811 in the years ended 31 December 2000 and 1999, respectively, in connection with the grants of certain stock options to employees. Amortisation of deferred compensation was $3,741,141 and $4,376,360 and during the years ended 31 December 2000 and 1999, respectively.

                                SEQUENOM, Inc.

 Consulting Arrangement Related to Initial Public Offering

  In March 1999, the Company engaged two German consulting firms to assist the Company in completing an initial public offering ("IPO") of its common stock. The Company agreed to pay the consulting firms an aggregate amount of DEM150,000, or approximately $78,000, plus a percentage of the amount of capital raised attributable to their efforts. The Company also offered and committed to sell the firms an aggregate of DEM3 million, or approximately $1.5 million, of freely tradable common shares, for cash, at the IPO price in conjunction with the completion of an IPO. The consulting firms also agreed that the total advisory fee due to them under the original agreement would be DEM789,000, or approximately $410,000.

  In January 2000, the Company was advised that its March 1999 offer and commitment to sell the shares may have been in violation of Section 5 of the Securities Act of 1933. Such a violation would provide the consulting firms with a "put right" through January 2001 pursuant to which they could demand that the Company repurchase their shares at the original purchase price (i.e., the initial public offering price). In January 2000, the consulting firms signed an agreement waiving any "put right" to which they otherwise would have been entitled and assigning their stock purchase rights to third parties. The Company agreed to register such shares with the Registration Statement related to the initial public offering of its common stock, which was completed in February 2000, and immediately prior to such offering, the designated third parties purchased 28,782 shares at $26 per share. In February 2000, the designated third parties sold such shares, and as a result the "put right" expired.

  The Company accounted for the offer and commitment to sell as a stock option, and valued the option in accordance with SFAS No. 123 and EITF 96-18. However, the fair value of the option on the valuation date was not material.

7. Income Taxes

  Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are shown below. A valuation allowance of $28,943,000 has been recorded as realisation of such assets is uncertain.

                                                            31 December
                                                     --------------------------
                                                         2000          1999
                                                     ------------  ------------
   Deferred tax assets:
     Net operating loss carryforwards..............  $ 26,469,000  $ 14,209,000
     Research and development credits..............     1,774,000     1,239,000
     Capitalised research expenses.................     1,680,000     1,170,000
     Other, net....................................      (980,000)      433,000
                                                     ------------  ------------
       Total deferred tax assets...................    28,943,000    17,051,000
   Valuation allowance.............................   (28,943,000)  (17,051,000)
                                                     ------------  ------------
       Net deferred tax assets.....................  $        --   $        --
                                                     ============  ============

  At 31 December 2000, the Company has US federal and US state tax net operating loss carryforwards of approximately $60,139,000 and $25,760,000, respectively. The difference between the US federal and US state tax loss carryforwards is attributable to the capitalisation of research and development expenses for US state tax purposes and the 55 percent limitation on the California loss carryforwards in 2000 and the 50 percent limitation in earlier years. The US federal tax loss carryforwards will begin to expire in 2009, unless previously utilised. Approximately $358,000 of the US state tax loss carryforwards expired in 2000, and the US state tax loss carryforwards will continue to expire in 2001 unless previously utilised. The Company also has German net operating loss carryforwards of approximately $9,800,000, which may be carried forward indefinitely.

  The Company also has US federal and US state research and development tax credit carryforwards of approximately $1,192,000 and $894,000, respectively. The US federal research and development tax credit carryforwards will begin to expire in 2010 unless previously utilised.

  Pursuant to US Internal Revenue Code sections 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited due to a cumulative change in ownership of more than 50 percent which

                                SEQUENOM, Inc.

occurred during 1998 and also in connection with our initial public offering in February 2000. However, the Company does not believe these limitations will materially impact the use of the net operating loss and credit carryforwards.

8. Commitments

 Building Leases

  The Company leases facilities in the United States and Germany. In total, the Company leases space in five buildings under leases that expire from November 2001 to March 2014.

  Total rent expense under these leases was approximately $1,409,000, $562,000 and $446,000 in 2000, 1999 and 1998, respectively.

 Capital Equipment Leases

  During 1998, the Company entered into a master equipment lease agreement providing for borrowings up to $2,100,000. Under the agreement, the lessor will purchase equipment that the Company will lease subject to equal monthly payments for a 42-month period. At 31 December 2000, the Company had borrowed the full amount available under the agreement.

  During 2000, the Company entered into an additional master equipment lease agreement providing for borrowings up to $8,000,000. Under the agreement, the lessor will purchase the equipment that the Company will lease subject to quarterly payments for 14 quarters. At 31 December 2000, the Company had borrowed $905,399 under the agreement.

  Property under capital leases is included in equipment and leasehold improvements, as follows:

                                                             31 December
                                                        -----------------------
                                                           2000         1999
                                                        -----------  ----------
     Laboratory equipment.............................. $ 2,203,252  $1,706,765
     Leasehold improvements............................      34,357      34,357
     Office furniture and equipment....................     216,966     218,995
                                                        -----------  ----------
                                                          2,454,575   1,960,117
     Less accumulated amortisation.....................  (1,467,650)   (812,805)
                                                        -----------  ----------
                                                        $   986,925  $1,147,312
                                                        ===========  ==========

  The following is a schedule of future minimum lease payments at 31 December 2000:

                                                          Capital     Operating
     Year Ending 31 December                               Leases      Leases
     -----------------------                             ----------  -----------
        2001...........................................  $1,148,851  $ 4,059,642
        2002...........................................     786,407    4,161,687
        2003...........................................     294,358    4,159,359
        2004...........................................      71,702    4,007,989
        2005...........................................         --     3,239,276
        Thereafter.....................................               39,328,284
                                                         ----------  -----------
                                                          2,301,318  $58,956,237
                                                                     ===========
     Less amount representing interest.................    (267,076)
                                                         ----------
     Present value of minimum lease payments...........   2,034,242
     Less current portion..............................    (957,042)
                                                         ----------
     Long-term capital lease obligations...............  $1,077,200
                                                         ==========

 Consulting Agreements

  The Company has entered into consulting agreements with a number of individuals for scientific advisory services. Each individual received a certain number of non-qualified stock options. In certain cases, the options vest upon the later of the achievement of milestones or 10 years. In other cases, the options vest ratably over a

                                SEQUENOM, Inc.

specific period, generally two years. Compensation expense is measured either upon the achievement of milestones or ratably over the service period, in accordance with EITF 96-18, and aggregated $116,076, $102,527 and $10,000 in the years ended 31 December 2000, 1999, and 1998, respectively.

 Collaboration and Development Agreements

  In August 1994, the Company entered into a development agreement with a university for the design and construction of a prototype DNA sequencing mass spectrometer. In September 1997, the Company extended the agreement through 30 September 1999. Through 31 December 1999, the Company has paid approximately $592,000 under this agreement, and no future payment commitments exist under this agreement as of 31 December 2000.

  In September 1994, the Company entered into a development agreement with another university for the design of a system for preparation of DNA samples. In September 1998, the agreement was extended to 30 September 1999. Through 31 December 1999, the Company has paid approximately $677,000 under this agreement, and as of 31 December 2000, no further payment commitments exist under this agreement.

  In October 1999, the Company entered into a second agreement continuing its sponsored research relationship with this same university under a research program directed to optimising mass spectrometry based on analysis of nucleic acids. Through 31 December 2000, the Company paid approximately $250,000 under this agreement and committed to pay approximately $126,000 in 2001.

  In September 2000, the Company entered into a collaboration with Incyte Genomics ("Incyte") to validate in silico SNPs identified by Incyte. Incyte has licensed the SNPs from Incyte's LifeSeq Gold database for validation. In return, the Company is using its proprietary MassARRAY technology to develop and validate assays, which the Company will sell to genetic researchers worldwide. The Company will also provide Incyte with information developed from SNP association studies using Incyte's SNPs and the Company's reference human DNA bank for inclusion in Incyte's LifeSeq(R) group of databases. The Company and Incyte will jointly commercialise the resulting intellectual property and expect to form partnership programs for downstream product development. This agreement is in effect until termination by either party. As of 31 December 2000, the Company has incurred related expenses totaling approximately $730,000 in connection with the collaboration, and recognised revenue in the amount of $907,975. The total expenses incurred related to the Incyte collaboration represent substantially all of the costs associated with service revenues for the year ended 31 December 2000.

 License Agreements

  The Company has entered into license agreements allowing the Company to utilise certain patents. If these patents are used in connection with a commercial product sale, the Company will pay royalties ranging from 1 percent to 5 percent on the related product revenues. Through 31 December 2000, the Company has not sold any products that incorporate licensed technology.

9. Savings Plan

  In 1998, the Company initiated a 401(k) savings plan covering most United States employees. Individual employees may make contributions to the plan, which can be matched by the Company in an amount determined by the Board of Directors. The Company may also make contributions as determined by the Board of Directors. The Company made a matching contribution totaling $110,712 in 2000.

10. German Government Grants

  The Company's wholly-owned subsidiary, Sequenom GmbH, has been the recipient of three grants from German government authorities. The first grant, received in 1996 from the City/State of Hamburg, is for DEM800,000 (approximately $475,000). This grant reimburses the subsidiary for the cost of certain equipment to be used in a three-year research project. If the equipment is not used for the grant's express purpose the equipment must be relinquished to the City/State of Hamburg. Through 31 December 1998, approximately

                                SEQUENOM, Inc.

DEM704,000 (approximately $420,000) of such equipment had been purchased under the grant program and was being used for the grant's express purpose. No additional amounts are expected to be expended or received related to this grant.

  The second grant, also received in 1996, is from the German Federal Ministry of Research and Development and amounts to DEM2.2 million (approximately $1.3 million). This grant reimburses the Company for certain materials, personnel, travel and development costs. Through 31 December 1998, approximately
DEM2.1 million (approximately $1.2 million) had been expended and recognised under this grant program. No additional amounts are expected to be expended or received related to this grant.

  A third grant, received in 1998, is also from the German Federal Ministry of Research and Development and amounts to DEM1.4 million (approximately $860,000). This grant reimburses the Company for certain materials, personnel, travel and development costs. Through 31 December 2000, approximately
DEM1.0 million (approximately $493,000) had been expended and recognised under this grant program.

11. Geographic Information

  The Company has a wholly-owned subsidiary located in Germany. The following table presents information about the Company by geographic area. There were no material amounts of transfers between geographic areas. Included in the consolidated balance sheets are the following domestic and foreign components at 31 December 2000 and 1999.

                                                           31 December
                                                    --------------------------
                                                        2000          1999
                                                    ------------  ------------
   Current assets:
     Domestic...................................... $151,072,420  $ 22,000,731
     Foreign.......................................    2,941,686     1,405,294
                                                    ------------  ------------
                                                    $154,014,106  $ 23,406,025
                                                    ============  ============

   Equipment and leasehold improvements, net:
     Domestic...................................... $  7,041,370  $  4,902,314
     Foreign.......................................    1,076,230     1,391,697
                                                    ------------  ------------
                                                    $  8,117,600  $  6,294,011
                                                    ============  ============

   Other assets:
     Domestic...................................... $  4,130,178  $     53,023
     Foreign.......................................          --            --
                                                    ------------  ------------
                                                    $  4,130,178  $     53,023
                                                    ============  ============

   Total assets:
     Domestic...................................... $162,243,968  $ 26,956,068
     Foreign.......................................    4,017,916     2,796,991
                                                    ------------  ------------
                                                    $166,261,884  $ 29,753,059
                                                    ============  ============

   Net loss:
     Domestic...................................... $(30,565,278) $(18,896,256)
     Foreign.......................................   (2,320,633)   (2,874,059)
                                                    ------------  ------------
                                                    $(32,885,911) $(21,770,315)
                                                    ============  ============

                                 SEQUENOM, Inc.

12.  Selected Quarterly Financial Data

                            First        Second        Third       Fourth        Total
                           Quarter       Quarter      Quarter      Quarter        Year
                         ------------  -----------  -----------  -----------  ------------
2000
Net sales............... $  1,450,525  $ 1,806,775  $ 2,283,962  $ 2,712,211  $  8,253,473
Gross profit............      422,071      708,492      625,516      653,688     2,409,767
Net income (loss).......  (14,324,710)  (5,643,808)  (5,398,603)  (7,518,790)  (32,885,911)
Net income (loss) per
 share
  Historical, basic and
   fully diluted........ $      (0.85) $     (0.23) $     (0.22) $     (0.31) $      (1.46)
  Pro forma, basic and
   fully diluted........        (0.65)       (0.23)       (0.22)       (0.31)        (1.39)

Shares used in
 calculated per share
 amounts
  Historical, basic and
   fully diluted........   16,803,697   24,277,843   24,330,513   24,368,687    22,453,797
  Pro forma, basic and
   fully diluted........   22,057,958   24,277,843   24,330,513   24,368,387    23,711,179

1999
Net sales............... $        --   $       --   $       --   $       --   $        --
Gross profit............          --           --           --           --            --
Net income (loss).......   (3,406,331)  (4,345,669)  (7,634,038)  (6,384,277)  (21,770,315)
Net income (loss) per
 share
  Historical, basic and
   fully diluted........ $     (10.27) $    (12.82) $    (13.72) $     (3.01) $     (26.23)
  Pro forma, basic and
   fully diluted........        (0.24)       (0.28)       (0.48)       (0.37)        (1.42)
Shares used in
 calculated per share
 amounts
  Historical, basic and
   fully diluted........      331,565      338,925      556,233    2,095,281       829,895
  Pro forma, basic and
   fully diluted........   13,911,761   15,476,671   15,703,979   16,948,910    15,283,261

                                 SEQUENOM, Inc.

                       VALUATION AND QUALIFYING ACCOUNTS

        Column A          Column B   Column C   Column D    Column E   Column F
        --------         ---------- ---------- ---------- ------------ --------
                                          Additions
                                    ---------------------
                                               Charged to              Balance
                         Balance at Charged to   Other                  at End
                         Beginning  Costs and  Accounts-- Deductions--    of
      Description        of Period   Expenses   Describe    Describe    Period
      -----------        ---------- ---------- ---------- ------------ --------
Year ended 31 December
 2000
Allowance for doubtful
 accounts...............    $ --     $ 45,000     $ --     $    --     $ 45,000
Reserve for obsolete or
 excess inventory.......    $ --     $290,443     $ --     $203,803(1) $ 86,640
Warranty reserve........    $ --     $268,543     $ --     $ 79,819(2) $188,724

--------
(1) Write off of obsolete or excess inventory

(2) Warranty items shipped to customers

There were no significant inventory or accounts receivable balances as of 31 December 1999 and 1998.

B. Unaudited Interim Results of SEQUENOM for the three months ended 31 March
2001

  The unaudited results of SEQUENOM for the three months ended 31 March 2001 in this Part B were filed with the United States Securities and Exchange Commission ("SEC") as part of SEQUENOM's Quarterly Report on Form 10-Q on 15 May 2001. The full text of the Form 10-Q is on display as referred to in paragraph 15 of Appendix VIII.

                  INDEX TO SEQUENOM UNAUDITED INTERIM RESULTS

                                                                           Page
                                                                           ----
Condensed Consolidated Balance Sheets as of 31 March 2001 (unaudited)
 and 31 December 2000....................................................   86

Condensed Consolidated Statements of Operations (unaudited) for the three
 months ended 31 March 2001 and 2000.....................................   87

Condensed Consolidated Statements of Cash Flows (unaudited) for the three
 months ended 31 March 2001 and 2000.....................................   88

Notes to Unaudited Condensed Consolidated Financial Statements...........   89

                                 SEQUENOM, Inc.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                      31 March    31 December
                                                        2001          2000
                                                    ------------  ------------
                                                    (Unaudited)
Assets
Current assets:
  Cash and cash equivalents........................ $ 44,986,993  $ 70,045,695
  Short-term investments, available-for-sale.......   83,658,892    68,378,050
  Accounts receivable, net.........................    5,750,140     4,267,238
  Inventories, net.................................    3,345,388     2,923,218
  Other current assets and prepaid expenses........    9,440,460     8,399,905
                                                    ------------  ------------
    Total current assets...........................  147,181,873   154,014,106
Equipment and leasehold improvements, net..........    9,580,565     8,117,600
Other assets.......................................    3,830,328     4,130,178
                                                    ------------  ------------
    Total assets................................... $160,592,766  $166,261,884
                                                    ============  ============
Liabilities and stockholders' equity
Current liabilities:
  Accounts payable and accrued expenses............ $ 10,647,357  $  8,707,810
  Deferred revenue ................................    9,275,902     9,830,430
  Current portion of capital lease obligations.....      992,574       957,042
                                                    ------------  ------------
    Total current liabilities......................   20,915,833    19,495,282
Deferred revenue, less current portion.............      250,000       750,000
Capital lease obligations, less current portion....      881,510     1,077,200

Commitments

Stockholders' equity:
  Convertible preferred stock, $.001 par value;
   5,000,000 shares authorised and no shares issued
   and outstanding.................................
  Common stock, $.001 par value; 75,000,000 shares
   authorised, 24,346,917 and 24,442,092 shares
   issued and outstanding at 31 March 2001 and 31
   December 2000 respectively......................       24,346        24,442
Additional paid-in capital.........................  223,528,580   223,140,159
Notes receivable for stock.........................     (598,500)     (598,500)
Deferred compensation related to stock options.....   (1,327,033)   (1,551,044)
Accumulated other comprehensive income.............      339,009       314,843
Accumulated deficit................................  (83,420,979)  (76,390,498)
                                                    ------------  ------------
    Total stockholders' equity.....................  138,545,423   144,939,402
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $160,592,766  $166,261,884
                                                    ============  ============

                            See accompanying notes.

                                 SEQUENOM, Inc.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                       Three Months Ended
                                                            31 March
                                                    -------------------------
                                                       2001          2000
                                                    -----------  ------------
                                                          (Unaudited)
Revenues:
  Products......................................... $ 3,709,565  $  1,450,525
  Services.........................................   1,470,925           --
  Research and development grants..................      67,026       124,141
                                                    -----------  ------------
    Total revenues.................................   5,247,516     1,574,666
Costs and expenses:
  Cost of product and service revenue..............   4,152,238     1,028,454
  Research and development.........................   5,289,774     4,236,529
  Selling, general and administrative..............   4,526,461     5,212,372
  Amortisation of deferred compensation............     291,322     2,497,803
                                                    -----------  ------------
    Total costs and expenses.......................  14,259,795    12,975,158
                                                    -----------  ------------
Loss from operations...............................  (9,012,279)  (11,400,492)
Interest income....................................   2,087,963     1,539,415
Interest expense...................................     (73,386)   (4,479,620)
Other (expense)/income, net........................     (32,779)       15,987
                                                    -----------  ------------
Net loss........................................... $(7,030,481) $(14,324,710)
                                                    ===========  ============
Historical net loss per share, basic and diluted... $     (0.29) $      (0.85)
                                                    ===========  ============
Weighted average shares outstanding, basic and
 diluted...........................................  24,317,175    16,803,894
                                                    ===========  ============
Pro forma net loss per share, basic and diluted....              $      (0.65)
                                                                 ============
Pro forma weighted average shares outstanding,
 basic and diluted.................................                22,057,958
                                                                 ============


                            See accompanying notes.

                                 SEQUENOM, Inc.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       Three Months Ended
                                                            31 March
                                                    --------------------------
                                                        2001          2000
                                                    ------------  ------------
                                                           (Unaudited)
Operating activities
Net loss..........................................  $ (7,030,481) $(14,324,711)
Adjustments to reconcile net loss to net cash used
 in operating activities:
  Non-cash items..................................     1,816,954     9,342,898
Changes in operating assets and liabilities:
  Inventories.....................................      (467,415)     (364,518)
  Accounts receivable.............................    (1,583,777)   (1,078,994)
  Other current assets............................    (1,071,994)    1,283,543
  Other assets....................................       299,850         5,102
  Accounts payable and accrued expenses...........     1,729,361     1,285,041
  Deferred revenue................................    (1,054,529)          --
  Other liabilities...............................       345,335           --
                                                    ------------  ------------
Net cash used in operating activities.............    (7,016,696)   (3,851,639)

Investing activities
Purchase of equipment and leasehold improvements..    (2,979,199)     (474,143)
Net change in marketable investment securities....   (15,124,844)   (4,201,428)
                                                    ------------  ------------
Net cash used in investing activities.............   (18,104,043)   (4,675,571)

Financing activities
Net payments on capital lease obligations.........      (160,158)     (107,694)
Repayment of long-term debt.......................                  (3,090,870)
Net proceeds from initial public offering.........           --    144,056,842
Proceeds from sale of stock to consultants........           --      1,486,827
Proceeds from exercise of stock options and
 employee stock purchase plan purchases...........       245,324       274,418
                                                    ------------  ------------
Net cash provided by financing activities.........        85,166   142,619,523
Net increase (decrease) in cash and cash
 equivalents......................................   (25,035,573)  134,092,313
Effect of exchange rate changes on cash and cash
 equivalents......................................       (23,129)     (134,760)
Cash and cash equivalents at beginning of period..    70,045,695     5,200,734
                                                    ------------  ------------
Cash and cash equivalents at end of period........  $ 44,986,993  $139,158,287
                                                    ============  ============

Supplemental schedule of non-cash investing and
 financing activities:
Conversion of preferred stock to common stock.....  $        --   $ 56,793,947
                                                    ============  ============
Conversion of long-term debt and interest payable
 to common stock..................................  $        --   $  7,387,010
                                                    ============  ============
Supplemental disclosure of cash flow information:
Interest paid.....................................  $     73,387  $     98,538
                                                    ============  ============



                            See accompanying notes.

                                SEQUENOM, Inc.

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

  The accompanying unaudited financial statements of SEQUENOM, Inc. ("SEQUENOM" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included. Interim results are not necessarily indicative of results for a full year.

  The balance sheet at 31 December 2000 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

  These financial statements should be read in conjunction with the audited financial statements and footnotes thereto included in the SEQUENOM's Annual Report on Form 10-K for the year ended 31 December 2000, as filed with the SEC.

2. Comprehensive Income (Loss)

  SFAS No. 130, Reporting Comprehensive Income ("SFAS 130") requires reporting and displaying comprehensive income (loss) and its components which, for SEQUENOM, includes net loss and unrealised gains and losses on investments and foreign currency translation gains and losses. In accordance with SFAS 130, the accumulated balance of other comprehensive income (loss) is disclosed as a separate component of stockholders' equity.

3. Net Loss Per Share

  In accordance with SFAS No. 128, Earnings Per Share, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income
(loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares are comprised of incremental common shares issuable upon the exercise of stock options and warrants, and common shares issuable on conversion of preferred stock, and were excluded from historical diluted loss per share because of their anti-dilutive effect.

  Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock and long-term debt that automatically converted upon the closing of the Company's initial public offering in February 2000 (using the as-if converted method from the original date of issuance) and reflects the elimination of interest expense on the debt which was converted.

4. New Accounting Pronouncements

  The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective 1 January 2001. The adoption of the SFAS No. 133 did not have a significant effect on its results of operations or financial position as the Company does not engage in activities covered by SFAS No. 133.

C. Merger Financial Guidance of SEQUENOM

  The information in this Part C is extracted, without material adjustment, from a merger financial guidance release issued by SEQUENOM on 19 June 2001.

  "Financial benefits from internal development of diagnostic and therapeutic products are expected after the fiscal year ending December 31, 2002, but are difficult to predict at this stage. However, SEQUENOM expects enhanced near-term opportunities in commercializing validated human disease-related genes and diagnostics and securing additional collaborations with biotechnology and pharmaceutical companies.

  Revenue expectations for 2001, before deduction of the cost of goods sold, remain at $30 million, as previously stated by SEQUENOM during its first quarter financial results webcast. This includes approximately $20 million in MassARRAY systems and consumables sales and $10 million in genomics services provided to the Company's collaborators. Revenues for 2002, before deduction of the cost of goods sold, are expected to be approximately $60 million. This includes $45 million in MassARRAY products and services and $15 million in gene license and biotherapeutic service revenues.

  Research and development expenses are currently expected to be approximately $30 million for 2001 and approximately $45 million for 2002. SEQUENOM and Gemini have a current combined headcount of approximately 345 employees. The combined company expects to end the fiscal year 2001 with approximately 300 employees. Employee headcount is expected to increase to approximately 400 people by the end of fiscal year 2002.

  SEQUENOM and Gemini ended March 31, 2001 with a combined cash and short term investment position of approximately $208 million. Net cash used for operating activities is expected to be approximately $36 million for the remainder of 2001. SEQUENOM also anticipates merger integration expenses of approximately $22 million. These expenses include transaction, restructuring and associated tax liability costs. SEQUENOM estimates that the consolidated cash position will be approximately $150 million at the end of fiscal year 2001. The Company expects cash use of approximately $50 million for 2002. The newly formed SEQUENOM Biotherapeutics business is expected to utilise approximately $15 million or 30 percent of the 2002 cash burn. Break even is not likely to occur for the next several years."

                                  APPENDIX VI

                    Summary of the rights of SEQUENOM Stock

SEQUENOM Common and SEQUENOM Preferred Stock

  SEQUENOM's authorised capital currently consists of 75,000,000 shares of SEQUENOM Common Stock and 5,000,000 shares of SEQUENOM Preferred Stock. As of the Printing Date, SEQUENOM had outstanding 24,365,706 shares of SEQUENOM Common Stock, all of which were validly issued, fully paid and non-assessable, and no outstanding shares of SEQUENOM Preferred Stock.

  The SEQUENOM Board has authority, without any further approval by SEQUENOM Stockholders, subject to the provisions of SEQUENOM's Certificate of Incorporation and Bylaws and limitations prescribed by law, to issue from time to time up to an aggregate of 5,000,000 shares of SEQUENOM Preferred Stock in one or more series. The SEQUENOM Board may designate the powers, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series of SEQUENOM Preferred Stock, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices and liquidation preferences, any or all of which may be superior to the rights of SEQUENOM Common Stock, and the number of shares constituting any series or designations of such series.

  The SEQUENOM Board, without stockholder approval, can issue SEQUENOM Preferred Stock with voting, conversion and/or other rights which could adversely affect the voting power and/or other rights of the holders of SEQUENOM Common Stock. The issuance of SEQUENOM Preferred Stock may have the effect of delaying, deterring or preventing a change of control of SEQUENOM or may otherwise adversely affect the market price of SEQUENOM Common Stock.

Description of rights of SEQUENOM Stockholders

  The following is a brief summary description of certain rights of SEQUENOM Stockholders. The summary does not purport to be a complete description of the rights of SEQUENOM Stockholders and is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of SEQUENOM and the DGCL.

General

  SEQUENOM is incorporated in the State of Delaware, USA, and is governed by the provisions of the DGCL. The rights of SEQUENOM Stockholders are governed by the DGCL and the SEQUENOM Certificate of Incorporation and Bylaws. SEQUENOM Common Stock is traded on NASDAQ under the symbol "SQNM". The Transfer Agent and Registrar for SEQUENOM Common Stock is American Stock Transfer and Trust Company.

Certificates

  Shares of SEQUENOM Stock are issued in registered form. Every SEQUENOM Stockholder is entitled to a share certificate.

Dividends

  SEQUENOM Stockholders are entitled to receive, on a pro rata basis, such dividends, if any, as may be declared by the SEQUENOM Board out of funds legally available for this purpose, subject to preferential dividend rights of any outstanding SEQUENOM Preferred Stock. SEQUENOM has not paid any cash dividends on issued SEQUENOM Common Stock to date and does not anticipate paying any cash dividends in the foreseeable future.

Meetings

  Annual meetings of SEQUENOM Stockholders are held on the date designated by the SEQUENOM Board. Special meetings of the SEQUENOM Stockholders may be called only by the President, Chief Executive Officer or Chairman of the Board, and will be called by the President or Secretary at the written request of a majority of the SEQUENOM Board. Written notice must be given to each SEQUENOM Stockholder entitled to vote at an annual or special meeting not less than 10 nor more than 60 days before the date of the meeting. The presence in person or by proxy of a majority of the outstanding shares of SEQUENOM voting stock constitutes a quorum for the transaction of business at a meeting of SEQUENOM Stockholders, except as otherwise provided by statute or SEQUENOM's Certificate of Incorporation. Business transacted at any special meeting of SEQUENOM Stockholders is limited to the purpose(s) stated in the notice of such meeting.

Voting rights

  SEQUENOM Stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of the SEQUENOM Stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of SEQUENOM Stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the rights of any outstanding SEQUENOM Preferred Stock. SEQUENOM Stockholders may take action in person or by proxy at annual or special meetings of SEQUENOM Stockholders. Any action required or permitted to be taken by the SEQUENOM Stockholders must be effected at a duly called annual or special meeting of the SEQUENOM Stockholders. No action may be taken by SEQUENOM Stockholders by written consent.

Liquidation, dissolution or winding-up

  In the event of a voluntary or involuntary liquidation, dissolution or winding-up of SEQUENOM, holders of outstanding SEQUENOM Stock participate ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding SEQUENOM Preferred Stock.

Transfers

The Bylaws of SEQUENOM do not contain a provision that permits the SEQUENOM Board to refuse to effect or register transfers of shares.

Other rights

  SEQUENOM Stockholders have no redemption or conversion rights and have no pre-emptive or similar rights, except as such rights are expressly provided by contract, to purchase or subscribe for or receive any shares of SEQUENOM Stock or any other security of SEQUENOM.

Registration rights

  Under the terms of the amended and restated registration rights agreement, dated 21 December 1998, between SEQUENOM and certain SEQUENOM Stockholders, such SEQUENOM Stockholders are entitled, in certain circumstances, to demand the registration of their shares under the Securities Act. The holders of 50 percent of such shares are entitled to demand that SEQUENOM register their shares under the Securities Act, subject to certain limitations described in the agreement, including that the registration statement will cover the registration of at least 25 percent of the outstanding registrable securities and the expected price to the public of the shares to be registered will exceed $10 million. SEQUENOM is not required to effect more than two registrations for such holders pursuant to these demand registration rights.

  In addition, these holders are entitled to "piggyback" registration rights with respect to the registration of their shares of SEQUENOM Stock. If SEQUENOM proposes to register any shares of SEQUENOM Stock either for its account or for the account of other SEQUENOM security holders, the holders of shares of SEQUENOM Stock having piggyback rights are entitled to receive notice of the registration and are entitled to include their shares in the registration, subject to certain limitations. Further, if SEQUENOM is eligible to file a registration statement on Form S-3, the holders of 25 percent of the then outstanding shares of SEQUENOM Stock held by all holders of registration rights may require SEQUENOM to file registration statements under the Securities Act on Form S-3 with respect to their shares of SEQUENOM Stock.

  These registration rights are subject to conditions and limitations, among which is the right of the underwriters of an offering to limit the number of shares of SEQUENOM Common Stock held by security holders with registration rights to be included in such registration. SEQUENOM is generally required to bear all of the expenses of all these registrations, including the reasonable fees of a single counsel acting on behalf of all selling stockholders, except underwriting discounts and selling commissions and legal fees of counsel on behalf of the selling shareholders after the first two Form S-3 registrations. Registration of any of SEQUENOM Stock held by security holders with registration rights would result in such stock becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

  It is a Condition that SEQUENOM enter into a new registration rights agreement with Michael Fitzgerald and three entities affiliated with Mr. Fitzgerald. A summary description of the material terms of the new registration rights agreement is contained in paragraph 13 of Part I of the Explanatory Statement under the heading "Certain United States securities laws considerations".

Statutory business combination provision

  SEQUENOM is subject to the provisions of section 203 of the DGCL. Subject to exceptions, section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with "affiliates" and "associates" (each as defined in the DGCL), owns, or within three years did own, 15 percent or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to SEQUENOM and, accordingly, may discourage attempts to acquire SEQUENOM.

Limitation on directors' liabilities

  As permitted by the DGCL, the SEQUENOM Certificate of Incorporation includes a provision eliminating the liability of a SEQUENOM director for monetary damages to SEQUENOM or its stockholders by reason of such director's breach of fiduciary duty, except for liability for:

  .any breach of the director's duty of loyalty to SEQUENOM or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .unlawful dividend payments or unlawful stock purchases or redemptions; or

  .any transaction from which the director derived an improper personal benefit.

  The DGCL provides that a corporation may, and in certain circumstances must, indemnify its directors, officers, employees and agents for expenses, judgments or settlements actually and reasonably incurred by them in connection with suits and other legal actions or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In any such suit or action brought by or on behalf of the corporation, such indemnification is limited to expenses reasonably incurred in defense or settlement of the suit or action. The DGCL also permits a corporation to adopt procedures for advancing expenses to directors, officers and others without the need for a case-by-case determination of eligibility, so long as, in the case of directors and officers, they undertake to repay the amounts advanced if it is ultimately determined that the director or officer was not entitled to be indemnified. In addition, the DGCL permits corporations to purchase and maintain insurance for directors and officers against liability for expenses, judgments or settlements, whether or not the corporation would have the power to indemnify such persons therefor.

  The SEQUENOM Bylaws generally require SEQUENOM to indemnify its directors and executive officers to the fullest extent not prohibited by law (subject to any agreements with such directors and executive officers limiting such indemnification), and authorises SEQUENOM to indemnify its other officers, employees and agents as set forth in the DGCL. The SEQUENOM Bylaws also require SEQUENOM to advance expenses incurred by its directors and executive officers, so long as they undertake to repay amounts advanced if it is ultimately determined that the director or executive officer was not entitled to be indemnified. However, the SEQUENOM Bylaws provide that SEQUENOM (1) is not required to indemnify any director or executive officer in connection with certain proceedings initiated by such director or executive officer and (2) is not required to advance expenses if a determination is reasonably and promptly made by a majority vote of a quorum consisting of SEQUENOM directors who were not parties to the proceeding or, if such quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the director or executive officer demonstrate clearly and convincingly that such director or executive officer acted in bad faith or in a manner that such director or executive officer did not believe to be in, or was not opposed to, the best interests of SEQUENOM. The SEQUENOM Bylaws authorise SEQUENOM, upon approval of the SEQUENOM Board, to purchase insurance on behalf of any person required or permitted to be indemnified pursuant to the SEQUENOM Bylaws.

  SEQUENOM has also entered into agreements to indemnify SEQUENOM's directors and executive officers, in addition to the indemnification provided for in the SEQUENOM Bylaws. SEQUENOM believes that these provisions and agreements are necessary to attract and retain qualified directors and executives.

Additional anti-takeover effects of certain provisions of SEQUENOM's
   Certificate of Incorporation and Bylaws

  Board of Directors Vacancies. SEQUENOM's Bylaws authorise SEQUENOM's Board to fill vacant directorships or increase or decrease the size of the Board to not more than seven nor less than four directors. This provision may deter a SEQUENOM Stockholder from removing incumbent directors and simultaneously gaining control of the SEQUENOM Board by filling the vacancies created by such removal with its own nominees.

  Classified Board of Directors; Removal. Pursuant to SEQUENOM's Certificate of Incorporation and Bylaws, SEQUENOM's Board is divided into three classes, with the directors of each class serving three-year terms, with one class of directors to be elected at each annual meeting of stockholders. SEQUENOM's Bylaws also provide that any director may be removed at any time only with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of SEQUENOM Stock entitled to vote at an election of directors. These provisions may inhibit a SEQUENOM Stockholder from removing, nominating and electing directors and gaining control of the SEQUENOM Board.

  Advance Notice Requirements for SEQUENOM Stockholder Proposals and Director Nominations. SEQUENOM's Bylaws provide that SEQUENOM Stockholders seeking to bring business before SEQUENOM's annual meeting of stockholders, or to nominate candidates for election as directors at SEQUENOM's annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a SEQUENOM Stockholder's notice must be delivered to, or mailed and received at, SEQUENOM's principal executive offices not less than 120 days before the first anniversary of the date of the notice of SEQUENOM's annual meeting provided with respect to the previous year's annual meeting of stockholders; provided that, if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be so received a reasonable time before the solicitation is made. SEQUENOM's Bylaws also contain specific requirements as to the form and content of a stockholder's notice. These provisions may inhibit the SEQUENOM Stockholders from bringing matters before SEQUENOM's annual meeting of stockholders or from making nominations for directors at SEQUENOM's annual meeting of stockholders.

  Amendment of Bylaws. SEQUENOM's Bylaws may be amended by the affirmative vote of the majority of the directors then in office or of the holders of a majority of outstanding SEQUENOM voting stock, except that the approvals of 66 2/3 percent of the directors then in office and holders of 66 2/3 percent of the then-outstanding voting stock are required to amend or repeal the provisions of the Bylaws pertaining to (1) amendments, (2) annual meetings of stockholders, (3) special meetings of stockholders, (4) the ability of SEQUENOM's Stockholders to take action by written consent, (5) the classes, number, term of office and qualification of SEQUENOM's directors, (6) filling vacancies on SEQUENOM's Board and (7) the removal of SEQUENOM's directors.

Proposed amendments to SEQUENOM's Certificate of Incorporation and Bylaws

  In addition to SEQUENOM's solicitation of the approval of its stockholders of the issuance of up to 14,403,870 shares of SEQUENOM Common Stock as set forth in the Proxy Statement, SEQUENOM has solicited the approval of its stockholders of (1) an amendment to SEQUENOM's Certificate of Incorporation to provide that the SEQUENOM Board will have the exclusive right to set the authorised number of directors from time to time and that 66 2/3 percent of the outstanding voting power of SEQUENOM Common Stock will be required to amend, alter or repeal this provision and (2) a related amendment to SEQUENOM's Bylaws to provide that the authorised number of directors will be fixed as set forth in the Certificate of Incorporation rather than the Bylaws. If approved, these amendments will have the effect of preventing the SEQUENOM Stockholders from modifying the size of the SEQUENOM Board without the approval of a majority of the SEQUENOM Board.

  In addition to permitting the size of the SEQUENOM Board to be increased to allow for the appointment of Michael Fitzgerald and an additional individual to be designated by Mr. Fitzgerald, who has relevant industry experience and is reasonably acceptable to SEQUENOM, as SEQUENOM directors pursuant to the Transaction Agreement, these amendments also provide additional anti-takeover protection to SEQUENOM. The SEQUENOM Board believes that takeover attempts that have not been negotiated or approved by the SEQUENOM Board could seriously disrupt the business and management of SEQUENOM and result in terms which may be less favorable to SEQUENOM Stockholders as a group than would be available in a SEQUENOM Board-approved transaction.

  If approved, the proposed amendments to the SEQUENOM Certificate of Incorporation and Bylaws may be disadvantageous to SEQUENOM's Stockholders because they may render more difficult the accomplishment of mergers or a change of control without SEQUENOM Board approval and may limit the flexibility of SEQUENOM Stockholders to determine the composition of the SEQUENOM Board or to make other changes even in circumstances where a majority of SEQUENOM Stockholders may be dissatisfied with the performance of the incumbent directors or otherwise desire to make changes. The SEQUENOM Board has considered the potential disadvantages and has unanimously concluded that the potential benefits of the proposed changes outweigh the possible disadvantages. The SEQUENOM Board believes the amendments to the Certificate of Incorporation and the Bylaws to be in the best interests of SEQUENOM and SEQUENOM Stockholders and has recommended that SEQUENOM Stockholders vote in favour of the proposed amendments at the upcoming Special Meeting, as described in the Proxy Statement.

                                 APPENDIX VII

   Comparison of the rights of Gemini Shareholders and SEQUENOM Stockholders

  The following is a summary of the material differences between the rights of Gemini Shareholders and the rights of SEQUENOM Stockholders arising from the differences between the corporate laws of England and the DGCL, respectively, and the requirements of the governing instruments of the two companies. The summary does not purport to be a complete description of the rights of Gemini Shareholders and the rights of the SEQUENOM Stockholders, or of the differences between them, and is qualified in its entirety by reference to the corporate laws of England, the DGCL, the Memorandum and Articles of Association of Gemini and the Certificate of Incorporation and Bylaws of SEQUENOM in effect from time to time.

  In addition to the laws of England and the Memorandum and Articles of Association of Gemini, the rights of holders of Gemini ADSs, which each represent the ownership interest in two Gemini Shares, are also governed by the deposit agreement pursuant to which the Gemini ADSs have been issued. Copies of the deposit agreement are available for inspection at the Corporate Trust Office of the depositary, The Bank of New York, 101 Barclay Street, New York, New York 10286, USA and, as stated in paragraph 15 of Appendix VIII, at the principal office of the custodian, located at One Canada Square, London E14 5AL, England. The depositary's principal executive office is located at One Wall Street, New York, New York 10286, USA.

  Gemini is subject to the provisions of the UK Companies Act which regulates notices of shareholder meetings and solicitation of proxies. Notice of a shareholder meeting is normally accompanied by a shareholder circular (or, in the case of an annual general meeting, by an annual report and accounts) containing an explanation of the purpose of the meeting and the Gemini Board's recommendations with respect to the actions to be taken. All such communications are sent by Gemini to the depositary for distribution to holders of Gemini ADSs at the same time as they are sent to Gemini Shareholders.

  The description of the rights of SEQUENOM Stockholders contained in this Appendix VII should be read in conjunction with the "Summary of the rights of SEQUENOM Stock" set forth in Appendix VI.

Voting rights

  Under English law, the voting rights of shareholders are governed by a company's articles of association. Cumulative voting is essentially unknown under English law. The Gemini Articles of Association specify that either:

  (a) for so long as any shares of Gemini (including in the form of American Depositary Shares) are tradeable on NASDAQ, members representing 33 1/3 percent of the shares of Gemini present in person or by proxy and entitled to vote; or

  (b) for so long as no shares in Gemini (including in the form of American Depositary Shares) are tradeable on NASDAQ, two members present in person or by proxy and entitled to vote,

shall be a quorum for all purposes.

  Subject to certain limited restrictions, any holder of Gemini Shares on the register may vote in person or, assuming the proxy is received at the place specified in the notice convening the meeting at least 48 hours prior to the time set for the meeting, by proxy. There is no record date for shareholder meetings under English law.

  Subject to disenfranchisement in the event of non-compliance with a statutory notice requiring disclosure as to beneficial ownership, each registered holder of a Gemini Share, present in person (or, if a corporation, present by a duly authorised representative) or by proxy, is entitled to cast one vote for each Gemini Share held.

  Under the DGCL, each stockholder is entitled to one vote per share unless the certificate of incorporation provides otherwise. In addition, the certificate of incorporation may provide for cumulative voting in the election of directors of the corporation. Under the SEQUENOM Certificate of Incorporation and Bylaws, holders of SEQUENOM Common Stock are entitled to one vote per share in all matters and cumulative voting is not permitted. A quorum consists of a majority of the shares entitled to vote, unless otherwise required by law.

  Under the DGCL, unless otherwise provided in the certificate of incorporation, any action which may be taken at any meeting of stockholders may instead be taken without a meeting if a written consent to the action is signed by holders of outstanding shares of stock having the minimum number of votes necessary to authorise such action at a meeting of stockholders. The SEQUENOM Bylaws provide that any action by SEQUENOM Stockholders must be effected at a duly called annual or special meeting of SEQUENOM Stockholders and may not be effected by written consent without a meeting.

Sources and payment of dividends

  Under English law, a company may pay dividends on its ordinary shares, subject to the prior rights of holders of its preferred shares (if any), only out of its distributable profits (accumulated, realised profits (not previously utilised by distribution or capitalisation) less accumulated realised losses) and not out of share capital, which includes share premiums (paid-in surplus). Amounts credited to the share premium account (representing the excess of the consideration for the issue of shares over the aggregate par value of such shares) may not be paid out as cash dividends but may be used, among other things, to pay up unissued shares which may then be distributed to shareholders in proportion to their holdings and for other limited purposes. In addition, a public company such as Gemini may make a distribution at any time only if, at that time and immediately after such distribution, the amount of its net assets is not less than the aggregate of its called-up (i.e. issued and paid-up) share capital and undistributable reserves. Under English law, a dividend must be declared by reference to relevant accounts showing the availability of distributable reserves for such dividends. As a public company, the relevant accounts for Gemini are its last audited accounts or, where such accounts do not show sufficient distributable reserves, interim accounts (which need not be audited) prepared and filed with the Registrar of Companies in England and Wales.

  Under Gemini's Articles of Association, the Directors may pay to holders of Gemini Shares such interim dividends (i.e. dividends resolved to be paid by the Directors without the approval of Gemini Shareholders in a general meeting), as appear to the Directors to be justified by the financial position of Gemini. Any dividend unclaimed after the period of 12 years from the date of its declaration may be forfeited and shall then revert to Gemini. Each dividend on ordinary shares will be paid to the holders thereof on the register of members on such date as the directors shall determine in respect of such dividend.

  The DGCL permits the payment of dividends on common stock, subject to any restrictions contained in the certificate of incorporation, either (1) out of its "surplus" (as defined below) or (2) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year; except that no dividends may be paid out of such net profits if the capital (as defined below) of the corporation is diminished by depreciation in the value of its property or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock having a preference upon the distribution of assets. "Surplus" is defined in the DGCL as the amount by which net assets (total assets less total liabilities) exceed the capital of the corporation as determined in accordance with the DGCL. "Capital" is determined by the board of directors and will not be less than the aggregate par value of the outstanding capital stock of the corporation having par value. The ability of a Delaware corporation to pay dividends on its shares is dependent on the financial status of the corporation standing alone and not on a consolidated basis.

  Subject to the DGCL, the SEQUENOM Certificate of Incorporation and the SEQUENOM Bylaws do not restrict the payment of dividends on SEQUENOM Stock.

Rights of purchase and redemption

  Under English law, a company may issue redeemable shares if authorised by its articles of association and subject to the conditions stated therein. The Gemini Articles of Association do permit the issue of redeemable shares. A company may purchase its own shares, including any redeemable shares, if authorised by its articles of association and provided that such purchase has been previously approved by an ordinary resolution of its shareholders in the case of an on-market purchase (although certain institutional guidelines in the UK require a special resolution) or a special resolution in other cases. Shares may be purchased only if fully paid and, in the case of public companies, only, subject as provided below, out of distributable profits or the proceeds of a new issue of shares issued for the purpose of the purchase. When shares are purchased wholly out of profits the amount by which the par value of the company's issued share capital is diminished on cancellation of the shares so purchased must be transferred to the capital redemption reserve, which is generally treated as paid-up share capital. In addition, any amount payable on the purchase of any shares in excess of the par value thereof may be paid out of the proceeds of a fresh issue of shares up to an amount equal to whichever is the lesser of the aggregate of the premiums received by the company on the issue of those shares or the amount of the company's share premium account as at the time of the purchase including any sum transferred to that account in respect of premiums on the new issue.


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  Under the DGCL, a corporation generally may purchase or redeem shares of any class of its capital stock, but subject generally to the availability of sufficient lawful funds therefor and provided that, at the time of any such redemption, the corporation has outstanding shares of one or more classes or series of capital stock, which have full voting rights that are not subject to redemption. The SEQUENOM Certificate of Incorporation provides that the SEQUENOM Common Stock is not redeemable either by SEQUENOM or by any holder thereof.

Meetings of shareholders

  Under English law, an annual general meeting (an "AGM") of a public company must be held each year and at least once every 15 months, and an extraordinary general meeting (an "EGM") of shareholders may be called by the board of directors or (notwithstanding any provision to the contrary in a company's articles of association) by a request from shareholders holding not less than one-tenth of the paid-up capital of the company carrying voting rights at general meetings. An EGM at which an ordinary resolution is proposed requires 14 clear days' notice (other than an ordinary resolution to remove a director which requires 21 clear days' notice). Such ordinary resolution requires a simple majority of the votes cast by those present (in person or by proxy). An EGM at which a special resolution is proposed requires 21 clear days' notice and such resolution requires a three-quarters majority of the votes cast by those present (in person or by proxy). An AGM requires 21 clear days' notice regardless of the types of resolution to be proposed. The term "clear days' notice" means calendar days and excludes the date of mailing, the deemed date of receipt of such notice and the date of the meeting itself. "Extraordinary resolutions" are relatively unusual and are confined to certain matters out of the ordinary course of business such as a proposal to wind-up the affairs of the company. A "special resolution" is required to change the name of the company, to alter its capital structure, to change or amend the rights of shareholders, to permit the company to issue new shares for cash without applying the shareholders' preemptive rights, to amend the company's objects (purpose) clause in its memorandum of association, to alter its articles of association and to carry out certain other matters where either the company's articles of association or the UK Companies Act prescribe that a "special resolution" is required. All other proposals relating to the ordinary course of the company's business such as the election of directors would be the subject of an "ordinary resolution".

  Under the DGCL, SEQUENOM generally is required to hold annual meetings of its stockholders. Special meetings of stockholders may be called by the SEQUENOM Board or any other person authorised by the Certificate of Incorporation or Bylaws. The SEQUENOM Bylaws provide that a special meeting of the SEQUENOM Stockholders may be called at any time only by the President, Chief Executive Officer or Chairman of the Board and shall be called by the President or Secretary at the request in writing of a majority of the members of SEQUENOM's Board. Under the DGCL and the SEQUENOM Bylaws, stockholders must receive notice of any annual or special meeting not less than 10 and not more than 60 days prior to such meeting. The record date for the meetings of the stockholders shall not be less than 10 days and not more than 60 days before the date of such meeting.

Appraisal rights

  Although English law does not generally provide for appraisal rights, a shareholder may make representations to the Court at the hearing of a petition to sanction a scheme of arrangement as described below under "Shareholders' votes on certain transactions". English law provides shareholders with rights to dissent in respect of a reorganisation of a company under section 110 of the UK Insolvency Act 1986. In addition, dissenters' rights exist where an offeror who, pursuant to a takeover offer for a company, has acquired or contracted to acquire not less than nine-tenths in value of the shares to which the offer relates, seeks to compulsorily acquire outstanding minority shareholdings.

  Under the DGCL, stockholders who follow prescribed statutory procedures are entitled, in the event of certain mergers or consolidations, to surrender their shares to the corporation in exchange for the judicially determined "fair value" of such shares. Such stockholders are entitled to such appraisal rights unless the shares of stock (or depositary receipts in respect thereof) held by the stockholder are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. ("NASD") or held of record by more than 2,000 holders. No appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in the DGCL. Regardless of the foregoing, appraisal rights are available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for such stock anything except (1) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depositary receipts in respect thereof, (2) shares of stock of any other corporation or depositary receipts in respect thereof, which shares of stock or depositary receipts at the effective

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date of the merger or consolidation will be either listed on a national securities exchange or designated as a market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 holders, (3) cash in lieu of fractional shares or fractional depositary receipts described in (1) and (2) above or (4) any combination of the shares of stock, depositary receipts and cash in lieu of fractional shares, or fractional depositary receipts described in (1), (2) and (3) above.

Pre-emptive rights

  Under English law, the issue for cash of equity securities (securities that with respect to dividends or capital carry a right to participate beyond a specified amount) or rights to subscribe for or convert into equity securities, must be offered in the first instance to the existing equity shareholders in proportion to the respective nominal values of their holdings, unless and to the extent that a special resolution has been passed in a general meeting of shareholders to the contrary (which special resolution is subject to certain provisions in the UK Companies Act, the Listing Rules of the UK Listing Authority and certain institutional guidelines in the UK).

  Unless the certificate of incorporation expressly grants pre-emptive rights, stockholders of a Delaware corporation do not have pre-emptive rights. The SEQUENOM Certificate of Incorporation does not provide for pre-emptive or similar rights, except such rights as are expressly provided by contract, to purchase or subscribe for or receive any shares of SEQUENOM Stock or other securities of SEQUENOM.

Amendment of governing instruments

  Under English law, the shareholders have the authority to alter, delete, substitute or add to the objects clause in a company's memorandum and all provisions of its articles of association by a vote of not less than three-quarters of the shareholders entitled to vote and who do vote, either in person or by proxy, at a general meeting subject, in the case of certain alterations to the memorandum of association, to the right of dissenting shareholders to apply to the Court to cancel the alterations. Under English law, the board of directors is not authorised to change the memorandum or the articles of association. Amendments affecting the rights of the holders of any class of shares may, depending on the rights attached to such class and the nature of the amendments, also require approval of the classes affected in separate class meetings.

  Under the DGCL, unless the certificate of incorporation expressly requires a greater vote, an amendment to the certificate of incorporation requires the approval of the corporation's board of directors and the approval of holders of a majority of the outstanding stock of the corporation entitled to vote on the proposed amendment. The SEQUENOM Certificate of Incorporation does not require a greater vote. However, if the proposed amendment to the SEQUENOM Certificate of Incorporation is approved by SEQUENOM Stockholders at the upcoming Special Meeting, 66 2/3 percent of the outstanding voting power of SEQUENOM Stock will be required to amend certain provisions of the SEQUENOM Certificate of Incorporation governing the ability of the SEQUENOM Board to fix the size of the SEQUENOM Board. A summary description of the proposed amendment to the SEQUENOM Certificate of Incorporation is contained in the paragraph entitled "Proposed amendments to SEQUENOM's Certificate of Incorporation and Bylaws" in Appendix VI.

  Under the DGCL, the bylaws of a corporation generally may be amended or repealed by the affirmative vote of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon. In addition, a corporation may, in its certificate of incorporation, confer this power on the board of directors. The stockholders always have the power to adopt, amend or repeal the bylaws, even though the board may also be delegated the power. The SEQUENOM Certificate of Incorporation confers this power on the SEQUENOM Board.

  The provisions of the SEQUENOM Bylaws generally may be amended or repealed by the approval of the majority of the SEQUENOM directors then in office or of the holders of a majority of the outstanding SEQUENOM Stock. However, the approvals of 66 2/3 percent of the directors then in office and holders of 66 2/3 percent of the then outstanding SEQUENOM Stock are required to amend or repeal the provisions of the SEQUENOM Bylaws pertaining to (1) amendments, (2) annual meetings of stockholders, (3) special meetings of stockholders, (4) the ability of the corporation's stockholders to take action by written consent,
(5) the classes, number, term of office and qualification of the corporation's directors, (6) filling vacancies on the SEQUENOM Board and (7) the removal of directors.

Shareholders' votes on certain transactions

  Under the UK Companies Act, fundamental corporate changes, such as the passing of a resolution for winding-up, non-pro rata issues of shares for cash, reductions of capital (subject to sanction by the Court) and certain repurchases of shares, may be authorised by a special resolution passed at a general meeting of shareholders. Subject to the provisions of the UK Companies Act, if at such time the capital of the company is

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divided into different classes of shares and the amendment or other resolution would cause any of the special rights attached to any class of shares to be varied or abrogated, the amendment must also be sanctioned by the holders of shares representing at least three-quarters in nominal value of the class concerned who vote. Gemini has only one class of shares, namely Gemini Shares.

  The UK Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of its shareholders (or any class of its creditors) and are used for certain types of reconstructions, amalgamations, capital reorganisations or takeovers, such as the Scheme.

  Schemes of arrangement require the approval at an extraordinary general meeting of the company convened by order of the Court of a majority in number representing three-fourths in value of the shareholders or class of shareholders or creditors or class of creditors present and voting either in person or by proxy, and the sanction of the Court. Any shareholder who votes against a scheme of arrangement may raise any objections in respect of the scheme at the hearing of the Court to sanction the scheme, and the Court may take any such objections into account in determining whether to sanction the scheme. Once so approved and sanctioned, all shareholders or creditors (of the relevant class) are bound by the terms of the scheme; a dissenting shareholder or creditor would have no rights comparable to dissenter's rights described below. A scheme of reconstruction under section 110 of the UK Insolvency Act 1986 may be made when a company is being wound-up voluntarily under which, with the sanction of a special resolution of shareholders in a general meeting, the whole or part of the company's business or property is transferred to a second company in consideration for the issue or transfer to shareholders of shares in the second company. Any dissenting shareholder can require the liquidator to abstain from carrying the resolution into effect or to purchase his or her interest at a price agreed or determined by arbitration.

  The UK Companies Act also provides that where a "takeover offer" (as defined therein) is made for the shares of a company incorporated in the UK and, within four months of the date of the offer the offeror has, by virtue of acceptances of the offer, acquired or contracted to acquire not less than nine-tenths in value of the shares of any class to which the offer relates, the offeror may, within two months of reaching the nine-tenths level, by notice require shareholders who do not accept the offer to transfer their shares on the terms of the offer to the offeror. A dissenting shareholder may apply to the Court within six weeks of the date on which such notice was given objecting to the transfer or its proposed terms. The Court is unlikely (in the absence of fraud or oppression) to exercise its discretion to order that the merger not take effect, but it may specify such terms of the transfer as it finds appropriate. A minority shareholder is also entitled in these circumstances to require the offeror to acquire his or her shares on the terms of the offer.

  In the UK, takeovers of public companies such as Gemini are regulated by the City Code. The City Code is administered by the Panel, a body comprising representatives of certain City of London financial and professional institutions which oversees the conduct of such takeovers. One of the provisions of the City Code is to the effect that: (1) when any person acquires, whether by a series of transactions over a period of time or not, shares which (taken together with shares held or acquired by persons acting in concert with him or her) carry 30 percent or more of the voting rights of a public company or (2) when any person, together with a person acting in concert with him or her, holds not less than 30 percent but not more than 50 percent of the voting rights and such person acting in concert with him or her acquires in any period of 12 months additional shares which increase his or her percentage of voting rights, such person must generally make an offer for all of the equity shares of the company (whether voting or non-voting) for cash, or accompanied by a cash alternative, at not less than the highest price paid for the relevant shares during the 12 months preceding the date of the offer.

  Section 203 of the DGCL prohibits a corporation that has securities traded on a national securities exchange, authorised for quotation on NASDAQ or held of record by more than 2,000 stockholders from engaging in certain business combinations, including a merger, sale of substantial assets, loan or substantial issuance of stock, with an interested stockholder, or an interested stockholder's affiliates or associates, for a three-year period beginning on the date the interested stockholder acquires 15 percent or more of the outstanding voting stock of the corporation. The restrictions on business combinations do not apply if (1) the board of directors gives prior approval to the transaction in which the 15 percent ownership level is exceeded, (2) the interested stockholder acquires, in the transaction pursuant to which the interested stockholder becomes the owner of 15 percent or more of the outstanding stock, 85 percent of the corporation's stock (excluding certain stock) or (3) the business combination is approved by the board of directors and authorised at a meeting of stockholders by the holders of at least two-thirds of the outstanding voting stock, excluding shares owned by the interested stockholder. A Delaware corporation may elect, pursuant to its certificate of incorporation or bylaws, not to be governed by this provision. SEQUENOM has not made such election in its Certificate of Incorporation or Bylaws and, accordingly, is subject to the provisions of section 203 of the DGCL.

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Rights of inspection

  Except when closed in accordance with the provisions of the UK Companies Act, the register and index of names of shareholders of a company, together with certain other registers required to be maintained by such a company, may be inspected during business hours by its shareholders, without charge, and by other persons upon payment of a fee, and copies may be obtained on payment of a fee. The shareholders of an English public company may, without charge, also inspect the minutes of meetings of the shareholders during business hours and obtain copies upon payment of a fee. The published directors' report and audited annual accounts of a public company are required to be laid before the shareholders in a general meeting and a shareholder is entitled to a copy of such reports and accounts. Copies are filed with the Registrar of Companies in England and Wales from whom copies are publicly available upon payment of the appropriate fee. The shareholders of Gemini have no rights to inspect its accounting records or minutes of meetings of the Directors. Certain registers required to be kept by the company are open to public inspection and service contracts of directors of the company (which have more than 12 months unexpired or require more than 12 months' notice to terminate) must be available for inspection during business hours.

  The DGCL allows any stockholder, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, during normal business hours, the corporation's stock ledger, a list of its stockholders and its other books and records, and to make copies or extracts therefrom. A proper purpose is a purpose reasonably related to such person's interest as a stockholder.

Classification of the board of directors

  English law permits a company to provide for the classification of the board of directors with respect to the time for which directors severally hold office. No such classification is made in the Gemini Articles of Association. The Gemini Articles of Association provide that the number of directors shall not be less than two. There is no maximum number of permitted directors. The office of a director shall be vacated in certain limited circumstances including resignation, bankruptcy, mental ill health, absence from meetings of the Gemini Board for six consecutive months, by operation of law or the constitutional documents of Gemini and where resignation is requested or if his or her contract of service expires or is terminated and is not renewed within 14 days.

  Under the DGCL, the certificate of incorporation or bylaws of a Delaware corporation may provide for the classification of the board of directors in order to stagger the terms of directors. The term "classified board" generally means the specification of selected board seats for a term of more than one year (but not more than three years), with different classes of board seats coming up for election each year. The SEQUENOM Certificate of Incorporation and Bylaws provide that the SEQUENOM Board is divided into three classes, with the directors of each class serving three year terms, with one class of directors to be elected at each annual meeting of stockholders.

Removal of directors

  Under the UK Companies Act, shareholders have the right to remove a director without cause by ordinary resolution of which special notice (28 clear days) has been given to the company, irrespective of the provisions of the articles of association of the company.

  Under the DGCL, except in the case of a classified board of directors or where cumulative voting applies, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at the election of directors, unless the certificate of incorporation provides otherwise.

  Under SEQUENOM's Certificate of Incorporation and Bylaws, directors may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of SEQUENOM Stock entitled to vote at an election of directors.

Vacancies on the board of directors

  Under the Articles of Association of Gemini, its shareholders may, by ordinary resolution at a meeting, appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. The Gemini Board also has the power to appoint a director who is willing to act to be a director to fill a vacancy or as an additional director.

  Under the DGCL, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or a sole remaining director, unless otherwise provided in the certificate of incorporation or bylaws (and unless the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall

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fill such vacancy). The DGCL also provides that if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the entire board of directors as constituted immediately prior to any increase, the Delaware Court of Chancery may, upon application of any stockholder or stockholders holding at least 10 percent of the outstanding voting stock, summarily order an election to be held to fill any such vacancies or newly created directorships or to replace the directors chosen by the directors then in office. The SEQUENOM Certificate of Incorporation provides that any additional directorships resulting from an increase in the number of directors will be apportioned among the three classes as equally as possible as determined by the SEQUENOM Board.

  The SEQUENOM Bylaws provide that (1) vacancies may be filled only by a two-thirds majority of the directors then in office or by a sole remaining director and (2) if there are no directors in office, then an election of directors may be held in the manner provided under the DGCL, provided that each director is elected by an affirmative vote of at least 66 2/3 percent of the SEQUENOM Stockholders.

Exculpation and indemnification of directors and officers

  English law does not permit a company to indemnify a director or an officer of the company or any person employed by the company as an auditor against any liability that, by virtue of any rule of law, would otherwise attach to him or her in respect of negligence, default, breach of duty or breach of trust in relation to the company, except liability incurred by such director, officer or auditor in defending any legal proceedings (whether civil or criminal) in which judgment is given in his or her favour or in which he or she is acquitted or in certain instances in which, although he or she is liable, a court finds that such director, officer or auditor acted honestly and reasonably and that, with regard to all the circumstances, he or she ought fairly to be excused and relief is granted by the court. Section 310 of the UK Companies Act enables companies to purchase and maintain insurance for directors, officers and auditors against any liability that would otherwise attach to them in respect of any negligence, default, breach of duty or breach of trust in relation to the company. Gemini has purchased and maintains in force such insurance.

  As permitted by the DGCL, the SEQUENOM Certificate of Incorporation includes a provision eliminating the liability of a SEQUENOM director for monetary damages to SEQUENOM or SEQUENOM Stockholders by reason of such director's breach of fiduciary duty, except for liability for:

  . any breach of the director's duty of loyalty to SEQUENOM or SEQUENOM Stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  unlawful dividend payments or unlawful stock purchases or redemptions;
     or

  . any transaction from which the director derived an improper personal benefit.

  The DGCL provides that a corporation may, and in certain circumstances must, indemnify its directors, officers, employees and agents for expenses, judgments or settlements actually and reasonably incurred by them in connection with suits and other legal actions or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In any such suit or action brought by or on behalf of the corporation, such indemnification is limited to expenses reasonably incurred in defense or settlement of the suit or action. The DGCL also permits a corporation to adopt procedures for advancing expenses to directors, officers and others without the need for a case-by-case determination of eligibility, so long as, in the case of directors and officers, they undertake to repay the amounts advanced if it is ultimately determined that the director or officer was not entitled to be indemnified. In addition, the DGCL permits corporations to purchase and maintain insurance for directors and officers against liability for expenses, judgments or settlements, whether or not the corporation would have the power to indemnify such persons therefor.

  The SEQUENOM Bylaws generally require SEQUENOM to indemnify its directors and executive officers to the fullest extent not prohibited by law (subject to any agreements with such directors and executive officers limiting such indemnification), and authorises SEQUENOM to indemnify its other officers, employees and agents as set forth in the DGCL. The SEQUENOM Bylaws also require SEQUENOM to advance expenses incurred by its directors and executive officers, so long as they undertake to repay amounts advanced if it is ultimately determined that the director or executive officer was not entitled to be indemnified. However, the SEQUENOM Bylaws provide that SEQUENOM (1) is not required to indemnify any director or executive officer in connection with certain proceedings initiated by such director or executive officer and (2) is not required to advance

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expenses if a determination is reasonably and promptly made by a majority vote of a quorum consisting of SEQUENOM directors who were not parties to the proceeding or, if such quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the director or executive officer demonstrate clearly and convincingly that such director or executive officer acted in bad faith or in a manner that such director or executive officer did not believe to be in, or was not opposed to, the best interests of SEQUENOM. The SEQUENOM Bylaws authorise SEQUENOM, upon approval of the SEQUENOM Board, to purchase insurance on behalf of any person required or permitted to be indemnified pursuant to the SEQUENOM Bylaws.

  SEQUENOM has also entered into agreements to indemnify SEQUENOM's directors and executive officers, in addition to the indemnification provided for in the SEQUENOM Bylaws. SEQUENOM believes that these provisions and agreements are necessary to attract and retain qualified directors and executives.

Shareholders' suits

  In addition to having the right to institute a lawsuit on behalf of the company in certain limited circumstances under English law, section 459 of the UK Companies Act permits a shareholder whose name is on the register of members of the company (including US persons) to apply for a court order when the company's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of the shareholders generally or some part of the shareholders, including at least the petitioning shareholder, or where any actual or proposed act or omission of the company is or would be so prejudicial. A court, when granting relief in an action complaining of unfair prejudice, has wide discretion, including authorising civil proceedings to be brought in the name of the company by a shareholder on such terms as the court may direct. Except in these limited respects, English law does not permit class-action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

  Under the DGCL, a shareholder may institute a lawsuit against one or more directors, either on his or her own behalf, or derivatively on behalf of the corporation. An individual stockholder may also commence a lawsuit on behalf of himself or herself and other similarly situated stockholders when the requirements for maintaining a class action under Delaware law have been met. The DGCL enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except as set forth above. SEQUENOM's Certificate of Incorporation contains this provision and eliminates a SEQUENOM director's monetary liability in a lawsuit by or on behalf of SEQUENOM or in an action by SEQUENOM to the fullest extent permitted by the DGCL.

Disclosure of interests

  Sections 198 to 202 of the UK Companies Act provide that a person (including a company and other legal entities) who acquires an interest or becomes aware that he has acquired an interest of three percent or more of any class of shares comprised in a public company's "relevant share capital" (which, for these purposes, means that company's issued share capital carrying rights to vote in all circumstances at general meetings of the company) is obliged to notify that company of his or her interest within two business days following the day on which the obligation arises. Thereafter, any changes, in respect of a whole percentage increase or decrease rounded down to the next whole number or which reduce such interest below 3 percent, must be notified to the company. The Gemini Shares are "relevant share capital" for this purpose.

  In addition, the UK Companies Act provides that a public company may, by notice in writing (a "Section 212 Notice"), require a person whom the company knows or has reasonable cause to believe to be, or to have been at any time during the three years immediately preceding the date on which the notice is issued, interested in shares comprised in the company's "relevant share capital" to confirm that fact or (as the case may be) to indicate whether or not that is the case, and when he or she holds or has, during the relevant time, held an interest in such shares, to give such further information as may be required relating to his or her interest and any other interest in the shares of which he or she is aware. The disclosure must be made within such reasonable period as may be specified in the relevant notice (which may, depending on the circumstances, be as short as one or two days).

  For the purpose of the above obligations, the interest of a person in shares means any kind of interest in shares, including interests in any shares (1) in which his or her spouse, or his or her child or stepchild under the age of 18, is interested, (2) if a corporate body is interested in them and either (a) that corporate body is or its directors are accustomed to act in accordance with that person's directions or instructions or (b) that person is entitled to control or controls one-third or more of the voting power of that corporate body or (3) if another party is interested in shares and the person and that other party are parties to a "concert party" agreement under section 204 of the UK Companies Act (being an agreement that provides for one or more parties to it to acquire interests in shares of a particular public company, which imposes obligations or restrictions on any one or more of the parties as to the use, retention or disposal of such interests acquired pursuant to such agreement and any interest in the company's shares is in fact acquired by any of the parties pursuant to the agreement). A "concert party" agreement need not be evidenced in writing.

  When a Section 212 Notice is served by a company on a person who is or was interested in shares of the company and that person fails to give the company any information required by the notice within the time specified in the notice, the company may apply to the court for an order directing that the shares in question be subject to restrictions prohibiting, inter alia, any transfer of those shares, the exercise of voting rights in respect of such shares, the issue of further shares in respect of such shares and, other than in a liquidation, payments, including dividends, in respect of such shares. Such restrictions may also void any agreement to transfer such shares. In addition, a person who fails to fulfill the obligations described above is subject to criminal penalties in the UK.

  In addition, where a company such as Gemini, is subject to the City Code and is in an "offer period" (as Gemini currently is), Rule 8 of the City Code requires disclosure (by no later than 12 noon (London time) on the London Business Day following the date of the transaction) of certain dealings in Gemini Shares and SEQUENOM Stock, including dealings by Gemini or SEQUENOM (and by "Associates", as defined in the City Code) and by persons who own or control (directly or indirectly) one percent or more of such securities or as a result of any transaction will so own or control one percent or more.

  Acquirors of SEQUENOM Stock who become the beneficial owner of more than 5 percent of the issued and outstanding SEQUENOM Stock are subject to disclosure requirements under section 13(d) of the Exchange Act and Rule 13d-1 thereunder and must file a Schedule 13D or 13G, as the case may be, within the time parameters specified for such schedule, including, in the case of Schedule 13D, requirements to file certain specified information with the SEC within 10 days after the acquisition of the SEQUENOM Stock which gives rise to the disclosure obligation, and send a copy of the Schedule 13D or 13G, as the case may be, to SEQUENOM and to the securities exchange on which the security is traded.

Borrowing powers

  The Articles of Association of Gemini provide that, subject to the other provisions of the Articles, the Gemini Board may exercise all the powers of Gemini to borrow money and to mortgage and charge its property, undertaking and assets, both present and future, including its uncalled capital, and to issue debentures and other securities. However, contractual provisions in respect of such powers may restrict such powers of Gemini.

  The SEQUENOM Certificate of Incorporation and the SEQUENOM Bylaws do not contain any restriction on the powers of SEQUENOM to borrow money, encumber its property and assets, issue debentures and other securities or give guarantees. However, contractual provisions in respect of such powers may restrict such powers of SEQUENOM.

                                 APPENDIX VIII

                            Additional information

1RESPONSIBILITY

   The Directors accept responsibility for the information contained in this document other than that relating solely to the SEQUENOM Group (and persons acting in concert with SEQUENOM), the directors of SEQUENOM, connected persons of the SEQUENOM Group and its directors and SEQUENOM Stock. To the best of the knowledge and belief of the Directors (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

   The directors of SEQUENOM accept responsibility for the information contained in this document relating solely to the SEQUENOM Group (and persons acting in concert with SEQUENOM), the directors of SEQUENOM, connected persons of the SEQUENOM Group and its directors and SEQUENOM Stock. To the best of the knowledge and belief of the directors of SEQUENOM (having taken all reasonable care to ensure that such is the case), the information contained in this document for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

2DIRECTORS

2.1Gemini Genomics plc

    Michael Fitzgerald      Non-executive Chairman
    Dr. Paul Kelly          President and Chief Executive Officer
    Jeremy Ingall           Non-executive Director
    Dr. Roberto Rosenkranz  Non-executive Director
    Sir Walter Bodmer       Non-executive Director

   The registered office of Gemini, which is also the business address of the Directors, is at 162 Science Park, Milton Road, Cambridge CB4 0GH, England.

2.2SEQUENOM, Inc.

    Helmut Schuhsler     Non-executive Chairman
    Antonius Schuh       President and Chief Executive Officer
    Charles Cantor       Chief Scientific Officer
    Ernst-Gunter Afting  Non-executive Director
    John Lucas           Non-executive Director
    Kris Venkat          Non-executive Director

   The principal place of business of SEQUENOM and the business address of the directors of SEQUENOM is at 3595 John Hopkins Court, San Diego, California 92121, USA.

3MARKET QUOTATIONS

     Gemini Shares and SEQUENOM Stock are traded on NASDAQ. The following table sets out the closing price quotations for Gemini Shares and for SEQUENOM Stock on NASDAQ, in each case for the first day that NASDAQ is open for business in each of the six months prior to the date of this document, for 25 May 2001 (being the New York Business Day prior to the commencement of the Offer Period) and for the Printing Date:

                                                                       Price per
    Date                                                  Price per    SEQUENOM
    2001                                                Gemini ADS ($) Share ($)
    ----                                                -------------- ---------
    2 January..........................................      5.87        13.19
    1 February.........................................      6.13        19.94
    1 March............................................      4.19        11.94
    2 April............................................      4.50        9.09
    1 May..............................................      3.95        12.51
    25 May.............................................      5.60        17.68
    1 June.............................................      6.00        15.60
    18 July............................................      4.41        11.28

4GEMINI DIRECTORS' INTERESTS

4.1 The interests of the Directors and their families (as interpreted in the manner described in Parts VI and X of the UK Companies Act and related regulations) in the share capital of Gemini (all of which are legal and beneficial interests unless otherwise stated) as at the Printing Date were as follows:

                                                         Number of Gemini Shares
    Name of beneficial owner                             beneficially owned(/1/)
    ------------------------                             -----------------------
    Michael Fitzgerald(/2/).............................              20,435,640
    Dr. Paul Kelly(/3/).................................               3,090,140
    Jeremy Ingall(/4/)..................................               1,579,845
    Dr. Roberto Rosenkranz..............................                 586,846
    Sir Walter Bodmer...................................                 340,000

   --------
   (1)Includes Gemini Shares held in the form of Gemini ADSs and includes vested share options.
   (2) Includes 16,730,000 Gemini Shares beneficially owned by Michael Fitzgerald through one of his affiliates, Genelink Holdings Ltd., 3,151,000 Gemini Shares beneficially owned by Michael Fitzgerald through one of his affiliates, Raddison Trustee Ltd., and 17,640 Gemini Shares held by Cloverleaf Holdings Limited, a company controlled by Michael Fitzgerald.
   (3) Includes 2,545,140 Gemini Shares beneficially owned by Paul Kelly through one of his affiliates, R&H Trust Co. (Jersey) Limited.
   (4) Includes 42,012 Gemini Shares beneficially owned by Jeremy Ingall through one of his affiliates, Nagellan Capital Pty. Limited.

4.2 The following table provides summary information for each of the Directors who had options to purchase, or suscribe for, Gemini Shares as of the Printing Date pursuant to the Gemini Share Option Schemes:

                                                 Number of
                                               Gemini Shares Exercise
                                                underlying   price per Exercise price
                                                the options   Gemini   per Gemini ADS      Option
                               Date of grant       held      Share ($)      ($)       expiration date
                              ---------------- ------------- --------- -------------- ---------------- ---
    Michael Fitzgerald......      26 July 2000       537,000       --              14     26 July 2010
    Dr. Paul Kelly..........      26 July 2000       543,000       --              14     26 July 2010
    Jeremy Ingall...........       1 July 1997       172,000      0.58            --       1 July 2004
                                  26 July 2000       280,000       --           14.00     26 July 2010
                               8 November 2000       500,000       --           14.00  8 November 2010
                              28 February 2001       500,000       --            4.50 28 February 2011
    Dr. Roberto Rosenkranz..       1 June 1999       172,000      1.11            --  31 December 2004
                                  26 July 2000       280,000       --              14     26 July 2010
    Sir Walter Bodmer.......       1 June 1997       200,000      0.43            --       1 June 2004
                                  26 July 2000       140,000       --              14     26 July 2010

5SEQUENOM DIRECTORS' AND EXECUTIVE OFFICERS' INTERESTS

5.1 The beneficial interests of the directors and executive officers of SEQUENOM and, where applicable, their spouses in SEQUENOM Shares on the Printing Date were as indicated below. SEQUENOM Shares are deemed to be beneficially owned by the individuals listed below if such individual has the right to acquire SEQUENOM Shares as of the Printing Date (for example, upon the exercise of an option in respect of a SEQUENOM Share):

                                                             Number of SEQUENOM
                                                             Shares beneficially
    Name of beneficial owner                                        owned
    ------------------------                                 -------------------
    Dr. Ernst-Gunter Afting(/1/)............................             110,000
    Dr. Andreas Braun(/2/)..................................             262,300
    Dr. Charles R. Cantor(/3/)..............................             394,213
    Delbert Foit, Jr.(/4/)..................................             129,040
    John E. Lucas(/5/)......................................              66,535
    Dr. Antonius Schuh(/6/).................................             462,799
    Dr. Helmut Schuhsler(/7/)...............................           2,234,664
    Dr. Karsten Schmidt(/8/)................................              30,833
    Dr. Kris Venkat(/9/)....................................              37,885
    Stephen L. Zaniboni(/10/)...............................             316,501

   --------
   (1) Includes 15,000 SEQUENOM Shares underlying unvested options that are immediately exercisable.
   (2) Includes 54,099 SEQUENOM Shares underlying vested options. Also includes 62,292 SEQUENOM Shares that are subject to a right to repurchase.
   (3) Includes 33,102 SEQUENOM Shares underlying vested options. Also includes 40,834 SEQUENOM Shares that are subject to a right to repurchase.
   (4) Includes 2,570 SEQUENOM Shares beneficially owned by Mr. Foit and held of record by Mr. Foit's wife. Also includes 86,101 SEQUENOM Shares underlying vested options. Also includes 2,500 SEQUENOM Shares that are subject to a right to repurchase.
   (5) Reflects 50,385 SEQUENOM Shares held of record by Mr. Lucas and 1,150 SEQUENOM Shares beneficially owned by Mr. Lucas and held of record by persons related to Mr. Lucas. Also includes 15,000 SEQUENOM Shares underlying unvested options that are immediately exercisable.
   (6) Includes 136,799 SEQUENOM Shares underlying vested options. Also includes 51,916 SEQUENOM Shares that are subject to a right to repurchase.
   (7) Reflects 85,480 SEQUENOM Shares held of record by Dr. Schuhsler and 2,134,184 SEQUENOM Shares held by entities affiliated with TVM Techno Venture Management GmbH ("TVM Techno GmbH"). Dr. Schuhsler is the managing partner of TVM Techno GmbH and disclaims ownership of the SEQUENOM Shares beneficially held by the fund and its affiliates, except to the extent of his pecuniary interest therein. Also includes 15,000 SEQUENOM Shares underlying unvested options that are immediately exercisable.
   (8) Includes 8,333 SEQUENOM Shares underlying vested options. Also includes 7,500 SEQUENOM Shares that are subject to a right of repurchase.
   (9) Includes 20,000 SEQUENOM Shares underlying vested options and 15,000 SEQUENOM Shares underlying unvested options that are immediately exercisable.
   (10) Includes 124,290 SEQUENOM Shares held of record by Mr. Zaniboni and 138,112 SEQUENOM Shares beneficially owned by Mr. Zaniboni and held of record by a trust related to Mr. Zaniboni. Also includes 54,099 SEQUENOM Shares underlying vested options and 55,260 SEQUENOM Shares that are subject to a right to repurchase.

5.2 The directors and executive officers of SEQUENOM held the following options over SEQUENOM Shares on the Printing Date:

                                               Number of SEQUENOM Exercise price
                                               Shares underlying   per SEQUENOM       Option
                               Date of grant    the options held    Share ($)    expiration date
                             ----------------- ------------------ -------------- ----------------
    Dr. Ernst-Gunter
     Afting.................       1 June 2001       15,000(/1/)       15.00          31 May 2011
    Dr. Andreas Braun.......       1 June 2001       50,000(/3/)       15.00          31 May 2011
                                  31 July 2000       50,000(/3/)       28.31         30 July 2010
                               4 February 2000       36,000(/2/)       95.38      3 February 2011
    Dr. Charles R. Cantor...       1 June 2001       50,000(/3/)       15.00          31 May 2011
                                  31 July 2000       20,000(/3/)       28.31         30 July 2010
                               4 February 2000       45,000(/2/)       95.38      3 February 2011
    Delbert Foit, Jr. ......       1 June 2001       20,000(/3/)       15.00          31 May 2011
                                  31 July 2000       20,000(/3/)       28.31         30 July 2010
                               4 February 2000       27,000(/2/)       95.38      3 February 2011
                                  9 April 1999       60,000(/4/)        3.00         9 April 2009
    John E. Lucas...........       1 June 2001       15,000(/1/)       15.00          31 May 2011
    Dr. Helmut Schuhsler....       1 June 2001       15,000(/1/)       15.00          31 May 2011
    Dr. Antonius Schuh.....        1 June 2001      150,000(/3/)       15.00          31 May 2011
                                  31 July 2000      150,000(/3/)       28.31          31 May 2010
                               4 February 2000       36,000(/2/)       95.38      3 February 2011
    Dr. Karsten Schmidt.....  20 February 2001       10.000(/2/)       13.63     19 February 2011
                               21 October 1999        7,500(/2/)        3.00      20 October 2009
    Dr. Kris Venkat.........  20 February 2001       15,000(/2/)      13.625     19 February 2011
                                  9 April 1999       20,000(/3/)        3.00         9 April 2009
    Stephen L. Zaniboni.....       1 June 2001       50,000(/3/)       15.00          31 May 2011
                                  31 July 2000       50,000(/3/)       28.31         30 July 2010
                               4 February 2000       36,000(/2/)       95.38      3 February 2011

   --------
   (1) The options were granted subject to obtaining SEQUENOM Stockholder approval or confirmation from the National Association of Securities Dealers, Inc. ("NASD") that no SEQUENOM Stockholder approval is required. SEQUENOM is in the process of soliciting confirmation that no SEQUENOM Stockholder approval is required from the NASD. In the event that SEQUENOM Stockholder approval for these director option grants is required by the NASD and SEQUENOM does not receive SEQUENOM Stockholder approval for these grants, the number of options granted will be reduced to 3,000 from 15,000.
   (2) The options granted become exercisable on a monthly basis following the date of grant at the rate of 1/48th of the shares subject to the option per month for four years. The options expire ten years from the date of the grant, or earlier upon termination of employment. Upon a change of control of SEQUENOM, all unvested stock options become fully exercisable.
   (3) Upon achievement of each of three performance-based milestones established by SEQUENOM's Compensation Committee, 33 1/3 percent of the options granted become exercisable. Otherwise, the options granted become exercisable on a monthly basis following the date of grant at the rate of 1/48th of the SEQUENOM Shares subject to the option per month for four years. The options expire ten years from the date of grant, or earlier upon termination of employment. Upon a change of control of SEQUENOM, all unvested stock options shall become fully exercisable.
   (4) 25 percent of the options granted become exercisable on the first anniversary of the employment date and thereafter the remaining options granted become exercisable on a monthly basis at the rate of 1/36th of the SEQUENOM Shares subject to the option per month for three years. The options expire ten years from the date of grant, or earlier upon termination of employment. Upon a change of control of SEQUENOM, all unvested stock options become fully exercisable.

5.3 The beneficial interests of the directors and executive officers of SEQUENOM and, where applicable, their spouses in Gemini Shares on the Printing Date were as follows:

                                                       Number of Gemini Shares
    Name of beneficial owner                             beneficially owned
    ------------------------                           -----------------------
    Dr. Andreas Braun.................................                 200

5.4 The following SEQUENOM Stockholders have a potential direct or indirect interest of 5 percent or more in the share capital of SEQUENOM after the Effective Date:

                                                  Beneficial ownership(/1/)
                                              ---------------------------------
                                              Number of Printing Date Pro forma
                                              SEQUENOM   percent of    percent
    Name of beneficial owner                   Shares       total     of total
    ------------------------                  --------- ------------- ---------
    Helmut Schuhsler, Ph.D.(/2/) ...........  2,219,664     9.11        5.95
    Hubert Koster, Ph.D.(/3/)...............  1,858,003     7.63        4.98
    Funds affiliated with TVM Techno Venture
     Management(/4/)........................  2,134,184     8.76        5.72

   --------
   (1) This table is based upon information supplied by officers, directors and principal SEQUENOM Stockholders and Schedules 13D and 13G, if any, filed with the SEC. To SEQUENOM's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all SEQUENOM Shares shown as beneficially owned by them. Applicable percentages are calculated using 37,314,158 SEQUENOM Shares outstanding after giving effect to the completion of the Transaction and are based on 24,365,706 SEQUENOM Shares outstanding as of the Printing Date.
   (2) Reflects 85,480 SEQUENOM Shares held of record by Dr. Schuhsler and 2,134,184 SEQUENOM Shares held by entities affiliated with TVM
        Techno Venture Management GmbH ("TVM Techno GmbH"). Dr. Schuhsler is the managing partner of TVM Techno GmbH and disclaims ownership of the shares beneficially held by the fund and its affiliates, except to the extent of his pecuniary interest therein. Does not include
        15,000 SEQUENOM Shares underlying unvested options that are immediately exercisable.
        Helmut Schuhsler, Ph.D., 42, has served as SEQUENOM's Chairman of the Board since 1996. Since 1998, Dr. Schuhsler has served as a managing partner at TVM Techno GmbH a German and US venture capital firm. He has been with TVM Techno GmbH since 1990 and has been responsible for over 25 healthcare investments of the firm. He is currently a director of several biotechnology and instrumentation companies, including Medigene AG and GPC Biotech. Dr. Schuhsler earned a Ph.D. in the Social and Economic Sciences from the University of Economics in Vienna, Austria. Dr. Schuhsler can be reached at TVM Techno Venture Management GmbH, Maximilianstr. 35, Entrance C, D-80539, Munich, Germany.
   (3) Hubert Koster, Ph.D., 61, was SEQUENOM's founder, President, Chief Executive Officer and a member of SEQUENOM's board of directors and SEQUENOM's scientific advisory board. Dr Koster resigned as SEQUENOM's President and Chief Executive Officer and as a member of SEQUENOM's Board in May 2000. In 1978, Dr. Koster was appointed tenured professor of organic chemistry and biochemistry at Hamburg University, Germany. Dr. Koster founded Biosyntech GmbH, the first biotech company in Germany in 1981 and served on its board of directors and scientific advisory board. In 1987, he co-founded MilliGen/Biosearch, the biotech division of Millipore Corporation in Bedford, Massachusetts, USA, and served as vice president of science and technology. Dr. Koster currently holds more than 20 patents and authored more than 110 publications prior to founding SEQUENOM in 1994. Dr. Koster studied chemistry at Hamburg University, completed doctoral research at the Max Planck Institute for Experimental Medicine in Gottingen, Germany, and completed post-doctoral research work at the Max Planck Institute for Virus Research in Tubingen, Germany. Dr. Koster's address is Via delle Scuole 1, CH-6900 Lugano-Cassarate, Switzerland.
   (4)  Represents 538,461 SEQUENOM Shares owned by TVM Medical Ventures
        GmbH and Company KG ("TVM Medical"); 316,899 SEQUENOM Shares owned by TVM Techno Venture Enterprises No. II L.P. ("TVM Techno");
        211,267 SEQUENOM Shares owned by TVM Intertech L.P. ("TVM
        Intertech"); 387,832 SEQUENOM Shares owned by TVM Eurotech L.P.
        ("TVM Eurotech"); and 679,725 SEQUENOM Shares owned by TVM Zweite Beteiligung-U.S. L.P. ("TVM Zweite"). Dr. Schuhsler, a director of SEQUENOM, is: (a) a managing director of TVM Techno GmbH, (b) a member of the board of management of TVM Medical and (c) a managing member of TVM Management LLC, the general partner of TVM Techno
        Venture Management L.P. which is a general partner of TVM Techno, TVM Intertech, TVM Eurotech and TVM Zweite (collectively, the "TVM Entities"). Dr. Schuhsler disclaims beneficial ownership of all SEQUENOM Shares issued or issuable to the foregoing entities, except to the extent of his pecuniary interest therein, but exercises shared voting and investment power with respect to some of these SEQUENOM Shares. All of the TVM Entities disclaim group attribution. TVM Techno GmbH is a German-US venture capital company that focuses its investments on two industries: information and communication technology and life science. TVM Techno GmbH has been operating for over 17 years since its formation in 1983 and entities affiliated with TVM Techno GmbH funds have made investments in more than 180 technology companies in 8 countries. Leading investors in TVM Techno GmbH funds include, among others, Private Equity Holding (Bank Vontobel), Hog (Technologie-Beteiligungs-Gesellschaft der Deutschen Ausgleichsbank), Alpinevest, Siemens Venture Capital, Kredietbank Luxembourg, Versicherungskasse der Stadt Zurich, Helvetia Patria Versicherungen, the Government of Singapore, Minnesota Life Insurance Company, Dresdner Kleinwort Wasserstein, BT Investment Partners (Deutsche Bank) BHF-Bank, Industriekreditbank, ERC Frankona/GE Capital and the University of Pittsburg Medical Center. TVM Techno GmbH has had an office in Munich, Germany since 1984 and in Boston, USA since 1986 and opened a San Francisco, USA office in 2000. TVM Techno GmbH's address is Maximilianstr. 35, Entrance C, D-80539, Munich, Germany.

6    SIGNIFICANT SHAREHOLDERS OF GEMINI

6.1 The following sets forth certain information with respect to ownership of Gemini Shares on the Printing Date by any person known to Gemini (other than the Directors) to own more than 3 percent of the Gemini share capital (as disclosed to Gemini pursuant to notifications received under sections 198-202 of the UK Companies Act):

                                                         Number of   Percentage
                                                           Gemini   beneficially
    Name of beneficial owner(/1/)                          Shares    owned(/1/)
    -----------------------------                        ---------- ------------
    Michael Fitzgerald(/2/)............................. 20,435,640     31.6
    Dr. Alejandro Zaffaroni(/3/)........................  4,800,740      7.4
    Rahn & Bodmer Banquiers Zurich......................  4,318,420      6.7
    Dr. Paul Kelly(/4/).................................  3,090,140      4.8

   --------
   (1) Includes Gemini Shares held in the form of Gemini ADSs and includes vested share options.
   (2) Includes 16,730,000 Gemini Shares beneficially owned by Michael Fitzgerald through one of his affiliates, Genelink Holdings Ltd., 3,151,000 Gemini Shares beneficially owned by Michael Fitzgerald through one of his affiliates, Raddison Trustee Ltd., and 17,640 Gemini Shares held by Cloverleaf Holdings Limited, a company controlled by Michael Fitzgerald.
   (3) Includes 3,020,480 Gemini Shares beneficially owned by Dr. Zaffaroni through one of his affiliates, the Zaffaroni Revocable Trust, and 884,060 Gemini Shares beneficially owned by Dr. Zaffaroni through one of his affiliates, the Zaffaroni Family Partnership, L.P.
   (4) Includes 2,545,100 Gemini Shares beneficially owned by Dr. Paul Kelly through one of his affiliates, R&H Trust Co. (Jersey) Limited.

7    SHAREHOLDINGS AND DEALINGS

   In this document, "Disclosure Period" means the period commencing on 28 May 2000 (being twelve months prior to the commencement of the Offer Period) and ending at the close of business (New York time) on the Printing Date.

7.1  Gemini

   Set out below are the dealings by the Directors in Gemini ADSs during the Disclosure Period. The Directors have not exercised any share options during the Disclosure Period:

                                                                        Number
                                                               Price      of
                                                             per Gemini Gemini
    Name(/1/)                      Date        Purchase Sale  ADSs ($)   ADSs
    ---------                ----------------- -------- ---- ---------- ------
    Paul Kelly.............. 28 September 2000     X           14.625    1,000
    Jeremy Ingall...........  15 February 2001     X            4.938   10,000
                                  20 June 2001     X             6.15   21,006(/2/)
    Roberto
     Rosenkranz(/3/)........         July 2000     X               14   10,000

   (1) On or around 19 February 2001, Michael Fitzgerald transferred 362,430 Gemini ADSs to Jeremy Ingall at a price of $4.75 per Gemini ADS.
   (2) Acquired through an affiliate, Nagellan Capital Pty. Limited.
   (3) Acquired in the initial public offering of Gemini, including the purchase of 5,000 Gemini ADSs by family members of Dr. Rosenkranz.

7.2  SEQUENOM

   7.2.1 The directors and executive officers of SEQUENOM set forth below effected the following transactions in SEQUENOM Stock during the Disclosure Period. All options to purchase SEQUENOM Shares granted during the Disclosure Period to SEQUENOM's directors and executive officers are set forth in paragraph 5.2 of this Appendix VIII. The directors and executive officers of SEQUENOM referred to below and in paragraph 5.2 of this Appendix VIII have not exercised any share options during the Disclosure Period:

                                                                                       Number
                                                                        Price per        of
                                                                     SEQUENOM Share   SEQUENOM
    Name                             Date          Purchase  Sale          ($)         Shares
    ----                     --------------------- -------- ------  ----------------- --------
    Dr. Ernst-Gunter
     Afting.................          18 June 2001            X     12.95               2,748
                                      18 June 2001            X     12.86               2,500
                                      18 June 2001            X     12.85               2,500
                                      18 June 2001            X     12.82               1,500
                                      18 June 2001            X     12.81               2,500
    Andreas Braun...........      11 December 2000            X     20.775              4,000
                                      9 March 2001            X     11.00              26,000
                                     12 April 2001            X     11.305              1,000
                                     19 April 2001            X     13.500              1,000
                                     26 April 2001            X     12.070              1,000
                                        3 May 2001            X     12.80               1,000
                                       10 May 2001            X     13.41               1,000
                                       17 May 2001            X     16.70               1,000
                                       24 May 2001            X     17.83               1,000
                                       31 May 2001            X     14.618              1,000
                                       7 June 2001            X     14.694              1,000
                                      14 June 2001            X     13.60               1,000
                                      21 June 2001            X     11.28                 500
                                      28 June 2001            X     11.00                 500
                                       5 July 2001            X     11.74                 500
                                      12 July 2001            X     12.00               1,000
    Dr. Antonius Schuh......        31 August 2000            X     29.99               4,000
    Dr. Helmut Schuhsler
     (1)....................        10 August 2000            X     29.875              4,000
                                  8 September 2000          X (TVM) 28.875             10,000
                                 21 September 2000          X (TVM) 36.937            100,000
                                 26 September 2000          X (TVM) 39.937             15,000
                                 29 September 2000          X (TVM) 40.211            283,930
                              24 October 2000(/2/)                  N/A                28,557
                              24 October 2000(/3/)                  N/A                 7,692
                             01 November 2000(/2/)                  N/A                28,766
                             22 December 2000(/2/)                  N/A                   769
                              26 January 2001(/2/)                  N/A                26,968
                              26 January 2001(/3/)                  N/A                 7,788
                             06 February 2001(/2/)                  N/A                 4,808
                                13 March 2001(/2/)                  N/A                 5,000
    Stephen L. Zaniboni.....         23 March 2001   N/A     N/A    Transfer to Trust 138,112

   --------
   (1) Dr. Schuhsler files as a group with the entities affiliated with TVM Techno Venture Management GmbH ("TVM Techno GmbH"). Dr. Schuhsler is the managing partner of TVM Techno GmbH and disclaims ownership of the shares beneficially held by the fund and its affiliates, except to the extent of his pecuniary interest therein.
   (2) Distribution of SEQUENOM Shares by TVM Techno GmbH or entity affiliated with TVM Techno GmbH.
   (3) Pro rata SEQUENOM Shares received by Dr. Schuhsler due to distribution of SEQUENOM Shares by TVM Techno GmbH or an entity affiliated with TVM Techno GmbH.

   7.2.2 SEQUENOM repurchased the following SEQUENOM Shares related to non-qualified stock options during the Disclosure Period.

                                                  SEQUENOM
                                      Repurchase   Shares               Total
    Name             Repurchase date     plan    repurchased Price($) price($)
    ----             ---------------- ---------- ----------- -------- ---------
    Hubert Koster...      31 May 2000    1998      24,387     3.000   73,161.00
    Hubert Koster...      31 May 2000    1998       5,613     3.300   18,522.90
    Hubert Koster... 17 November 2000    1994      35,938     0.550   19,765.90
    Hubert Koster... 17 November 2000    1998      37,842     1.100   41,626.20
    Mayank Patel....   1 January 2000    1998         125     3.000      375.00
    Mayank Patel....   1 January 2000    1998         313     3.000      939.00
    Xia Zhou........   13 August 2000    1998         209     3.000      627.00
    Hubert Koster... 17 November 2000    1998      55,908     1.000   55,908.00

7.3 Set out in this paragraph 7.3 are the dealings for value in Gemini ADSs and SEQUENOM Shares by persons acting in concert or presumed to be acting in concert with SEQUENOM during the Disclosure Period.

  A. For the period from 29 April to the Printing Date.

    (i) Fleet Securities, Inc., trading as principal in Gemini ADSs

  As at the Printing Date, Fleet Securities, Inc. did not hold any Gemini
  ADSs.

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       20/06/01    100    4.35
      S       20/06/01    200     4.5
      B       19/06/01    100    4.65
      B       19/06/01    200    4.72
      B       18/06/01    620    4.95
      B       18/06/01    100       5
      S       18/06/01    600    5.02
      B       12/06/01    100    5.05
      B       12/06/01    100     5.1
      B       12/06/01   1100    5.22
      B       12/06/01   1000    5.25
      S       12/06/01     10    5.03
      S       12/06/01    300    5.16
      S       12/06/01   1100    5.22
      S       12/06/01   1000    5.25
      B       11/06/01    100    5.45
      B       11/06/01   2000    5.45
      S       11/06/01   2000    5.45
      B       08/06/01    300    5.65
      S       08/06/01    400    5.69
      B       06/06/01   2000     5.6
      B       06/06/01   5300     5.6
      B       06/06/01    400    5.62
      B       06/06/01    600    5.62
      B       06/06/01   2600    5.62
      B       06/06/01   2000    5.63
      B       06/06/01   3300    5.63
      B       06/06/01    100    5.64
      B       06/06/01    500    5.65
      B       06/06/01   2500    5.65
      B       06/06/01   1900    5.66
      B       06/06/01   1000    5.67
      B       06/06/01   2000    5.67
      B       06/06/01   3000    5.67
      B       06/06/01  15100    5.95
      S       06/06/01    200    5.61
      S       06/06/01    700    5.61
      S       06/06/01   1300    5.61
      S       06/06/01    100    5.62
      S       06/06/01    100    5.62
      S       06/06/01    200    5.62
      S       06/06/01    100    5.63
      S       06/06/01    400    5.63
      S       06/06/01    400    5.63
      S       06/06/01   2000    5.63
      S       06/06/01    300    5.64
      S       06/06/01   1000    5.64
      S       06/06/01    100    5.65
      S       06/06/01    500    5.66

  Buy/Sell   Trade Date  Volume  Price($)
  --------   ----------  ------  --------
      S       06/06/01       800   5.66
      S       06/06/01       100   5.95
      S       06/06/01       100   5.96
      S       06/06/01      1000   5.96
      S       06/06/01     10000   5.96
      S       06/06/01      2000   5.97
      S       06/06/01     16000   5.97
      S       06/06/01      5000   5.98
      B       05/06/01       600   5.95
      B       05/06/01       100      6
      B       05/06/01     20720      6
      B       05/06/01       400   6.04
      S       05/06/01        25      6
      S       05/06/01       100      6
      S       05/06/01      1000      6
      S       05/06/01      6100      6
      S       05/06/01      5000   6.02
      S       05/06/01       400   6.04
      S       05/06/01      9000   6.05
      B       04/06/01        50   6.01
      S       01/06/01       100      6
      S       01/06/01       100      6
      S       01/06/01       100   6.08
      B       31/05/01       200   5.61
      B       31/05/01       170      6
      S       31/05/01       200   5.63
      B       30/05/01      1000   5.57
      S       30/05/01       500    5.5
      S       30/05/01       500   5.66
      S       30/05/01       200   5.75
      B       29/05/01       300    5.9
      B       29/05/01       200   6.06
      S       29/05/01       200   6.13
      S       25/05/01       100    5.6
      S       25/05/01       200   5.91
      S       25/05/01       200    5.6
      B       23/05/01       750   5.55
      B       23/05/01       100    5.7
      S       23/05/01       170    5.7
      S       23/05/01       100   5.96
      B       22/05/01  1,250.00   5.55
      S       22/05/01       700    5.5
      S       22/05/01       100   5.51
      S       22/05/01       500   5.55
      S       22/05/01       100    5.7
      B       18/05/01       500    5.4
      S       18/05/01       500    5.4
      S       18/05/01        12   5.45
      B       17/05/01       700    5.4

  Buy/Sell   Trade Date  Volume   Price($)
  --------   ----------  ------   --------
      S       17/05/01        900    5.4
      B       16/05/01   1,000.00   5.14
      S       16/05/01        100   5.14
      S       16/05/01        500   5.14
      S       16/05/01        100   5.15
      S       16/05/01        100   5.15
      B       14/05/01        100   5.35
      B       14/05/01        100   5.35
      B       14/05/01        100   5.95
      S       14/05/01        140   6.25
      S       11/05/01        100    4.7
      B       10/05/01   1,000.00   4.53
      S       10/05/01   1,000.00   4.53
      B       09/05/01        400    4.3
      B       09/05/01        200    4.4
      B       09/05/01        100   4.74
      B       09/05/01        500   4.74
      B       09/05/01        100   4.75
      B       09/05/01        200   4.75
      B       09/05/01        100   4.75
      B       09/05/01        500   4.75
      B       09/05/01        500    4.8
      B       09/05/01        100   4.85
      B       09/05/01        100   4.86
      B       09/05/01        200    4.9
      B       09/05/01   1,200.00    4.9
      B       09/05/01        300    4.9
      B       09/05/01        100   4.96
      B       09/05/01        100   4.99
      B       09/05/01        100      5
      B       09/05/01        600      5
      B       09/05/01        100      5
      B       09/05/01        400      5
      B       09/05/01        100      5
      S       09/05/01        700    4.3
      S       09/05/01        100   4.42
      S       09/05/01        500   4.74
      S       09/05/01        500   4.85
      S       09/05/01   4,000.00      5
      S       09/05/01        200    4.4
      B       07/05/01        300      4
      S       07/05/01        300    3.9
      B       01/05/01  11,900.00   3.99
      S       01/05/01        500   3.95
      S       01/05/01  11,300.00      4
      S       01/05/01        100   3.94
      B       30/04/01        300   3.97
      B       30/04/01  11,000.00   3.99
      S       30/04/01  11,000.00      4

    (ii)Fleet Securities, Inc., trading as principal in SEQUENOM Shares

  As at the Printing Date, Fleet Securities, Inc. held 49 SEQUENOM Shares.

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       17/07/01   100     11.3
      B       17/07/01    11     11.5
      S       17/07/01   300     11.3
      B       16/07/01   300    11.58
      S       16/07/01   200    11.56
      S       16/07/01   200     11.9
      B       13/07/01   200    12.03
      B       13/07/01   200    11.92
      B       13/07/01   200    11.95
      B       13/07/01   200    11.97
      B       13/07/01   200    11.95
      B       13/07/01   200    11.97
      B       13/07/01   300    11.96
      B       13/07/01   400    11.97
      B       13/07/01   400    11.93
      B       13/07/01   400    11.93
      B       13/07/01   400    11.97
      B       13/07/01   400    11.98
      B       13/07/01   400    11.95
      S       13/07/01   100    11.97
      S       13/07/01   200    11.94
      S       13/07/01   300    11.96
      S       13/07/01   300    11.99
      S       13/07/01   400    11.93
      S       13/07/01   500    11.93

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       13/07/01   500    11.95
      S       13/07/01   600     11.9
      S       13/07/01   600    11.98
      S       13/07/01   162    12.03
      B       12/07/01    68    11.99
      B       12/07/01   200    11.75
      B       12/07/01   200    11.84
      B       12/07/01   200    11.92
      B       12/07/01   300     11.8
      B       12/07/01   300       12
      B       12/07/01   300    11.81
      B       12/07/01   300    11.92
      B       12/07/01   300    11.85
      B       12/07/01   300    11.86
      B       12/07/01   500    11.75
      B       12/07/01   500    11.84
      B       12/07/01   500    11.92
      B       12/07/01   500    11.92
      S       12/07/01   100    11.85
      S       12/07/01   100     11.9
      S       12/07/01   100    11.91
      S       12/07/01   100    11.94
      S       12/07/01   200    11.83
      S       12/07/01   200    11.99

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       12/07/01    400   11.81
      S       12/07/01    400   11.85
      S       12/07/01    500    11.8
      S       12/07/01   1000   11.84
      S       12/07/01   1300   11.99
      B       11/07/01    100   11.65
      S       11/07/01    100    11.7
      S       11/07/01    100    11.7
      B       10/07/01    100    11.5
      B       10/07/01    500   11.93
      S       10/07/01    100   11.77
      S       10/07/01    100   11.93
      S       10/07/01    100   11.93
      S       10/07/01    300    11.8
      S       09/07/01    500   11.99
      S       09/07/01    500   11.65
      B       09/07/01      7    11.8
      B       09/07/01    400   11.99
      B       09/07/01    400    11.9
      B       09/07/01    100   11.99
      B       09/07/01    100   11.95
      B       09/07/01    100    11.8
      S       06/07/01    100   11.46
      B       06/07/01    100   11.45

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       05/07/01    200   11.77
      B       05/07/01    200   11.77
      B       05/07/01    100   11.95
      S       03/07/01    600   12.34
      S       03/07/01    500   12.79
      S       03/07/01    500   12.66
      S       03/07/01    500    12.3
      S       03/07/01    500    12.2
      B       03/07/01    500   12.47
      B       03/07/01    500   12.33
      B       03/07/01    500    12.2
      B       03/07/01    200   12.75
      B       03/07/01    200   12.75
      B       03/07/01    100   12.69
      B       03/07/01    100   12.69
      B       03/07/01    100   12.45
      B       03/07/01    100   12.29
      B       03/07/01    100   12.29
      S       02/07/01   1000   12.76
      S       02/07/01   1900   12.51
      S       02/07/01   1400   13.06
      S       02/07/01    900   12.46
      S       02/07/01    500   12.83
      S       02/07/01    500    12.8
      S       02/07/01    300    12.8
      S       02/07/01    100   13.19
      B       02/07/01    250   12.75
      B       02/07/01    500   12.96
      B       02/07/01    200    12.4
      B       02/07/01    100   12.92
      B       02/07/01    100   12.81
      B       02/07/01    100   12.81
      B       02/07/01    100    12.8
      B       02/07/01    100    12.7
      B       02/07/01    100    12.6
      B       02/07/01    100    12.4
      B       02/07/01    100    12.2
      B       02/07/01     50    12.8
      S       29/06/01    180   11.69
      S       29/06/01    157   11.27
      S       29/06/01    100      14
      S       29/06/01    100      13
      S       29/06/01    100    12.2
      S       29/06/01    100   11.45
      B       29/06/01   5178      14
      B       29/06/01    200   12.19
      B       29/06/01    200   11.62
      B       29/06/01    100   11.59
      B       29/06/01    100   11.57
      B       26/06/01    500   10.85
      S       26/06/01    100   10.85
      S       26/06/01    300   10.85
      S       26/06/01    100   10.96
      S       26/06/01    100   10.96
      B       25/06/01    100    10.2
      B       25/06/01    200   10.85
      S       25/06/01    100   10.42
      S       25/06/01    100   10.72
      S       25/06/01    200   10.85
      S       25/06/01    100      11
      S       22/06/01    200   10.35
      S       22/06/01   1100   10.35
      S       22/06/01    100   10.38
      S       22/06/01    200   10.41
      S       22/06/01    100    10.5
      S       22/06/01    300    10.5
      S       22/06/01    100   10.51
      S       22/06/01    700   10.51
      S       22/06/01    100   10.52
      S       22/06/01    100    10.6
      S       22/06/01    182    10.6
      S       22/06/01    200   10.69
      B       22/06/01   1400   10.15
      B       22/06/01    100   10.17
      B       22/06/01   1400   10.17
      B       22/06/01   1400   10.18
      B       22/06/01   1400    10.2
      B       22/06/01    100   10.25
      B       22/06/01   1350   10.06
      B       22/06/01   1350    10.3
      B       22/06/01   1400   10.04
      B       22/06/01   1400   10.31
      B       22/06/01   1400    10.4
      B       22/06/01     50    10.6
      S       22/06/01    200   10.07
      S       22/06/01    200   10.07
      S       22/06/01    500   10.07
      S       22/06/01    400   10.12
      S       22/06/01    100   10.14
      S       22/06/01   2400   10.15
      S       22/06/01    200   10.17

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       22/06/01   1000   10.17
      S       22/06/01    200   10.19
      S       22/06/01    400   10.19
      S       22/06/01    400   10.19
      S       22/06/01    100    10.2
      S       22/06/01    200    10.2
      S       22/06/01    800    10.2
      S       22/06/01    100   10.21
      S       22/06/01    100   10.24
      S       22/06/01    100   10.25
      S       22/06/01    100   10.27
      S       22/06/01    400   10.27
      S       22/06/01    100   10.28
      S       22/06/01    100   10.28
      S       22/06/01    100   10.29
      S       22/06/01    100   10.29
      S       22/06/01    100    10.3
      S       22/06/01    200    10.3
      S       22/06/01    100   10.33
      S       22/06/01    300   10.33
      S       22/06/01    100   10.34
      S       22/06/01    100   10.35
      S       22/06/01    100   10.35
      B       21/06/01    100      11
      B       21/06/01    500   11.14
      B       21/06/01    100   11.15
      B       21/06/01    400   11.15
      S       21/06/01   1000   11.15
      B       20/06/01    100      11
      B       20/06/01    180   11.05
      B       20/06/01    157   11.11
      B       20/06/01     75   11.47
      B       20/06/01    100    11.5
      B       20/06/01    100    11.5
      S       20/06/01    300   11.05
      S       20/06/01     50   11.15
      S       20/06/01    100   11.25
      S       20/06/01    100   11.25
      S       20/06/01    100   11.47
      S       20/06/01    100   11.47
      B       19/06/01   1000    11.8
      B       19/06/01    400    11.8
      B       19/06/01   1000    11.9
      B       19/06/01    100      12
      B       19/06/01     20    12.1
      B       19/06/01    500   12.15
      B       19/06/01   1000   12.15
      B       19/06/01    100   12.17
      B       19/06/01    100   12.35
      B       19/06/01   1000   12.65
      B       19/06/01   1000    12.8
      B       18/06/01    250   12.85
      S       18/06/01    400   12.85
      B       15/06/01    100      13
      B       15/06/01      5    13.5
      S       15/06/01    100   14.05
      B       14/06/01    100    13.3
      B       14/06/01    100   13.41
      B       13/06/01    100    13.3
      B       13/06/01    100   13.85
      S       13/06/01    100   13.25
      S       13/06/01    100    13.3
      S       13/06/01    100    13.8
      S       13/06/01    400   13.85
      S       13/06/01    100   13.97
      B       12/06/01    100    12.8
      B       12/06/01    100    12.9
      B       12/06/01     15   12.99
      B       12/06/01   1000      13
      B       12/06/01   1900   13.11
      B       12/06/01    500    13.8
      S       12/06/01    300   12.99
      S       12/06/01     75      13
      S       12/06/01    200   13.05
      S       12/06/01    100   13.09
      S       12/06/01    200    13.1
      S       12/06/01    100   13.11
      S       12/06/01   1000   13.11
      S       12/06/01    100   13.21
      S       12/06/01    500   13.22
      S       12/06/01    100    13.3
      S       12/06/01    100   13.61
      S       12/06/01    100   13.75
      S       12/06/01    100    13.8
      B       11/06/01    100   13.72
      B       11/06/01    100   13.95
      B       11/06/01    400   13.95
      B       11/06/01    100   14.27
      S       11/06/01    100   13.99
      S       11/06/01    100   14.02
      S       11/06/01    100   14.02

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       11/06/01    100   14.04
      S       11/06/01    200   14.04
      S       11/06/01    100   14.18
      S       11/06/01    100   14.25
      S       11/06/01    100   14.25
      S       08/06/01     29    14.9
      B       07/06/01   1100   14.67
      B       07/06/01    100   14.91
      S       07/06/01    500   14.66
      S       07/06/01    600   14.67
      B       06/06/01    100    14.3
      B       06/06/01    325   14.51
      B       06/06/01    100    14.8
      B       06/06/01    100    15.3
      S       06/06/01    300   14.51
      S       06/06/01    250   14.64
      S       06/06/01    100   14.65
      S       06/06/01    100    14.8
      S       06/06/01    100    15.2
      B       05/06/01    100    15.5
      B       05/06/01    200    15.7
      S       05/06/01    200    15.7
      B       04/06/01    100   15.65
      B       04/06/01    100   15.78
      B       04/06/01    800   15.78
      S       04/06/01    100   15.69
      B       01/06/01    500   15.49
      B       01/06/01    500    15.5
      B       01/06/01   2000    15.5
      B       01/06/01    100    15.6
      B       01/06/01   7000    15.6
      S       01/06/01    200      15
      S       01/06/01    100   15.41
      S       01/06/01    100   15.46
      S       01/06/01    100   15.46
      S       01/06/01    100   15.47
      S       01/06/01    100    15.5
      S       01/06/01    200    15.5
      S       01/06/01    500   15.51
      S       01/06/01    100   15.55
      S       01/06/01    100   15.55
      S       01/06/01    400   15.57
      S       01/06/01    100   15.58
      S       01/06/01    500   15.59
      S       01/06/01    100    15.6
      S       01/06/01   1800    15.6
      S       01/06/01   4200    15.6
      S       01/06/01    200   15.61
      S       01/06/01   2200   15.61
      S       01/06/01    100   15.63
      B       31/05/01    300   14.55
      B       31/05/01   1100      15
      S       31/05/01     40      15
      S       31/05/01    100   15.04
      S       31/05/01    500   15.04
      S       31/05/01    100   15.05
      B       30/05/01    100    14.3
      B       30/05/01    100   14.33
      B       30/05/01    100   14.44
      B       30/05/01    292   14.71
      B       30/05/01    400   14.79
      B       30/05/01    100    14.8
      B       30/05/01    500    15.1
      B       30/05/01    100    15.3
      S       30/05/01    325    14.3
      S       30/05/01    200   14.44
      S       30/05/01    500   14.79
      S       30/05/01    500    14.8
      S       30/05/01    500    15.1
      B       29/05/01    500   15.47
      B       29/05/01    100   15.48
      B       29/05/01    400   15.52
      B       29/05/01    600   15.62
      B       29/05/01    400   15.71
      B       29/05/01    700   15.71
      B       29/05/01    700   15.71
      B       29/05/01    100   15.75
      S       29/05/01   1000   15.52
      S       29/05/01    600   15.62
      S       29/05/01   1800   15.72
      S       29/05/01    100   15.75
      B       25/05/01    100    17.5
      B       25/05/01    300   17.64
      S       25/05/01    500   17.64
      B       23/05/01    500   18.01
      B       23/05/01     20    17.9
      S       23/05/01    200   17.91
      S       23/05/01    100   18.25
      B       22/05/01    100   18.12
      B       22/05/01    100   18.13
      B       22/05/01    400   18.25

  Buy/Sell   Trade Date  Volume  Price($)
  --------   ----------  ------  --------
      B       22/05/01       100  18.29
      S       22/05/01       100     18
      S       22/05/01       500  18.35
      S       22/05/01       100  18.35
      S       22/05/01       100  18.04
      B       21/05/01       200  18.41
      B       21/05/01       100  18.45
      B       21/05/01       200  18.63
      S       21/05/01       200   18.5
      S       21/05/01       350  18.45
      S       21/05/01        20  18.05
      B       18/05/01       300  17.53
      B       18/05/01       200  17.69
      B       18/05/01       500  17.95
      S       18/05/01       500  17.35
      S       18/05/01       400  17.76
      S       18/05/01       100     18
      B       17/05/01       100  17.69
      B       17/05/01       100   17.7
      B       17/05/01       100  17.74
      B       17/05/01       100  17.77
      S       17/05/01       100  16.99
      S       17/05/01       200  17.49
      S       17/05/01        50   17.6
      B       16/05/01       500  15.99
      S       16/05/01       200  15.99
      S       16/05/01       100  15.99
      S       16/05/01       200  15.99
      B       15/05/01       300  16.19
      B       15/05/01         9  16.15
      S       15/05/01       400  16.29
      S       15/05/01         7  16.29
      B       14/05/01       100   15.9
      B       14/05/01       100  16.12
      B       14/05/01       500  16.13
      B       14/05/01       100  16.13
      B       14/05/01       100   16.2
      B       14/05/01       100  16.38
      B       14/05/01       100   16.4
      B       14/05/01       200  16.44
      B       14/05/01       100  16.45
      B       14/05/01  2,500.00  15.98
      B       14/05/01       500     16
      B       14/05/01        90  16.55
      S       14/05/01       100  15.99
      S       14/05/01  1,200.00  15.99
      S       14/05/01       100     16
      S       14/05/01       100     16
      S       14/05/01       200  16.01
      S       14/05/01       200  16.01
      S       14/05/01       100  16.15

  Buy/Sell   Trade Date  Volume  Price($)
  --------   ---------- -------- --------
      S       14/05/01       100   16.2
      S       14/05/01       100  16.23
      S       14/05/01       800  16.25
      S       14/05/01       200  16.26
      S       14/05/01       100  16.55
      S       14/05/01       500  16.12
      B       11/05/01       200  14.39
      B       11/05/01       100  14.97
      B       11/05/01       100     15
      B       11/05/01       100     15
      B       11/05/01       100   15.3
      B       11/05/01        10   13.4
      S       11/05/01       100  13.95
      S       11/05/01       100  14.45
      S       11/05/01       140  14.95
      S       11/05/01       100  14.95
      S       11/05/01       100  15.95
      S       11/05/01       100  16.45
      B       10/05/01        50  13.41
      S       10/05/01       100  13.41
      S       10/05/01       100  13.45
      S       09/05/01       100   13.4
      B       08/05/01       200  13.35
      B       07/05/01       200  13.27
      B       07/05/01       200   13.4
      B       07/05/01       100  13.64
      S       07/05/01       500  13.46
      S       07/05/01       100  13.65
      B       03/05/01       220   12.5
      B       03/05/01       180  12.65
      S       03/05/01       200  12.56
      S       03/05/01       100   12.4
      B       02/05/01  1,100.00  12.75
      B       02/05/01       500  12.82
      B       02/05/01       100  12.95
      B       02/05/01       100  12.96
      S       02/05/01  1,500.00  12.82
      S       02/05/01       200  12.82
      S       02/05/01       100  12.96
      S       02/05/01       100  12.98
      B       01/05/01       100  12.45
      B       01/05/01       100  12.47
      B       01/05/01       100  12.55
      S       01/05/01       100  12.42
      S       01/05/01       180  12.55
      B       30/04/01       200  13.97
      B       30/04/01       300  13.75
      B       30/04/01       300  13.01
      B       30/04/01       300   12.7
      B       30/04/01       300  12.71
      B       30/04/01       300  14.22

Buy/Sell               Trade Date                           Volume                           Price($)
--------               ----------                           ------                           --------
    B                   30/04/01                             300                                 13
    B                   30/04/01                             300                              14.09
    S                   30/04/01                             500                               12.7
    S                   30/04/01                             300                              12.71
    S                   30/04/01                             200                              13.01
    S                   30/04/01                             100                              13.01
    S                   30/04/01                             200                              13.02
    S                   30/04/01                             100                               13.3
    S                   30/04/01                             100                              13.75
    S                   30/04/01                             100                               13.9
    S                   30/04/01                             300                               13.9
    S                   30/04/01                             300                              13.95
    S                   30/04/01                             100                              14.06
    S                   30/04/01                             100                              14.09
    S                   30/04/01                             100                              14.23
    S                   30/04/01                              30                              13.41


    (iii) Robertson Stephens, Inc., trading as principal in Gemini ADSs
    As at the Printing Date, Robertson Stephens, Inc. did not hold any Gemini ADSs.
    No dealings in this period.
    (iv) Robertson Stephens, Inc., trading as principal in SEQUENOM Shares As at the Printing Date, Robertson Stephens, Inc. held a short position of
4,500 SEQUENOM       Shares.

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       18/07/01    500      11
      S       18/07/01    100    11.2
      S       18/07/01   5000      11
      B       18/07/01    100    11.2
      B       17/07/01    100    11.3
      B       17/07/01    100    11.4
      S       17/07/01    200   11.31
      S       11/07/01    100   11.65
      S       11/07/01    100   11.65
      B       10/07/01    100   11.45
      B       10/07/01    100   11.45
      S       09/07/01    100    12.1
      B       09/07/01    100   11.97
      B       09/07/01   1700   11.65
      S       06/07/01   5000   11.25
      B       06/07/01   1000   11.25
      B       06/07/01   1000   11.25
      B       06/07/01    500   11.25
      B       06/07/01    300   11.25
      B       06/07/01    300   11.25
      B       06/07/01    200   11.25
      B       06/07/01    100   11.25
      B       06/07/01    100   11.25
      B       06/07/01    100   11.25
      B       06/07/01    100   11.25
      B       06/07/01    100   11.25
      S       06/07/01    100    11.5

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       06/07/01    100    11.8
      S       06/07/01    200   11.71
      S       06/07/01    100   11.71
      S       06/07/01    100   11.69
      S       06/07/01    200   11.65
      S       06/07/01    100   11.65
      S       06/07/01    100   11.64
      B       06/07/01    100   11.55
      B       06/07/01   1200   11.54
      B       06/07/01   2400   11.45
      B       06/07/01   1000   11.45
      B       06/07/01    100   11.45
      S       06/07/01   5000   11.42
      B       06/07/01   1600   11.42
      S       06/07/01   5000    11.4
      B       06/07/01   5000    11.4
      B       06/07/01    100    11.4
      B       06/07/01    100   11.38
      S       06/07/01   5000   11.35
      B       06/07/01   1300   11.35
      B       06/07/01    300   11.35
      B       06/07/01    100   11.35
      B       06/07/01    900    11.3
      B       06/07/01    800    11.3
      B       06/07/01    400    11.3
      B       06/07/01    100    11.3

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       05/07/01    100   11.85
      B       05/07/01    100   11.95
      S       05/07/01    100   11.85
      S       05/07/01    100   11.89
      B       02/07/01    300   12.82
      B       29/06/01    100   11.82
      B       29/06/01    100    12.6
      B       29/06/01    200   11.55
      B       29/06/01    200   11.82
      B       29/06/01   1000   12.35
      S       29/06/01    100    11.4
      S       29/06/01    100    11.5
      S       29/06/01    100   11.85
      S       29/06/01    100    11.9
      S       29/06/01    100    11.9
      S       29/06/01    100    11.9
      S       29/06/01    100    11.9
      S       29/06/01    100    11.9
      S       29/06/01    100    11.9
      S       29/06/01    100      12
      S       29/06/01    100    12.1
      S       29/06/01    100    12.2
      S       29/06/01    100    12.3
      S       29/06/01    100    12.4
      S       29/06/01    100    12.6
      S       29/06/01    100      13

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       29/06/01    100    13.3
      S       29/06/01    100    11.8
      S       29/06/01    100    12.9
      B       28/06/01    100    10.8
      B       28/06/01    100   10.85
      B       28/06/01    100   10.91
      B       28/06/01    100   10.94
      B       28/06/01    100   10.94
      B       28/06/01    700   10.94
      B       28/06/01   1000   10.94
      B       28/06/01   2000   11.08
      B       28/06/01   5000   11.05
      B       28/06/01   5000   11.07
      B       28/06/01   5000   11.08
      B       28/06/01   5000    11.1
      B       28/06/01   5000    11.1
      B       28/06/01   5000    11.1
      B       28/06/01   5000   11.11
      B       28/06/01   5000    11.2
      B       28/06/01   8500   11.07
      B       28/06/01  10000   10.95
      B       28/06/01  10000   11.06
      S       28/06/01  10000   10.95
      S       28/06/01   5000   11.05
      S       28/06/01   2000   11.06
      S       28/06/01   2000   11.08
      S       28/06/01    500    11.1
      S       28/06/01    300    11.1
      S       28/06/01    100    11.1
      S       28/06/01    100    11.1
      S       28/06/01   5000   10.94
      S       28/06/01   5000    11.1
      S       28/06/01   5000   11.11
      S       28/06/01   4800      11
      S       28/06/01   4100    11.1
      S       28/06/01   2000    11.2
      S       28/06/01   1300   11.05
      S       28/06/01   1200   11.07
      S       28/06/01   1200   11.07
      S       28/06/01   1200   11.07
      S       28/06/01   1200   11.07
      S       28/06/01   1100   11.05
      S       28/06/01   1000   11.05
      S       28/06/01   1000    11.1
      S       28/06/01   1000    11.1
      S       28/06/01   1000    11.1
      S       28/06/01   1000    11.1
      S       28/06/01    900    11.1
      S       28/06/01    800   11.06
      S       28/06/01    800   11.07
      S       28/06/01    800   11.07
      S       28/06/01    800   11.07
      S       28/06/01    800   11.07
      S       28/06/01    800   11.07
      S       28/06/01    800   11.07
      S       28/06/01    700   11.07
      S       28/06/01    700   11.07
      S       28/06/01    700    11.2
      S       28/06/01    600   11.05
      S       28/06/01    600   11.07
      S       28/06/01    600   11.07
      S       28/06/01    600   11.07
      S       28/06/01    600   11.07
      S       28/06/01    500   11.07
      S       28/06/01    500   11.07
      S       28/06/01    500   11.07
      S       28/06/01    500   11.07
      S       28/06/01    500   11.07
      S       28/06/01    500   11.07
      S       28/06/01    500    11.2
      S       28/06/01    300   11.05
      S       28/06/01    300   11.05
      S       28/06/01    300   11.09
      S       28/06/01    300    11.1
      S       28/06/01    200      11
      S       28/06/01    200   11.05
      S       28/06/01    200   11.07
      S       28/06/01    200   11.07
      S       28/06/01    200   11.09
      S       28/06/01    100      11
      S       28/06/01    100   11.05
      S       28/06/01    100   11.05
      S       28/06/01    100   11.07
      S       28/06/01    100   11.07
      S       28/06/01    100    11.1
      S       28/06/01    100    11.1
      S       28/06/01    100    11.1
      S       28/06/01    100    11.1
      S       28/06/01    100    11.1
      S       28/06/01    100    11.1
      S       28/06/01    100    11.1

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       28/06/01    100     11.1
      S       28/06/01    100     11.2
      S       28/06/01    100     11.2
      S       28/06/01    100     11.2
      B       27/06/01    100     10.8
      B       27/06/01    400     10.8
      B       27/06/01   5000     10.7
      B       27/06/01   5000     10.8
      B       27/06/01   5000    10.84
      B       27/06/01   5000    10.85
      B       27/06/01   5000     10.9
      B       27/06/01  10000    10.65
      B       27/06/01  20000    10.65
      B       27/06/01  25000    10.65
      S       27/06/01  35000    10.65
      S       27/06/01  20000    10.65
      S       27/06/01   2400     10.7
      S       27/06/01   1200     10.9
      S       27/06/01   1000     10.7
      S       27/06/01    600     10.9
      S       27/06/01    600    10.95
      S       27/06/01    500     10.9
      S       27/06/01    400    10.88
      S       27/06/01    400    10.96
      S       27/06/01    300     10.8
      S       27/06/01    200    10.67
      S       27/06/01    200     10.7
      S       27/06/01    200     10.7
      S       27/06/01    200     10.7
      S       27/06/01    200    10.88
      S       27/06/01    100     10.6
      S       27/06/01   4200   10.835
      S       27/06/01   3200    10.81
      S       27/06/01   1100    10.95
      S       27/06/01   1000    10.71
      S       27/06/01    600     10.8
      S       27/06/01    600    10.85
      S       27/06/01    600    10.85
      S       27/06/01    500    10.95
      S       27/06/01    400     10.9
      S       27/06/01    200    10.85
      S       27/06/01    100    10.85
      S       27/06/01    100    10.95
      S       27/06/01    100    10.95
      B       26/06/01   5000    10.68
      B       26/06/01   5000     10.7
      B       26/06/01   5000    10.85
      B       26/06/01   5000    10.86
      B       26/06/01   5000     10.9
      B       26/06/01   5000     10.9
      B       26/06/01  10000    10.85
      S       26/06/01   2400     10.7
      S       26/06/01   2200    10.88
      S       26/06/01   1200    10.95
      S       26/06/01   1000     10.7
      S       26/06/01    600    10.65
      S       26/06/01    500    10.61
      S       26/06/01    400    10.82
      S       26/06/01    300    10.65
      S       26/06/01    300    10.69
      S       26/06/01    200    10.61
      S       26/06/01    100    10.67
      S       26/06/01    100    10.69
      S       26/06/01    100    10.82
      S       26/06/01   4000     10.7
      S       26/06/01   2000    10.95
      S       26/06/01   1700    10.69
      S       26/06/01   1300    10.85
      S       26/06/01   1100     10.9
      S       26/06/01   1100     10.9
      S       26/06/01   1100     10.9
      S       26/06/01   1100     10.9
      S       26/06/01   1000    10.85
      S       26/06/01    700     10.7
      S       26/06/01    700     10.7
      S       26/06/01    600     10.9
      S       26/06/01    600    10.95
      S       26/06/01    500     10.7
      S       26/06/01    500    10.85
      S       26/06/01    500    10.85
      S       26/06/01    500    10.85
      S       26/06/01    500     10.9
      S       26/06/01    500     10.9
      S       26/06/01    500     10.9
      S       26/06/01    500    10.95
      S       26/06/01    500    10.95
      S       26/06/01    400     10.7
      S       26/06/01    400     10.8
      S       26/06/01    400    10.85
      S       26/06/01    400     10.9
      S       26/06/01    400    10.95

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       26/06/01    400    10.95
      S       26/06/01    400    10.95
      S       26/06/01    400    10.95
      S       26/06/01    400    10.95
      S       26/06/01    300    10.85
      S       26/06/01    300     10.9
      S       26/06/01    300     10.9
      S       26/06/01    300    10.95
      S       26/06/01    300    10.95
      S       26/06/01    300    10.95
      S       26/06/01    200    10.75
      S       26/06/01    200    10.75
      S       26/06/01    200     10.8
      S       26/06/01    200     10.8
      S       26/06/01    200    10.85
      S       26/06/01    200     10.9
      S       26/06/01    200    10.95
      S       26/06/01    200    10.95
      S       26/06/01    200    10.95
      S       26/06/01    100     10.7
      S       26/06/01    100     10.7
      S       26/06/01    100    10.75
      S       26/06/01    100     10.8
      S       26/06/01    100    10.85
      S       26/06/01    100    10.85
      S       26/06/01    100    10.85
      S       26/06/01    100    10.85
      S       26/06/01    100    10.85
      S       26/06/01    100    10.85
      S       26/06/01    100    10.85
      S       26/06/01    100     10.9
      S       26/06/01    100     10.9
      S       26/06/01    100     10.9
      S       26/06/01    100     10.9
      S       26/06/01    100    10.95
      S       25/06/01   2500    10.75
      S       25/06/01   5000    10.75
      B       25/06/01    100     10.4
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100     10.5
      B       25/06/01    100  10.6338
      B       25/06/01    200    10.35
      B       25/06/01    200     10.5
      B       25/06/01    200     10.5
      B       25/06/01    200     10.5
      B       25/06/01    200     10.5
      B       25/06/01    200     10.5
      B       25/06/01    200     10.5
      B       25/06/01    200     10.5
      B       25/06/01    200  10.6338
      B       25/06/01    200  10.6338
      B       25/06/01    200  10.6338
      B       25/06/01    300  10.6338
      B       25/06/01    300  10.6338
      B       25/06/01    300  10.6338
      B       25/06/01    300  10.6338
      B       25/06/01    400  10.6338
      B       25/06/01    500  10.6338
      B       25/06/01    600     10.5
      B       25/06/01    600  10.6338
      B       25/06/01    700  10.6338
      B       25/06/01    700  10.6338
      B       25/06/01    700  10.6338
      B       25/06/01    800  10.6338
      B       25/06/01   1000  10.6338
      B       25/06/01   1400  10.6338
      B       25/06/01   1700  10.6338
      B       25/06/01   2100     10.5
      B       25/06/01   2900  10.6338
      B       25/06/01   4600  10.6338
      B       25/06/01   5200  10.6338
      B       25/06/01   5600  10.6338
      B       25/06/01  11300  10.6338
      S       25/06/01    100    10.39
      S       25/06/01    100     10.4
      S       25/06/01    100    10.42
      S       25/06/01    100    10.45
      S       25/06/01    100     10.5
      S       25/06/01    100     10.5
      S       25/06/01    100    10.52
      S       25/06/01    100    10.55
      S       25/06/01    100     10.6

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       25/06/01    100     10.6
      S       25/06/01    100     10.6
      S       25/06/01    100    10.78
      S       25/06/01    100     10.8
      S       25/06/01    100    10.85
      S       25/06/01    100    10.85
      S       25/06/01    100    10.85
      S       25/06/01    100    10.85
      S       25/06/01    100    10.85
      S       25/06/01    100     10.9
      S       25/06/01    100     10.9
      S       25/06/01    100    10.95
      S       25/06/01    100       11
      S       25/06/01    200    10.41
      S       25/06/01    200    10.45
      S       25/06/01    200     10.5
      S       25/06/01    200    10.75
      S       25/06/01    200    10.85
      S       25/06/01    300    10.41
      S       25/06/01    300     10.5
      S       25/06/01    300     10.5
      S       25/06/01    300     10.7
      S       25/06/01    300    10.85
      S       25/06/01    300     10.9
      S       25/06/01    400     10.4
      S       25/06/01    400     10.7
      S       25/06/01    400    10.75
      S       25/06/01    400    10.85
      S       25/06/01    500    10.36
      S       25/06/01    500    10.39
      S       25/06/01    500    10.42
      S       25/06/01    500    10.52
      S       25/06/01    500    10.56
      S       25/06/01    500    10.56
      S       25/06/01    500     10.6
      S       25/06/01    500    10.69
      S       25/06/01    500    10.71
      S       25/06/01    500    10.85
      S       25/06/01    500     10.9
      S       25/06/01    524     10.9
      S       25/06/01    600    10.54
      S       25/06/01    776    10.84
      S       25/06/01    800     10.5
      S       25/06/01    900    10.71
      S       25/06/01   1000    10.55
      S       25/06/01   1000    10.56
      S       25/06/01   1000    10.71
      S       25/06/01   1100    10.75
      S       25/06/01   1200    10.75
      S       25/06/01   1400    10.71
      S       25/06/01   1500     10.4
      S       25/06/01   1500    10.62
      S       25/06/01   1500    10.75
      S       25/06/01   1500    10.75
      S       25/06/01   1500    10.85
      S       25/06/01   1700    10.85
      S       25/06/01   2100    10.65
      S       25/06/01   2200    10.71
      S       25/06/01   2300     10.4
      B       22/06/01    100    10.15
      B       22/06/01    100   10.215
      B       22/06/01    100    10.35
      B       22/06/01    100  10.4625
      B       22/06/01    100  10.4625
      B       22/06/01    200   10.215
      B       22/06/01    200   10.215
      B       22/06/01    200   10.215
      B       22/06/01    200    10.25
      B       22/06/01    200  10.4625
      B       22/06/01    200    10.83
      B       22/06/01    300   10.215
      B       22/06/01    300   10.215
      B       22/06/01    300   10.215
      B       22/06/01    300   10.215
      B       22/06/01    300  10.4625
      B       22/06/01    300  10.4625
      B       22/06/01    300  10.4625
      B       22/06/01    300  10.4625
      B       22/06/01    300  10.4625
      B       22/06/01    300   10.582
      B       22/06/01    400   10.215
      B       22/06/01    400  10.4625
      B       22/06/01    400  10.4625
      B       22/06/01    500   10.215
      B       22/06/01    500  10.4625
      B       22/06/01    600   10.215
      B       22/06/01    600  10.4625
      B       22/06/01    700   10.215
      B       22/06/01    700   10.215
      B       22/06/01    700   10.215
      B       22/06/01    700  10.4625
      B       22/06/01    700  10.4625

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       22/06/01    700  10.4625
      B       22/06/01    700  10.4625
      B       22/06/01    800   10.215
      B       22/06/01    900  10.4625
      B       22/06/01   1000   10.215
      B       22/06/01   1000  10.4625
      B       22/06/01   1400   10.215
      B       22/06/01   1700   10.215
      B       22/06/01   2300  10.4625
      B       22/06/01   2900   10.215
      B       22/06/01   4600   10.215
      B       22/06/01   5200   10.215
      B       22/06/01   5600   10.215
      B       22/06/01   9200  10.4625
      B       22/06/01  11300   10.215
      B       22/06/01  12200   10.582
      S       22/06/01     50     10.4
      S       22/06/01    100    10.17
      S       22/06/01    100    10.19
      S       22/06/01    100    10.22
      S       22/06/01    100    10.25
      S       22/06/01    100    10.25
      S       22/06/01    100    10.27
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100     10.3
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.35
      S       22/06/01    100    10.45
      S       22/06/01    100    10.54
      S       22/06/01    100    10.55
      S       22/06/01    100    10.55
      S       22/06/01    100     10.6
      S       22/06/01    100     10.6
      S       22/06/01    100     10.6
      S       22/06/01    100     10.6
      S       22/06/01    100    10.64
      S       22/06/01    100    10.68
      S       22/06/01    100     10.7
      S       22/06/01    100     10.7
      S       22/06/01    100     10.7
      S       22/06/01    100    10.72
      S       22/06/01    100     10.8
      S       22/06/01    100     10.8
      S       22/06/01    100     10.8
      S       22/06/01    200    10.19
      S       22/06/01    200     10.2
      S       22/06/01    200    10.25
      S       22/06/01    200     10.3
      S       22/06/01    200    10.35
      S       22/06/01    200    10.35
      S       22/06/01    200     10.4
      S       22/06/01    200    10.42
      S       22/06/01    200    10.59
      S       22/06/01    200     10.6
      S       22/06/01    200    10.68
      S       22/06/01    200    10.68
      S       22/06/01    200    10.82
      S       22/06/01    300    10.15
      S       22/06/01    300    10.17
      S       22/06/01    300    10.27
      S       22/06/01    300     10.3
      S       22/06/01    300    10.31
      S       22/06/01    300     10.4
      S       22/06/01    300    10.42
      S       22/06/01    300    10.59
      S       22/06/01    300     10.6

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       22/06/01    300     10.6
      S       22/06/01    300    10.62
      S       22/06/01    400    10.15
      S       22/06/01    400    10.15
      S       22/06/01    400    10.46
      S       22/06/01    400     10.6
      S       22/06/01    400    10.74
      S       22/06/01    400     10.8
      S       22/06/01    500     10.3
      S       22/06/01    500    10.45
      S       22/06/01    500    10.58
      S       22/06/01    600    10.55
      S       22/06/01    600     10.7
      S       22/06/01    641    10.35
      S       22/06/01    700     10.2
      S       22/06/01    709    10.45
      S       22/06/01    800     10.7
      S       22/06/01   1000    10.15
      S       22/06/01   1000    10.15
      S       22/06/01   1000     10.2
      S       22/06/01   1000    10.25
      S       22/06/01   1000    10.25
      S       22/06/01   1000    10.26
      S       22/06/01   1000    10.29
      S       22/06/01   1000     10.3
      S       22/06/01   1000    10.35
      S       22/06/01   1000    10.35
      S       22/06/01   1000    10.45
      S       22/06/01   1000    10.45
      S       22/06/01   1000     10.6
      S       22/06/01   1000     10.6
      S       22/06/01   1000     10.6
      S       22/06/01   1000     10.7
      S       22/06/01   1100    10.22
      S       22/06/01   1200     10.2
      S       22/06/01   1300    10.27
      S       22/06/01   1700    10.68
      S       22/06/01   1800    10.52
      S       22/06/01   1900    10.25
      S       22/06/01   2000    10.15
      S       22/06/01   5500     10.2
      S       22/06/01   5500     10.2
      S       22/06/01  15000   10.635
      B       21/06/01    100     10.6
      B       21/06/01    100     10.6
      B       21/06/01    100     10.7
      B       21/06/01    100     10.7
      B       21/06/01    100  10.8375
      B       21/06/01    100  10.8375
      B       21/06/01    200  10.8375
      B       21/06/01    300  10.8375
      B       21/06/01    300  10.8375
      B       21/06/01    300  10.8375
      B       21/06/01    300  10.8375
      B       21/06/01    400  10.8375
      B       21/06/01    400  10.8375
      B       21/06/01    400  10.8375
      B       21/06/01    500  10.8375
      B       21/06/01    600  10.8375
      B       21/06/01    700  10.8375
      B       21/06/01    700  10.8375
      B       21/06/01    700  10.8375
      B       21/06/01    900  10.8375
      B       21/06/01    900  10.8375
      B       21/06/01   1000  10.8375
      B       21/06/01   1000  10.9673
      B       21/06/01   2300  10.8375
      B       21/06/01   8900  10.8375
      B       21/06/01  36500  10.9673
      S       21/06/01    100    10.59
      S       21/06/01    100    10.61
      S       21/06/01    100    10.65
      S       21/06/01    100    10.72
      S       21/06/01    100    10.72
      S       21/06/01    100    10.75
      S       21/06/01    100    10.75
      S       21/06/01    100    10.75
      S       21/06/01    100    10.75
      S       21/06/01    100    10.85
      S       21/06/01    100    10.86
      S       21/06/01    100     10.9
      S       21/06/01    100    10.94
      S       21/06/01    100    10.95
      S       21/06/01    100    10.96
      S       21/06/01    100       11
      S       21/06/01    100       11
      S       21/06/01    100       11
      S       21/06/01    100       11
      S       21/06/01    100       11
      S       21/06/01    100       11

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100      11
      S       21/06/01    100   11.01
      S       21/06/01    100   11.05
      S       21/06/01    100   11.05
      S       21/06/01    100   11.05
      S       21/06/01    100   11.05
      S       21/06/01    100   11.05
      S       21/06/01    100   11.06
      S       21/06/01    100   11.08
      S       21/06/01    100    11.2
      S       21/06/01    200    10.7
      S       21/06/01    200    10.7
      S       21/06/01    200   10.72
      S       21/06/01    200   10.73
      S       21/06/01    200   10.92
      S       21/06/01    200      11
      S       21/06/01    200      11
      S       21/06/01    200      11
      S       21/06/01    200      11
      S       21/06/01    200   11.05
      S       21/06/01    200   11.05
      S       21/06/01    200   11.12
      S       21/06/01    200   11.25
      S       21/06/01    200   11.28
      S       21/06/01    200   11.34
      S       21/06/01    300   10.62
      S       21/06/01    300   10.65
      S       21/06/01    300   10.68
      S       21/06/01    300   10.71
      S       21/06/01    300   10.73
      S       21/06/01    300   10.73
      S       21/06/01    300   10.77
      S       21/06/01    300    11.1
      S       21/06/01    300   11.13
      S       21/06/01    300   11.13
      S       21/06/01    300   11.25
      S       21/06/01    400   10.55
      S       21/06/01    400   10.64
      S       21/06/01    400   10.65
      S       21/06/01    400    10.8
      S       21/06/01    400   10.95
      S       21/06/01    400   10.99
      S       21/06/01    400      11
      S       21/06/01    400      11
      S       21/06/01    400   11.05
      S       21/06/01    400   11.08
      S       21/06/01    400   11.15
      S       21/06/01    500   10.65
      S       21/06/01    500   10.65
      S       21/06/01    500   10.65
      S       21/06/01    500    10.7
      S       21/06/01    500    11.2
      S       21/06/01    500   11.25
      S       21/06/01    500    11.3
      S       21/06/01    600   10.61
      S       21/06/01    600   10.62
      S       21/06/01    600    11.2
      S       21/06/01    700   10.65
      S       21/06/01    700    10.7
      S       21/06/01    700   10.71
      S       21/06/01    700   10.72
      S       21/06/01    700   10.75
      S       21/06/01    700      11
      S       21/06/01    700   11.15
      S       21/06/01    800      11
      S       21/06/01    800      11
      S       21/06/01    900    10.8
      S       21/06/01    900    11.2
      S       21/06/01    900    11.2
      S       21/06/01   1000   10.67
      S       21/06/01   1000      11
      S       21/06/01   1000   11.01
      S       21/06/01   1000   11.08
      S       21/06/01   1000    11.3
      S       21/06/01   1100   10.75
      S       21/06/01   1100      11
      S       21/06/01   1100    11.1
      S       21/06/01   1100    11.1
      S       21/06/01   1200      11
      S       21/06/01   1200    11.2

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       21/06/01   1400     11.2
      S       21/06/01   1800    10.67
      S       21/06/01   2700   11.245
      S       21/06/01   2900   10.975
      S       21/06/01   4000    11.05
      S       21/06/01   5000     11.2
      S       21/06/01   6300   11.095
      B       20/06/01    100     10.9
      B       20/06/01    100     10.9
      B       20/06/01    100     10.9
      B       20/06/01    100     10.9
      B       20/06/01    100       11
      B       20/06/01    100       11
      B       20/06/01    100     11.1
      B       20/06/01    100     11.2
      B       20/06/01    100    11.25
      B       20/06/01    100    11.25
      B       20/06/01    100    11.25
      B       20/06/01    100    11.25
      B       20/06/01    100    11.35
      B       20/06/01    100     11.4
      B       20/06/01    100    11.45
      B       20/06/01    100    11.45
      B       20/06/01    100    11.45
      B       20/06/01    100    11.45
      B       20/06/01    100    11.45
      B       20/06/01    100    11.45
      B       20/06/01    100    11.45
      B       20/06/01    100    11.45
      B       20/06/01    200    11.25
      B       20/06/01    200     11.3
      B       20/06/01    200    11.45
      B       20/06/01    300    11.45
      B       20/06/01    400    11.45
      B       20/06/01    500    11.45
      B       20/06/01    500    11.45
      B       20/06/01   1000    11.45
      B       20/06/01   1900  11.1324
      B       20/06/01  70900  11.1324
      S       20/06/01    100       11
      S       20/06/01    100       11
      S       20/06/01    100       11
      S       20/06/01    100       11
      S       20/06/01    100       11
      S       20/06/01    100    11.05
      S       20/06/01    100     11.1
      S       20/06/01    100    11.15
      S       20/06/01    100    11.15
      S       20/06/01    100    11.39
      S       20/06/01    100    11.39
      S       20/06/01    100    11.42
      S       20/06/01    100    11.44
      S       20/06/01    100    11.51
      S       20/06/01    100    11.62
      S       20/06/01    200    11.05
      S       20/06/01    200    11.15
      S       20/06/01    200    11.39
      S       20/06/01    200    11.44
      S       20/06/01    300       11
      S       20/06/01    300       11
      S       20/06/01    300       11
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.05
      S       20/06/01    300    11.15
      S       20/06/01    300    11.39
      S       20/06/01    300    11.43
      S       20/06/01    400    10.85
      S       20/06/01    400       11
      S       20/06/01    400    11.05
      S       20/06/01    400    11.05
      S       20/06/01    400    11.05
      S       20/06/01    400    11.15
      S       20/06/01    400    11.15
      S       20/06/01    400    11.43
      S       20/06/01    400    11.45
      S       20/06/01    500    10.85
      S       20/06/01    500    11.01
      S       20/06/01    500    11.05
      S       20/06/01    500     11.1
      S       20/06/01    600    10.93
      S       20/06/01    600    10.99
      S       20/06/01    600       11
      S       20/06/01    600       11

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       20/06/01    600    11.01
      S       20/06/01    600     11.1
      S       20/06/01    600    11.15
      S       20/06/01    600    11.15
      S       20/06/01    600    11.15
      S       20/06/01    600    11.15
      S       20/06/01    600    11.15
      S       20/06/01    600    11.15
      S       20/06/01    600    11.15
      S       20/06/01    700    10.99
      S       20/06/01    700    10.99
      S       20/06/01    700    11.15
      S       20/06/01    800    10.95
      S       20/06/01    800    11.15
      S       20/06/01    800     11.2
      S       20/06/01    900    11.15
      S       20/06/01    900    11.39
      S       20/06/01   1000    10.85
      S       20/06/01   1000    10.96
      S       20/06/01   1000       11
      S       20/06/01   1000     11.1
      S       20/06/01   1000     11.1
      S       20/06/01   1000    11.15
      S       20/06/01   1000    11.15
      S       20/06/01   1000    11.15
      S       20/06/01   1200    11.15
      S       20/06/01   1200    11.15
      S       20/06/01   1300    11.15
      S       20/06/01   1400     11.1
      S       20/06/01   1400     11.1
      S       20/06/01   1400     11.1
      S       20/06/01   1400    11.15
      S       20/06/01   1400    11.15
      S       20/06/01   1400    11.15
      S       20/06/01   1500    10.95
      S       20/06/01   1500     11.1
      S       20/06/01   1600     11.1
      S       20/06/01   1700    11.44
      S       20/06/01   2000    11.15
      S       20/06/01   2000    11.39
      S       20/06/01   2300    10.85
      S       20/06/01   2500    10.95
      S       20/06/01   5000    11.15
      S       20/06/01   5000    11.15
      B       19/06/01    100     11.7
      B       19/06/01    100     11.8
      B       19/06/01    100     11.9
      B       19/06/01    100       12
      B       19/06/01    100       12
      B       19/06/01    100    12.15
      B       19/06/01    100    12.25
      B       19/06/01    100    12.35
      B       19/06/01    100    12.45
      B       19/06/01    100    12.45
      B       19/06/01    100    12.55
      B       19/06/01    100    12.65
      B       19/06/01    200     12.1
      B       19/06/01    200    12.45
      B       19/06/01    200    12.55
      B       19/06/01    400  12.0474
      B       19/06/01    600  12.0474
      B       19/06/01    600     12.1
      B       19/06/01    600     12.1
      B       19/06/01    800       12
      B       19/06/01   1100  12.0474
      B       19/06/01   1200  12.0474
      B       19/06/01   2500  12.0474
      B       19/06/01   6100  12.0474
      B       19/06/01   9600  12.0474
      S       19/06/01    100       12
      S       19/06/01    100    12.07
      S       19/06/01    100    12.12
      S       19/06/01    100    12.35
      S       19/06/01    100    12.35
      S       19/06/01    100     12.4
      S       19/06/01    100    12.42
      S       19/06/01    200    12.11
      S       19/06/01    200    12.31
      S       19/06/01    200     12.6
      S       19/06/01    200    12.65
      S       19/06/01    200    13.05
      S       19/06/01    300    11.74
      S       19/06/01    300    12.31
      S       19/06/01    400    11.92
      S       19/06/01    500       12
      S       19/06/01    500    12.29
      S       19/06/01    500     12.3
      S       19/06/01    500     12.5
      S       19/06/01    600    11.92
      S       19/06/01    700    12.11
      S       19/06/01    700    12.26

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       19/06/01    800     11.8
      S       19/06/01    800    12.35
      S       19/06/01    800    12.35
      S       19/06/01    800    12.35
      S       19/06/01   1000    11.73
      S       19/06/01   1100       12
      S       19/06/01   2500    12.28
      S       19/06/01   2600    12.26
      S       19/06/01   8200   12.175
      B       18/06/01    100     12.8
      B       18/06/01    100     12.9
      B       18/06/01    100     12.9
      B       18/06/01    100       13
      B       18/06/01    100    13.08
      B       18/06/01    300   12.875
      B       18/06/01    500  12.9079
      B       18/06/01    900  12.9079
      B       18/06/01   1400  12.9079
      B       18/06/01   1500  12.9079
      B       18/06/01   3300  12.9079
      B       18/06/01   8200  12.9079
      B       18/06/01  12700  12.9079
      S       18/06/01    100    12.95
      S       18/06/01    100    12.97
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    100     13.1
      S       18/06/01    200    12.82
      S       18/06/01    200    12.91
      S       18/06/01    200    13.01
      S       18/06/01    200    13.01
      S       18/06/01    200    13.01
      S       18/06/01    200    13.05
      S       18/06/01    200    13.05
      S       18/06/01    200    13.05
      S       18/06/01    200    13.06
      S       18/06/01    200    13.08
      S       18/06/01    300       13
      S       18/06/01    300       13
      S       18/06/01    400    13.05
      S       18/06/01    500    12.87
      S       18/06/01    500    12.95
      S       18/06/01    500     13.4
      S       18/06/01    700    12.92
      S       18/06/01    700    12.95
      S       18/06/01    800    13.05
      S       18/06/01    800    13.08
      S       18/06/01    900    12.95
      S       18/06/01   1000    12.95
      S       18/06/01   1000    13.02
      S       18/06/01   1000    13.02
      S       18/06/01   1000    13.05
      S       18/06/01   1300    12.87
      S       18/06/01   1300    13.05
      S       18/06/01   2400    12.87
      S       18/06/01   3000    12.92
      S       18/06/01   3100    13.05
      S       18/06/01   5300   12.995
      B       15/06/01    100    12.95
      B       15/06/01    100    13.05
      B       15/06/01    100    13.05
      B       15/06/01    100     13.2
      B       15/06/01    100    13.25
      B       15/06/01    100    13.25
      B       15/06/01    100     13.3
      B       15/06/01    100    13.35
      B       15/06/01    100     13.4
      B       15/06/01    100     13.5
      B       15/06/01    100     13.5
      B       15/06/01    100     13.5
      B       15/06/01    100     13.5
      B       15/06/01    100     13.6
      B       15/06/01    100     13.6
      B       15/06/01    100     13.8
      B       15/06/01    100     13.8
      B       15/06/01    100       14
      B       15/06/01    100       14
      B       15/06/01    100     14.1
      B       15/06/01    200     13.3
      B       15/06/01    500    13.35
      B       15/06/01    658     13.6

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       15/06/01    800    13.35
      B       15/06/01   1200    13.35
      B       15/06/01   1300    13.35
      B       15/06/01   2900    13.35
      B       15/06/01   7100    13.35
      B       15/06/01  11200    13.35
      S       15/06/01    100       13
      S       15/06/01    100       13
      S       15/06/01    100       13
      S       15/06/01    100       13
      S       15/06/01    100    13.15
      S       15/06/01    100    13.19
      S       15/06/01    100    13.25
      S       15/06/01    100    13.35
      S       15/06/01    100    13.47
      S       15/06/01    100    13.85
      S       15/06/01    100    13.85
      S       15/06/01    100    13.95
      S       15/06/01    100    14.15
      S       15/06/01    200    12.96
      S       15/06/01    200    13.15
      S       15/06/01    200    13.36
      S       15/06/01    200     13.4
      S       15/06/01    200    13.55
      S       15/06/01    300       13
      S       15/06/01    300    13.55
      S       15/06/01    400    13.26
      S       15/06/01    500    13.85
      S       15/06/01    500    13.95
      S       15/06/01    700       13
      S       15/06/01    900    13.22
      S       15/06/01   1000     13.1
      S       15/06/01   1200   13.345
      S       15/06/01   2000       13
      S       15/06/01   2000    13.25
      S       15/06/01   2100    13.25
      S       15/06/01   2700    13.47
      S       15/06/01   3000       13
      S       15/06/01   7000       13
      B       14/06/01    100    13.35
      B       14/06/01    100    13.35
      B       14/06/01    100    13.35
      B       14/06/01    100     13.4
      B       14/06/01    100     13.4
      B       14/06/01    100    13.44
      B       14/06/01    100    13.45
      B       14/06/01    100    13.45
      B       14/06/01    100    13.45
      B       14/06/01    100    13.45
      B       14/06/01    100    13.47
      B       14/06/01    100     13.5
      B       14/06/01    100     13.6
      B       14/06/01    100    13.65
      B       14/06/01    100    13.65
      B       14/06/01    140    13.56
      B       14/06/01    200    13.15
      B       14/06/01    200    13.24
      B       14/06/01    200    13.35
      B       14/06/01    200     13.4
      B       14/06/01    200    13.44
      B       14/06/01    200    13.45
      B       14/06/01    200    13.45
      B       14/06/01    200     13.5
      B       14/06/01    200     13.5
      B       14/06/01    200     13.5
      B       14/06/01    200    13.57
      B       14/06/01    200    13.59
      B       14/06/01    200    13.59
      B       14/06/01    200     13.6
      B       14/06/01    200     13.6
      B       14/06/01    200    13.64
      B       14/06/01    200    13.64
      B       14/06/01    300    13.25
      B       14/06/01    300    13.35
      B       14/06/01    300    13.43
      B       14/06/01    300    13.54
      B       14/06/01    400    13.45
      B       14/06/01    400    13.45
      B       14/06/01    400    13.45
      B       14/06/01    400    13.45
      B       14/06/01    400    13.45
      B       14/06/01    400    13.55
      B       14/06/01    400    13.59
      B       14/06/01    400    13.59
      B       14/06/01    400     13.6
      B       14/06/01    400     13.6
      B       14/06/01    400    13.69
      B       14/06/01    500    13.25
      B       14/06/01    500    13.25
      B       14/06/01    500    13.25
      B       14/06/01    500     13.3

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       14/06/01    500    13.45
      B       14/06/01    500    13.45
      B       14/06/01    500    13.45
      B       14/06/01    600   13.225
      B       14/06/01    600     13.4
      B       14/06/01    600    13.59
      B       14/06/01   1000    13.15
      B       14/06/01   1000     13.4
      B       14/06/01   1000    13.45
      B       14/06/01   1000    13.54
      B       14/06/01   2000    13.46
      B       14/06/01   2500    13.54
      B       14/06/01   3000     13.4
      B       14/06/01   3000     13.7
      B       14/06/01   4000    13.56
      B       14/06/01   5000     13.3
      B       14/06/01   5000    13.65
      S       14/06/01    100    13.11
      S       14/06/01    100    13.13
      S       14/06/01    100    13.15
      S       14/06/01    100    13.15
      S       14/06/01    100    13.15
      S       14/06/01    100    13.15
      S       14/06/01    100     13.2
      S       14/06/01    100    13.24
      S       14/06/01    100    13.25
      S       14/06/01    100    13.25
      S       14/06/01    100    13.25
      S       14/06/01    100     13.3
      S       14/06/01    100    13.35
      S       14/06/01    100    13.35
      S       14/06/01    100    13.35
      S       14/06/01    100    13.37
      S       14/06/01    100    13.38
      S       14/06/01    100    13.45
      S       14/06/01    100    13.55
      S       14/06/01    100    13.55
      S       14/06/01    100     13.6
      S       14/06/01    200     13.1
      S       14/06/01    200    13.15
      S       14/06/01    200    13.35
      S       14/06/01    200    13.35
      S       14/06/01    200    13.39
      S       14/06/01    300     13.2
      S       14/06/01    300    13.21
      S       14/06/01    300    13.38
      S       14/06/01    398     13.2
      S       14/06/01    500    13.25
      S       14/06/01    700    13.25
      S       14/06/01   1000     13.3
      S       14/06/01   3000    13.35
      S       14/06/01   5000    13.45
      S       14/06/01   5000     13.5
      S       14/06/01   5000    13.52
      S       14/06/01   5000     13.6
      S       14/06/01   7500    13.68
      S       14/06/01   7500     13.7
      B       13/06/01    100     13.6
      B       13/06/01    100    13.65
      B       13/06/01    100    13.65
      B       13/06/01    100    13.68
      B       13/06/01    100    13.69
      B       13/06/01    100     13.7
      B       13/06/01    100    13.71
      B       13/06/01    100    13.73
      B       13/06/01    100    13.75
      B       13/06/01    100    13.75
      B       13/06/01    100    13.75
      B       13/06/01    100    13.75
      B       13/06/01    100    13.79
      B       13/06/01    100    13.79
      B       13/06/01    100     13.8
      B       13/06/01    100     13.8
      B       13/06/01    100     13.8
      B       13/06/01    100    13.85
      B       13/06/01    100    13.89
      B       13/06/01    100     13.9
      B       13/06/01    100     13.9
      B       13/06/01    100    13.91
      B       13/06/01    100    13.94
      B       13/06/01    100    13.95
      B       13/06/01    100    13.95
      B       13/06/01    100    13.95
      B       13/06/01    100    13.96
      B       13/06/01    100    13.98
      B       13/06/01    100       14
      B       13/06/01    100       14
      B       13/06/01    100       14
      B       13/06/01    200    13.65
      B       13/06/01    200    13.69
      B       13/06/01    200     13.7

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       13/06/01    200   13.88
      B       13/06/01    200   13.92
      B       13/06/01    200   13.95
      B       13/06/01    200      14
      B       13/06/01    300   13.72
      B       13/06/01    300   13.79
      B       13/06/01    300   13.85
      B       13/06/01    300   13.95
      B       13/06/01    400   13.65
      B       13/06/01    400   13.69
      B       13/06/01    400    13.7
      B       13/06/01    400   13.78
      B       13/06/01    500    13.6
      B       13/06/01    500   13.65
      B       13/06/01    500   13.74
      B       13/06/01    500   13.88
      B       13/06/01    600   13.75
      B       13/06/01    700    13.6
      B       13/06/01    700    13.6
      B       13/06/01    700   13.75
      B       13/06/01    700      14
      B       13/06/01    800      14
      B       13/06/01    800      14
      B       13/06/01    900      14
      B       13/06/01    900      14
      B       13/06/01    900      14
      B       13/06/01   1000    13.7
      B       13/06/01   1000    13.7
      B       13/06/01   1000    13.7
      B       13/06/01   1000   13.74
      B       13/06/01   1000   13.75
      B       13/06/01   1000   13.75
      B       13/06/01   1000   13.79
      B       13/06/01   1000    13.8
      B       13/06/01   1000    13.8
      B       13/06/01   1000    13.8
      B       13/06/01   1100    13.7
      B       13/06/01   1300    13.9
      B       13/06/01   1300   13.97
      B       13/06/01   1500    13.7
      B       13/06/01   1700    13.8
      B       13/06/01   2000    13.5
      B       13/06/01   2000    13.8
      B       13/06/01   2000      14
      B       13/06/01   2000      14
      B       13/06/01   2500      14
      B       13/06/01   3300   13.75
      B       13/06/01   3500    13.7
      B       13/06/01   4000   13.78
      B       13/06/01   4400   13.25
      B       13/06/01   5000    13.7
      B       13/06/01   5000   13.96
      S       13/06/01    100   13.12
      S       13/06/01    100   13.15
      S       13/06/01    100   13.16
      S       13/06/01    100   13.25
      S       13/06/01    100   13.25
      S       13/06/01    100    13.3
      S       13/06/01    100    13.3
      S       13/06/01    100    13.3
      S       13/06/01    100    13.3
      S       13/06/01    100    13.3
      S       13/06/01    100    13.5
      S       13/06/01    100   13.55
      S       13/06/01    100   13.61
      S       13/06/01    100    13.7
      S       13/06/01    100    13.7
      S       13/06/01    100   13.74
      S       13/06/01    100   13.75
      S       13/06/01    100   13.75
      S       13/06/01    100   13.75
      S       13/06/01    100   13.77
      S       13/06/01    100   13.78
      S       13/06/01    100   13.78
      S       13/06/01    100    13.8
      S       13/06/01    100    13.8
      S       13/06/01    100    13.8
      S       13/06/01    100   13.85
      S       13/06/01    100   13.85
      S       13/06/01    100   13.85
      S       13/06/01    100   13.88
      S       13/06/01    100    13.9
      S       13/06/01    100    13.9
      S       13/06/01    100    13.9
      S       13/06/01    100   13.93
      S       13/06/01    100      14
      S       13/06/01    100      14
      S       13/06/01    100      14
      S       13/06/01    200    13.5
      S       13/06/01    200   13.69
      S       13/06/01    200   13.77

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       13/06/01    300    13.96
      S       13/06/01    400    13.11
      S       13/06/01    400    13.25
      S       13/06/01    400    13.64
      S       13/06/01    400    13.78
      S       13/06/01    500     13.3
      S       13/06/01    500    13.69
      S       13/06/01    500    13.69
      S       13/06/01    500    13.75
      S       13/06/01    500    13.76
      S       13/06/01    500    13.77
      S       13/06/01    500    13.78
      S       13/06/01    500    13.78
      S       13/06/01    500    13.78
      S       13/06/01    500    13.78
      S       13/06/01    500     13.8
      S       13/06/01    500    13.83
      S       13/06/01    500    13.85
      S       13/06/01    600    13.84
      S       13/06/01    800    13.77
      S       13/06/01    900    13.75
      S       13/06/01   1000     13.6
      S       13/06/01   1000    13.74
      S       13/06/01   1000    13.79
      S       13/06/01   6000   13.765
      S       13/06/01   7000   13.725
      S       13/06/01   8600    13.97
      S       13/06/01  10000    13.18
      S       13/06/01  10000   13.705
      S       13/06/01  10000   13.765
      B       12/06/01    100    12.85
      B       12/06/01    100    12.89
      B       12/06/01    100     12.9
      B       12/06/01    100    12.94
      B       12/06/01    100    12.94
      B       12/06/01    100    12.94
      B       12/06/01    100       13
      B       12/06/01    100       13
      B       12/06/01    100    13.15
      B       12/06/01    100    13.21
      B       12/06/01    100    13.29
      B       12/06/01    100    13.34
      B       12/06/01    100    13.34
      B       12/06/01    100     13.4
      B       12/06/01    100     13.6
      B       12/06/01    100     13.6
      B       12/06/01    100     13.7
      B       12/06/01    100    13.74
      B       12/06/01    100     13.9
      B       12/06/01    200     12.9
      B       12/06/01    200     12.9
      B       12/06/01    200    13.25
      B       12/06/01    200     13.7
      B       12/06/01    200     13.7
      B       12/06/01    200    13.71
      B       12/06/01    300    13.29
      B       12/06/01    400    13.75
      B       12/06/01    500    13.04
      B       12/06/01    500    13.14
      B       12/06/01    500     13.7
      B       12/06/01   1000    13.26
      B       12/06/01   1700    13.74
      B       12/06/01   2000       13
      S       12/06/01    100     12.8
      S       12/06/01    100     12.9
      S       12/06/01    100    12.92
      S       12/06/01    100    12.96
      S       12/06/01    100    12.96
      S       12/06/01    100       13
      S       12/06/01    100       13
      S       12/06/01    100       13
      S       12/06/01    100     13.1
      S       12/06/01    100     13.3
      S       12/06/01    100    13.35
      S       12/06/01    100     13.5
      S       12/06/01    100     13.5
      S       12/06/01    100     13.6
      S       12/06/01    100     13.6
      S       12/06/01    100     13.6
      S       12/06/01    100     13.6
      S       12/06/01    100     13.7
      S       12/06/01    100     13.8
      S       12/06/01    200     12.9
      S       12/06/01    200    12.92
      S       12/06/01    200     13.5
      S       12/06/01    200    13.84
      S       12/06/01    300    12.97
      S       12/06/01    300    13.02
      S       12/06/01    400       13
      S       12/06/01    500     12.9
      S       12/06/01    500    12.91

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       12/06/01    500   12.92
      S       12/06/01    800      13
      S       12/06/01    800      13
      S       12/06/01   3100   13.67
      B       11/06/01    100    13.8
      B       11/06/01    100    13.9
      B       11/06/01    100    13.9
      B       11/06/01    100      14
      B       11/06/01    100      14
      B       11/06/01    100   14.02
      B       11/06/01    100   14.02
      B       11/06/01    100   14.02
      B       11/06/01    100    14.1
      B       11/06/01    100   14.15
      B       11/06/01    100   14.15
      B       11/06/01    100   14.15
      B       11/06/01    100   14.15
      B       11/06/01    100   14.15
      B       11/06/01    100   14.15
      B       11/06/01    100   14.15
      B       11/06/01    100   14.16
      B       11/06/01    100    14.2
      B       11/06/01    100    14.2
      B       11/06/01    100    14.2
      B       11/06/01    100    14.3
      B       11/06/01    100    14.3
      B       11/06/01    100    14.4
      B       11/06/01    200   13.92
      B       11/06/01    200   13.93
      B       11/06/01    200   14.15
      B       11/06/01    200   14.15
      B       11/06/01    200    14.4
      B       11/06/01    300   13.92
      B       11/06/01    300   13.95
      B       11/06/01    300      14
      B       11/06/01    300   14.15
      B       11/06/01    300   14.27
      B       11/06/01    300   14.27
      B       11/06/01    400      14
      B       11/06/01    400   13.95
      B       11/06/01    400   13.98
      B       11/06/01    500    13.9
      B       11/06/01    500   13.98
      B       11/06/01    500   14.15
      B       11/06/01    500    14.3
      B       11/06/01    600   13.95
      B       11/06/01    700      14
      B       11/06/01    700      14
      B       11/06/01    800   13.95
      B       11/06/01    900    13.9
      B       11/06/01   1000    13.9
      B       11/06/01   1000      14
      B       11/06/01   1000      14
      B       11/06/01   1000      14
      B       11/06/01   1000      14
      B       11/06/01   1000   14.15
      B       11/06/01   1100   13.95
      B       11/06/01   1100   13.95
      B       11/06/01   1300   13.93
      B       11/06/01   1400      14
      B       11/06/01   1500   13.93
      B       11/06/01   1500   14.15
      B       11/06/01   1500   14.15
      B       11/06/01   4300    14.2
      S       11/06/01    100   13.88
      S       11/06/01    100   13.94
      S       11/06/01    100   13.94
      S       11/06/01    100   13.94
      S       11/06/01    100   13.94
      S       11/06/01    100   13.95
      S       11/06/01    100   13.97
      S       11/06/01    100      14
      S       11/06/01    100      14
      S       11/06/01    100      14
      S       11/06/01    100      14
      S       11/06/01    100      14
      S       11/06/01    100      14
      S       11/06/01    100   14.02
      S       11/06/01    100   14.02
      S       11/06/01    100   14.15
      S       11/06/01    100   14.15
      S       11/06/01    100   14.15
      S       11/06/01    100   14.15
      S       11/06/01    100   14.15
      S       11/06/01    100   14.16
      S       11/06/01    100   14.16
      S       11/06/01    100    14.2
      S       11/06/01    100   14.21
      S       11/06/01    100   14.23
      S       11/06/01    100   14.23
      S       11/06/01    100   14.23

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       11/06/01    200    14.13
      S       11/06/01    200    14.15
      S       11/06/01    400    13.94
      S       11/06/01    500    14.11
      S       11/06/01    500     14.2
      S       11/06/01    800    14.25
      S       11/06/01   1000     13.7
      S       11/06/01   1000    13.96
      S       11/06/01   1100       14
      S       11/06/01   3800   14.175
      S       11/06/01   9500    14.19
      S       11/06/01  10000   13.975
      B       08/06/01    100    14.62
      B       08/06/01    100    14.68
      B       08/06/01    100    14.68
      B       08/06/01    100    14.68
      B       08/06/01    100     14.7
      B       08/06/01    200    14.65
      B       08/06/01    200    14.65
      B       08/06/01    200     14.7
      B       08/06/01    300    14.68
      B       08/06/01    300    14.68
      B       08/06/01    300    14.68
      B       08/06/01    300    14.69
      B       08/06/01    300     14.8
      B       08/06/01    300     14.8
      B       08/06/01    300    14.87
      B       08/06/01    400    14.68
      B       08/06/01    400    14.68
      B       08/06/01    400    14.68
      B       08/06/01    500    14.61
      B       08/06/01    500     14.7
      B       08/06/01    500     14.8
      B       08/06/01    600     14.6
      B       08/06/01    600    14.79
      B       08/06/01    600   14.868
      B       08/06/01    700    14.68
      B       08/06/01    700     14.8
      B       08/06/01    800    14.61
      B       08/06/01    800    14.68
      B       08/06/01    800    14.68
      B       08/06/01    900     14.7
      B       08/06/01    900    14.81
      B       08/06/01   1000    14.61
      B       08/06/01   1000    14.65
      B       08/06/01   1000    14.65
      B       08/06/01   1000    14.65
      B       08/06/01   1000    14.65
      B       08/06/01   1000    14.87
      B       08/06/01   1100     14.7
      B       08/06/01   1600    14.62
      B       08/06/01   1900     14.7
      B       08/06/01   2000    14.65
      B       08/06/01   2000     14.7
      B       08/06/01   2000     14.8
      B       08/06/01   2900    14.81
      B       08/06/01   3000    14.68
      B       08/06/01   3200     14.7
      B       08/06/01   5000     14.8
      B       08/06/01   6000     14.7
      S       08/06/01    900  14.7575
      S       08/06/01   1500  14.7575
      S       08/06/01   2600  14.7575
      S       08/06/01   3700  14.7575
      S       08/06/01   5700  14.7575
      S       08/06/01  13900  14.7575
      S       08/06/01  21700  14.7575
      B       06/06/01    100     14.9
      B       06/06/01    100       15
      B       06/06/01    100     15.1
      B       06/06/01    100     15.3
      S       06/06/01    375     14.5
      B       05/06/01    600    15.58
      S       05/06/01    625    15.63
      B       04/06/01    100     15.4
      B       04/06/01    100     15.5
      B       04/06/01    200     15.5
      B       04/06/01    200     15.5
      S       04/06/01    100    15.95
      S       04/06/01    500     15.5
      B       01/06/01    100     14.9
      B       01/06/01    200    15.65
      B       01/06/01    200    15.82
      B       01/06/01    500    15.65
      B       01/06/01    500    15.66
      S       01/06/01    100    15.15
      S       01/06/01    100    15.45
      S       01/06/01    100    15.45
      S       01/06/01    100     15.5
      S       01/06/01    100    15.65
      S       01/06/01    100    15.75

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       01/06/01    100   15.75
      S       01/06/01    100   15.75
      S       01/06/01    100   15.75
      S       01/06/01    200   15.45
      S       01/06/01    200   15.45
      S       01/06/01    200   15.51
      B       30/05/01    100   14.25
      B       30/05/01    100   14.45
      B       30/05/01    100   14.85
      B       30/05/01    100   15.05
      B       30/05/01    100   15.15
      B       30/05/01    100   15.15
      B       30/05/01    100   15.35
      B       30/05/01    300   14.56
      S       30/05/01    100   14.25
      S       30/05/01    100   14.52
      S       30/05/01    100   14.55
      S       30/05/01    100   14.76
      S       30/05/01    100   14.76
      S       30/05/01    100   14.77
      S       30/05/01    200   14.56
      S       30/05/01    200   14.71
      B       29/05/01      1   15.75
      B       29/05/01    100   15.45
      B       29/05/01    100   15.55
      B       29/05/01    100   15.65
      B       29/05/01    100   15.65
      B       29/05/01    100   15.65
      B       29/05/01    100   15.75
      B       29/05/01    100   15.75
      B       29/05/01    100   15.76
      B       29/05/01    100   16.15
      B       29/05/01    100   16.25
      B       29/05/01    100   16.35
      B       29/05/01    100   16.45
      B       29/05/01    199   16.55
      B       29/05/01    200   16.55
      B       29/05/01    300   15.75
      B       29/05/01   1000   15.75
      B       29/05/01   1000   15.76
      B       29/05/01  15300    15.6
      S       29/05/01    100   15.43
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.45
      S       29/05/01    100   15.46
      S       29/05/01    100   15.48
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.49
      S       29/05/01    100   15.51
      S       29/05/01    100   15.52
      S       29/05/01    100   15.52
      S       29/05/01    100   15.52
      S       29/05/01    100   15.54
      S       29/05/01    100   15.54
      S       29/05/01    100   15.54
      S       29/05/01    100   15.54
      S       29/05/01    100    15.6
      S       29/05/01    100    15.6
      S       29/05/01    100    15.6
      S       29/05/01    100    15.6
      S       29/05/01    100    15.6
      S       29/05/01    100    15.6
      S       29/05/01    100    15.6
      S       29/05/01    100    15.6
      S       29/05/01    100   16.15
      S       29/05/01    100   16.15
      S       29/05/01    100   16.19
      S       29/05/01    200   15.42
      S       29/05/01    200   15.45
      S       29/05/01    200   15.49
      S       29/05/01    200   15.51
      S       29/05/01    200   15.52
      S       29/05/01    200   15.52
      S       29/05/01    200   15.52
      S       29/05/01    200   15.52
      S       29/05/01    200   15.52

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       29/05/01    200   15.52
      S       29/05/01    200   15.54
      S       29/05/01    200    15.6
      S       29/05/01    200   15.62
      S       29/05/01    200   16.15
      S       29/05/01    200   16.15
      S       29/05/01    300   15.46
      S       29/05/01    300    15.6
      S       29/05/01    300   15.62
      S       29/05/01    300   16.15
      S       29/05/01    300   16.15
      S       29/05/01    300   16.16
      S       29/05/01    400   15.42
      S       29/05/01    400   15.52
      S       29/05/01    500   15.45
      S       29/05/01    500   15.47
      S       29/05/01    500   15.52
      S       29/05/01    500    15.6
      S       29/05/01    500   16.19
      S       29/05/01    500   16.19
      S       29/05/01    600   15.52
      S       29/05/01    700   15.54
      S       29/05/01    800   15.54
      S       29/05/01    800   15.56
      S       29/05/01   1000   15.54
      S       29/05/01   1000   16.09
      S       29/05/01   1600   15.53
      B       25/05/01     33   17.68
      B       25/05/01    100    17.5
      B       25/05/01    300   17.74
      B       25/05/01   1000   17.55
      S       25/05/01    100   17.54
      S       25/05/01    100   17.54
      S       25/05/01    200   17.54
      S       25/05/01    200   17.54
      S       25/05/01    200   17.64
      S       25/05/01    200   17.65
      S       25/05/01    500    17.5
      B       24/05/01    100    17.5
      B       24/05/01    100   17.89
      B       24/05/01    100   17.89
      B       24/05/01    100    17.9
      B       24/05/01    100   17.96
      B       24/05/01    200   17.94
      B       24/05/01    200    18.1
      B       24/05/01    600   18.03
      B       24/05/01   1000   18.05
      B       24/05/01   1500   18.05
      B       24/05/01   1500   18.06
      B       24/05/01   2300   17.98
      S       24/05/01     50   18.02
      S       24/05/01     50   18.02
      S       24/05/01    100      18
      S       24/05/01    100      18
      S       24/05/01    100      18
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.02
      S       24/05/01    100   18.04
      S       24/05/01    100   18.04
      S       24/05/01    100   18.05
      S       24/05/01    200   17.98
      S       24/05/01    200   17.98
      S       24/05/01    200   18.02
      S       24/05/01    200   18.02
      S       24/05/01    300      18
      S       24/05/01    300      18
      S       24/05/01    400   18.02
      S       24/05/01    500   18.02
      S       24/05/01    600   18.02
      S       24/05/01    700   18.02
      S       24/05/01    900   18.02
      S       24/05/01   1500   18.02
      B       23/05/01     33      18
      B       23/05/01    100    17.6
      B       23/05/01    100   17.91
      B       23/05/01    100   17.95
      B       23/05/01    100   17.98
      B       23/05/01    200    17.8
      B       23/05/01    200    17.9
      B       23/05/01    200   17.95
      B       23/05/01    200   17.98
      B       23/05/01    200   18.05
      B       23/05/01    200   18.09

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       23/05/01    200    18.09
      B       23/05/01    200    18.09
      B       23/05/01    200    18.09
      B       23/05/01    200     18.1
      B       23/05/01    300    17.94
      B       23/05/01    300    17.95
      B       23/05/01    300     18.3
      B       23/05/01    500    17.94
      B       23/05/01    500    17.94
      B       23/05/01    500    17.94
      B       23/05/01    500    17.94
      B       23/05/01    700    17.95
      B       23/05/01    700       18
      B       23/05/01    750     17.9
      B       23/05/01   1000    17.93
      B       23/05/01   1000    17.93
      B       23/05/01   1000    17.95
      B       23/05/01   1000     18.2
      B       23/05/01   1000    18.22
      B       23/05/01   1300     18.1
      B       23/05/01   1500    17.93
      B       23/05/01   1500    17.98
      B       23/05/01   1800       18
      S       23/05/01     50  18.0343
      S       23/05/01    100  18.0343
      S       23/05/01    100  18.0343
      S       23/05/01    100  18.0343
      S       23/05/01    100  18.0343
      S       23/05/01    100    18.05
      S       23/05/01    100    18.25
      S       23/05/01    150  18.0343
      S       23/05/01    150  18.0343
      S       23/05/01    150  18.0343
      S       23/05/01    200  18.0343
      S       23/05/01    200  18.0343
      S       23/05/01    300  18.0343
      S       23/05/01    300  18.0343
      S       23/05/01    300  18.0343
      S       23/05/01    300  18.0343
      S       23/05/01    400  18.0343
      S       23/05/01    400  18.0343
      S       23/05/01    600  18.0343
      S       23/05/01    800  18.0343
      S       23/05/01   1300  18.0343
      S       23/05/01   1900  18.0343
      S       23/05/01   2000  18.0343
      S       23/05/01   2500  18.0343
      S       23/05/01   5100  18.0343
      B       22/05/01    100     17.6
      B       22/05/01    100     17.6
      B       22/05/01    100     17.6
      B       22/05/01    100     17.6
      B       22/05/01    100    17.95
      B       22/05/01    100     17.8
      B       22/05/01    100    17.85
      B       22/05/01    100     17.9
      B       22/05/01    100     17.9
      B       22/05/01    100    17.95
      B       22/05/01    100       18
      B       22/05/01    100       18
      B       22/05/01    100       18
      B       22/05/01    184     17.8
      B       22/05/01    400     17.6
      B       22/05/01    500    17.75
      B       22/05/01    500     17.9
      B       22/05/01    500     17.9
      B       22/05/01    500     17.9
      B       22/05/01    500     17.9
      B       22/05/01    500    17.99
      B       22/05/01    600     17.9
      B       22/05/01    600     17.9
      B       22/05/01    800     17.9
      B       22/05/01    800     17.9
      B       22/05/01    800     17.9

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      B       22/05/01    800     17.9
      B       22/05/01    800     17.9
      B       22/05/01    800     17.9
      B       22/05/01    800    17.94
      B       22/05/01    900    17.75
      B       22/05/01    900    17.75
      B       22/05/01    900    17.75
      B       22/05/01    900    17.75
      B       22/05/01    900    17.75
      B       22/05/01   1000     17.8
      B       22/05/01   1000     17.9
      B       22/05/01   1100     17.8
      B       22/05/01   1100     17.8
      B       22/05/01   1100     17.8
      B       22/05/01   1100     17.8
      B       22/05/01   1100     17.8
      B       22/05/01   1100     17.8
      B       22/05/01   1400     17.8
      B       22/05/01   1500    17.75
      B       22/05/01   1500    17.75
      B       22/05/01   1500    17.75
      B       22/05/01   1500    17.79
      B       22/05/01   1500     17.8
      B       22/05/01   1500     17.8
      B       22/05/01   1500     17.8
      B       22/05/01   1500     17.8
      B       22/05/01   1500     17.8
      B       22/05/01   1800    17.99
      B       22/05/01   2000     17.8
      B       22/05/01   2100     17.8
      B       22/05/01   5000     17.8
      S       22/05/01    100    17.85
      S       22/05/01    100    17.85
      S       22/05/01    100    17.85
      S       22/05/01    100    17.88
      S       22/05/01    100    17.91
      S       22/05/01    100    17.91
      S       22/05/01    100    17.91
      S       22/05/01    100    17.95
      S       22/05/01    100    17.95
      S       22/05/01    100    18.05
      S       22/05/01    150    17.91
      S       22/05/01    150    17.91
      S       22/05/01    150    17.91
      S       22/05/01    150    17.91
      S       22/05/01    200    17.82
      S       22/05/01    200    17.91
      S       22/05/01    300    17.91
      S       22/05/01    300    17.91
      S       22/05/01    400    17.91
      S       22/05/01    400    17.91
      S       22/05/01    500   17.845
      S       22/05/01    500    17.91
      S       22/05/01    500    17.91
      S       22/05/01    600    17.91
      S       22/05/01    600    17.91
      S       22/05/01    600    17.95
      S       22/05/01    800   17.845
      S       22/05/01    900    17.91
      S       22/05/01   1100    17.91
      S       22/05/01   1400   17.845
      S       22/05/01   1900    17.91
      S       22/05/01   2700    17.91
      S       22/05/01   2800    17.91
      S       22/05/01   3000   17.845
      S       22/05/01   3600    17.91
      S       22/05/01   7300    17.91
      S       22/05/01   7500   17.845
      S       22/05/01  11800   17.845
      B       21/05/01    100    18.45
      S       21/05/01    100     18.4
      B       18/05/01    100    18.21
      B       18/05/01    600   17.605
      S       18/05/01    100    17.74

  Buy/Sell   Trade Date Volume Price($)
  --------   ---------- ------ --------
      S       18/05/01    100     18.2
      S       18/05/01    500    17.75
      B       17/05/01    100    17.78
      B       17/05/01    500   17.355
      S       17/05/01    100       17
      S       17/05/01    100     17.1
      S       17/05/01    100     17.2
      S       17/05/01    100     17.3
      S       17/05/01    200     17.3
      B       14/05/01    100     16.5
      B       14/05/01    150    16.45
      S       14/05/01    100       17
      S       14/05/01    150    16.45
      B       11/05/01    100     15.2
      B       11/05/01    100     15.3
      B       11/05/01    100    15.55
      B       11/05/01    100    15.58
      B       11/05/01    100    15.82
      S       11/05/01    100       14
      S       11/05/01    100     14.2
      S       11/05/01    100       15
      S       11/05/01    100     15.1
      S       11/05/01    100     15.5
      S       11/05/01    100     15.6
      S       11/05/01    100     15.8
      S       11/05/01    800    14.31
      B       10/05/01    100     13.4
      B       10/05/01    100    13.45
      B       10/05/01    500     13.5
      B       10/05/01    700    13.44
      S       10/05/01    600   13.625
      B       10/05/01   1000     13.4
      B       10/05/01   1500    13.45
      B       10/05/01   2000    13.45
      B       10/05/01   3600    13.45
      B       10/05/01   7600    13.45
      B       10/05/01   8800    13.45
      S       10/05/01    300   13.625
      S       10/05/01    300   13.625
      S       10/05/01    400   13.625
      S       10/05/01    400   13.625
      S       10/05/01    400   13.625
      S       10/05/01    400   13.625
      S       10/05/01    400   13.625
      S       10/05/01    500   13.625
      S       10/05/01    500   13.625
      S       10/05/01    500   13.625
      S       10/05/01    700   13.625
      S       10/05/01    700   13.625
      S       10/05/01    700   13.625
      S       10/05/01    700   13.625
      B       10/05/01    700    13.44
      S       10/05/01    800   13.625
      S       10/05/01    800   13.625
      S       10/05/01    800   13.625
      S       10/05/01    800   13.625
      S       10/05/01   1000   13.625
      S       10/05/01   1100   13.625
      S       10/05/01   1100   13.625
      S       10/05/01   2500   13.625
      S       10/05/01   2600   13.625
      S       10/05/01   2900   13.625
      S       10/05/01   3700   13.625
      B       07/05/01    100    13.45
      B       07/05/01    200    13.43
      B       07/05/01    300    13.43
      B       07/05/01    400    13.15
      S       04/05/01   1000    12.78
      B       30/04/01    100    14.05
      B       30/04/01    100     14.3
      B       30/04/01    100     14.3
      B       30/04/01    100    13.43
      S       30/04/01    100       13
      S       30/04/01    100     13.6
      S       30/04/01    100     13.7
      S       30/04/01    100     14.2

  B. For the period beginning 28 May 2000 and ending 28 April 2001.

    (i) Fleet Securities, Inc., trading as principal in Gemini ADSs

                                Highest   Lowest    Average           Highest   Lowest    Average
                       Total   Purchase  Purchase  Purchase   Total   Selling   Selling   Selling
        Date         Purchases Price ($) Price ($) Price ($)  Sales  Price ($) Price ($) Price ($)
        ----         --------- --------- --------- --------- ------- --------- --------- ---------
--------------------------------------------------------------------------------------------------
 01.03.01-28.04.01     35,835     4.875   2.9375     3.968    36,164    4.875   2.9375     3.956
--------------------------------------------------------------------------------------------------
 29.11.00-28.02.01     72,490       9.5     4.25     6.743    72,738      9.5      4.5     6.873
--------------------------------------------------------------------------------------------------
 29.08.00-28.11.00    220,775   19.1875   9.0625    16.042   220,513    19.25    9.375    16.559
--------------------------------------------------------------------------------------------------
 28.05.00-28.08.00    490,850        22   15.125    18.286   481,048  22.1875   15.125    18.253

    (ii) Fleet Securities, Inc., trading as principal in SEQUENOM Shares

                                Highest   Lowest    Average           Highest   Lowest    Average
                       Total   Purchase  Purchase  Purchase   Total   Selling   Selling   Selling
        Date         Purchases Price ($) Price ($) Price ($)  Sales  Price ($) Price ($) Price ($)
        ----         --------- --------- --------- --------- ------- --------- --------- ---------
--------------------------------------------------------------------------------------------------
 01.03.01-28.04.01     17,822     13.5      7.75     10.41    17,173   13.65       7.75   10.605
--------------------------------------------------------------------------------------------------
 29.11.00-28.02.01     96,986     21.5    10.875    15.864    97,699   21.25     10.875   15.869
--------------------------------------------------------------------------------------------------
 29.08.00-28.11.00     80,602       45    15.375    31.281    82,859  45.125    15.0625   32.285
--------------------------------------------------------------------------------------------------
 28.05.00-28.08.00    221,620    51.25        20    35.222   221,736    51.5         20   35.141

    (iii) Robertson Stephens, Inc., trading as principal in Gemini ADSs

                        Highest   Lowest    Average          Highest   Lowest    Average
               Total   Purchase  Purchase  Purchase  Total   Selling   Selling   Selling
    Date     Purchases Price ($) Price ($) Price ($) Sales  Price ($) Price ($) Price ($)
    ----     --------- --------- --------- --------- ------ --------- --------- ---------
-----------------------------------------------------------------------------------------
 01.03.01-
  28.04.01       --         --       --        --       --       --       --        --
-----------------------------------------------------------------------------------------
 29.11.00-
  28.02.01    35,000       5.75      4.5     5.291   35,000     5.75      4.5     5.292
-----------------------------------------------------------------------------------------
 29.08.00-
  28.11.00    12,400    18.8125   17.875    18.521   12,400  18.8125   17.875    18.521
-----------------------------------------------------------------------------------------
 28.05.00-
  28.08.00    48,000     17.125   16.375    16.695   48,000   17.125   16.375    16.695

    (iv) Robertson Stephens, Inc., trading as principal in SEQUENOM Shares

                                Highest   Lowest    Average             Highest   Lowest    Average
                       Total   Purchase  Purchase  Purchase    Total    Selling   Selling   Selling
        Date         Purchases Price ($) Price ($) Price ($)   Sales   Price ($) Price ($) Price ($)
        ----         --------- --------- --------- --------- --------- --------- --------- ---------
----------------------------------------------------------------------------------------------------
 01.03.01-28.04.01     222,940    13.65    7.9813   11.176     222,940   13.75      7.75    10.546
----------------------------------------------------------------------------------------------------
 29.11.00-28.02.01     542,290       21        11   16.308     540,475  21.625    10.875    14.889
----------------------------------------------------------------------------------------------------
 29.08.00-28.11.00   2,512,280   44.375   14.6005   31.657   2,513,316      45    14.875    13.441
----------------------------------------------------------------------------------------------------
 28.05.00-28.08.00     512,747  50.9375   20.3125   36.267     513,526  51.375     21.25    32.888

   A full list of all the dealings for value set out in paragraph 7.3 above is on display as provided for in paragraph 15 of this Appendix VIII.

8NEGATIVE STATEMENTS

8.1 Save as disclosed in this Appendix VIII, neither Gemini nor any of the Directors (nor any members of their immediate families nor any person connected with them) owned, controlled or was interested in any Gemini Shares or SEQUENOM Stock or in securities convertible into, rights to subscribe for, options (including traded options) in respect of, or derivatives referenced to any of the foregoing on the Printing Date nor has any such person dealt for value therein during the Disclosure Period and no bank, stockbroker, financial or other professional adviser of, nor any person controlling, controlled by, or under the same control as, any such bank, stockbroker, financial or other professional adviser (other than an exempt market maker), nor any person whose investments are managed on a discretionary basis by a fund manager (other than an exempt fund manager), in each case connected with Gemini or any other member of the Gemini Group nor any pension fund of Gemini or any other member of the Gemini Group owned or controlled any Gemini Shares or SEQUENOM Stock on the Printing Date nor has any such person dealt for value therein during the Offer Period and prior to the Printing Date.

8.2 Save as disclosed in this Appendix VIII, neither SEQUENOM nor any director or executive officer of SEQUENOM nor any person acting in concert or presumed to be acting in concert with SEQUENOM nor any person who has an arrangement of the kind referred to in Note 6(b) on Rule 8 of the City Code with SEQUENOM or with any person acting in concert or presumed to be acting in concert with SEQUENOM owns, controls or is interested in any Gemini Shares or SEQUENOM Stock nor any securities convertible into, rights to subscribe for or options (including traded options) in respect thereof, nor derivatives referenced thereto nor has any such person dealt for value therein during the Disclosure Period. SEQUENOM will, however, acquire the Non-voting Deferred Share prior to the close of business (London time) on the London Business Day immediately preceding the Effective Date.

9SERVICE AGREEMENTS OF THE DIRECTORS OF GEMINI

9.1General

      Save as referred to below, there are no service contracts, existing or proposed, between any Director or proposed director of Gemini, and Gemini or any other member of the Gemini Group which have more than twelve months to run and no such contract has been entered into, amended or replaced within the six months preceding the date of this document.

9.2 Gemini has entered into agreements with Michael Fitzgerald, Dr. Paul Kelly, Sir Walter Bodmer and Dr. Roberto Rosenkranz. Jeremy Ingall has entered into a consultancy agreement with Gemini Genomics, Inc.

9.3 Michael Fitzgerald entered into an agreement with Gemini for a three-year term commencing on 1 November 1999, pursuant to which Mr. Fitzgerald acts as the Chairman of Gemini and as a Director. Mr. Fitzgerald's remuneration is currently (Pounds)130,000 per annum and he is entitled to a discretionary bonus at the discretion of the Gemini Board. Mr. Fitzgerald is also entitled to be reimbursed by Gemini in respect of his office and secretarial costs. In addition to carrying out duties consistent with those of Chairman, Mr. Fitzgerald is required to provide advice and assistance in relation to Gemini's strategic and financial direction and development, as well as in relation to the public's perception of Gemini. Mr. Fitzgerald's agreement may be terminated without cause by Gemini or by Mr. Fitzgerald upon six months' written notice. Other customary provisions, including confidentiality, indemnification and restrictive covenants, are contained in Mr. Fitzgerald's agreement.

     Subject to the Scheme becoming effective, it is possible that Mr. Fitzgerald's agreement with Gemini will be re-negotiated.

     One of the Conditions (which are set out in full in Appendix I) is that Michael Fitzgerald and his nominee, with relevant industry experience and reasonably acceptable to SEQUENOM, be appointed as directors to the SEQUENOM Board. As at the Printing Date, the terms of Mr. Fitzgerald's appointment to the SEQUENOM Board have not been agreed. In addition, as at the Printing Date, the terms on which Mr. Fitzgerald's nominee will be appointed to the SEQUENOM Board have not been agreed.

9.4 Paul Kelly and Jeremy Ingall have agreed, with effect from the Effective Date, to enter into new service contracts with SEQUENOM, whereupon each of Dr. Kelly and Mr. Ingall will receive an initial payment of $200,000 comprising in equal measure a relocation payment and a signing-on bonus. Both will be based principally in Newton, Massachusetts, USA. Dr. Kelly will serve as an officer of SEQUENOM and as Executive Vice-President of SEQUENOM, and as a member of the board of directors of the SEQUENOM Biotherapeutics business. Mr. Ingall will serve as Senior Vice-President, Commercial Operations of SEQUENOM, and as a member of the board of directors of the SEQUENOM Biotherapeutics business. Dr. Kelly's annual base salary will be $270,000, compared with an annual base salary of $300,000 under his existing three-year employment agreement with Gemini, dated 28 February

    2001, and Mr. Ingall's annual base salary will be $225,000, compared with an annual consultancy fee of $319,992 under his existing three-year consultancy agreement with Gemini Genomics, Inc., dated 1 February 2001. Each of Dr. Kelly and Mr. Ingall will be entitled to an annual bonus of up to 50 percent of their respective annual base salary and, with respect to the first year, Dr. Kelly will be entitled to a guaranteed minimum bonus of $67,500 and Mr. Ingall will be entitled to a guaranteed minimum bonus of $56,250. Under his existing terms of employment with Gemini, Dr. Kelly is entitled to a discretionary bonus based upon his performance at the discretion of the Gemini Board; under Mr. Ingall's existing terms of consultancy with Gemini Genomics, Inc., there is no provision entitling him to a bonus. Under their existing agreements with Gemini and Gemini Genomics, Inc., respectively, Dr. Kelly and Mr. Ingall are each entitled to reimbursement for specified relocation expenses, allowances in respect of living expenses and school fees and a lump sum resettlement allowance equal to 15 percent of their respective base salaries. Mr. Ingall is entitled to receive up to $1 million from Gemini Genomics, Inc. by way of a loan at commercial rates of interest for a period of no longer than three months for the purpose of assisting Mr. Ingall in connection with short-term funding arrangements for the purchase of a residence in or nearby Newton, Massachusetts, USA.

     Both Dr. Kelly and Mr. Ingall will be eligible to participate in all employee benefit, welfare and other plans, practices, policies and programmes and fringe benefits of SEQUENOM on a basis no less favourable than those provided to other similarly situated executives of SEQUENOM and SEQUENOM's subsidiaries. The employment of each of Dr. Kelly and Mr. Ingall may be terminated by SEQUENOM without cause only upon 12 months' written notice or by making payment in lieu of notice as described in the following sentence. If SEQUENOM wishes to make payment in lieu of notice or if Dr. Kelly or Mr. Ingall terminate their respective employment due to constructive dismissal (for example, relocation, diminution in authority or responsibilities or status, or material breach of agreement by SEQUENOM), each of Dr. Kelly and Mr. Ingall will be entitled to a severance payment equal to 100 percent of their respective then annual base salary. Under their existing employment agreements with Gemini, Dr. Kelly and Mr. Ingall are entitled to severance payment equal to the greater of the balance of the total remuneration package payable to them for the remainder of the term of their agreements and $300,000 and $250,000, respectively, upon a termination of their engagement as an employee of Gemini following a change of control of Gemini.

     Other customary provisions, including restrictive covenants and indemnification, are also contained in the proposed employment terms of each of Dr. Kelly and Mr. Ingall. The arrangements also make provision for the issue of options to purchase 75,000 SEQUENOM Shares to Dr. Kelly and options to purchase 37,500 SEQUENOM Shares to Mr. Ingall, each with exercise prices at the prevailing market price at the Effective Time. Such options will vest in equal monthly instalments over a four-year period, or earlier upon the completion of milestones to be agreed upon by SEQUENOM and each of Dr. Kelly and Mr. Ingall. Assuming the achievement of all milestones within the first year, the entire option will be vested one year from the Effective Date.

9.5 Sir Walter Bodmer and Dr. Roberto Rosenkranz were each appointed as non-executive Directors, respectively, from 18 February 1998 and from 1 June 1999, each such appointment to continue until terminated on not less than three months' notice in writing. Pursuant to his terms of appointment, Sir Walter is required to spend up to nine hours per week carrying out duties commensurate with his position as a Director, providing scientific advice to Gemini, helping to establish Gemini's genetics programme, establishing and staffing Gemini's laboratories and managing moral and ethical policies. In return for these services, Sir Walter is entitled to director's fees of (Pounds)8,000 per annum. Pursuant to his terms of appointment, Dr. Rosenkranz is expected to bring objective and independent views to the Gemini Board and to ensure high standards of financial probity and corporate governance, for which Dr. Rosenkranz is entitled to director's fees of (Pounds)1,500 (plus VAT) per day or part day in respect of which he provides his services to Gemini. The respective appointments of each of Sir Walter and Dr. Rosenkranz may be terminated by them or Gemini without cause upon three months' written notice. The terms of appointment for Sir Walter contain customary confidentiality and restrictive covenants. The terms of appointment for Dr. Rosenkranz contain customary confidentiality provisions, although the terms of Dr. Rosenkranz's appointment do not prevent him from accepting other appointments.

     In addition, pursuant to a consultancy agreement made between Gemini and Roxro Ventures LLC (terminable by either party on thirty days' notice) effective from 1 June 1999, Dr. Roberto Rosenkranz

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   (or another executive of Roxro Ventures LLC) provides general advisory services to Gemini with respect to its business in the US for up to forty working days per annum, in consideration for a fee of (Pounds)1,500 per day or part day. Pursuant to an agreement dated 27 June 1996 made between Gemini and Sir Walter Bodmer (terminable by either party on thirty days' notice), by which Sir Walter is appointed Chairman of Gemini's Scientific Advisory Board, Sir Walter is required to set agendas for and to attend at least four meetings of Gemini's Scientific Advisory Board, for which he is entitled to be paid (Pounds)13,000 per annum, plus (Pounds)1,000 for each day in attendance at such meetings.

       Subject to the Scheme becoming effective, it is possible that the arrangements with Sir Walter Bodmer and Dr. Rosenkranz will be re-negotiated.

10 THE GEMINI SHARE OPTION SCHEMES

   Gemini operates three share options schemes and has issued a number of individual share options. Gemini's share option schemes include (1) Gemini's share option plan, (2) Gemini's savings related share option scheme and (3) Gemini's international executive share option plan. As of 31 March 2001, Gemini had granted options that may be exercised for up to 7,741,950 ordinary shares (adjusted to reflect the 20-for-one ordinary share split which occurred on 17 March 2000) in total, at a weighted average exercise price of (Pounds)1.04 ($1.67) per ordinary share with exercise prices ranging from (Pounds)0.43 to (Pounds)1.62 ($0.69 to $2.59) per ordinary share.

   No further options may be granted under the Gemini Share Option Schemes after the Transaction. After the Transaction, the Gemini Share Option Schemes will operate only in respect of rolled-over options over SEQUENOM Stock.

   To the extent that options are not already exercisable, options will generally become exercisable for a limited period from the date Gemini Option Holders are notified by the Directors of the sanctioning by the Court of the Scheme.

   The Scheme will extend to any Gemini Shares issued on the exercise of options under the Gemini Share Option Schemes where the Gemini Shares are in issue 48 hours prior to the time of the Court Meeting and to Gemini Shares issued on the exercise of options after such time but prior to the close of business on the London Business Day before the Final Court Order Date.

   It is proposed that the Articles of Association of Gemini will be amended so that Gemini Shares issued to any person other than SEQUENOM from the Effective Date will immediately be transferred to SEQUENOM in consideration for the valid issue of fully paid non-assessable SEQUENOM Stock on the terms provided for in the Scheme.

   In lieu of fractions of SEQUENOM Stock, cash (without interest) will be given to the Gemini Option Holder. The cash will be calculated as if the fraction of SEQUENOM Stock had been sold at the like fraction of the closing price of SEQUENOM Stock on NASDAQ on the Effective Date.

   Alternatively, Gemini Option Holders under the Gemini Share Option Schemes will have the opportunity to elect to replace their existing unexercised options with equivalent options over SEQUENOM Stock.

10.1 Gemini's Share Option Plan

   Gemini's share option plan has two parts. Part A is approved by the UK Inland Revenue. Part B has not and will not be submitted to the UK Inland Revenue for approval. The terms of Part A and Part B of Gemini's share option plan are the same unless otherwise indicated.

   In general, the options may be exercised at any time between the three and ten years from the date they were granted or, under Part B, any other date Gemini's Board has specified. Any performance conditions imposed on grant fall away as a result of the Transaction. The options become exercisable immediately if the Gemini Option Holder is no longer an eligible employee because of injury, sickness, disability or redundancy. There are

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special provisions to enable exercise on a takeover, reconstruction, amalgamation or winding-up. The options lapse if they are not exercised within ten years from being granted or if the Gemini Option Holder ceases to be Gemini's employee for reasons other than those described above unless Gemini's Board decides otherwise. The options may not be transferred.

10.2 Gemini's Savings Related Share Option Scheme

   No options have been or will be granted under the Gemini Savings Related Share Option Scheme.

10.3 Gemini's International Executive Share Option Plan

   Gemini operates an international executive share option plan.

   Gemini's Board determines on grant when options are exercisable, but they have to be exercised within ten years of being granted. Options can be exercised early if a Gemini Option Holder ceases to be employed by reason of death, injury, disability, redundancy, retirement or if the company or business that employs the Gemini Option Holder is sold. There are also special provisions to enable exercise on a takeover, reconstruction, amalgamation or winding-up.

   Gemini's Board may elect to pay cash to the Gemini Option Holder on the exercise of an option instead of arranging for the transfer of ordinary shares. The amount of cash will be equal to the difference between the option price and the market value of the ordinary shares on the day before the options are exercised.

10.4 Gemini's Individual Options

   The majority of options granted under individual option deeds are in the same form with the same terms. The options vest in three tranches and cannot be exercised until the last vesting date.

   In general, the options can be exercised any time from the last vesting date to the date seven years from their date of grant. On death, a Gemini Option Holder's personal representative can exercise the options within six months of the date of death. If not so exercised, the option will lapse. There are also special provisions to enable exercise on an acquisition.

11THE SEQUENOM STOCK OPTION PLAN

11.1Introduction The SEQUENOM Stock Option Plan became effective at the close of SEQUENOM's initial public offering in February 2000. All options SEQUENOM had previously granted under its 1994 Stock Option Plan and its 1998 Stock Option/Stock Issuance Plan were transferred to the SEQUENOM Stock Option Plan.

11.2Share Reserve SEQUENOM has reserved 5,722,474 SEQUENOM Shares for issuance under the SEQUENOM Stock Option Plan. The share reserve under the SEQUENOM Stock Option Plan automatically increases on the first trading day in January each calendar year, by an amount equal to four percent of the total number of SEQUENOM Shares outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 2,000,000 SEQUENOM Shares. In addition, no participant in the SEQUENOM Stock Option Plan may be granted stock options or direct stock issuances for more than 1,000,000 SEQUENOM Shares in aggregate in any calendar year.

11.3 Programmes The SEQUENOM Stock Option Plan has five separate programmes:

   (a) The discretionary option grant programme, under which eligible individuals may be granted options to purchase SEQUENOM Shares at an exercise price not less than the fair market value of those SEQUENOM Shares on the grant date.

   (b) The stock issuance programme, under which eligible individuals may be issued SEQUENOM Shares directly upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services.

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   (c)  The salary investment option grant programme, under which SEQUENOM's executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary each year to the acquisition of special below market stock option grants. SEQUENOM's Compensation Committee has not yet implemented this programme.

   (d) The automatic option grant programme, under which option grants will automatically be made at periodic intervals to eligible non-employee SEQUENOM Board members to purchase SEQUENOM Shares at an exercise price equal to the fair market value of those Shares on the grant date.

   (e) The director fee option grant programme, under which SEQUENOM non-employee Board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash each year to the acquisition of special below market option grants. SEQUENOM's Compensation Committee has not yet implemented this programme.

11.4 Eligibility The individuals eligible to participate in the SEQUENOM Stock Option Plan include SEQUENOM officers and other employees, SEQUENOM Board members and any consultants used by SEQUENOM.

11.5 Administration The discretionary option grant and stock issuance programmes are administered by SEQUENOM's Compensation Committee. This committee determines which eligible individuals receive option grants or stock issuances under those programmes, the time or times when the grants or issuances are to be made, the number of SEQUENOM Shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the US federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. SEQUENOM's Compensation Committee also has the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant programme if the programme is put into effect for one or more calendar years.

11.6 Plan features The SEQUENOM Stock Option Plan includes the following features:

(a) the exercise price for any options granted under the plan may be paid in cash or in SEQUENOM Shares valued at fair market value on the exercise date. To date, the exercise price for all options granted under the SEQUENOM Stock Option Plan have been paid in cash. The option may also be exercised through a same-day sale programme without any cash outlay by the optionee;

(b) SEQUENOM's Compensation Committee has the authority to cancel outstanding options under the discretionary option grant programme, in return for the grant of new options for the same or different number of option shares with an exercise price per SEQUENOM Share based upon the fair market value of SEQUENOM Stock on the new grant date; and

(c) stock appreciation rights may be issued under the discretionary option grant programme. These rights will provide the holders with the election to surrender their outstanding options for a payment from SEQUENOM equal to the fair market value of the SEQUENOM Shares subject to the surrendered options less the exercise price payable for those SEQUENOM Shares. SEQUENOM may make the payment in cash or in shares of SEQUENOM Stock. To date, SEQUENOM has not granted any stock appreciation rights.

11.7 Change in control The SEQUENOM Stock Option Plan includes change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances under certain conditions. If SEQUENOM is acquired by merger or asset sale, each outstanding option under the discretionary option grant programme, which is not to be assumed or replaced with a cash incentive programme that provides an economically equivalent cash value by the successor corporation by the plan administrator, will immediately become exercisable for all the SEQUENOM option shares, and all outstanding unvested shares will immediately vest, except to the extent that SEQUENOM's repurchase rights with respect to those shares are to be assigned to the successor corporation. SEQUENOM's Compensation Committee will have complete discretion to grant one or more options which will become exercisable for all the SEQUENOM option shares in the event those options are assumed in an acquisition, but the optionee's service with SEQUENOM or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under the SEQUENOM Stock Option Plan may be accelerated upon similar terms and conditions. SEQUENOM's Compensation Committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately

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vest in connection with a successful tender offer for more than 50 percent of outstanding SEQUENOM Stock or a change in the majority of SEQUENOM's Board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

11.8 Additional Plan Features The SEQUENOM Stock Option Plan also has the following features:

(a) Outstanding options under the salary investment and director fee option grant programmes will immediately vest if SEQUENOM is acquired by a merger or asset sale or if there is a successful tender offer for more than 50 percent of SEQUENOM's outstanding voting stock or a change in the majority of SEQUENOM's Board through one or more contested elections.

(b) Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant programme and the automatic and director fee option grant programmes, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant programme. Options with this feature may be surrendered to SEQUENOM upon the successful completion of a hostile tender offer for more than 50 percent of SEQUENOM's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from SEQUENOM in an amount per surrendered option share based upon the highest price per share of SEQUENOM Stock paid in that tender offer.

(c) SEQUENOM's Board may amend or modify the SEQUENOM Stock Option Plan at any time, subject to any required stockholder approval. The SEQUENOM Stock Option Plan will terminate no later than 6 November 2009.

12 MATERIAL CONTRACTS

The contracts (not being contracts entered into in the ordinary course of business) referred to and summarised in this paragraph 12 have been entered into by Gemini and/or other members of the Gemini Group and/or by SEQUENOM and/or by other members of the SEQUENOM Group in the period since 28 May 1999, and are or may be material:

12.1 Transaction Agreement (Gemini and SEQUENOM)

On 29 May 2001, SEQUENOM and Gemini entered into the Transaction Agreement which provides, amongst other things, as follows:

   (a)The Transaction

   SEQUENOM and Gemini have agreed to use all reasonable endeavours to comply with the agreed timetable for the Transaction (and so far as they each may be able) to achieve satisfaction of the Conditions save that neither party is obliged to waive any Condition or take any action if the Board of the other party has withdrawn (or modified in a manner adverse to implementation of the Transaction) its approval or recommendation of the transactions contemplated by the Transaction Agreement (whether before or after the Court Meeting or the Extraordinary General Meeting) and provided it has, at such time, paid any amounts due to be paid at that time as described below (together a "Withdrawal and Payment Event").

   (b) Share Transfer

   SEQUENOM has agreed and undertaken to Gemini that it will acquire the Non-voting Deferred Share prior to the Effective Date, and Gemini has agreed to procure that SEQUENOM will become the registered holder of such a Share.

   (c) Share Exchange

      (i) Unless a Withdrawal and Payment Event has occurred, Gemini has agreed to seek the earliest appropriate dates for the relevant Court hearings and, in the event of the requisite resolutions being passed by the requisite majorities, promptly to apply to the Court for, and diligently to seek, its sanction of the Scheme.

      (ii) SEQUENOM will, subject to the Scheme becoming effective, issue Consideration Stock to Scheme Shareholders on the Record Date on the terms summarised in the Scheme.

      (iii) Gemini and SEQUENOM have agreed subject to the requirements of the UK Inland Revenue and the Panel (where applicable) that each option over Gemini Shares granted prior to the Record Date under the terms of the Gemini Share Option Schemes shall (if the Scheme

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      becomes effective) be dealt with in accordance with the proposals to be made to option holders under the Gemini Share Option Schemes and that existing warrants to subscribe for Gemini Shares will, if the Scheme becomes effective, be converted by agreement with the warrantholder into warrants to purchase the appropriate number of SEQUENOM Shares, applying the Exchange Proportion.

      (iv) In the event that the application of the Exchange Proportion would result in the issuance of more than 14,403,870 new SEQUENOM Shares, the Exchange Proportion will be reduced to the greatest fraction of SEQUENOM Shares that would result in the issuance of no more than 14,403,870 new SEQUENOM Shares pursuant to the Scheme. Based upon the number of Gemini Scheme Shares currently in issue and the number of Gemini Scheme Shares expected to be in issue as of the Record Date, Gemini does not anticipate any reduction in the Exchange Proportion.

   (d) Representations and warranties

   The parties have given certain representations and warranties concerning their status, condition and operations in terms that the parties have determined are appropriate for a transaction of this nature and have agreed to provide confirmation of the continuing satisfaction of these representations and warranties as a condition of completion of the Transaction. Each party has agreed to waive any breach of representation or warranty if so required by the Panel.

   (e) Undertakings

      (i) The parties have given certain undertakings concerning the implementation of the Transaction and their respective obligations during the period prior to and following the Effective Date, the liability for breach of which is identified below as the Maximum Liability.

      (ii) Each party has agreed that during an exclusivity period expiring no later than 30 November 2001, it will not, and it will procure that none of its affiliates, advisers or representatives or those of any member of its Group (as defined in the Transaction Agreement), will, solicit, initiate or knowingly encourage (including by way of furnishing information) or enter into discussions or negotiations regarding any other takeover proposal or non-ordinary course acquisition or disposal of assets.

      A party may engage in discussions or negotiations with and furnish information despite this commitment if and only to the extent that its Board concludes in good faith after consultation with and based upon the advice of its legal advisers that the failure to take such action would be in breach of the fiduciary duties of the directors or would violate the obligations of the Board under the provisions of the City Code and/or applicable law or regulation or rules of any applicable exchange.

      (iii) Each party has agreed to recommend its shareholders to approve the transactions contemplated by the Transaction Agreement and not withdraw, qualify, amend in an adverse manner such recommendations or approve or recommend or agree to any other takeover proposal (in each case a "Subsequent Determination") unless its Board concludes in good faith after consultation with and based upon the advice of its legal advisers that the failure to take such action would be in breach of the fiduciary duties of the directors or would violate the obligations of the Board under the provisions of the City Code and/or applicable law or regulation or rules of any applicable exchange.

      (iv) If either party breaches the undertaking referred to in sub-paragraph (e)(ii) or (iii) above, it agrees to pay damages to the other equal to the other's reasonable costs and expenses incurred in investigating and making the Transaction and interest (at two percent above the base lending rate of Barclays Bank PLC) on the balance outstanding from time to time. The parties agree that any such amount is a genuine pre-estimate of damages suffered in such an event. The maximum amount so payable cannot exceed the amount referred to in sub-paragraph (e)(v) below.

      (v) If, on or before the expiry of the Exclusivity Period (as defined in the Transaction Agreement), any announcement is made by any third party of a takeover proposal involving either party (which becomes unconditional in all respects or otherwise effective), such party will pay the other a fee of the lesser of $2.29 million and the largest sum as would not reduce the net assets of Gemini as defined in section 152(2) of the UK Companies Act to a material extent, provided that if Gemini has no net assets (as so defined), no such sum shall be payable (the "Maximum Liability").

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   (f) Termination: Termination Fee

         The Transaction Agreement may be terminated by:

      (i)  mutual written consent of SEQUENOM and Gemini;

      (ii) either SEQUENOM or Gemini, by written notice, if the Effective Date has not occurred on or before 30 November 2001 other than as a result of a material breach of its obligations under the Transaction Agreement;

      (iii) by either party by written notice, if the Board of the other has made a Subsequent Determination;

      (iv) by either party by written notice, if it has made a Subsequent Determination consistent with the permissive provisions of the agreement to do so;

      (v) by either party by written notice, if the shareholders of the other shall reject the resolutions required to give effect to the Transaction;

      (vi) by either party by written notice, if a Condition shall cease to be capable of satisfaction and is not waived by a party permitted to do so, subject in all cases to compliance with the City Code and the requirements of the Panel;

      (vii) by either party if there has been a breach by the other of certain obligations with respect to any of the Conditions in relation to the other party (which is not cured within 15 days of notice being received by the other party), subject in all cases to compliance with the City Code and the requirements of the Panel;

      and if the Transaction Agreement is terminated by either party in the circumstances referred to in sub-paragraph (f)(iii) or (vii) above, the other, or, if a party terminates in the circumstances referred to in sub-paragraph (f)(iv) above, it, agrees to pay a termination fee equal to the Maximum Liability after deducting any amount otherwise paid under the Transaction Agreement.

12.2 Directors' Undertakings (Gemini and SEQUENOM)

      In consideration of SEQUENOM agreeing to make an offer to acquire the whole of the ordinary share capital of Gemini by way of the Scheme substantially on the terms and subject to the Conditions, together with such additional terms and conditions as may be required to comply with the requirements of the City Code, the SEC and NASDAQ, each of Michael Fitzgerald, Paul Kelly, Jeremy Ingall, Sir Walter Bodmer and Roberto Rosenkranz agreed with Robertson Stephens International, Ltd. and SEQUENOM on 28 May 2001:

      (a) not to sell, transfer or otherwise dispose of, charge, encumber or grant any option or other right over any Gemini Shares and any Gemini ADSs and any other Gemini Shares and any other Gemini ADSs attributable or derived from such Gemini Shares and such Gemini ADSs and any other Gemini Shares and any other Gemini ADSs which he may acquire after 29 May 2001 or any interest therein other than pursuant to the Scheme;

      (b) if the Scheme becomes effective, to accept the offer to be made by SEQUENOM in the terms contemplated by the Press Announcement to replace his options under the Gemini Share Option Schemes with equivalent rights or options to acquire shares of SEQUENOM Stock; and

      (c) to give such assistance and promptly to supply such information regarding himself to Gemini or to SEQUENOM or their advisers as each or any of them may reasonably require (including promptly notifying both Gemini and SEQUENOM in writing of any material change of which he becomes aware in the accuracy of any such information) in connection with the preparation of this document and generally, provided it is consistent with his fiduciary duties, not to take or omit to take any action likely to prejudice the success of the Scheme (including the acceptance or solicitation of other offers for Gemini).

      Each of Michael Fitzgerald, Paul Kelly, Jeremy Ingall, Sir Walter Bodmer and Roberto Rosenkranz also stated his intention to approve the Scheme in respect of his Gemini Shares by exercising the voting rights attaching to his Gemini Shares in favour of the Scheme at the Court Meeting for that purpose and voting in favour of any resolutions which may be proposed for the purpose of implementing the Scheme at the Extraordinary General Meeting.

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12.3 HP Contract (Gemini)

      On February 2000, Gemini established a $5.0 million line of credit for capital equipment financings with HP. Gemini has drawn a total of $2.0 million against this line of credit. Interest is repayable quarterly at 11 percent per annum over the four year period of the lease, which has a capital repayment holiday for the first 18 month period. Gemini has no commitments for any additional financings.

      In connection with entering into this line of credit, the Gemini Warrants were granted to HP. Subject to the Scheme becoming effective, the Gemini Warrants will entitle HP to subscribe for SEQUENOM Shares in substitution for and to the exclusion of Gemini Shares at the Exchange Proportion (subject to adjustment as described in paragraph 2 of Part I of the Explanatory Statement set out on page 10 of this document). HP's Gemini Warrants will represent a right to subscribe for 8,000 shares of SEQUENOM Stock at an exercise price of (Pounds)0.25 or $0.35 each instead of 40,000 Gemini Shares at (Pounds)0.05 or $0.07 each. In the event that Gemini draws further funding, HP will also have a right to be issued up to an additional 4,000 Gemini Warrants in respect of a further 80,000 Gemini Shares which, if issued to HP, will represent the right to subscribe for an additional 16,000 shares of SEQUENOM Stock at the same exercise price.

12.4 Registration Rights Agreement (SEQUENOM)

     Under the terms of the amended and restated registration rights agreement, dated 21 December 1998 between SEQUENOM and certain SEQUENOM Stockholders (the "Existing Registration Rights Agreement"), such holders of shares of SEQUENOM Stock are entitled, in certain circumstances, to demand the registration of their shares under the Securities Act. The holders of 50 percent of such shares are entitled to demand that SEQUENOM register their shares under the Securities Act subject to certain limitations described in the Existing Registration Rights Agreement and provided the registration statement will cover the registration of at least 25 percent of the outstanding registrable securities and the expected price of the shares to be registered will exceed $10,000,000. SEQUENOM is not required to effect more than two registrations for such holders pursuant to these demand registration rights.

     In addition, these holders are entitled to "piggyback" registration rights with respect to the registration of their shares of SEQUENOM Stock. If SEQUENOM proposes to register any shares of SEQUENOM Stock either for its account or for the account of other SEQUENOM security holders, the holders of shares of SEQUENOM Stock having piggyback rights are entitled to receive notice of the registration and are entitled to include their shares in the registration, subject to certain limitations. Further, if SEQUENOM is eligible to file a registration statement on Form S-3, the holders of 25 percent of the then outstanding shares of SEQUENOM Stock held by all holders of registration rights may require SEQUENOM to file registration statements under the Securities Act on Form S-3 with respect to their shares of SEQUENOM Stock.

     These registration rights are subject to conditions and limitations, among which is the right of the underwriters of an offering to limit the number of shares of SEQUENOM Common Stock held by security holders with registration rights to be included in such registration. SEQUENOM is generally required to bear all of the expenses of all these registrations, including the reasonable fees of a single counsel acting on behalf of all selling stockholders, except underwriting discounts and selling commissions and legal fees of counsel on behalf of the selling stockholders after the first two Form S-3 registrations. Registrations of any of SEQUENOM Stock held by security holders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of such registration.

     It is a condition to the completion of the Transaction that SEQUENOM enter into a new registration rights agreement with Michael Fitzgerald and three entities affiliated with Mr. Fitzgerald. A summary description of the material terms of the new registration rights agreement is contained in paragraph 13 of Part I of the Explanatory Statement under the heading "Certain United States securities laws considerations".

13 LITIGATION

13.1 Gemini

   No member of the Gemini Group is involved in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the financial position of the Gemini Group nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against the Gemini Group.

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13.2 SEQUENOM

   No member of the SEQUENOM Group is involved in any legal or arbitration proceedings which may have, or have had during the twelve months preceding the date of this document, a significant effect on the financial position of the SEQUENOM Group nor, so far as the directors of SEQUENOM are aware, are any such proceedings pending or threatened by or against the SEQUENOM Group.

14 MISCELLANEOUS

14.1 Each of Lipe & Co., Seymour Pierce Limited and Ernst & Young LLP (UK) has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

14.2 Each of Robertson Stephens, Inc., Robertson Stephens International, Ltd. and Ernst & Young LLP (US) has given and has not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which it appears.

14.3 Except as disclosed in this document, no agreement, arrangement or understanding (including any compensation arrangements) formal or informal, of whatever nature, exists between SEQUENOM or any person acting in concert with SEQUENOM for the purposes of the Scheme and any of the Directors or recent directors of Gemini, Gemini Shareholders or recent Gemini Shareholders having any connection with or dependence on the outcome of the Transaction.

14.4 Except with the consent of the Panel, settlement of the consideration to which any Gemini Shareholder is entitled under the Transaction will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which SEQUENOM may otherwise be, or claim to be, entitled against any Gemini Shareholder.

14.5 Save as set out in the unaudited interim results of SEQUENOM for the three months ended 31 March 2001 on pages 85 to 89, to the knowledge of SEQUENOM, there has been no material change in the financial or trading position of SEQUENOM subsequent to the last published audited accounts of SEQUENOM for the year ended 31 December 2000.

14.6 To the knowledge of Gemini, there has been no material change in the financial or trading position of Gemini subsequent to the last published audited accounts of Gemini for the year ended 31 March 2001.

14.7 The emoluments of the directors of SEQUENOM will not be affected by the Transaction or by any other associated transaction.

14.8 Except as disclosed in this document, no proposal exists in connection with the Scheme that any payment or other benefit shall be made or given to any Director or any director of SEQUENOM as compensation for loss of office or as consideration for or in connection with his retirement from office.

14.9 Except as disclosed in this document, following the Transaction, the operations of the Gemini Group will be managed by Gemini's Board in conformity with SEQUENOM Group policy, from time to time. Except as disclosed in this document, SEQUENOM does not currently intend to introduce any major changes to the business conducted by the Gemini Group nor does it intend to introduce any major redeployment of the fixed assets of the Gemini Group.

14.10 Except as disclosed in this document, there is no agreement, arrangement or understanding whereby the beneficial ownership of any Gemini Shares to be acquired by SEQUENOM upon the implementation of the Scheme will be transferred to any other person, except that SEQUENOM reserves the right to transfer any Gemini Shares to any other member of the SEQUENOM Group following implementation of the Scheme.

14.11 Except as disclosed in paragraph 12.2 of this Appendix VIII, neither Gemini nor any of its associates is a party to an arrangement, including any indemnity or option arrangement or any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities (within the meaning of Note 6 to Rule 8 of the City Code) of Gemini or SEQUENOM which may be an inducement to deal or refrain from dealing with any other person.

14.12 Except as disclosed in paragraph 12.2 of this Appendix VIII, neither SEQUENOM nor any of its associates is a party to an arrangement, including any indemnity or option arrangement or any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities (within the meaning of Note 6 to Rule 8 of the City
      Code) of SEQUENOM or Gemini which may be an inducement to deal or refrain from dealing with any other person.

14.13 The Transaction is not being financed by third parties and is a share for share offer with de minimis cash payments in respect of fractional entitlements. It is not SEQUENOM's intention that the payment of interest or repayment of principal, or security for any liability (contingent or otherwise) will depend on the business of Gemini.

14.14 The financial information relating to Gemini set out in Appendix II and otherwise in this document does not comprise statutory accounts as referred to in section 240 of the UK Companies Act. Statutory accounts for Gemini for three financial years ended 31 March 2001, which were audited by Ernst & Young LLP (UK), have been delivered to the Registrar of Companies in England and Wales. There has been an unqualified report under section 235 of the UK Companies Act in respect of such accounts and each such report did not contain a statement under section 237(2) or
      (3) of the UK Companies Act.

14.15 If approved, the Directors intend to exercise the authority granted to them in accordance with section 80 of the UK Companies Act to allot New Gemini Shares to SEQUENOM for the purposes of the Scheme, as described on page 12 and set out in the Notice of the Extraordinary General Meeting on pages 145 to 148.

15 DOCUMENTS AVAILABLE FOR INSPECTION

   Copies of the following documents will be available for inspection during usual business hours on any London Business Day at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, One Canada Square, Canary Wharf, London E14 5DY, England, until which ever is the earlier of the Effective Date and the date on which the Scheme lapses, and at the place of the Extraordinary General Meeting for at least 15 minutes prior to and during the Extraordinary General
Meeting:

15.1 the Memorandum and Articles of Association of Gemini;

15.2 the Articles of Association of Gemini indicating alterations to be proposed at the Extraordinary General Meeting and the new Articles of Association proposed to be adopted upon the Scheme becoming effective;

15.3 the Certificate of Incorporation and Bylaws of SEQUENOM;

15.4 the audited consolidated reports and accounts of Gemini for the three years ended 31 March 2001;

15.5 the audited consolidated financial statements of SEQUENOM for the three years ended 31 December 2000;

15.6 the unaudited interim results of SEQUENOM for the three months ended 31 March 2001;

15.7 the service arrangements referred to in paragraph 9 of this Appendix
     VIII;

15.8 a list of all dealings for value in Gemini ADSs and SEQUENOM Shares by Robertson Stephens, Inc. and Fleet Securities, Inc. as referred to in paragraph 7.3 of this Appendix VIII;

15.9 the rules of the Gemini Share Option Schemes and the SEQUENOM Stock Option Plan referred to in paragraphs 10 and 11 of this Appendix VIII;

15.10 the material contracts referred to in paragraph 12 of this Appendix
      VIII;

15.11 the letters of consent referred to in paragraph 14.1 and 14.2 of this Appendix VIII;

15.12 the Annual Report on Form 20-F of Gemini for the year ended 31 March
      2001;

15.13 the Annual Report on Form 10-K of SEQUENOM for the year ended 31 December 2000;

15.14 the Quarterly Report on Form 10-Q of SEQUENOM for the period ended 31 March 2001;

15.15 the proxy statement for SEQUENOM's annual meeting of stockholders held on 1 June 2001;

15.16 the written opinion by Robertson Stephens, Inc. referred to in pages 30 to 38 of the Proxy Statement;

15.17 the deposit agreement referred to in paragraph 18 of Part I of the Explanatory Statement;

15.18 the Proxy Statement; and

15.19 this document.

                                  APPENDIX IX

                                  Definitions

  The following definitions apply throughout this document, except in Appendix II, Appendix V, the text of the Scheme and the notices of the Meetings, unless the context otherwise requires:

"Affiliate"                          when used in relation to a specified
                                     person, a person that directly, or
                                     indirectly through one or more
                                     intermediaries, controls, or is
                                     controlled by, or is under common control with, such specified person;

"Agreed Terms"                       in relation to any document, such
                                     document in the terms agreed between
                                     SEQUENOM and Gemini and signed by them or on their behalf for the purposes of identification;

"Board"                              the board of directors of Gemini or
                                     SEQUENOM, as the case may be;

"City Code"                          The City Code on Takeovers and Mergers;

"Combined Group"                     the SEQUENOM Group as enlarged by the
                                     Gemini Group following the Transaction;

"Conditions"                         the conditions to the implementation of
                                     the Scheme and the Transaction required
                                     to be satisfied or waived prior to the
                                     Effective Date which are set out in
                                     Appendix I;

"Consideration Stock"                the fully paid and non-assessable
                                     SEQUENOM Stock to be issued to Scheme
                                     Shareholders as consideration under the
                                     Scheme;

"Court"                              the High Court of Justice in England and
                                     Wales;

"Court Meeting"                      the meeting of the Scheme Shareholders
                                     convened by order of the Court to
                                     consider and, if thought fit, approve the Scheme (with or without amendment);

"DGCL"                               the Delaware General Corporation Law;

"Directors"                          the directors of Gemini Genomics plc,
                                     whose names are set out on page 105;

"Effective Date"                     the date on which the Scheme becomes
                                     effective and references to the
                                     "Effective Time" shall mean the time on
                                     such date at which the Scheme becomes
                                     effective;

"Encumbrance"                        any charge, mortgage, lien,
                                     hypothecation, judgment, encumbrance,
                                     easement, security, title retention,
                                     preferential right, trust arrangement or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or any similar right in favour of any person;

"Exchange Act"                       the United States Securities Exchange Act
                                     of 1934, as amended;

"Exchange Proportion"
                                     0.2 of a share of SEQUENOM Stock for each Gemini Share (representing 0.4 of a share of SEQUENOM Stock for each Gemini ADS);

"Extraordinary General Meeting"
                                     the extraordinary general meeting of
                                     Gemini Shareholders in connection with
                                     the Scheme;

"Final Court Order"
                                     the order of the Court sanctioning the
                                     Scheme under section 425 of the UK
                                     Companies Act and confirming the
                                     reduction of share capital involved
                                     therein under section 137 of the UK
                                     Companies Act;

"Final Court Order Date"             the date on which the Final Court Order
                                     is made or, if later, the date on which
                                     the Final Court Order is expressed to
                                     take effect;

"Final Hearing"                      the Court hearing at which the Final
                                     Court Order is made;

"Gemini" or the "Company" or         Gemini Genomics plc;
 "Offeree"

"Gemini ADSs"                        American Depositary Shares of Gemini,
                                     each representing two Gemini Shares;

"Gemini ADS Holder"                  a holder of Gemini ADSs;

"Gemini Group" or "Offeree           Gemini and its Subsidiaries;
 Group"

"Gemini Option Holders"              holders of options under the Gemini Share
                                     Option Schemes;

"Gemini Scheme Shares"               Gemini Shares in issue on the date of the
                                     Scheme together with any further Gemini
                                     Shares:

                                     (i) in issue 48 hours prior to the time
                                     of the Court Meeting; and

                                     (ii) issued thereafter and prior to the
                                     close of business on the London Business
                                     Day before the Final Court Order Date
                                     either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed to be bound by the Scheme;

"Gemini Share Option Schemes"        the Gemini Share Option Plan Parts A and
                                     B, the Gemini Savings Related Share
                                     Option Scheme, the Gemini International
                                     Executive Share Option Plan and any
                                     option deed under which Gemini has
                                     granted options to employees, consultants or others;

"Gemini Shareholders"                holders of Gemini Shares;

"Gemini Shares" or "Offeree          ordinary shares of (Pounds)0.05 each in
 Shares"                             Gemini;

"Gemini Warrants"                    warrants held by HP to subscribe for
                                     40,000 Gemini Shares and any additional
                                     warrants to which HP may become entitled to subscribe for up to a further 80,000
                                     Gemini Shares;

"HP"                                 Hewlett-Packard International Bank
                                     Limited;

                                     a day (excluding Saturdays, Sundays and
"London Business Day"                public holidays) on which banks are
                                     generally open for business in the City
                                     of London;

"Meetings"
                                     the Court Meeting and the Extraordinary
                                     General Meeting;

"NASDAQ"
                                     the NASDAQ National Market System
                                     operated by NASDAQ, Inc.;

"New Gemini Shares"
                                     the Gemini Shares to be issued fully paid to SEQUENOM pursuant to the Scheme;

"New York Business Day"              a day (excluding Saturdays, Sundays and
                                     public holidays) on which banks are
                                     generally open for business in New York
                                     City;

"Non-voting Deferred Share"          a Gemini share carrying no right to vote
                                     or to dividends and a limited entitlement on winding-up, to be created by resolution at the Extraordinary General
                                     Meeting and issued fully paid to SEQUENOM immediately prior to the Effective Time;

"Offer Period"
                                     the period commencing on 29 May 2001 and ending upon the Effective Date;

"Panel"                              the Panel on Takeovers and Mergers;

"Press Announcement"
                                     the press announcement issued by Gemini
                                     and SEQUENOM dated 29 May 2001 in
                                     accordance with rule 2.5 of the City
                                     Code;

"Printing Date"                      18 July 2001, the latest practicable date
                                     prior to the posting of this document;

"Proxy Statement"                    the proxy statement dated 19 July 2001
                                     comprising a letter to SEQUENOM
                                     Shareholders, notice of meeting and proxy statement distributed to SEQUENOM
                                     Shareholders in connection with the
                                     issuance of the Consideration Stock by
                                     SEQUENOM pursuant to the Scheme, a copy
                                     of which accompanies this document for
                                     information only;

"Record Date"
                                     close of business on the Business Day
                                     immediately preceding the Effective Date;

"Resolutions"                        the resolutions to be proposed at the
                                     Meetings;

"Scheme" or "Scheme of
 Arrangement"                        the scheme of arrangement under section
                                     425 of the UK Companies Act between
                                     Gemini and the Scheme Shareholders to be set out in the Explanatory Statement, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Offeror;

"Scheme Shareholders"                holders of the Gemini Scheme Shares;

"SEC"                                the United States Securities and Exchange
                                     Commission;

"Securities Act"
                                     the United States Securities Act of 1933, as amended;

"SEQUENOM" or "Offeror"              SEQUENOM, Inc., a Delaware corporation;

"SEQUENOM Group" or "Offeror
 Group"
                                     SEQUENOM and its Subsidiaries;

"SEQUENOM Preferred Stock"
                                     shares of preferred stock of $0.001 par
                                     value each in the capital of SEQUENOM;

"SEQUENOM Share" or "Offeror
 Share"
                                     a share of SEQUENOM Stock;

"SEQUENOM Shareholders" or
 "SEQUENOM Stockholders"
                                     holders of SEQUENOM Stock;

"SEQUENOM Special Meeting" or
 the "Special Meeting"               the meeting of SEQUENOM Shareholders
                                     being held in connection with the
                                     approval of the increase of authorised
                                     SEQUENOM share capital and the issuance
                                     of the Consideration Stock;

"SEQUENOM Stock" or "Offeror
 Stock" or "SEQUENOM Common          shares of common stock of $0.001 par
 Stock"                              value each in the capital of SEQUENOM;

"SEQUENOM Stock Option Plan"         the SEQUENOM 1999 Stock Option Plan;

"SEQUENOM Stockholders'              the affirmative vote of the holders of a
 Approval"                           majority of the outstanding SEQUENOM
                                     Stock as of the record date for the
                                     SEQUENOM Special Meeting for the purpose of approving the issuance of the Consideration Stock;

"SNP"                                single nucleotide polymorphism;

"Subsidiary"                         a subsidiary as defined in section 736 of
                                     the UK Companies Act and "Subsidiaries"
                                     shall be construed accordingly;

"Transaction"                        the merger of Gemini and SEQUENOM
                                     pursuant to the Scheme;

"Transaction Agreement"              the agreement entered into between Gemini
                                     and SEQUENOM on 29 May 2001 relating to
                                     their respective obligations in
                                     connection with the Transaction;

"TCGA"                               the UK Taxation of Chargeable Gains Act
                                     1992, as amended;

"UK"                                 the United Kingdom of Great Britain and
                                     Northern Ireland;

"UK Companies Act"                   the Companies Act 1985, as amended;

"United States" or "US"              the United States of America, its
                                     territories and possessions, any State of the United States of America and the District of Colombia, and all other areas subject to its jurisdiction;

"US GAAP"                            United States generally accepted
                                     accounting principles;

"Voting Record Time"                 48 hours prior to the time of the
                                     relevant Meeting or, in the case of an
                                     adjournment, 48 hours prior to the time
                                     of the adjourned Meeting;

"wider Offeree Group"                Gemini and its Subsidiaries, subsidiary
                                     undertakings, associated undertakings and any other undertaking in which Gemini and any such undertakings (aggregating their interests) have a substantial interest;
                                     and

"wider Offeror Group"                SEQUENOM and any subsidiary undertaking,
                                     associated undertaking and any other
                                     undertaking in which SEQUENOM and such
                                     undertakings (aggregating their
                                     interests) have a substantial interest.

  Certain other capitalised terms not otherwise defined above are defined and used elsewhere in this document.

  In this document, "this document" means and includes the letter from the Chairman of Gemini, the Explanatory Statement, the appendices hereto, the Scheme of Arrangement and the notices of the Meetings set out on pages 144 to 148.

  The Proxy Statement (which is being sent to Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders for information only) and this document have been prepared for different purposes and are intended for different recipients. To the extent that there are any differences or variations between the Proxy Statement, which is being sent to Gemini Shareholders, Gemini ADS Holders and Gemini Option Holders for information only, and this document (arising principally out of the different purposes for which they have been prepared, the different recipients for whom they are intended and different market practices in the UK and the US), with respect to matters to be approved by you in connection with the Scheme, this document will prevail. However, if you hold SEQUENOM Shares and will be voting at the SEQUENOM Special Meeting, to the extent there are any differences between this document and the Proxy Statement, with respect to matters to be approved by you as a SEQUENOM Shareholder at the SEQUENOM Special Meeting, you should rely on the Proxy Statement.

  For the purpose of this Appendix VIII, "holding company", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the UK Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the UK Companies Act) and "substantial interest" means a direct or indirect interest in 20 percent or more of the equity capital of an undertaking.

  References to $ are to US dollars.

  Dated 20 July 2001

                           THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE                                   No. 4018 of 2001
CHANCERY DIVISION
COMPANIES COURT

                     IN THE MATTER OF GEMINI GENOMICS PLC

                                    - and -

                    IN THE MATTER OF THE COMPANIES ACT 1985

-------------------------------------------------------------------------------

                             Scheme of Arrangement
                 (under section 425 of the Companies Act 1985)

-------------------------------------------------------------------------------

                                    Between

                              GEMINI GENOMICS PLC

                                      and

                              SCHEME SHAREHOLDERS
                           (as hereinafter defined)

                                  PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

  "Companies Act" the Companies Act 1985, as amended;

  "Company" Gemini Genomics plc, incorporated in England and Wales with registered number 3377251;

  "Consideration Stock" the fully paid and non-assessable SEQUENOM Stock to be issued to Scheme Shareholders as consideration under the Scheme;

  "Court" the High Court of Justice in England and Wales;

  "Court Meeting" the meeting of the Scheme Shareholders convened by Order of the Court pursuant to section 425 of the Companies Act (including any adjournment thereof) to consider and, if thought fit, approve this Scheme (with or without amendment);

  "Effective Date" the date on which this Scheme becomes effective in accordance with Clause 6;

  "Encumbrance" any charge, mortgage, lien, hypothecation, judgment, encumbrance, easement, security, title retention, preferential right, trust arrangement or any other security interest or any other agreement or arrangement having a commercial effect analogous to the conferring of security or any similar right in favour of any person;

  "Final Court Order" the order of the Court sanctioning this Scheme under section 425 of the Companies Act and confirming the reduction of share capital involved therein under section 137 of the Companies Act;

  "Final Court Order Date" the date on which the Final Court Order is made or, if later, the date on which the Final Court Order is expressed to take effect;

  "Gemini ADS" an American Depositary Share of Gemini, representing two Gemini Shares;

  "Gemini Shares" ordinary shares of (Pounds)0.05 each in the capital of the Company;

  "holder" includes any person entitled by transmission;

  "London Business Day" a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London;

  "members" members of the Company on the register of members at any relevant date;

  "NASDAQ" the NASDAQ National Market System operated by NASDAQ, Inc.;

  "New Gemini Shares" the Gemini Shares to be issued fully paid to SEQUENOM pursuant to this Scheme;

  "Record Date" close of business on the London Business Day immediately preceding the Effective Date;

  "Scheme" this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

  "Scheme Shareholders" holders of Scheme Shares;

  "Scheme Shares" Gemini Shares in issue on the date of the Scheme together with any further Gemini Shares:

  (a) in issue 48 hours prior to the time of the Court Meeting; and

  (b) issued thereafter and prior to the close of business on the London Business Day before the Final Court Order Date either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which such holders shall have agreed to be bound by the Scheme;

  "SEQUENOM" SEQUENOM, Inc., a corporation incorporated under the laws of the State of Delaware, USA;

  "SEQUENOM Share" a share of SEQUENOM Stock; and

  "SEQUENOM Stock" shares of common stock of $0.001 par value each in the capital of SEQUENOM.

(B) The authorised share capital of the Company is (Pounds)6,000,000 divided into 120,000,000 ordinary shares of 5p each, of which 64,742,260 have been issued and are credited as fully paid and the remainder are unissued.

(C) SEQUENOM was incorporated as a limited company under the laws of the State of Delaware, USA and has a current authorised share capital of 80,000,000 shares divided into 75,000,000 shares of common stock of $0.001 par value each and 5,000,000 shares of preferred stock of $0.001 par value each, of which 24,365,706 shares of common stock are outstanding and no shares of preferred stock are outstanding.

(D) SEQUENOM has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to undertake to the Court to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

                                  THE SCHEME

1 Cancellation of Scheme Shares

1.1 The share capital of the Company shall be reduced by cancelling and extinguishing the Scheme Shares.

1.2 Forthwith and contingently upon the said reduction of capital taking effect:

   1.2.1 the share capital of the Company shall be increased to its former amount by the creation of such number of New Gemini Shares as shall be equal to the number of Scheme Shares cancelled and extinguished as aforesaid; and

   1.2.2 the Company shall apply the reserve arising as a result of such reduction of capital in paying up in full at par the New Gemini Shares created pursuant to Clause 1.2.1 which shall be allotted and issued, credited as fully paid-up, to SEQUENOM.

2 Consideration for the cancellation of the Scheme Shares

2.1 In consideration for the cancellation of the Scheme Shares and the allotment and issue to SEQUENOM of the New Gemini Shares, SEQUENOM shall (subject as provided by the remaining provisions of this Clause 2 and Clause 3) issue Consideration Stock to Scheme Shareholders (as appearing in the register of members of the Company at the Record Date) on the following basis:

   for each Scheme Share 0.2 of a new SEQUENOM Share representing for each Gemini ADS 0.4 of a new SEQUENOM Share

2.2 No fraction of a share of SEQUENOM Stock shall be issued to Scheme Shareholders, but in lieu thereof each Scheme Shareholder on the Record Date who would otherwise be entitled to such a fraction of a share of SEQUENOM Stock (after first aggregating all fractions of shares of SEQUENOM Stock to which such Scheme Shareholder would otherwise be entitled) shall instead receive cash (without interest) from SEQUENOM as if any fraction of a SEQUENOM Share to which such Scheme Shareholder would otherwise have been entitled had been sold at the like fraction of the closing trading price of SEQUENOM Stock on NASDAQ on the Effective Date.

2.3 The provisions of this Clause 2 shall be subject to any prohibition or condition imposed by law. If it is demonstrated to the satisfaction of the Company that, in respect of any holder of Scheme Shares with a registered address in a jurisdiction outside the UK or who is a citizen, resident or national of a jurisdiction outside the UK, the issue of SEQUENOM Stock pursuant to this Clause 2 would infringe the laws of such jurisdiction outside the UK or would or may impose a requirement on SEQUENOM to observe or obtain any governmental or other consent or effect any registration, filing or other formality with which SEQUENOM is unable to comply or which is unduly onerous, the Company may direct that such SEQUENOM Stock shall be issued to such holder and shall appoint an agent for such holder pursuant to this Clause 2.3 and such agent shall be authorised and instructed on behalf of such holder to procure that such SEQUENOM Stock shall (unless otherwise directed by the holder on provision of satisfactory evidence of an applicable exemption from such laws or requirements that is not unduly onerous), as soon as practicable following the Effective Date, be sold in the market at the best price that can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commissions, including any value added tax payable thereon) shall be paid to such holder by sending a cheque to such holder in accordance with the provisions of Clauses 3.3 and 3.5. To give effect to any such sale, the agent so appointed shall be authorised on behalf of such holder to execute and deliver a form of transfer and to give such instructions and to do all other things that he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of SEQUENOM, the Company or such agent shall have any liability for any loss or damage arising as a result of the timing or terms of such sale. Pending any such sale, such holder shall be entitled to vote such SEQUENOM Stock and to receive any dividends paid in respect thereof.

3  Issue and Payment

3.1 SEQUENOM shall issue the Consideration Stock pursuant to Clause 2 on, and with effect from, the Effective Date and, within 14 days after the Effective Date, shall:

   3.1.1 deliver certificates for the Consideration Stock to the persons entitled thereto in the manner prescribed by Clause 3.3; and

   3.1.2 deliver to the persons entitled thereto in the manner prescribed by Clause 3.3, cheques for the sums payable to them under Clause 2.2.

3.2 The Consideration Stock to be issued pursuant to this Clause 3 shall be validly issued, fully paid, non-assessable and free of Encumbrance, and shall rank pari passu in all respects with the SEQUENOM Stock then in issue, including the right to receive and retain any dividends and other distributions declared, made or paid after the Effective Date.

3.3 All deliveries of certificates and cheques required to be made pursuant to this Scheme shall be effected by posting the same in prepaid envelopes addressed to the persons entitled thereto at their respective registered addresses as appearing in the register of members of the Company at the Record Date (or, in the case of joint holders, at the registered address of that one of the joint holders whose name stands first in the said register of members in respect of the joint holding at the Record Date) or to such other addresses (if any) as such persons may respectively direct in writing.

3.4 Neither SEQUENOM nor its nominees shall be responsible for any loss or delay in the transmission of any certificates or cheques posted in accordance with this Clause 3 which shall be sent at the risk of the addressee.

3.5 All cheques shall be made payable to the holder or, in the case of joint holders, to the first named holder of the Scheme Shares concerned and the encashment of any such cheques shall be a complete discharge to SEQUENOM for the monies represented thereby.

3.6 The provisions of Clause 2 and this Clause 3 shall take effect subject to any condition or prohibition imposed by law.

4 Certificates

   With effect from and including the Effective Date, all certificates representing Scheme Shares shall cease to be valid for any purpose and Scheme Shareholders shall at the request of the Company return such certificates for cancellation to the Company or to any person appointed by the Company.

5 Mandates

   All mandates and other instructions to the Company in force at the close of business on the Record Date relating to Scheme Shares shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates and instructions to SEQUENOM in relation to the corresponding Consideration Stock to be allotted and issued pursuant to this Scheme.

6 The Effective Date

6.1 This Scheme shall become effective as soon as an office copy of the Order of the Court sanctioning this Scheme under section 425 of the Companies Act and confirming under section 137 of the Companies Act the reduction of capital provided for by this Scheme shall have been duly delivered to the Registrar of Companies for registration and registered by him.

6.2 Unless this Scheme shall have become effective on or before 30 November 2001, or such later date, if any, as SEQUENOM and the Company may agree and the Court may allow, it shall never become effective.

7 Modification

   The Company and SEQUENOM may jointly consent on behalf of all persons affected to any modification of or addition to this Scheme or to any condition which the Court may approve or impose.

   Dated 20 July 2001

IN THE HIGH COURT OF JUSTICE                                   No. 4018 of 2001
CHANCERY DIVISION
COMPANIES COURT
MR REGISTRAR BAISTER

                     IN THE MATTER OF GEMINI GENOMICS PLC

                                    - and -

                    IN THE MATTER OF THE COMPANIES ACT 1985

  NOTICE IS HEREBY GIVEN that by an Order dated 6 July 2001 made in the above matters the Court has directed a meeting (the "Meeting") to be convened of the holders of the Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a Scheme of Arrangement (the "Scheme") proposed to be made between the above-named Gemini Genomics plc (the "Company") and the holders of the Scheme Shares (as so defined) and that Meeting will be held at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY, England on 23 August 2001 at 10.05 a.m. (London time) (or as soon thereafter as the Extraordinary General Meeting of the Company convened for the same day and place shall have been concluded or adjourned) at which place and time all holders of the Scheme Shares are requested to attend.

  A copy of the Scheme and a copy of the statement required to be furnished pursuant to section 426 of the above-mentioned Act are incorporated in the document of which this notice forms part.

  The holders of Scheme Shares may vote in person at the Meeting or they may appoint another person, whether a member of the Company or not, as their proxy to attend and vote in their stead. A WHITE form of proxy for use at the Meeting is enclosed with this notice.

  In the case of joint holders of a Scheme Share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

  Entitlement to attend and vote at the Meeting (or any adjournment thereof) and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company 48 hours before the time fixed for the Meeting or any adjournment thereof (as the case may be).

  Whether or not holders of Scheme Shares propose to attend the Meeting in person, it is requested that a WHITE form of proxy be completed according to the instructions given on the form and be returned as soon as possible to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL, England, to arrive at least 48 hours before the time appointed for the Meeting. If the WHITE form of proxy is not returned by then, it may be handed to the chairman at the Meeting. The return of the WHITE form of proxy will not prevent a holder of Scheme Shares from attending the Meeting and voting in person if such holder so wishes.

  By the order, the Court has appointed Mr. Michael Edward Fitzgerald or, failing him, Dr. Paul Kelly, or, failing him, Mr. Jeremy Ingall to act as chairman of the Meeting and has directed the chairman to report the result thereof to the Court.

  The Scheme will be subject to the subsequent sanction of the Court.

Dated 20 July 2001

                              GEMINI GENOMICS PLC

                    Notice of Extraordinary General Meeting

  Notice is hereby given that an Extraordinary general meeting of Gemini Genomics plc (the "Company") will be held at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY, England on Thursday, 23 August 2001 at 10:00 a.m. (London time) for the purpose of considering and, if thought fit, passing the following resolution which will be proposed as a Special Resolution;

                              Special Resolution

That:

(a) the Transaction Agreement dated 29 May 2001 between the Company and SEQUENOM, Inc. ("SEQUENOM") relating to the proposed acquisition of the entire issued share capital of the Company by SEQUENOM (with such modifications or amendments as the directors of the Company shall determine), be approved;

(b) the Scheme of Arrangement dated 20 July 2001 (the "Scheme") between the Company and the holders of the Scheme Shares (as defined in the Scheme), a print of which has been produced to this Meeting and signed for the purposes of identification by the chairman of this Meeting, be approved;

(c) with effect from the passing of this resolution:

  (i) one authorised but unissued ordinary share in the Company be reclassified as one non-voting deferred share of (Pounds)0.05 (the "Deferred Share"), such Deferred Share to constitute a separate class and to have all the rights of such ordinary shares as set out in the Articles of Association of the Company (the "Articles"), save that:

    (a) the holder of the Deferred Share shall not be entitled to receive a dividend nor to have any other right of participation in the profits or income of the Company;

    (b) the holder of the Deferred Share shall have no right to receive notice of or to attend or vote at any general meeting of the Company by virtue or in respect of holding such Deferred Share; and

    (c) on a return of capital on a winding-up of the Company or otherwise, the holder of the Deferred Share shall be entitled, subject to the payment to the holders of all other classes of shares of the amount paid-up on such shares, to the repayment of the nominal amount paid up on the Deferred Share, but shall have no further rights or participation in the assets of the Company;

  (ii) the directors of the Company be and they are hereby generally and unconditionally authorised, for the purposes of section 80 of the Companies Act 1985, to allot the Deferred Share to SEQUENOM provided that this authority shall expire on 30 June 2002 and this authority shall be in addition and without prejudice to any subsisting authority conferred on the directors of the Company pursuant to section 80 of the said Act; and

  (iii) the Articles be amended by:

    (a) the re-numbering of Article 4 as Article 4A and the adoption and inclusion in the Articles of the following new Article 4B:

    "4BScheme of Arrangement

      (1) In this Article 4B, references to the "Scheme" are to the Scheme of Arrangement dated 20 July 2001 proposed by the Company under section 425 of the Companies Act and terms defined in the Scheme shall have the same respective meanings in this Article 4B.

      (2) If the Company issues any shares (other than to SEQUENOM) on or after the time 48 hours prior to the Court Meeting and prior to the close of business on the London Business Day before the Final Court Order Date, such shares shall be subject to the terms of the Scheme and the holder or holders of such shares shall be bound by the Scheme accordingly.

      (3) If any Gemini Shares are allotted and issued or transferred to any person (the "New Member") other than SEQUENOM on or after the Final Court Order Date, they will be immediately transferred to SEQUENOM free from all Encumbrances in consideration for the issue or transfer to the New Member of 0.2 SEQUENOM Shares, fully paid-up and free from all Encumbrances, for each Gemini Share so transferred, save that no fraction of a SEQUENOM Share shall be transferred or issued pursuant to this Article. In lieu of any fraction of such share to which any New Member is entitled (after first aggregating all such fractions of SEQUENOM Shares to which such New Member would otherwise be entitled), the New Member shall instead be paid by SEQUENOM an amount in cash (without interest) payable in US dollars (rounded to the nearest US cent) equal to the product of any such fraction multiplied by the closing price per SEQUENOM Share as reported on NASDAQ on the Effective Date.

             SEQUENOM Shares issued or transferred to the New Member shall be validly issued, fully paid, non-assessable and free of Encumbrance (other than any Encumbrance created by the New Member concerned) and shall rank pari passu in all respects with the SEQUENOM Shares then in issue, including the right to receive and retain any dividends and other distributions declared, made or paid after the Effective Date. Any such share will be issued subject to the Bylaws of SEQUENOM.

      (4) The number of SEQUENOM Shares to be issued or transferred to the New Member under Article 4B(3) may be adjusted by the directors of the Company in such manner as the auditors may determine on any re-organisation of the share capital of the Company or of SEQUENOM effected after the Record Date, save that no fraction of a SEQUENOM Share shall be transferred or issued pursuant to this Article. In lieu of any fraction of such share to which any New Member is entitled (after first aggregating all such fractions of SEQUENOM Shares to which such New Member would otherwise be entitled), the New Member shall instead be paid by SEQUENOM an amount in cash (without interest) payable in US dollars (rounded to the nearest US cent), such amount as determined by the auditors (in their absolute discretion) ensuring as nearly as may be parity of treatment with that provided for in Article 4B(3).

      (5) To give effect to any such transfer required by Article 4B(3) the Company may appoint any person to execute and deliver a form of transfer on behalf of the New Member in favour of SEQUENOM and to agree for and on behalf of the New Member to become a shareholder in SEQUENOM.

      (6) This Article shall have no effect if the Scheme has not become effective by 30 June 2002."; and

    (b) the adoption and inclusion in the Articles of the following new
        Article 4C:

    "4(C) Deferred Share

      (1) Any authorised but unissued ordinary share in the capital of the Company reclassified as a non-voting deferred share of (Pounds)0.05 (the "Deferred Share") shall constitute a separate class from the ordinary shares in the capital of the Company and shall entitle the holder thereof to all rights and privileges to which the holders of such ordinary shares are entitled, save that:

             (A) the holder of the Deferred Share shall not be entitled to receive a dividend nor to have any other right of participation in the profits or income of the Company;

             (B) the holder of the Deferred Share shall have no right to receive notice of or to attend or vote at any general meeting of the Company by virtue or in respect of holding such Deferred Share;

             (C) on a return of capital on a winding-up of the Company or otherwise, the holder of the Deferred Share shall be entitled out of the surplus assets of the Company after the payment to the holders of all other classes of shares of the amount paid-up on such shares to a return of the nominal amount paid-up or credited as paid-up on the Deferred Share held by it and the balance of such assets shall belong to and be distributed among holders of all other classes of shares as provided for in these Articles or the terms of issue thereof and the holder of the Deferred Share shall have no further rights to participate in the assets of the Company; and

             (D) the Company may at any time, subject to the provisions of the
                 Act, cancel the Deferred Share (by way of reduction of its capital) without making any payment to or obtaining any sanction of the holder thereof";

(d) for the purpose of giving effect to the Scheme, in its original form or with modifications, additions or conditions approved or imposed by the
     Court:

  (i) conditional upon the name of SEQUENOM, Inc. having been entered into the register of members of the Company as the holder of the Deferred Share, the capital of the Company be reduced by cancelling and extinguishing the Scheme Shares;

  (ii) forthwith and contingently upon such reduction of capital taking effect:

    (a) the share capital of the Company be increased to its former amount by the creation of such number of New Gemini Shares (as defined in the Scheme) as shall be equal to the number of Scheme Shares (as defined in the Scheme) cancelled and extinguished as aforesaid; and

    (b) the Company shall apply the reserve arising as a result of such reduction of capital in paying-up in full at par the New Gemini Shares created pursuant to paragraph (d)(ii)(a) of this resolution which shall be allotted and issued, credited as fully paid-up, to SEQUENOM; and

  (iii) the directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 to allot the New Gemini Shares created pursuant to paragraph (d)(ii)(a) of this resolution provided that:

    (a) the maximum aggregate nominal value of the New Gemini Shares (as so defined) which may be allotted is (Pounds)5,999,999.95;

    (b)  this authority shall expire on 30 June 2002; and

    (c) this authority shall be without prejudice to any other authority under the said section 80 granted before the Scheme becomes effective;

(e) pursuant to Article 156.4 of the Articles, the issue of New Gemini Shares pursuant to the Scheme referred to in paragraph (d)(ii)(b) of this resolution is hereby approved; and

(f) upon the Scheme becoming effective pursuant to its terms:

  (i) pursuant to section 53(1)(a) of the Companies Act 1985, the Company shall be re-registered as a private company;

  (ii) the name of the Company shall be changed to "Gemini Genomics Limited";

  (iii) pursuant to section 53(2) of the Companies Act 1985, the Memorandum of Association of the Company shall be altered by the deletion of clauses 1 and 2, the renumbering of clauses 3 and 4 as clauses 2 and 3, and the insertion of new clause 1 as follows:

     "1. The name of the Company is "Gemini Genomics Limited"."; and

  (iv) pursuant to section 53(2) of the Companies Act 1985, the Articles of Association in the form produced to the Meeting and initialled by the chairman for the purpose of identification shall be adopted as the new Articles of Association of the Company.

By Order of the Board                                        Dated 20 July
                                                             2001

Secretary                                                    Registered
                                                             Office:

                                                             162 Science Park
                                                             Milton Road
                                                             Cambridge
                                                             Cambridgeshire
                                                             CB4 0GH
                                                             England

Notes:

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his place. A proxy need not be a member of the Company.

2. A BLUE form of proxy is enclosed for use at the Meeting. To be valid, the BLUE form of proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certificated copy or a duly certified copy thereof, must be returned to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL, England, to arrive not less than 48 hours before the time set for the Meeting or adjourned Meeting.

3. Completion of the form of proxy will not prevent you from attending and voting in person.

4. Entitlement to attend and vote at the Meeting or any adjournment thereof and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company 48 hours before the time fixed for the Meeting or adjourned Meeting (as the case may be).

5. A marked-up copy of the Articles of Association reflecting the amendments to be effected by special resolution at the Meeting and the new Articles of Association proposed to be adopted upon the Scheme becoming effective will be available for inspection for at least 15 minutes prior to and during the Meeting.

  BUSINESS REPLY SERVICE                                                   1
   Licence No SEA 10846


                             Lloyds TSB Registrars
                             The Causeway
                             Worthing
                             West Sussex
                             BN99 6ZL

WHITE PROXY
                  IN THE HIGH COURT OF JUSTICE No. 4018 of 2001
                               CHANCERY DIVISION
                                COMPANIES COURT

                     In the matter of GEMINI GENOMICS PLC
                                     and
                    in the matter of THE COMPANIES ACT 1985
                                Form of Proxy

to be used for the Meeting on 23 August 2001 at 10.05 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened for the same day and place shall have been concluded or adjourned) at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY of the holders of the ordinary shares of 5p each in the above-named Company.

I/We (see note 1) _________________________________________________ being the holder(s) of ordinary shares of the above-named Company HEREBY APPOINT the Chairman of the Meeting or (see note 2) of ________________________________________________________________ as my/our proxy to act for me/us at the Meeting of the holders of the ordinary shares of the said Company to be held at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY, London on 23 August 2001 at 10.05 a.m. (or as soon thereafter as the extraordinary general meeting of the Company convened for the same day and place shall have been concluded or adjourned) for the purpose of considering and, if thought fit, approving (with or without modification) the proposed Scheme of Arrangement referred to in the Notice convening the said Meeting, and at such Meeting, or at any adjournment thereof, to vote for me/us and in my/our name(s) for the said Scheme (either with or without modification, as my/our Proxy may approve) or against the Scheme as hereunder indicated.

Dated ___________________________________ 2001
--------------------------------------------------------------------------------
FOR the said Scheme                        AGAINST the said Scheme
--------------------------------------------------------------------------------




--------------------------------------------------------------------------------
Signature _________________________        Signature __________________________
--------------------------------------------------------------------------------

IMPORTANT: If you wish to vote "for" the Scheme sign in the Box marked "FOR". If
                                                ----
you wish to vote "against" the Scheme, sign in the Box marked "AGAINST".
                                       ----

Notes:
1.   Please insert your full name and address in BLOCK CAPITALS.
2. If you wish to appoint some person other than the Chairman of the Meeting as your proxy, please delete the words "the Chairman of the Meeting or" insert the full name and address of the proxy in the space provided and initial the alteration.
3. You are requested to lodge this WHITE Form of Proxy with Lloyds TSB Registrars not less than 48 hours before the time fixed for holding the said Meeting. However, if it is not so lodged it may be handed to the Chairman of the Meeting at the Meeting or at any adjournment thereof.
4. Any alteration made in this WHITE Form of Proxy should be initialled by the person who signs it.
5. Your proxy need not be a member of the Company but must attend the Meeting in person to represent you.
6. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s); and for this purpose seniority will be determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7. The completion and return of this WHITE Form of Proxy will not prevent a holder of ordinary shares from attending and voting in person at the Meeting.
8. Entitlement to attend and vote at the Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company 48 hours before the time fixed for the Meeting or any adjournment thereof (as the case may be).

  BUSINESS REPLY SERVICE                                                       1
   Licence No SEA 10846


                             Lloyds TSB Registrars
                             The Causeway
                             Worthing
                             West Sussex
                             BN99 6ZL

(BLUE PROXY)

                               GEMINI GENOMICS PLC
                                  Form of Proxy

        Extraordinary General Meeting at 29th Floor, One Canada Square, Canary Wharf, London E14 5DY on 23 August 2001 at 10.00 a.m. I/We (see note 1) ___________________________________________________ of
____________________________________________________ being a member/members of the above-named Company hereby appoint the Chairman of the Meeting or (see note
2) of _______________________________________________________________ as my/our
proxy to vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at 29th Floor, One Canada Square, London E14 5DY on 23 August 2001 at 10.00 a.m. and at any and every adjournment thereof and I/we direct my/our proxy to vote as indicated below.

Special Resolution                                                FOR    AGAINST

- to approve the Transaction Agreement and Scheme of Arrangement;

- to create and issue one non-voting deferred share of (pound)0.05 to SEQUENOM, Inc.;

-    to alter the Articles of Association of the Company;

-    to cancel the Scheme Shares;

- to create, authorise the allotment of and issue replacement fully paid, ordinary shares to SEQUENOM, Inc.;

- to approve the issue of fully paid, ordinary shares to SEQUENOM pursuant to Article 156.4; and

- to convert the Company from a public limited company to a private limited company

Please indicate with a cross in the appropriate space how you wish your vote to be cast on the special resolution (the full terms of which are set out in the Notice of the Extraordinary General Meeting). If this proxy is returned without an indication as to how your proxy shall vote on the special resolution, your proxy may exercise his discretion as to whether, and if so how, he votes. Your proxy may not vote on a show of hands.

Dated ___________________________________ 2001

Signed or executed (see notes 4 and 5)__________________________________________

Names of Joint Holders (if any)_________________________________________________

Notes:
1)   Please insert your full name and address in BLOCK CAPITALS.
2) If you wish to appoint some other person as your proxy, please delete the words, "the Chairman of the Meeting or", insert the full name and address of your proxy in the space provided and initial the amendment. A proxy need not be a member of the Company.
3) To be valid this BLUE Form of Proxy, together with the power of attorney or other authority, if any, under which it is signed or a notarially certificated copy of a duly certified copy thereof, must be returned to Lloyds TSB Registrars, not less than 48 hours before the time fixed for the Meeting or adjourned Meeting.
4) In the case of an individual, this BLUE Form of Proxy should be signed by the individual or his attorney duly authorized in writing.
5) In the case of a body corporate this BLUE Form of Proxy should be either executed by it or signed on its behalf by an attorney or a duly authorized officer of the body corporate.
6) In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s): and for this purpose seniority will be determined by the order in which the names stand in the Register of Members in respect of the joint holding.
7) The completion and return of this BLUE Form of Proxy will not prevent a member from attending the Meeting and voting in person should he so wish.
8) Entitlement to attend and vote at the Meeting and the number of votes which may be cast thereat will be determined by reference to the register of members of the Company 48 hours before the time fixed for the Meeting or any adjournment thereof (as the case may be).